UNITED STATES
~TIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

16004771

Form CB

TENDER OFFER/RIGHTS OFFERING NOTIFICATION FORM

Please place an X in the box(es) to designate the appropriate rule provision(s) relied upon to file this Form:

Securities Act Rule 801 (Rights Offering) [X]
Securities Act Rule 802 (Exchange Offer) [ ]
Exchange Act Rule 13e-4(h)(8) (Issuer Tender Offer) [ ]
Exchange Act Rule 14d-1(c) (Third Party Tender Offer)[ ]
Exchange Act Rule 14e-2(d) (Subject Company Response)[ ]

Filed or submitted in paper if permitted by Regulation S-T Rule 101(b)(8)[X]

Note: Regulation S-T Rule 101(b)(8) only permits the filing or submission of a Form CB in paper by a party that is not subject to the reporting requirements of Section 13 or 15(d) of the Exchange Act.

Winsway Enterprises Holdings Limited
(Name of Subject Company)

N/A
(Translation of Subject Company's Name into English (if applicable))

British Virgin Islands
(Jurisdiction of Subject Company's Incorporation or Organization)

Winsway Enterprises Holdings Limited
(Name of Person(s) Furnishing Form)

ordinary shares
(Title of Class of Subject Securities)

N/A
(CUSIP Number of Class of Securities (if applicable))

Ms. Cao Xinyi
Winsway Enterprises Holdings Limited
Suites 2104–05, Hutchison House,
10 Harcourt Road, Hong Kong
Telephone: + 852 2537 0111

(Name, Address (including zip code) and Telephone Number (including area code) of Person(s) Authorized to Receive Notices and Communications on Behalf of Subject Company)

May 31, 2016
(Date Tender Offer/Rights Offering Commenced)

Total number of pages: 387

PART I - INFORMATION SENT TO SECURITY HOLDERS

Item 1. Home Jurisdiction Documents

Attached.

Item 2. Informational Legends

A legend in compliance with Rule 802(b) of the Rules and Regulations of the Securities and Exchange Commission under the Securities Act of 1933, as amended, has been included in the "Notice to Investors" of the document listed in Item 1 above.

PART II - INFORMATION NOT REQUIRED TO BE SENT TO SECURITY HOLDERS

N/A

PART III - CONSENT TO SERVICE OF PROCESS

A written irrevocable consent and power of attorney on Form F-X has been filed by Winsway Enterprises Holdings Limited with the Securities and Exchange Commission on May 31, 2016 (concurrently with this form).

Form CB

PART IV - SIGNATURES

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

(Signature)

CAO XINYI - CEO

(Name and Title)

May 31, 2016

(Date)

PART I - INFORMATION SENT TO SECURITY HOLDERS

Item 1. Home Jurisdiction Documents

THIS PROSPECTUS IS IMPORTANT AND REQUIRES YOUR IMMEDIATE ATTENTION

If you are in any doubt about any of the contents of this Prospectus, you should obtain independent professional advice.

If you have sold or transferred all your Shares, you should at once hand the Prospectus Documents to the purchaser(s) or the transferee(s) or to the bank manager, licensed securities dealer or registered institution in securities or other agent through whom the sale or transfer was effected for transmission to the purchaser(s) or the transferee(s). Subject to the granting of the listing of, and permission to deal in, the Rights Shares in both nil-paid and fully-paid forms on the Stock Exchange as well as compliance with the stock admission requirements of HKSCC, the Rights Shares in both nil-paid and fully-paid forms will be accepted as eligible securities by HKSCC for deposit, clearance and settlement in CCASS with effect from the respective commencement dates of dealings in the Rights Shares in their nil-paid and fully-paid forms on the Stock Exchange or such other dates as determined by HKSCC. Settlement of transactions between participants of the Stock Exchange on any trading day is required to take place in CCASS on the second settlement day thereafter. All activities under CCASS are subject to the General Rules of CCASS and CCASS Operational Procedures in effect from time to time.

Hong Kong Exchanges and Clearing Limited, the Stock Exchange and HKSCC take no responsibilities for the contents of the Prospectus Documents, make no representations as to its accuracy or completeness and expressly disclaim any liability whatsoever for any loss howsoever arising from or in reliance upon the whole or any part of the contents of the Prospectus Documents.

A copy of each of the Prospectus Documents, having attached thereto the documents specified in the paragraph headed "Documents delivered to the Registrar of Companies" in Appendix III to this Prospectus, has been registered by the Registrar of Companies in Hong Kong as required by Section 342C of the Companies (Winding up and Miscellaneous Provisions) Ordinance (Chapter 32 of the Laws of Hong Kong). The Registrar of Companies in Hong Kong and the Securities and Futures Commission of Hong Kong take no responsibility for the contents of any of the Prospectus Documents.

Dealings in the Consolidated Shares and the Rights Shares in both nil-paid and fully-paid forms may be settled through CCASS established and operated by HKSCC and you should consult your stockbroker or other registered securities dealer, bank manager, solicitor, professional accountant or other professional adviser for details of the settlement arrangements and how such arrangements may affect your rights and interests. All activities under CCASS are subject to the General Rules of CCASS and CCASS Operational Procedures in effect from time to time.

This Prospectus constitutes an offering of securities only in those jurisdictions where they may be lawfully offered for sale, and therein only by persons permitted to offer and sell such securities. These securities have not been and will not be registered under the U.S. Securities Act of 1933, as amended (the "US Securities Act") or any state securities laws in the United States and will not be offered or sold within the United States or to, or for the account or benefit of, "U.S. persons" (as that term is defined in Regulation S of the US Securities Act), except in accordance with the exemption from such registration provided by Rule 801 of the US Securities Act, in accordance with another exemption from the registration requirements of the US Securities Act.

The attention of Shareholders with registered addresses in, and investors who are located or residing in, any of the jurisdictions outside Hong Kong or holding Shares on behalf of beneficial owners with such addresses is drawn to the paragraph headed "Rights of Overseas Shareholders" in the section headed "LETTER FROM THE BOARD" of this Prospectus.

It is the responsibility of the Shareholders, including the Overseas Shareholders, to observe the local legal and regulatory requirements applicable to them for taking up and onward sale (if applicable) of the Rights Shares in their nil-paid or fully paid forms and to pay any taxes and duties required to be paid in such jurisdiction in connection with the taking up and onward sale of the Rights Shares in their nil-paid or fully paid forms.

Distribution of this Prospectus into jurisdictions other than Hong Kong may be restricted by law. Persons into whose possession the Prospectus come (including, without limitation, agents, custodians, nominees and trustees) should inform themselves of and observe any such restrictions. Any failure to comply with those restriction may constitute a violation of the securities laws or other laws or regulations of any such jurisdiction. Any Shareholder who is in any doubt as to his/her/its position should consult an appropriate professional adviser without delay. In particular, the Prospectus should not be distributed, forwarded to or transmitted in, into or from Japan and Canada. It is the responsibility of any person outside Hong Kong wishing to make an application for the Rights Shares to satisfy himself as to the full observance of the laws and regulations of the relevant territory or jurisdiction, including obtaining any governmental or other consents, and to pay any taxes, duties and other amounts required to be paid in such territory or jurisdiction in connection therewith. The Company reserves the right to refuse to accept any application for Rights Shares where it believes that doing so would violate the applicable securities legislation or other laws or regulations of any jurisdiction.

WINSWAY®

WINSWAY ENTERPRISES HOLDINGS LIMITED
永暉實業控股股份有限公司

(formerly known as "WINSWAY COKING COAL HOLDINGS LIMITED 永暉焦煤股份有限公司")

(Incorporated in the British Virgin Islands with limited liability)

(Stock Code: 1733)

RIGHTS ISSUE IN THE PROPORTION OF 3 RIGHTS SHARES AND 9 ANTI-DILUTION SHARES FOR EVERY 1 CONSOLIDATED SHARE HELD ON THE RECORD DATE AT HK$0.69 PER RIGHTS SHARE

Financial adviser to the Company

UBS Investment Bank

UBS AG Hong Kong Branch

Underwriter

Famous Speech Limited

Capitalized terms used in this cover have the same meanings as those defined in this Prospectus.

It should be noted that the Consolidated Shares have been dealt in on an ex-rights basis from Thursday, 19 May 2016. Dealings in the Rights Shares in their nil-paid form will take place from Thursday, 2 June 2016 to Friday, 10 June 2016 (both dates inclusive). If the conditions of the Rights Issue are not fulfilled or waived (as appropriate) at or before 4:00 p.m. on Wednesday, 22 June 2016 (or such later time as the Company and the Underwriter and the Steering Committee Majority may agree in writing), or if the Underwriter terminates or rescinds the Underwriting Agreement in accordance with the terms thereof prior to the Latest Time for Termination, the Rights Issue will not proceed. Any persons contemplating dealings in the Consolidated Shares prior to the date on which the conditions of the Rights Issue are fulfilled or waived (as applicable), and/or dealings in the nil-paid Rights Shares, are accordingly subject to the risk that the Rights Issue may not become unconditional or may not proceed. Any Shareholders or other persons contemplating dealing in the Consolidated Shares and/or the Rights Shares in their nil-paid form are recommended to consult their own professional advisers.

Shareholders and potential investors of the Company should note that the Rights Issue is conditional upon the Rights Issue having become unconditional and the Underwriter not having terminated or rescinded (as the case may be) the Underwriting Agreement in accordance with the terms thereof (a summary of which is set out in the section headed "TERMINATION OF THE UNDERWRITING AGREEMENT" of this Prospectus). Accordingly, the Rights Issue may or may not proceed.

The latest date and time for acceptance of and payment for the Rights Shares is 4:00 p.m. on Wednesday, 15 June 2016. The procedures for acceptance and payment and/or transfer of the Rights Shares are set out on pages 53 of this Prospectus.

31 May 2016

NOTICE

EXCEPT AS OTHERWISE SET OUT IN THIS PROSPECTUS, THE RIGHTS ISSUE DESCRIBED IN THIS PROSPECTUS IS NOT BEING EXTENDED TO SHAREHOLDERS WITH REGISTERED ADDRESSES IN, OR INVESTORS WHO ARE LOCATED OR RESIDENT IN, ANY OF THE JURISDICTIONS OUTSIDE HONG KONG.

This Prospectus does not constitute or form part of any offer or invitation to sell or issue, or any solicitation of any offer to acquire, the nil-paid Rights Shares or fully-paid Rights Shares or to take up any entitlements to the nil-paid Rights Shares or fully-paid Rights Shares in any jurisdiction in which such an offer, invitation or solicitation is unlawful. None of the nil-paid Rights Shares, the fully-paid Rights Shares, this Prospectus and the PAL will be registered under the securities laws of any jurisdiction outside Hong Kong and none of the nil-paid Rights Shares, the fully-paid Rights Shares, this Prospectus and the PAL will qualify for distribution under any of the relevant securities laws of any of the jurisdictions outside Hong Kong (other than pursuant to any applicable exemptions). Accordingly, the nil-paid Rights Shares and the fully-paid Rights Shares may not be offered, sold, pledged, taken up, resold, renounced, transferred or delivered, directly or indirectly, into or within any jurisdictions outside Hong Kong absent registration or qualification under the respective securities laws of such jurisdictions outside Hong Kong, or exemption from the registration or qualification requirement under applicable rules of such jurisdictions.

Shareholders with registered addresses in, and investors who are located or resident in, any of the jurisdictions outside Hong Kong are referred to the paragraphs headed "Rights of Overseas Shareholders" under the section headed "LETTER FROM THE BOARD" of this Prospectus.

NOTICE TO INVESTORS IN AUSTRALIA

The Company reserves the right to reject applications by Australian shareholders where accepting the applications would require it to issue a disclosure document under Australian law.

NOTICE TO INVESTORS IN CANADA

The Rights Issue described in this Prospectus is not being made to Shareholders, Beneficial Owners or investors in Canada and the foregoing may not subscribe for or purchase Rights Shares.

NOTICE TO INVESTORS IN THE EUROPEAN ECONOMIC AREA ("EEA")

In relation to the EEA States that have implemented the European Union's Directive 2003/71/EC (and any amendments thereto, including those made by Directive 2010/73/EU) (the "**Prospectus Directive**") (each, a "**relevant member state**"), with effect from and including the date on which the Prospectus Directive was implemented in that relevant member state (the "**relevant implementation date**"), no Consolidated Shares, nil-paid Rights Shares and fully-paid Rights Shares have been offered or will be offered pursuant to the Rights Issue to the public in that relevant member state prior to the publication of a prospectus in relation to the Consolidated Shares, nil-paid Rights Shares and fully paid Rights Shares which has been

approved by the competent authority in that relevant member state or, where appropriate, approved in another relevant member state and notified to the competent authority in the relevant member state, all in accordance with the Prospectus Directive, except that with effect from and including the relevant implementation date, offers of Consolidated Shares, nil-paid Rights Shares and fully-paid Rights Shares may be made to the public in that relevant member state at any time under the following exemptions under the Prospectus Directive, if they are implemented in that relevant member state:

(a) to any legal entity which is a qualified investor, as defined in the Prospectus Directive;

(b) to fewer than 150 natural or legal persons (other than qualified investors as defined in the Prospectus Directive) in such relevant member states; or

(c) in any other circumstances falling within Article 3(2) of the Prospectus Directive,

provided that no such offer of Consolidated Shares, nil-paid Rights Shares and fully-paid Rights Shares shall result in a requirement for the publication by the Company or the Underwriter of a prospectus pursuant to Article 3 of the Prospectus Directive or any measure implementing the Prospectus Directive in that relevant member state.

For this purpose, the expression "an offer of any Consolidated Shares, nil-paid Rights Shares and fully-paid Rights Shares to the public" in relation to any Consolidated Shares, nil-paid Rights Shares and fully-paid Rights Shares in any relevant member state means the communication in any form and by any means of sufficient information on the terms of the Rights Issue and any Consolidated Shares, nil-paid Rights Shares and fully-paid Rights Shares to be offered so as to enable an investor to decide to subscribe for or acquire any Consolidated Shares, nil-paid Rights Shares and fully-paid Rights Shares, as the same may be varied in that relevant member state by any measure implementing the Prospectus Directive in that relevant member state.

NOTICE TO INVESTORS IN THE PRC

If a Shareholder resident in the PRC and/or any other PRC resident (including both individuals and companies) wishes to invest in nil-paid Rights Shares or fully-paid Rights Shares, it shall be responsible for complying with relevant laws of the PRC. The Company will not be responsible for verifying the PRC legal qualification of such Shareholder and/or resident and thus, should the Company suffer any losses or damages due to non-compliance with the relevant laws of the PRC by any such Shareholder and/or resident, the Shareholder and/or other resident shall be responsible to compensate the Company for the same. The Company shall not be obliged to issue the nil-paid Rights Shares or fully-paid Rights Shares to any such Shareholder and/or other resident, if in the Company's absolute discretion issuing the nil-paid Rights Shares or fully-paid Rights Shares to them does not comply with the relevant laws of the PRC.

NOTICE

NOTICE TO INVESTORS IN JAPAN

This Prospectus does not constitute an offer of, or the solicitation of an offer to buy or subscribe for, Shares or the nil-paid Rights Shares in any jurisdiction in which such offer or solicitation is unlawful. Each of the Shares and the nil-paid Rights Shares has not been and will not be registered or subject to any filing requirements under the Financial Instruments and Exchange Act of Japan (Act No. 25 of 1948, as amended) (the "**FIEA**") and may not be offered or sold, directly or indirectly, in Japan or to or for the benefit of any resident of Japan (including any person resident in Japan or any corporation or other entity organized under the laws of Japan) or to others for reoffering or resale, directly or indirectly, in Japan or to or for the benefit of a resident in Japan, except in each case pursuant to an exemption from the registration, filing or any other requirements under the FIEA and otherwise in compliance with all applicable laws, rules, regulations and governmental guidelines of Japan.

NOTICE TO INVESTORS IN SINGAPORE

The offer of nil-paid Rights Shares, fully-paid Rights Shares and Anti-dilution Shares by the Company is made only to and directed at, and the nil-paid Rights Shares, fully-paid Rights Shares and Anti-dilution Shares are only available to, persons in Singapore who are existing holders of the Consolidated Shares previously issued by the Company.

The Prospectus Documents have not been registered as a prospectus with the Monetary Authority of Singapore. Accordingly, the Prospectus Documents and any other document or material in connection with the offer or sale, or invitation for subscription or purchase, of the nil-paid Rights Shares, fully-paid Rights Shares and the issue of Anti-dilution Shares, may not be circulated or distributed, nor may the nil-paid Rights Shares, fully-paid Rights Shares and Anti-dilution Shares be offered or sold, or be made the subject of an invitation for subscription or purchase, whether directly or indirectly, to persons in Singapore other than (i) existing holders of Consolidated Shares pursuant to Section 273(1)(cd)(i) of the Securities and Futures Act, Chapter 289 of Singapore (the "**SFA**") or (ii) pursuant to, and in accordance with the conditions of, an exemption under Section 274 or Section 275 of the SFA or, where applicable, Section 276 of the SFA.

Qualifying Shareholders and/or any holder of the nil-paid Rights Shares may only offer the nil-paid Rights Shares in Singapore to (i) existing holders of Consolidated Shares or (ii) pursuant to, and in accordance with the conditions of, an exemption under Section 274 or Section 275 or, where applicable, Section 276 of the Securities and Futures Act, Chapter 289 of Singapore.

NOTICE TO THE INVESTORS IN THE UNITED STATES

THIS RIGHTS ISSUE IS MADE FOR THE SECURITIES OF A FOREIGN COMPANY. THIS RIGHTS ISSUE IS SUBJECT TO THE DISCLOSURE REQUIREMENTS OF A FOREIGN COUNTRY THAT ARE DIFFERENT FROM THOSE OF THE UNITED STATES. FINANCIAL STATEMENTS INCLUDED IN THE DOCUMENT, IF ANY, HAVE BEEN PREPARED IN ACCORDANCE WITH FOREIGN ACCOUNTING STANDARDS THAT MAY NOT BE COMPARABLE TO THE FINANCIAL STATEMENTS OF UNITED STATES COMPANIES.

NOTICE

IT MAY BE DIFFICULT FOR YOU TO ENFORCE YOUR RIGHTS AND ANY CLAIM YOU MAY HAVE ARISING UNDER THE FEDERAL SECURITIES LAWS, SINCE THE ISSUER IS LOCATED IN A FOREIGN COUNTRY, AND SOME OR ALL OF ITS OFFICERS AND DIRECTORS MAY BE RESIDENTS OF A FOREIGN COUNTRY. YOU MAY NOT BE ABLE TO SUE THE FOREIGN COMPANY OR ITS OFFICERS OR DIRECTORS IN A FOREIGN COURT FOR VIOLATIONS OF THE U.S. SECURITIES LAWS. IT MAY BE DIFFICULT TO COMPEL A FOREIGN COMPANY AND ITS AFFILIATES TO SUBJECT THEMSELVES TO A U.S. COURT'S JUDGMENT.

THESE SECURITIES HAVE NOT BEEN APPROVED OR DISAPPROVED BY THE U.S. SECURITIES AND EXCHANGE COMMISSION ("**SEC**") NOR HAS THE SEC OR ANY STATE SECURITIES COMMISSION PASSED UPON THE ACCURACY OR ADEQUACY OF THIS PROSPECTUS. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENCE.

FORWARD-LOOKING STATEMENTS

All statements in this Prospectus other than statements of historical fact are forward-looking statements. In some cases, forward-looking statements may be identified by the use of words such as "might", "may", "could", "would", "will", "expect", "intend", "estimate", "anticipate", "believe", "plan", "seek", "continue", "illustration", "projection" or similar expressions and the negative thereof. Forward-looking statements in this Prospectus include, without limitation, statements in respect of the Company's business strategies, product offerings, market position, competition, financial prospects, performance, liquidity and capital resources, as well as statements regarding trends in the relevant industries and markets in which the Company operates, technological advances, financial and economic developments, legal and regulatory changes and their interpretation and enforcement.

The forward-looking statements in this Prospectus are based on management's present expectations about future events. Management's present expectations reflect numerous assumptions regarding the Company's strategy, operations, industry, developments in the credit and other financial markets and trading environment. By their nature, they are subject to known and unknown risks and uncertainties, which could cause actual results and future events to differ materially from those implied or expressed by forward-looking statements. Should one or more of these risks or uncertainties materialise, or should any assumptions underlying forward-looking statements prove to be incorrect, the Group's actual results could differ materially from those expressed or implied by forward-looking statements. Additional risks not known to the Group or that the Group does not currently consider material could also cause the events and trends discussed in this Prospectus not to occur, and the estimates, illustrations and projections of financial performance not to be realised.

Prospective investors are cautioned that forward-looking statements speak only as at the date of publication of the Prospectus. Except as required by applicable law, the Group does not undertake, and expressly disclaims, any duty to revise any forward-looking statement in this Prospectus, be it as a result of new information, future events or otherwise.

TABLE OF CONTENTS

TERMINATION OF THE UNDERWRITING AGREEMENT

The Underwriting Agreement contains provisions granting the Underwriter, by notice in writing to the Company, the right to terminate the Underwriter's obligations thereunder on the occurrence of certain events. The Underwriter may terminate the arrangements set out in the Underwriting Agreement by notice in writing to the Company issued by the Underwriter in its sole discretion at any time prior to the Latest Time for Termination if there occurs:

(i) an introduction of any new law or regulation or any change in existing law or regulation (or the judicial interpretation thereof); or

(ii) any act of God, war, riot, public disorder, civil commotion, fire, flood, explosion, epidemic, terrorism, strike or lock-out;

and in the opinion of the Underwriter acting reasonably, such change would have a material and adverse effect on the business, financial or trading position or prospects of the Group as a whole or the success of the Rights Issue.

The Underwriting Agreement also contain a provision granting the Company, by notice in writing to the Underwriter, the right to terminate the Underwriting Agreement if the Underwriter fails to satisfy its funding obligations under the Underwriting Agreement to the Company by 4:00 p.m. on the Settlement Date.

If the Restructuring Effective Date has not occurred by the Longstop Date, the Underwriting Agreement shall terminate and no party shall have any obligation to any other party save for any antecedent breach.

If the Underwriter or the Company terminates the Underwriting Agreement, the Rights Issue will not proceed. A further announcement would be made if the Underwriting Agreement is terminated by the Underwriter or the Company.

In this Prospectus, unless the context otherwise requires, the following expressions have the following meanings:

"2015 Annual Results"	the preliminary annual results of the Company for the financial year ended 31 December 2015 published on 22 April 2016
"Acceptance Date"	4:00 p.m. on the last business day on which payment and acceptance of the Rights Shares can be made under the Rights Issue, which shall be 15 June 2016 (or such other date as the Underwriter may agree in writing with the Company and the Steering Committee Majority)
"acting in concert"	has the meaning ascribed to it under the Takeovers Code
"AlixPartners"	AlixPartners Services UK LLP, the financial advisor of the Company in relation to the Debt Restructuring
"Amendment of Articles"	the amendment of the Articles, details of the amendment of the Articles are set out in the section headed "AMENDMENTS TO MEMORANDUM AND ARTICLES OF ASSOCIATION" in this Prospectus
"Amy Wang"	Ms. Wang Yi Han, the daughter of Mr. Wang, whose address is Avenida Sir Anders Ljungstedt No. 297 E 303 EDF L'arc 48 Andar G48, Macau
"Amy Wang Loan Agreement"	the loan agreement entered into between Amy Wang and Famous Speech dated 11 March 2016 in relation to, amongst other things, the Amy Wang Shareholder Loan
"Amy Wang Share Subscription"	the subscription by Amy Wang of twenty-one (21) ordinary shares of US$1 each in the capital of Famous Speech at par value pursuant to the Share Subscription Agreement
"Amy Wang Shareholder Loan"	the shareholder loan provided by Amy Wang in the maximum amount of US$10,995,000 to Famous Speech
"Anti-dilution Shares"	the new Consolidated Shares to be allotted and issued to Qualifying Shareholders, who elect to take up the Rights Shares, for the purpose of protecting the Rights Issue from the dilution effect of the issuance of Scheme Shares. For the avoidance of doubt, the Anti-dilution Shares are in addition to the Rights Shares
"Articles"	the articles of association of the Company, as amended from time to time

"associate(s)"	has the meaning ascribed to it under the Listing Rules
"Bar Date"	5:00 p.m. New York time on the date falling three months after the Restructuring Effective Date
"Board"	the board of Directors, as constituted from time to time
"Bondholder(s)"	beneficial holder(s) of the Senior Notes
"Business Day(s)"	any day (excluding Saturdays and Sundays and any day on which a tropical cyclone warning signal No. 8 or above is hoisted or remains hoisted between 9:00 a.m. and 12:00 noon and is not lowered at or before 12:00 noon or on which a "black" rainstorm warning is hoisted or remains in effect between 9:00 a.m. and 12:00 noon and is not discontinued at or before 12:00 noon and public holidays) on which banks in Hong Kong and in the PRC are open for general business
"BVI"	the British Virgin Islands
"BVI Court"	the Commercial Court of the BVI
"BVI Scheme"	a scheme of arrangement between the Company and the Bondholders under section 179A of the Business Companies Act of the British Virgin Islands (2004) reflecting the terms of the Debt Restructuring
"Cash Consideration"	the sum of US$41,703,334
"CCASS"	the Central Clearing and Settlement System established and operated by HKSCC
"Circular"	the circular of the Company dated 25 April 2016 in relation to, among other things, the Rights Issue
"Company"	Winsway Enterprises Holdings Limited, a company incorporated in the BVI with limited liability whose Shares are listed on the main board of the Stock Exchange (Stock Code: 1733)
"connected person(s)"	has the meaning ascribed thereto under the Listing Rules

"Consent Fee"	approximately US$6.8 million (equivalent to approximately HK$52.7 million), being the consent fee that will be shared pro rata based on the outstanding principal amount held by and among those Consenting Bondholders that became a party to the Restructuring Support Agreement on or prior to 5:00 p.m. (Hong Kong time) on 23 December 2015 (or such later date as the Company and the Steering Committee Majority may agree in writing) in a total amount equal to 2% of the outstanding principal and accrued but unpaid interest in respect of the Senior Notes as at 25 November 2015
"Consenting Bondholders"	those Bondholders who have acceded to the Restructuring Support Agreement
"Consolidated Share(s)"	the ordinary share(s) of the Company immediately after the Share Consolidation
"controlling shareholder"	has the meaning ascribed thereto under the Listing Rules
"Controlling Shareholder Group"	means Mr. Wang and his directly or indirectly wholly owned companies, namely, Winsway Group, Winsway Resources, Great Start and Winsway International, which together own approximately 40.24% of the existing issued Shares as at the Latest Practicable Date
"core connected person(s)"	has the meaning ascribed thereto under the Listing Rules
"CVR(s)"	certain contingent value rights with an aggregate notional value of US$10 million, which will be a one-off payment to the Bondholders pursuant to the Debt Restructuring upon the occurrence of certain trigger events. Details of the major terms and conditions of the CVRs, including such trigger events, are set out in the section headed "Principal Terms of the CVRs" in this Prospectus
"CVR Settlement Price"	has the meaning ascribed to it in the section headed "Principal terms of the CVRs" in this Prospectus
"CVR Share(s)"	up to 112,318,850 Consolidated Shares that might be issued in settlement of the CVRs
"CVR Specific Mandate"	he specific mandate to be granted by the Independent Shareholders to the Board at the EGM to authorise the Directors to allot and issue up to a maximum number of 112,318,850 CVR Shares

"Debt Restructuring"	the restructuring of the outstanding Senior Notes implemented through the Schemes
"Director(s)"	the director(s) of the Company
"EGM"	the extraordinary general meeting of the Company convened on 16 May 2016 for the purpose of considering, and if thought fit, approving among other things, the Rights Issue, the Underwriting Agreement, the Whitewash Waiver, the Specific Mandate, the issuance of the CVRs, the CVR Specific Mandate, the Special Deal, the Share Consolidation and the Amendment of Articles
"Elective Scheme Consideration"	the Cash Consideration and the Scheme Shares
"Executive"	the Executive Director of the Corporate Finance Division of SFC, or any delegate of the Executive Director
"Existing Share(s)"	ordinary share(s) of the Company, before the Share Consolidation becoming effective
"Explanatory Statement"	has the meaning ascribed to it in the section headed "Proposed Debt Restructuring" in this Prospectus
"Famous Speech" or "Underwriter"	Famous Speech Limited, a company incorporated in the BVI with limited liability with its registered office at OMC Chambers, Wickhams Cay 1, Road Town, Tortola, British Virgin Islands, which is wholly owned by Amy Wang as at the Latest Practicable Date and will be 73.3% owned by Amy Wang and 26.7% by Magnificent Gardenia upon completion of the Share Subscription Agreement. Amy Wang is a director of Famous Speech
"Famous Speech Undertaking"	the irrevocable undertaking letter dated 11 March 2016 given by Famous Speech in favour of the Company and the Trustee, for the benefit of the Bondholders
"Final Distribution Date"	the date falling 10 Business Days after the Bar Date
"Great Start"	Great Start Development Ltd., a company incorporated in the BVI
"Group"	the Company and its subsidiaries
"HK$"	Hong Kong dollar, the lawful currency of Hong Kong
"HKSCC"	Hong Kong Securities Clearing Company Limited

"Hong Kong"	the Hong Kong Special Administrative Region of the PRC
"Hong Kong Court"	the High Court of Hong Kong
"Hong Kong Scheme"	a scheme of arrangement between the Company and the Bondholders pursuant to sections 673 and 674 of the Companies Ordinance (Cap. 622) (as amended) as applicable in Hong Kong reflecting the terms of the Debt Restructuring
"Houlihan Lokey"	the financial advisor to the Steering Committee, and as at the Latest Practicable Date, it and none of its group companies hold any Shares or other relevant securities (as defined in note 4 to Rule 22 of the Takeovers Code) of the Company
"Indenture"	an indenture dated 8 April 2011 in relation to the Senior Notes between, amongst others, the Company, certain of its subsidiaries and the Trustee as amended, varied and supplemented from time to time including by a supplemental indenture dated 24 April 2012 and a second supplemental indenture dated 11 October 2013
"Independent Shareholder(s)"	in relation to the Whitewash Waiver, the Rights Issue, the Underwriting Agreement, the issuance of the CVRs, the Specific Mandate, the CVR Specific Mandate and the Special Deal, the Shareholder(s) other than (i) Famous Speech and its concert parties (including but not limited to the Controlling Shareholder Group, Amy Wang, Magnificent Gardenia), Minmetals Cheerglory, its concert parties and its associates; and (ii) those who are involved or interested in the Rights Issue, the Underwriting Agreement, the issuance of the CVRs, the Specific Mandate, the CVR Specific Mandate and the Special Deal, and/or the Whitewash Waiver and (iii) Bondholders who are also Shareholders and their respective concert parties
"independent third party"	party who is independent of and not connected with the Company and any of the Directors, chief executive and substantial Shareholders of the Company or any of its subsidiaries, or any of their respective associates
"Initial Anti-dilution Shares"	the Anti-dilution Shares to be issued and allotted on the Initial Distribution Date

"Initial Bondholder(s)"	Bondholder(s) in respect of whom a duly completed account holder letter and distribution confirmation deed has been provided to and received by the information agent on or before Initial Scheme Consideration Deadline
"Initial Distribution Date"	the date falling three Business Days after the Restructuring Effective Date
"Initial Scheme Consideration Deadline"	5:00 p.m. New York time on 17 May 2016
"Initial Scheme Share(s)"	the Scheme Shares to be issued and allotted to the Initial Bondholders on the Initial Distribution Date
"Interest Payments"	the scheduled interest payments of US$13.15 million in relation to the Senior Notes which fell due on each of 8 April 2015, 8 October 2015 and 8 April 2016, respectively
"Irrevocable Undertaking"	the irrevocable undertaking letter dated 25 November 2015 given by Mr. Wang in favour of the Company and the Trustee for the benefit of the Bondholders, whereby Mr. Wang undertook that, assuming the launch of the Rights Issue, among other things, (a) he would, or procure companies controlled by him to (i) subscribe for all the Rights Shares provisionally allotted to him or the relevant companies; and (ii) lodge with the Company acceptances, in respect of such Rights Shares provisionally allotted to the relevant companies with payment in full in cash; or (b) he would, or procure companies controlled by him or his close relatives to, underwrite the Rights Shares provisionally allotted to but not subscribed by other existing Shareholders, at the subscription price of the Rights Issue pursuant to an underwriting agreement in respect of the Rights Issue to ensure that the Rights Issue raises at least US$50 million in cash and that such funds shall be applied to satisfy payment of the Cash Consideration, Consent Fee and the success fee of Houlihan Lokey, details of which are set out in this Prospectus
"Latest Practicable Date"	23 May 2016, being the latest practicable date prior to the printing of this Prospectus for the purpose of ascertaining certain information for inclusion in this Prospectus
"Last Trading Day"	28 August 2015, being the last trading day of the Shares on the Stock Exchange before the release of the Rights Issue Announcement

"Latest Time for Termination"	4:00 p.m. on the Settlement Date, being the fifth Business Day after (but excluding) the Acceptance Date, or such other time as may be agreed between the Company and the Underwriter and the Steering Committee Majority
"Listing Rules"	the Rules Governing the Listing of Securities on the Stock Exchange
"Longstop Date"	15 July 2016 (or such later date as may be agreed by the Company, Famous Speech and the Steering Committee Majority)
"Macau"	the Macau Special Administrative Region of the PRC
"Magnificent Gardenia"	Magnificent Gardenia Limited, a company incorporated in the BVI with limited liability which is directly wholly-owned by Minmetal South-East Asia and ultimately owned as to approximately 9.500% by the State-owned Assets Supervision and Administration Commission of Hunan Provincial People's Government, a PRC governmental body and as to approximately 87.538%, 2.116% and 0.846% by China Minmetals Corporation, China Reform Holdings Corporation Ltd. and China National Metal Products Co., Ltd., a wholly-owned subsidiary of China Minmetals Corporation respectively, all being state-owned enterprises incorporated in the PRC. Save as disclosed in the section headed "Implications Under the Listing Rules" in this Prospectus, none of China Minmetals Corporation's group companies (including China Reform Holdings Corporation Ltd.) hold any Shares and other relevant securities (as defined in note 4 to Rule 22 of the Takeovers Code) of the Company as at the Latest Practicable Date
"Magnificent Gardenia Loan Agreement"	the loan agreement entered into between Magnificent Gardenia and Famous Speech dated 19 March 2016 in relation to, amongst others, Magnificent Gardenia Shareholder Loan
"Magnificent Gardenia Shareholder Loan"	the shareholder loan provided by Magnificent Gardenia in maximum amount of US$4,005,000 to Famous Speech
"Magnificent Gardenia Shares Subscription"	Magnificent Gardenia subscribes for and Famous Speech issues eight (8) ordinary shares to Magnificent Gardenia in the consideration of US$8 pursuant to the Share Subscription Agreement

"Memorandum"	the Memorandum of Association of the Company, as amended from time to time
"Minmetals Cheerglory"	Minmetals Cheerglory Limited, a company incorporated in Hong Kong with limited liability, which is wholly owned by Minmetals International trading Co Pte. Ltd, and ultimately owned as to approximately 9.500% by the State-owned Assets Supervision and Administration Commission of Hunan Provincial People's Government, a PRC governmental body and as to approximately 87.538%, 2.116% and 0.846% by China Minmetals Corporation, China Reform Holdings Corporation Ltd. and China National Metal Products Co., Ltd., a wholly-owned subsidiary of China Minmetals Corporation respectively, all being state-owned enterprises incorporated in the PRC
"Minmetals South-East Asia"	Minmetals South-East Asia Corporation Pte Ltd., a company incorporated in Singapore with limited liability, which is the sole shareholder of Magnificent Gardenia
"Mr. Wang"	Mr. Wang Xingchun (王興春先生), the controlling shareholder of the Company and includes, where the context requires, any member or members of the Controlling Shareholder Group, whose address is Avenida Sir Anders Ljungstedt No. 297 E 303 EDF L'arc 48 Andar G48, Macau
"New Shares"	collectively, the Rights Shares, the Scheme Shares and the Anti-dilution Shares
"Non-Qualifying Shareholder(s)"	Shareholder(s) whose name(s) appear(s) on the register of members of the Company on the Record Date and whose address(es) as shown on such register (is) are outside Hong Kong where the Directors, based on legal advice, consider it necessary or expedient to exclude any such Shareholders on account either of legal restrictions under the laws of the relevant place or the requirements of the relevant regulatory body or stock exchange in that place
"Offshore Bank"	Industrial Bank Co., Ltd. Hong Kong Branch
"Offshore Loan"	the loan to be provided by the Offshore Bank in the principal amount of up to US$50 million to Famous Speech for the purpose of underwriting the Rights Issue
"Old Share(s)"	old share(s) of the Company in issue prior to the Share Consolidation becoming effective

"Overseas Shareholder(s)"	Shareholder(s) whose name(s) appear(s) on the register of members of the Company at the close of business on the Record Date and whose address(es) as shown on such register is (are) outside Hong Kong
"Participating Bondholders"	Bondholders in respect of whom a duly completed account holder letter and distribution confirmation deed has been provided to and received by the information agent on or before the Bar Date
"Posting Date"	Tuesday, 31 May 2016, or such other date as the Company may agree in writing with Famous Speech and the Steering Committee Majority, at the date on which this Prospectus is to be despatched
"PRC"	the People's Republic of China excluding, for the purpose of this Prospectus, Hong Kong, the Macau Special Administrative Region of the PRC and Taiwan
"Prospectus"	this prospectus
"Prospectus Documents"	the Prospectus and the PAL(s)
"Provisional Allotment Letter(s)"or "PAL(s)"	the provisional allotment letter(s) for the Rights Issue
"Provisionally Allotted Rights Shares"	all the Rights Shares that are provisionally allotted to Mr. Wang or a company or companies controlled by Mr. Wang in respect of Controlling Shareholder Group's interest in the Shares as at the Record Date under the Rights Issue, representing approximately 40.24% of the issued and outstanding Shares as at the Latest Practicable Date
"Provisional Liquidation Event"	the judicial appointment of one or more provisional liquidators (or analogous officeholders) to the Company and/or any Subsidiary Guarantor or any steps being taken in relation thereto
"Qualifying Shareholder(s)"	Shareholder(s) other than Non-Qualifying Shareholder(s) whose name(s) appear(s) on the register of members of the Company on the Record Date

"Recognition Filings"	being a petition under Chapter 15 of the US Bankruptcy Code for recognition of the compromise and arrangement of the Hong Kong Scheme and a request for the U.S. Bankruptcy Court to grant a Chapter 15 Recognition Order, that is, an order of the U.S. Bankruptcy Court recognising and giving effect to certain aspects of the compromise and arrangement set out in the Hong Kong Scheme, including the release of the Company from its obligations under the Schemes
"Record Date"	Friday, 27 May 2016, the date for determining the entitlement of the Qualifying Shareholders whose name(s) appear(s) on the register of members of the Company on the date for determining the entitlement of the qualifying shareholders to the Rights Issue
"Registrar"	Computershare Hong Kong Investor Services Limited at Shops 1712–1716, 17th Floor, Hopewell Centre, 183 Queen's Road East, Wanchai, Hong Kong
"Restricted Action"	(a) the acceleration of any liabilities or any declaration that any liabilities are prematurely due and payable or payable on demand in respect of the Senior Notes and any security documents; (b) the making of any demand against the Company and/or any Group entity under or in relation to any guarantee, indemnity, surety or other assurance against loss in respect of the Senior Notes and any security documents; (c) enforcing or requiring the enforcement of any security created under any security document; (d) the suing for, commencing or joining of any legal or arbitration proceedings against the Company or any Group entity to recover any liabilities due and payable pursuant to the Indenture; and (e) the petitioning, applying or voting for, or the taking of any formal steps (including the appointment of any liquidator, provisional liquidator, receiver, administrator or similar officer) in relation to, the winding up, dissolution, administration, receivership or reorganisation of the Company or any Group entity or any suspension of payments or moratorium of any indebtedness of the Company or any Group entity, or any analogous procedure or step in any jurisdiction
"Restructuring"	the transactions contemplated under the Debt Restructuring and the proposed Rights Issue

"Restructuring Documents"	all documents, agreements and instruments necessary to implement the Restructuring in accordance with the Restructuring Support Agreement and the Term Sheet
"Restructuring Effective Date"	the date on which all Scheme Conditions are satisfied
"Restructuring Support Agreement"	the restructuring support agreement dated 25 November 2015 entered into between the Company, the Consenting Bondholders and the Subsidiary Guarantors
"Rights Issue"	the issue of the Rights Shares by the Company on the terms and subject to the conditions to be set out in the Prospectus Documents
"Rights Issue Announcement"	the announcement of the Company published on 13 March 2016 in relation to, among other things, the proposed Rights Issue
"Rights Share(s)"	new Consolidated Shares proposed to be provisionally allotted and issued to the Qualifying Shareholders for subscription pursuant to the Rights Issue, for the avoidance of doubt, excluding the Anti-dilution Shares
"Rule 3.7 Announcements"	the announcements of the Company published on 26 November 2015, 22 December 2015, 28 December 2015, 28 January 2016 and 25 February 2016 in relation to, among other things, entering into the Restructuring Support Agreement and the discussion of a possible rights issue
"Scheme Conditions"	has the meaning ascribed to it under the section headed "Scheme Conditions" in this Prospectus
"Scheme Consideration"	has the meaning ascribed to it in the section headed "Scheme Consideration" in this Prospectus
"Scheme Consideration Trustee"	Deutsche Bank Trust Company Americas or such other person as may be appointed pursuant to the terms of the Schemes to act as trustee of the Cash Consideration, the Consent Fee and the cash allocated to pay the Houlihan Lokey success fee in accordance with the Schemes

"Scheme Meetings"	collectively, (i) a meeting of the Bondholders in relation to the Hong Kong Scheme, as convened by order of the Hong Kong Court for the purpose of considering and, if thought fit, approving the Hong Kong Scheme; (ii) and a meeting of the Bondholders in relation to the BVI Scheme, as convened by order of the BVI Court for the purpose of considering and, if thought fit, approving the BVI Scheme; and "Scheme Meeting" shall mean either of them
"Scheme Record Time"	5:00 p.m. New York time on 29 April 2016
"Schemes"	collectively, the BVI Scheme and the Hong Kong Scheme
"Scheme Share(s)"	new Consolidated Shares proposed to be provisionally allotted and issued to the Bondholders pursuant to the Debt Restructuring
"Security Deposit"	the security deposit in an amount equal to 30% of the principal amount of the Offshore Loan pledged by Shanghai Guanding to an onshore commercial bank in connection with the Offshore Loan
"Senior Notes"	the US$500,000,000 8.50% senior notes due 2016 issued by the Company on 8 April 2011 of which approximately US$309,310,000 in principal amount remains outstanding as the Latest Practicable Date
"Settlement Date"	22 June 2016, being the fifth Business Day following the Acceptance Date (or such other time or date as the Underwriter, the Company and the Steering Committee Majority may agree in writing) subject to the terms of the Underwriting Agreement
"SFC"	the Hong Kong Securities and Futures Commission
"SFO"	the Securities and Futures Ordinance (Cap. 571 of the laws of Hong Kong)
"Shanghai Guanding"	Shanghai Guanding Petrochemical Co., Ltd. (上海冠鼎石油化工有限公司), a wholly-owned subsidiary of Famous Speech incorporated in the PRC
"Share(s)"	the Old Share(s) or the Consolidated Share(s) (as the case may be)
"Share Consolidation"	the proposed consolidation of every twenty (20) Old Shares into one (1) Consolidated Share

"Shareholder(s)"	the holder(s) of the Shares
"Shareholder Agreement"	the shareholder agreement of Famous Speech to be entered into between Amy Wang, Magnificent Gardenia and Famous Speech on or before the Share Subscription Completion
"Shareholder Loan"	collectively, the Amy Wang Shareholder Loan and the Magnificent Gardenia Shareholder Loan
"Shareholder Loan Agreements"	collectively, the Amy Wang Loan Agreement and the Magnificent Gardenia Loan Agreement
"Share Subscription Agreement"	the share subscription agreement dated 11 March 2016 between, Magnificent Gardenia, Amy Wang and Famous Speech in relation to, among other things, the subscription of shares in Famous Speech by Magnificent Gardenia
"Share Subscription Completion"	the completion of the Share Subscription pursuant to the Share Subscription Agreement
"Share Subscription Completion Date"	the date of the Completion as contemplated in the Share Subscription Agreement
"Share Subscriptions"	collectively, the Magnificent Gardenia Share Subscription and the Amy Wang Share Subscription
"Share Subscription Transaction Documents"	the Share Subscription Agreement, Shareholder Agreement, Shareholder Loan Agreements and other documents relating to the transactions contemplated therein
"Special Deal"	the use of proceeds from the Rights Issue including the payment of the Consent Fee and the distribution of the Cash Consideration, together with the CVR Shares and Scheme Shares, to be paid and/or allocated to the Bondholders who are shareholders, which constitute special deal under Rule 25 of the Takeovers code
"Specific Mandate"	the specific mandate granted by the Shareholders to the Board at the EGM to authorise the Directors to allot and issue up to a maximum number of 2,829,898,935 New Shares (subject to effect of treatment to fractional Consolidated Share)
"Steering Committee"	the ad hoc group of Bondholders, as constituted from time to time, formed for the purposes of facilitating discussions between the Bondholders and the Company about the restructuring of the Senior Notes

"Steering Committee Majority"	any member or members of the Steering Committee who in aggregate own more than 50% of the total Senior Notes held by the Steering Committee
"Stock Exchange"	The Stock Exchange of Hong Kong Limited
"Subscription Price"	HK$0.69 per Rights Share
"Subsidiary Guarantor(s)"	certain wholly-owned subsidiaries of the Company which are guarantors under the Indenture and parties to the Restructuring Support Agreement
"Sub-underwriting Agreement"	the sub-underwriting agreement dated 11 April 2016 entered into between Famous Speech and Wincon Asset Management in relation to the sub-underwriting arrangement in respect of the Rights Issue
"Supplemental Irrevocable Undertaking"	the supplemental undertaking to the Irrevocable Undertaking dated 11 March 2016 given by Mr. Wang in favour of the Company and the Trustee, for the benefit of the Bondholders
"Takeovers Code"	The Codes on Takeovers and Mergers and Share Buy-backs issued by the SFC
"Term Sheet"	the term sheet appended to the Restructuring Support Agreement
"Triggering Event"	has the meaning ascribed to it in the section headed "Principal Terms of CVRs" in this Prospectus
"Trustee"	Deutsche Bank Trust Company Americas in its capacity as trustee who acts for the benefit of the Bondholders under the Indenture (or any successor trustee appointed under the terms of the Indenture) to perform certain duties and exercise rights on the terms of the Indenture
"Underwriting Agreement"	the underwriting agreement dated 11 March 2016 entered into between the Company, the Controlling Shareholder Group (including Mr. Wang) and Famous Speech in relation to the underwriting arrangements in respect of the Rights Issue

"Underwritten Shares"	all Rights Shares that are to be taken up by Famous Speech subject to the terms and conditions of the Underwriting Agreement. For the avoidance of doubt, Anti-dilution Shares will be issued in respect of all Rights Shares taken up by the Underwriter (as well as relevant Qualifying Shareholders)
"U.S." or "United States"	the United States of America
"U.S. Bankruptcy Court"	the United States Bankruptcy Court for the District of Manhattan
"US$"	United States dollars
"Wincon Asset Management"	Wincon Asset Management Limited, a company incorporated in the BVI with its registered office at Units 2703–06, Convention Plaza Office Tower, 1 Harbour Road, Wanchai, Hong Kong, which is wholly owned by Mr. Li Kwong Yuk, an independent third party
"Whitewash Waiver"	the waiver by the Executive under Note 1 on Dispensations from Rule 26 of the Takeovers Code of the obligation on the part of Famous Speech to make a mandatory general offer to the Shareholders, for all the Shares, except those already owned or agreed to be acquired by Famous Speech and parties acting in concert with it (including but not limited to the Controlling Shareholder Group), which would otherwise arise as a result of the fulfilling its obligations under the Underwriting Agreement
"Winsway Group"	Winsway Group Holdings Limited, a company incorporated in the BVI
"Winsway International"	Winsway International Petroleum & Chemicals Limited, a company incorporated in the BVI
"Winsway Resources"	Winsway Resources Holdings Limited, a company incorporated in the BVI
"%"	per cent.

EXPECTED TIMETABLE OF THE RIGHTS ISSUE AND THE CHANGE IN BOARD LOT SIZE

The expected timetable of the Rights Issue and the change in board lot size is set out below. All the times and dates in this Prospectus refer to Hong Kong local times and dates. The expected timetable is subject to change, and any such change will be further announced by the Company as and when appropriate.

Event	**2016 (Hong Kong time)**
Prospectus Documents expected to be despatched	Tuesday, 31 May
Original counter for trading in the Consolidated Shares in board lot of 1,000 Consolidated Shares (in the form of new share certificates) re-opens	9:00 a.m. on Wednesday, 1 June
Parallel trading in Consolidated Shares in the form of new Consolidated Share certificates and existing Share certificates commences	9:00 a.m. on Wednesday, 1 June
Designated broker starts to stand in the market to provide matching services for the sale and purchase of odd lots of Consolidated Shares	9:00 a.m. on Wednesday, 1 June
First day of dealing in nil-paid Rights Shares	9:00 a.m. on Thursday, 2 June
BVI Court Sanction	10:00 a.m. (BVI time) on Thursday, 2 June
Latest time for splitting in nil-paid Rights Shares	4:30 p.m. on Monday, 6 June
Last day of dealings in nil-paid Rights Shares	4:00 p.m. on Friday, 10 June
Latest time for Acceptance of, and payment for, the Rights Shares	4:00 p.m. on Wednesday, 15 June
Temporary counter for trading in the Consolidated Shares in board lot of 50 Consolidated Shares (in the form of existing Share certificates) closes	4:00 p.m. on Wednesday, 22 June

EXPECTED TIMETABLE OF THE RIGHTS ISSUE AND THE CHANGE IN BOARD LOT SIZE

Event	2016 (Hong Kong time)
Parallel trading in Consolidated Shares in the form of new Consolidated Share certificates and existing Share certificates closes	4:00 p.m. on Wednesday, 22 June
Designated broker ceases to stand in the market to provide matching services for odd lots of Consolidated Shares	4:00 p.m. on Wednesday, 22 June
Latest time for Termination of the Underwriting Agreement	4:00 p.m. on Wednesday, 22 June
Restructuring Effective Date	Thursday, 23 June
Last day for free exchange of existing share certificates for the existing Shares or the Shares for new share certificates for the Consolidated Shares	Friday, 24 June
Announcement of allotment results of the Rights Issue	Monday, 27 June
Certificates for the Rights Shares (together with certificates for the Initial Anti-dilution Shares) expected to be despatched, and Initial Distribution Date for despatch of the certificates for the Initial Scheme Shares and CVRs to Initial Bondholders	on or before Tuesday, 28 June
Refund cheques (if any) in respect of Rights Shares if the Rights Issue is terminated expected to be posted on or before	Tuesday, 28 June
Dealings in fully-paid Rights Shares (and Initial Anti-dilution Shares and Initial Scheme Shares) commence	9:00 a.m. on Wednesday, 29 June
Final Distribution Date for despatch of the certificates for the remaining Scheme Shares (as well as certificates for the remaining Anti-Dilution Shares) and remaining CVRs	Friday, 14 October
Dealings in remaining Anti-dilution Shares and remaining Scheme Shares commence	9:00 a.m. on Monday, 17 October

Event	2016 (Hong Kong time)
Effective date of the new board lot size (12,000 Consolidated Shares)	Monday, 17 October
Designated brokers starts to stand in the market to provide matching services for sale and purchase of odd lots of Consolidated Shares	9:00 a.m. on Monday, 17 October
Designated broker ceases to stand in the market to provide matching services for sale and purchase of odd lots of Consolidated Shares	4:00 p.m. on Tuesday, 8 November

EFFECT OF BAD WEATHER ON THE LATEST TIME FOR ACCEPTANCE OF AND PAYMENT FOR THE RIGHTS SHARES

The latest time for acceptance of and payment for the Rights Shares will not take place if there is a tropical cyclone warning signal no. 8 or above, or a "black" rainstorm warning:

i. in force in Hong Kong at any local time before 12:00 noon and no longer in force after 12:00 noon on 15 June 2016. Instead, the latest time for acceptance of and payment for the Rights Shares will be extended to 5:00 p.m. on the same Business Day; or

ii. in force in Hong Kong at any local time between 12:00 noon and 4:00 p.m. on 15 June 2016. Instead, the latest time for acceptance of and payment for the Rights Shares will be rescheduled to 4:00 p.m. on the following Business Day which does not have either of those warnings in force at any time between 9:00 a.m. and 4:00 p.m.

If the latest time for acceptance of and payment for the Rights Shares does not take place on 15 June 2016, the dates mentioned in the "EXPECTED TIMETABLE OF THE RIGHTS ISSUE AND THE CHANGE IN BOARD LOT SIZE" section in this Prospectus may be affected. The Company will notify Shareholders by way of announcement(s) on any change to the expected timetable as soon as practicable.

Shareholders should carefully consider all of the information set out in this Prospectus, including the risk factors set forth below. Any of the risks described below could materially and adversely affect the Company's business, operations and prospects. The risks and uncertainties described below are not the only risks and uncertainties the Company faces. Additional risks and uncertainties not presently known to the Company or that the Company currently deems immaterial may also impair the Company's business operations. The risks discussed below also include forward-looking statements and the Company's actual results may differ substantially from those discussed in these forward-looking statements. Subheadings are for convenience only and risk factors that appear under a particular subheading may also apply to one or more other subheadings.

RISKS RELATING TO THE GROUP'S BUSINESS AND INDUSTRY

The Group's operational results are subject to fluctuations in the global economy, the market price for coking coal and various other factors including those beyond the Group's control

The Group's future results of operations may be significantly affected by a number of factors beyond the Group's control, including the coal selling prices, fluctuations in coal procurement prices and sales volumes, which will be further affected by factors including, but not limited to, coal and coal-related product market conditions, steel market conditions, transportation costs and the scale of the Group's operations.

The Group's operating results may be negatively affected by fluctuations in the price of coking coal. The market price of coal is volatile and is affected by numerous factors that are beyond the Group's control. These include international and domestic coking coal supply and demand, clients' demand level, global or regional political events and domestic coal related governmental policies, as well as a range of other market forces.

Mongolian coal used to be a major revenue source of the Group. However, the competitiveness of Mongolian coal has become increasingly challenged due to continuous low sales prices, especially the combination of falling selling prices and long transportation distance for Mongolian coal. Therefore, the Company has strategically reduced its Mongolian coal procurement and draw down the existing inventory levels of Mongolian coal in 2014 and much of 2015.

Facing decreasing market demand for Mongolian coal, the Group has endeavored to maintain its seaborne coal market share, though the seaborne coal only has a competitive advantage in a weak market because of the lower shipping cost and its procurement requires much fewer turnover days in comparison with Mongolian coal. In order to maintain market share in China, the Company's strategy is to purchase more seaborne coal on strict back-to-back basis, although only at a low margin. However, as a result of the Group's continuous losses over recent years and worsening asset and liability position, the Group started to lose meaningful banking facility support from 2013, which has adversely impacted the sustainability of its high-volume seaborne coal business since the seaborne coal sector relies heavily on credit facilities.

There can be no assurance that global and domestic coal prices will not continue to fall or rebound to a profitable level. Further falls in prices as a gesture of global and domestic coal prices to rebound to a profitable level for our operation would have a material and adverse effect on the Group's financial condition. In addition, this material adverse effect would unlikely be sufficiently mitigated by our trading in greater volume of seaborne coal.

The Group's Business are dependent upon the steel industry and may be adversely affected by reduced demand for steel

The Company's business and prospects are heavily dependent on the demand for coking coal by steel makers and coke plants in the PRC. The steel industry's demand for metallurgical coal is affected by a number of factors including the cyclical nature of that industry's business, technological developments in the steel-making process and the availability of substitutes for steel such as aluminum, composites and plastics. In the years of 2014 and 2015, the Chinese steel mills continued to cut down their production as steel prices continued to decline under a weak domestic and international economic
environment. Such significant reduction in the demand for steel products reduced the demand for metallurgical coal, which had a material adverse effect on the Group's profitability.

Expansion into new businesses and the Group's offerings of new services may expose the Company to challenges and risks

In response to prevailing market conditions and the challenges to the existing business model of the Group, the Company is planning to expand its business activities to embrace a broader model in which the Company will also explore opportunities to provide integrated e-commerce supply chain services such as trading and matching, logistics and distribution, collateral management and financing services to small and medium-sized end-customers as well as banks.

The new business model may have different operational parameters and carry a higher risk profile. In addition, the implementation of the new business model may expose the Company to new challenges and risks, including but not limited to (i) insufficient experience, expertise and skills in offering new services; (ii) stricter regulation and increased credit risks, market risks and operational risks; (iii) failure to achieve investment returns from its new businesses; (iv) lack of market and customer acceptance of the integrated service platform and services; (v) failure to accurately analyse or judge market conditions; (vi) failure to obtain sufficient financing from internal and external sources to support its business segments which facilities are critically important to growing the business and will be used as back-to-back financing for the trading segment and to facilitate the supply-chain financing segment; (vii) failure to enhance its risk management capabilities and IT systems in a timely manner to support its new businesses and a broader range of products and services.

If the Group is unable to achieve the expected results with respect to new businesses the Group intend to enter into and the Group's offering of new services, the Group's business, financial condition, results of operations and prospects could be materially and adversely affected.

The Group has significant levels of indebtedness, which could adversely affect the Group or the Shareholders

At the end of 2015, the Group had total bank debt of approximately HK$1,101 million. Interest rates on these loans range from 1.63% to 5.35% per annum. The Group's gearing ratio (calculated on the basis of total liabilities divided by total assets) as at the end of 2015 was 163.17%, compared to 96.28% at the end of 2014 and 72.91% at the end of 2013.

As such, the Group will remain significantly indebted, even after completion of the Restructuring. Given the Group's limited liquidity, there are therefore material uncertainties about the ability of the Group company borrowers to continue as a going concern. Their ability to do so following completion of the Restructuring will depend on various factors (including but not limited to the Group's ability to implement its plans to control costs successfully and to generate adequate cash flows from operations).

A further key issue will be the Group's ability to renew all existing loan facilities on or before their maturity and/or to obtain additional financing as and when required (particularly as several aspects of the Company's new business model will be heavily dependent on obtaining on obtaining suitable new facilities from onshore financial institutions). The Company is in very regular dialogue with its existing on-shore lenders and the situation is stable as at the Latest Practicable Date. The Group is continuously keeping good relationships with the facility banks and no substantial defaults in respect of interests and principals of the borrowings had ever happened during the past few years even during the Group's restructuring of the Senior Notes. The good credit reputation with the banks providing facilities is in favour of the renewal of the existing borrowings by the Group. However, there is no guarantee that this situation will continue in the future.

The Group's on-shore bank loans are mainly settled in United States dollars or Renminbi. As a result, the Group's financial position and results are impacted by the exchange rate fluctuations relating to those currencies. Fluctuations in exchange rates may adversely affect the total amount of bank loans owed by the Group as Renminbi is translated or converted into US dollars or Hong Kong dollars. Any unfavourable movement in exchange rates may lead to an increase in the costs of the repayment of such bank loans owed by the Group, which could materially affect the Group's operations and results.

Similarly, the Group is exposed to currency risk through sales and purchases which give rise to payables and cash balances denominated in a foreign currency. The currencies giving rise to this risk are, again, primarily United States dollars and Renminbi. Any unfavourable movement in exchange rates may lead to an increase in the costs of the Group or a decline in sales, which would materially affect the Group's operations and results.

With a view to mitigating these risks, the Company employs a team specialising in capital management in the market. The team makes use of bank financial products or other financing tools to reduce financial costs and hedge financial risks in exchange rate or other market movements.

RISKS RELATING TO THE DEBT RESTRUCTURING AND RIGHTS ISSUE

The Rights Issue may not be completed and may lead to failure of the Restructuring

The Rights Issue is conditional upon the satisfaction of certain conditions of the Rights Issue and is inter-conditional with the Debt Restructuring. In particular, it is subject to, amongst others, (i) the Underwriting Agreement having become unconditional and not having been terminated on or before the Latest Time for Termination; and (ii) the Schemes being sanctioned and all conditions precedent to the Schemes (and any other documentation giving effect to the Debt Restructuring) becoming effective, other than the completion of the Rights Issue, having been satisfied or, as applicable, waived. If the conditions of the Rights Issue are not fulfilled or if the Underwriters exercise the right to terminate the Underwriting Agreement pursuant to the terms therein, the Rights Issue will not proceed.

Funding for the underwriting is not fully committed

The Company selected Famous Speech as the sole underwriter because it was willing to engage in negotiations in finalizing the Debt Restructuring and the Rights Issue on terms favourable for the Debt Restructuring balancing the interests of the Shareholders and Bondholders. Famous Speech is a special purpose vehicle which is reliant upon external funding to underwrite the Rights Issue and such funding is not at this stage committed. If the conditions of the Rights Issue are not fulfilled or if Famous Speech exercises the right to terminate the Underwriting Agreement pursuant to the terms therein, the Rights Issue will not proceed. If Famous Speech fails to secure its external funding it will unlikely be able to comply with its obligations under the Underwriting Agreement and the Rights Issue will not proceed.

The BVI Scheme may not be completed which may lead to failure of the Restructuring

In order for the BVI Scheme to become effective under BVI law and in order for the Hong Kong Scheme to become effective under Hong Kong law, the BVI Court must sanction the BVI Scheme and the Hong Kong Court must sanction the Hong Kong Scheme. The Hong Kong Scheme has been approved and sanctioned by the Hong Kong Court on 17 May 2016. The petition seeking sanction of the BVI Scheme from the BVI Court will be heard on 2 June 2016 and there can be no assurance that the BVI Court will approve the BVI Scheme. If the BVI Court does not approve the BVI Scheme, or approve it subject to conditions or amendments which (i) the Company deems unacceptable or (ii) would have (directly or indirectly) a material adverse effect on the interests of any Bondholders and such conditions and amendments are not approved by the Bondholders, the BVI Scheme will remain ineffective.

Further, even if the BVI Court approves the BVI Scheme, it is possible for any person who opposed the sanctioning of the BVI Scheme at the sanction hearing to appeal against the granting of the sanctioning order by the BVI Court. Any such appeals and/or subsequent litigation could delay the BVI Scheme becoming effective or possibly prevent the BVI Scheme from becoming effective at all.

The Hong Kong Scheme and the BVI Scheme are inter-conditional. The effectiveness of the Hong Kong Scheme is conditional on the sanctioning of the BVI Scheme by the BVI Court and BVI Scheme is conditional on the sanctioning of the Hong Kong Scheme by the Hong Kong Court.

Unless the Shareholder take up all of the nil-paid Rights Shares and subscribe for the Rights Shares provisionally allotted to the Shareholder, the Rights Issue will materially dilute the investment and proportionate ownership interest of the Shareholder in the Company

If the Shareholder chooses not to take up their nil-paid Rights Shares fully, their proportionate ownership and voting interest in the Company will be materially diluted. Even if the Shareholder elects to sell its nil-paid Rights Shares prior to the expiration of the applicable trading period, or such nil-paid Rights Shares are sold on the Shareholder's behalf, the consideration received may not be sufficient to compensate the Shareholder fully for such dilution of the Shareholder's proportionate ownership and voting interest in the Company.

The market prices of Shares may fluctuate and may fall below the Subscription Price prior to the expiration of the subscription period

Once the Shareholder takes up his/her nil-paid Rights Shares pursuant to this Rights Issue, the Shareholder may not revoke such take up. The market prices of the Shares may fall below the Subscription Price prior to the expiration of the subscription period as a result of, among other things, global or the PRC's economic or political conditions, the market's perception of the likelihood of completion of the Rights Issue, regulatory changes affecting the Group's operations and variations in the Group's financial results. Many of these factors are beyond the Group's control. If the Shareholder takes up their nil-paid Rights Shares and the market price of the Shares trades below the Subscription Price on the date the Rights Shares are issued to the Shareholder in respect of such nil-paid Rights Shares, the Shareholder will have purchased the Rights Shares at prices higher than the market price. Any decrease in market prices may continue after the completion of this offering and, as a result, the Shareholder may not be able to sell such Rights Shares at a price equal to or greater than the Subscription Price.

An active trading market for nil-paid Rights Shares may not develop on the Stock Exchange and, even if a market does develop, the trading price of nil-paid Rights Shares may fluctuate

There is no assurance that an active trading market in nil-paid Rights Shares on the Stock Exchange will develop during the applicable trading period for nil-paid Rights Shares or that any over-the-counter trading market in nil-paid Rights Shares will develop. Even if an active market develops, the trading price of nil-paid Rights Shares may be volatile and subject to the same factors affecting the price of the Shares.

Insolvency proceedings may be placed if the Restructuring is not implemented promptly

If the Restructuring is not implemented promptly, the Group will face operational challenges and financial risks in trading within the confines of its current capital structure. If revenues do not increase or a restructuring is not implemented, it is likely that the Group will be unable to sustain its current capital structure and management would have to consider placing the Company and other members of the Group into an insolvency procedure.

The Company believes that should the proposed Debt Restructuring not proceed, it has limited available cash and, if the Schemes should fail, would be unable to pay the indebtedness under and in connection with the Senior Notes. Unless the Company and the Directors are able to satisfy themselves that an alternative financial restructuring is likely to be successful, which the Company considers very unlikely given the time and cost of the negotiation of any possible restructure, it is likely that the Company and other members of the Group will enter into liquidation or other appropriate insolvency proceedings.

If the Company and other members of the Group is placed into a formal insolvency procedure, the proceeds available to the Bondholders may be reduced to a level considerably less than the potential value of the consideration they would receive under the Schemes.

Changes in the PRC political and economic policies

The PRC is a key market for the Group and most of its assets are located in the jurisdiction.

While the PRC government has been pursuing economic reforms to transform its economy from a planned economy to a market-oriented economy since 1978, a significant part of the PRC economy is still being operated under various controls of the PRC government. By imposing industrial policies and other economic measures, such as control of foreign exchange, taxation and foreign investment, the PRC government exerts considerable direct and indirect influence on the development of the PRC economy. Many of the economic reforms carried out by the PRC government are unprecedented or experimental and are expected to be refined and improved over time.

Recently, the PRC government has been contemplating and introducing in-depth structural reforms in the PRC in order to further transition the PRC economy into a market economy. Political, economic and social factors may also lead to further adjustments of the PRC reform measures, including its fiscal and monetary policies. This reform and adjustment process may not necessarily have a positive effect on the Group's operations and future business development. The Group's business, prospects and results of operations may be materially and adversely affected by changes in the PRC economic and social conditions and by changes in the policies of the PRC government, such as measures to control inflation, changes in the rates or method of taxation, changes in government spending, and the imposition or lifting of restrictions on currency conversion.

Uncertain legal environment in the PRC

A number of the Group's principal operating subsidiaries are foreign-invested enterprises in the PRC and are subject to laws and regulations applicable to foreign investments in the PRC in general and laws and regulations applicable to wholly foreign-owned enterprises and sino-foreign joint venture enterprises in particular.

The PRC legal system is a civil law system based on written statutes. Unlike the common law system, the civil law system is a system in which decided legal cases have little precedential value. While the PRC government, with its economic reform in 1978, has made significant progress in the promulgation of laws and regulations dealing with economic matters such as corporate organisation and governance, foreign investment, commerce, taxation and trade, its continued promulgation of new laws, changes in existing laws and abrogation of local regulations by national laws may have a negative impact on the Group's business and prospects. In addition, because of the limited volume of published cases and their non-binding nature, the interpretation and enforcement of these laws, regulations and legal requirements involve significant uncertainties. These uncertainties could limit the legal protections available to foreign investors with investments in the PRC.

Currency risk

The Group is exposed to currency risk primarily through sales and purchases which give rise to payables and cash balances that are denominated in a foreign currency. The currencies giving rise to this risk are primarily United States dollars and Renminbi.

Any unfavourable movement in the exchange rate may lead to an increase in the costs of the Group or a decline in sales, which would materially affect the Group's results of operations.

Interest risk

The Group's interest rate risk arises primarily from interest-bearing borrowings. The Group's bank loan interest rates ranged from 1.63% to 5.35% in the year of 2015. At 31 December 2015, it is estimated that a general increase/decrease of 25 basis points in interest rates, with all other variables held constant, would have increased/decreased the Group's loss after tax and accumulated loss by approximately HK$2,064,000. Other components of consolidated equity would have no change in response to the general increase/decrease in interest rates.

Susceptibility to third-party reports and negative publicity

In January 2012, the Company was the subject of a report published by an organisation called Jonestown Research, an unidentified entity, which included various allegations of material misstatements and fraud on the part of the Company, including with respect to (i) the basis of calculation of the Company's inventory, (ii) the margin for clean coal, (iii) the discrepancy between official records and the Company's disclosure as to import volumes, (iv) the relationship between the Company and various entities, including Moveday Enterprises Ltd and certain import agents, and (v) the Company's office in Macau. An announcement

responding to and refuting the allegations in the Jonestown report was published by the Company on 20 January 2012 to which two further responses was published by Jonestown on 20 January and 30 January 2012 (together "Jonestown Reports"). Subsequent to the Company's 20 January 2012 announcement, the Company conducted an internal investigation in respect of the allegations made in the Jonestown Reports which concluded that there was no basis to substantiate such allegations in any material respect. Whilst the Company has not been the target of any further similar attacks or allegations since the Jonestown Reports, there can be no assurance that it will not be the subject of similar action in future. Any such negative publicity or unfavorable reports, even if unsubstantiated, could have a material adverse effect on the trading price of the Shares or have a materially adverse effect on the image or reputation of the Company and thereby materially affect the trading prospects and profitability of the Company.

WINSWAY®

WINSWAY ENTERPRISES HOLDINGS LIMITED
永暉實業控股股份有限公司

(formerly known as "WINSWAY COKING COAL HOLDINGS LIMITED 永暉焦煤股份有限公司")
(Incorporated in the British Virgin Islands with limited liability)
(Stock Code: 1733)

Executive Directors:
Ms. Cao Xinyi
Ms. Zhu Hongchan
Mr. Wang Yaxu
Mr. Feng Yi

Non-executive Director:
Mr. Lu Chuan

Independent Non-executive Directors:
Mr. James Downing
Mr. Ng Yuk Keung
Mr. Wang Wenfu
Mr. George Jay Hambro

Registered Office:
Akara Bldg.24
De Castro Street
Wickhams Cay 1
Road Town, Tortola
BVI

Principal place of business in Hong Kong:
Suites 2104–05
Hutchison House
10 Harcourt Road
Hong Kong

31 May 2016

To the Shareholders,

Dear Sirs or Madams,

RIGHTS ISSUE IN THE PROPORTION OF 3 RIGHTS SHARES AND 9 ANTI-DILUTION SHARES FOR EVERY 1 CONSOLIDATED SHARE HELD ON THE RECORD DATE AT HK$0.69 PER RIGHTS SHARE

1. INTRODUCTION

Reference is made to the Rights Issue Announcement and the Circular in relation to, among other things, the Rights Issue and the Whitewash Waiver.

On 13 March 2016, the Board announced that, among other matters, the Company proposed to implement the Rights Issue on the basis of 3 Rights Shares for every 1 Consolidated Share held on the Record Date at the Subscription Price of HK$0.69 per Rights Share, to raise approximately US$50 million (approximately HK$387.5 million) by way of issuing 565,979,778 Rights Shares. The Rights Issue will only be available to the Qualifying Shareholders.

At the EGM, the necessary resolutions approving, among other things, (i) the Rights Issue; (ii) the Underwriting Agreement; (iii) the Whitewash Waiver; (iv) the Amendment of Articles; (v) the Special Mandate; (vi) the issuance of the CVRs; (vii) the CVR Specific Mandate; (viii) the Special Deal and (ix) the Share Consolidation were duly passed by the Shareholders or the Independent Shareholders (as the case may be) by way of poll.

The Rights Issue is fully underwritten by the Underwriter. Pursuant to the Underwriting Agreement, the Underwriter has conditionally agreed to subscribe for all Underwritten Shares that are not taken up, subject to the terms and conditions set out in the Underwriting Agreement, in particular the fulfilment of the conditions precedent contained therein. Details of the major terms and conditions of the Underwriting Agreement are set out in the paragraph headed "THE UNDERWRITING AGREEMENT" in this Prospectus.

On 13 May 2016, the Executive granted the Whitewash Waiver subject to (a) the issue of the new securities being approved by a vote of the Independent Shareholders at a general meeting of the Company, to be taken on a poll; and unless the Executive gives prior consent, no acquisition or disposal of voting rights being made by Famous Speech or its concert parties between the announcement of the proposed issue of the new securities and the completion of the issue. Condition (a) has been fulfilled. Accordingly, subject to fulfillment of condition (b), no mandatory general offer under Rule 26 of the Takeovers Code will be required to be made by Famous Speech and parties acting or presumed to be acting in concert with it for all the Shares not already owned or agreed to be acquired by the Controlling Shareholder Group as a result of the underwriting obligation of Famous Speech under the Underwriting Agreement and the issuance of Anti-dilution Shares.

The purpose of this Prospectus is to provide you with, among others things, further details of the Rights Issue, including the procedures for acceptance of the Rights Shares provisionally allotted to you, together with the financial and other information of the Group.

Completion of the Rights Issue will be conditional on, amongst other things, the Schemes being sanctioned and all conditions precedent to the Schemes (and any other documentation giving effect to the Debt Restructuring) having been satisfied other than the completion of the Rights Issue.

Completion of the Debt Restructuring will be conditional on, amongst other things, completion of the Rights Issue.

There is no certainty that the Restructuring, either in whole or in part, can be executed and that the funding can be obtained. Shareholders are therefore urged to exercise extreme caution in dealing in the Shares.

2. DEBT RESTRUCTURING WITH BONDHOLDERS

Prior to concluding the terms of the Debt Restructuring, the Company considered various factors. The Company has, since May 2015, been in default under the Senior Notes (by reason of its failure to make the first Interest Payment). This led the Company to negotiate a restructuring with the Steering Committee in relation to the Senior Notes to avoid a potential liquidation of the Company. As mentioned in the Rule 3.7 Announcements, after trading hours

on 25 November 2015, the Company, Subsidiary Guarantors and certain of the Consenting Bondholders entered into the Restructuring Support Agreement, pursuant to which they have agreed to support the Debt Restructuring, subject to certain terms and conditions.

The proposed Debt Restructuring will consist of a redemption of the outstanding Senior Notes and all accrued but unpaid interest thereon up to the Scheme Record Time (including, without limitation, the Interest Payments) at a discount, with Bondholders accepting a combination of the Cash Consideration, the Scheme Shares and the CVRs in full settlement. As at 19 February 2016, the outstanding Senior Notes and all accrued but unpaid interest thereon in aggregate amounted to approximately US$346.5 million. Each participating-Bondholder will receive a pro rata allocation of the CVRs based on the outstanding principal amount held by each participating Bondholder and, at its election (subject to certain conditions described below), a combination of Cash Consideration and Scheme Shares. Upon completion of the Debt Restructuring, the aggregate amount of the Cash Consideration and the aggregate number of Scheme Shares and CVRs will be completely allocated among the Bondholders in consideration of all claims in respect of the Senior Notes being extinguished.

The Debt Restructuring will be implemented by the Schemes, for which recognition has been sought in the U.S. under Chapter 15 of the U.S. Bankruptcy Code. To initiate this process, the Company has applied to the Hong Kong Court and the BVI Court for orders granting leave to convene meetings of the Bondholders to vote on the Schemes (the "**Scheme Meetings**"). These applications were heard before the BVI Court on 21 and 22 March 2016 and before the Hong Kong Court on 21 March 2016 and the relevant orders were granted on 21 March 2016 and 22 March 2016.

To enable the Bondholders to understand the Schemes and to make an informed decision when deciding whether to approve them, a detailed explanatory statement ("**Explanatory Statement**") made available to the Bondholders in accordance with the procedures required by Hong Kong and BVI law and practice. The Explanatory Statement includes information as to the background of the Company and why the Restructuring is necessary, the process undertaken to arrive at the proposed Restructuring, financial information relating to the Company, definitive documentation relating to the CVRs and other related documents required to give effect to the Schemes. The Explanatory Statement also includes a liquidation analysis, which the Company retained AlixPartners to perform in order to analyse estimated recoveries to creditors in a theoretical liquidation scenario (if the Restructuring were not to be implemented).

As disclosed in the Company's announcement dated 3 May 2016, the Scheme Meetings were held in Hong Kong at 10.00 a.m. on Tuesday 3 May 2016 (Hong Kong time)/10:00 p.m. on 2 May 2016 (BVI time), and the resolutions to approve the respective Hong Kong Scheme and BVI Scheme were duly passed by the requisite majorities of the Bondholders.

As disclosed in the Company's announcement dated 24 March 2016 and 29 April 2016 respectively, the petition seeking sanction of the BVI Scheme from the Commercial Division of the Eastern Caribbean Supreme Court for 11 May 2016 has been relisted for hearing at 10:00 a.m. (BVI time) on Thursday 2 June 2016. As disclosed in the Company's announcement dated 24 March 2016 and 20 May 2016 respectively, the petition seeking sanction of the Hong Kong

Scheme from the High Court of the Hong Kong Special Administrative Region was heard at 10.00 a.m. (Hong Kong time) on Tuesday 17 May 2016 and the Hong Kong Scheme has been approved and sanctioned.

The Company has also filed the petition for Chapter 15 Recognition with the U.S. Bankruptcy Court in New York City, U.S. As disclosed in the Company's announcement dated 12 May 2016, at the Recognition Hearing held at 10:00 a.m. (New York time) on 9 May 2016, the Bankruptcy Court granted the petition recognizing a voluntary restructuring proceeding concerning the Company pending before the Hong Kong Court (the "**Hong Kong Proceeding**") as a foreign nonmain proceeding pursuant to sections 1515 and 1517 of title 11 of the United States Code, 11 U.S.C. §§ 101–1532. However, the Bankruptcy Court deferred consideration of the Company's request for related relief pursuant to sections 105(a), 1507(a), 1509(b)(2)–(3), 1521(a) and 1525(a) of the Bankruptcy Code (giving full force and effect to the Hong Kong Proceeding and related agreements concerning the Company) until the Hong Kong Scheme that is the subject of the Hong Kong Proceeding (together with the BVI Scheme) has been sanctioned by the relevant court. The Bankruptcy Court has scheduled a further hearing for this purpose at 2:00 p.m. (New York time) on 15 June 2016.

In order to fund the cash component of the settlement with Bondholders, the Company sought investors for a potential issue of new equity in the Company. In this regard, the Company approached various potential equity investors in relation to different possible fund-raising structures, including a rights issue, open offer or placing. Some of these discussions progressed to an advanced stage, but none resulted in a firm investment proposal.

Eventually, discussions between the Company and the Steering Committee resulted in agreement on the terms of the Restructuring Support Agreement (and appended Term Sheet), which were founded on the willingness of Mr. Wang to underwrite a rights issue to raise an agreed cash component of the Debt Restructuring. This is the amount of US$50 million to fund the Cash Consideration, the Consent Fee and success fee to Houlihan Lokey. Bondholders holding at least 83% of the principal amount of the outstanding Senior Notes have now acceded to the Restructuring Support Agreement.

Scheme Conditions

The Schemes shall become fully effective upon the Restructuring Effective Date, being the date on which the following conditions are satisfied:

(i) the sanction with or without modification (but subject to any such modification being acceptable to the Company and in accordance with the terms of the Schemes) of the BVI Scheme and the Hong Kong Scheme by the BVI Court and the Hong Kong Court (respectively);

(ii) the court order sanctioning the BVI Scheme and the court order sanctioning the Hong Kong Scheme having been delivered to the BVI Registrar of Companies and the Hong Kong Registrar of Companies (respectively) for registration;

(iii) the US Bankruptcy Court having made an order under Chapter 15 of the U.S. Bankruptcy Code recognising and giving effect to certain aspects of the compromise and arrangement set out in the Hong Kong Scheme, including the release of the Company from its obligations in respect of the Senior Notes;

(iv) an appropriate resolution having been passed by the Shareholders to approve the issuance of the CVRs;

(v) the Listing Committee of the Stock Exchange listing and granting permission to deal in the Scheme Shares;

(vi) the Rights Issue having completed and all of the proceeds therefrom (including for the avoidance of doubt the proceeds from any and all underwriting arrangements in respect thereof) having been transferred to the Scheme Consideration Trustee;

(vii) each of the restructuring documents having been executed by each of the parties thereto; and

(viii) the Company having paid all fees, costs and expenses of the advisers, the Trustee, the collateral agent, the registrar, and the Scheme Consideration Trustee that have been duly invoiced to the Company by 17 May 2016 (or such later date as may be agreed by the Company with the relevant party or parties; as at the Latest Practicable Date, this has been extended to 15 June 2016), which fees shall not include the success fee payable to Houlihan Lokey.

As at the Latest Practicable Date, the conditions set out in paragraph (iv) has been duly satisfied.

Scheme Consideration

The proposed Scheme Consideration comprises:

(a) the Cash Consideration, representing the sum of US$41,703,334;

(b) the Scheme Shares with an attributed value of US$12.5 million, which shall represent 18.75% of the total issued Shares on a fully diluted basis upon completion of the Restructuring and after completion of the Share Consolidation and issuance of all of the Rights Shares, Anti-dilution Shares and Scheme Shares[Note 1]; and

(c) the CVRs with an aggregate notional value of US$10 million, which, subject to terms and conditions, may be settled in cash or CVR Shares or a combination of both at the discretion of the Company. For details regarding the major terms and conditions of the CVRs, please refer to "Principal Terms of the CVRs" in this Prospectus.

Note 1: The Scheme Shares were attributed a value of US$12.5 million, which was derived from the implied valuation of the Company of US$66.67 million based upon the fact that the Rights Issue Shares, representing 75% of the total issued Shares post-Rights Issue, would be issued for approximately US$50 million implying a value of US$66.67 million for 100% of the Shares Accordingly, 18.75%,

being the interest represented by the Scheme Shares post-Rights Issue, have an attributed value of US$12.5 million, equal to approximately HK$0.17 per Scheme Share, on the basis of 565,979,778 Scheme Shares to be allotted and issued.

All Bondholders that submit a claim in the Schemes by the requisite Bar Date (see below) will be entitled to receive a pro rata share of the Scheme Consideration based on the outstanding principal amount held by the Bondholder and the Bondholder's election of Scheme Consideration. All such Bondholders will receive CVRs, but whether they receive Cash Consideration and/or Scheme Shares will depend on the operation of the election mechanism described below.

Treatment of the Senior Notes

Upon completion of the Debt Restructuring, the outstanding Senior Notes will be cancelled and all guarantees and security in connection with the Senior Notes will be released.

Scheme claims, distribution of Scheme Consideration and Bar Date

In order to receive any Scheme Consideration under the Schemes, a Bondholder must submit a claim (outlining the details of its Senior Notes, amongst other things) to the information agent.

The Scheme Consideration will be distributed on two separate dates under the terms of the Schemes:

(a) on the Initial Distribution Date, a proportion of the Scheme Consideration will be distributed among all Bondholders that have submitted a claim in the Schemes by the Initial Scheme Consideration Deadline (the "**Initial Bondholders**"); and

(b) on the Final Distribution Date, the remainder of the Scheme Consideration (if any) will be distributed among those Bondholders that have submitted a claim in the Schemes by the Bar Date (including the Initial Bondholders) (the "**Participating Bondholders**").

On the Initial Distribution Date, each Initial Bondholder will receive a proportion of the total Scheme Consideration pro rata to the proportion that its Scheme claim value bears to all potential Scheme claims, being the total value of the outstanding Notes and accrued, but unpaid interest (including the Interest Payments) up to the Scheme Record Time.

If any Bondholder has not submitted a claim by the Initial Scheme Consideration Deadline, the Scheme Consideration to which it would otherwise have been entitled will not be issued on the Initial Distribution Date. Any Cash Consideration to which that Bondholder would be entitled will be held on trust by the Scheme Consideration Trustee. Any Scheme Shares and CVRs to which that Bondholder would be entitled will not be issued by the Company until the Final Distribution Date.

Any Bondholder that submits a claim after the Initial Scheme Consideration Deadline but before the Bar Date (thereby becoming a Participating Bondholder) will receive on the Final Distribution Date an amount of Scheme Consideration pro rata to the proportion that its

Scheme claim value bears to all potential Scheme claims, being the total value of the outstanding Notes and accrued, but unpaid interest (including the Interest Payments) up to the Scheme Record Time.

Any Bondholder that fails to submit a claim by the date falling three months after the Restructuring Effective Date (the "**Bar Date**") will receive nil Scheme Consideration but its claims against the Company and the other Group companies will be irrevocably released. Any remaining Scheme Consideration to which it would otherwise have been entitled shall be distributed pro rata on the Final Distribution Date to the Participating Bondholders. Each Participating Bondholder will receive an amount of the surplus Scheme Consideration pro rata to the proportion that its Scheme claim value bears to all Scheme claims actually submitted by the Bar Date.

The Company will publish a separate announcement to inform the public of the Restructuring Effective Date and the Bar Date.

Election mechanism

All Participating Bondholders will receive a pro rata share of the CVRs. However, whether a Participating Bondholder receives some or all of their remaining Scheme Consideration in the form of Cash Consideration or Scheme Shares (together, the "**Elective Scheme Consideration**") will depend on whether (and how) they have exercised their right to make an election.

Each Participating Bondholder is entitled to receive a pro rata share of the total Elective Scheme Consideration (whether in the form of Cash Consideration or Scheme Shares). For these purposes, the Scheme Shares will be attributed a value of US$12.5 million (approximately HK$96.9 million), meaning the value of the total Elective Scheme Consideration is US$54,203,334.

Bondholders may choose to receive their entitlement to the Elective Scheme Consideration in the form of the Cash Consideration only, the Scheme Shares only or a combination of the two. However, this option is only open to Bondholders until the Initial Scheme Consideration Deadline. Bondholders who submit a claim by the Initial Scheme Consideration Deadline without making an election, or who submit a claim before the Bar Date but after the Initial Scheme Consideration Deadline, will be deemed to have elected to receive Scheme Shares only.

If the aggregate amount of the Cash Consideration that the Initial Bondholders elect (and are entitled) to receive exceeds the actual amount of the Cash Consideration available, on the Initial Distribution Date the Cash Consideration will be shared between those Bondholders on a pro rata basis and they will be issued with Scheme Shares with a value equal to the shortfall. Equally, if the aggregate number of Scheme Shares that the Bondholders elect (and are entitled) to receive exceeds the actual number of the Scheme Shares available, on the Initial Distribution Date the Scheme Shares will be shared between those Bondholders on a pro rata basis and will receive a payment of the Cash Consideration with a value equal to the shortfall.

If part of the Cash Consideration and some of the Scheme Shares remain on the Final Distribution Date (that is, neither is "over-subscribed" on the Initial Distribution Date), the same principles as outlined above will apply with respect to how that remaining distribution is shared amongst the Participating Bondholders.

Consent Fee

On or around the Restructuring Effective Date, the Scheme Consideration Trustee will pay the Consent Fee of approximately US$6.8 million (approximately HK$52.7 million), the total amount of which equals to 2% of the outstanding principal and accrued but unpaid interest in respect of the Senior Notes as at 25 November 2015 (being the date of the Restructuring Support Agreement). The Consent Fee will be shared pro rata among those Consenting Bondholders that have become a party to the Restructuring Support Agreement in accordance with the Restructuring Support Agreement.

Restructuring Support Agreement

The material terms of the Restructuring Support Agreement are set out below.

Termination

The Restructuring Support Agreement shall automatically terminate on:

(a) the occurrence of the Longstop Date;

(b) the occurrence of the Restructuring Effective Date;

(c) the entry of a final non-appealable order by any court of competent jurisdiction or other competent governmental or regulatory authority making illegal or otherwise preventing, prohibiting or materially restricting the consummation of the Restructuring;

(d) the petitioning, applying or voting for, or the taking of any formal steps (including the appointment of any liquidator, receiver, administrator or similar officer) by any person or entity in relation to, the winding up, dissolution, administration, receivership or reorganisation of the Company or any Group entity and/or any or all of its or their respective liabilities or any suspension of payments or moratorium of any indebtedness of the Company or any Group entity, or any analogous procedure or step in any jurisdiction, other than a Provisional Liquidation Event;

(e) the Schemes not being approved by a majority in number representing at least 75% in value of the Bondholders present and voting (either in person or by proxy) at the Scheme Meetings; or

(f) the Hong Kong court or the BVI court declining to sanction the Hong Kong Scheme or the BVI Scheme (as applicable) and: (i) the Company confirming that it will not appeal such order; or (ii) if an appeal is lodged, the appeal being dismissed and the Hong Kong Court or the BVI Court (as the case may be) granting a final order declining to sanction the Hong Kong Scheme or the BVI Scheme.

The Steering Committee Majority may terminate the Restructuring Support Agreement by written notice to the Company if, other than due to any action taken intentionally by any Consenting Bondholder:

(a) the Company or any Subsidiary Guarantor breaches any provision of the Restructuring Support Agreement unless the breach is capable of remedy and is remedied within 5 business days such breach;

(b) any representation or statement made by the Company or any Subsidiary Guarantor is or proves to have been incorrect or misleading in any material respect;

(c) a Provisional Liquidation Event occurs;

(d) any Restricted Action is taken against any member of the Group;

(e) circumstances have arisen which the Steering Committee Majority reasonably believes in good faith to mean that it is reasonably likely that the Restructuring cannot be successfully completed;

(f) a Whitewash Waiver is not obtained by 25 February 2016 (or such later date as may be agreed between the Company and the Steering Committee Majority; as at the Latest Practicable Date, this had been extended to 31 May 2016); or

(g) an agreement is not reached between the Company and the Steering Committee Majority on the final form of the Restructuring Documents (other than the Prospectus Documents) by 19 February 2016 (or such later date as may be agreed between the Company and the Steering Committee Majority; and as at the Latest Practicable Date, this has been extended to (and fulfilled by) 26 February 2016).

The Restructuring Support Agreement may be terminated at any time with the mutual written consent of the Company and the Steering Committee Majority.

Each Consenting Bondholder may, by written notice to the Company, terminate the Restructuring Support Agreement with respect to itself and rescind (to the extent permitted by law) any consent previously provided by it with respect to the Restructuring if the Company or any other Group company provides, or agrees to provide, to any Consenting Bondholder in respect of its Senior Notes any payment or other benefit that would disadvantage any other party, except as contemplated by the Restructuring Support Agreement and the Term Sheet. Should there be such payment or other benefit proposed to be offered to certain Bondholders who may also be Shareholders, the Company will consult with the Executive in advance before proceeding with such arrangements, and comply with the relevant requirements under the Takeovers Code.

Conditions Precedent of the Restructuring Support Agreement

The obligation of any party under the Restructuring Support Agreement is conditional on the Irrevocable Undertaking having been duly executed by Mr. Wang and delivered to the Company and the Trustee for the benefit of the Bondholders and such condition has been satisfied.

The Company's and the Subsidiary Guarantors' obligations

The Company and each Subsidiary Guarantor have undertaken in favour of the Consenting Bondholders that they shall take all actions which in the reasonable opinion of the Steering Committee Majority are reasonably necessary to take in order to support, facilitate, implement or otherwise give effect to the Restructuring as soon as reasonably practicable and, in any event, before the Longstop Date, including, amongst others, to:

(a) work expeditiously to progress the Restructuring and to prepare, finalise, execute and deliver the Restructuring Documents;

(b) give any notice, order, consent, direction or information and to take all such steps and actions as may be necessary or desirable to support, facilitate, implement or otherwise give effect to the Restructuring including the proposing, filing and pursuing expeditiously of the Restructuring Document, the Schemes and the Recognition Filings;

(c) call all creditor and shareholder meetings required to implement the Restructuring including, without limitation, the Scheme Meetings;

(d) take any actions pursuant to any order of, or sanction by, the BVI Court and the Hong Kong Court, as the case may be, as may be required or necessary to implement or give effect to the Restructuring;

(e) use reasonable efforts to obtain from the Shareholders all necessary shareholders' approvals and consents in respect of the Rights Issue and the Debt Restructuring; and

(f) take all reasonable steps to seek and obtain promptly any necessary or desirable consents, approvals or authorisations in connection with the Restructuring, including, without limitation, consents, approvals or authorisations from the Stock Exchange and any and all other relevant governmental bodies.

Restrictions on the Company and the Subsidiary Guarantors

The Company and each Subsidiary Guarantor shall not without the prior written consent of the Steering Committee Majority take certain actions including amongst other things:

(a) intentionally taking, encouraging, assisting or supporting any action (or procuring that any person does so) which would, or would reasonably be expected to, frustrate, delay, impede or prevent the Schemes or the Restructuring or which is inconsistent with the Restructuring Support Agreement or the Term Sheet;

(b) assigning or transferring any of its rights and interests in respect of, or declaring or creating any trust of any of its rights, interests or benefits in respect of, the Restructuring Support Agreement;

(c) taking or consenting to the taking of any action which supports or favours any proposed composition, compromise, assignment or arrangement with any creditor of the Company or the Group other than pursuant to the implementation of the Restructuring or the Restructuring Support Agreement;

(d) paying or agreeing to pay any performance related bonus to any director or officer or make any award or grant to any director under any incentive scheme or bonus plan, other than in the normal course of business and consistent with past practice;

(e) issuing equity, or otherwise changing its capital structure in any way not contemplated by the Restructuring Support Agreement or the Term Sheet including, any steps which may involve the issue of any new debt, shares, warrants or options to acquire any new shares, or increase its authorised shares for any purpose other than to implement the Restructuring;

(f) selling, transferring, leasing, acquiring, or otherwise disposing of any shares in any other company or of all or any material part of its present or future undertaking, material assets, rights or revenues;

(g) paying any dividends or making other distributions to its Shareholders;

(h) incurring any new debt, or becoming subject to any new liens or other encumbrances, other than as may be incurred or created in the ordinary course of its trading business for working capital purposes;

(i) adopting any management compensation schemes;

(j) entering into any other transaction other than in the ordinary course of business, for arm's length consideration; or

(k) terminating any fee letter or confidentiality agreement entered into between any Bondholder and the Company from time to time (as the same may be amended from time to time) except as may be agreed between the relevant parties.

The Consenting Bondholders' obligations

To the best knowledge of the Company, save for those Bondholders who are also Shareholders as disclosed in the section headed "14. Special Deal" herein, all Bondholders are third parties independent of the Company, that is, none of them is a connected person of the Company, as at the Latest Practicable Date.

Each of the Consenting Bondholders shall (or, as applicable, procure that a duly authorised representative, proxy or nominee shall), at the cost of the Company and the Subsidiary Guarantors, take all reasonable actions which it is reasonably requested by the Company to take in order to support, facilitate, implement or otherwise give effect to the Restructuring as soon as reasonably practicable and, in any event, before the Longstop Date, including, amongst others, to:

(a) support the Schemes prior and subject to the sanction of the BVI Court and the Hong Kong Court, as applicable;

(b) attend the Scheme Meetings by proxy or in person and vote its Senior Notes in favour of the Schemes and any amendment or modification to the Schemes or adjournment to the Scheme Meetings, provided that they are proposed by the Company and that the terms of the Schemes as amended or modified remain consistent in all material respects with the terms of the Schemes without such amendments or modifications and are consistent with and do not include any additional material terms which are likely to adversely affect or conflict with the terms of the Restructuring or its implementation;

(c) except where (b) above applies, exercise all votes cast in respect of its Senior Notes against any amendment or modification to the Schemes or any proposal to adjourn the Scheme Meetings;

(d) support any filings and petitions by the Company or any Subsidiary Guarantor in such other jurisdictions as may be, in the discretion of the directors of the Company or any Subsidiary Guarantor, reasonably required to implement the Restructuring;

(e) support any other actions as may be taken by the Company or any Subsidiary Guarantor pursuant to an order of, or sanction by, the BVI Court and the Hong Kong Court, as the case may be, as may be reasonably required or reasonably necessary to implement or give effect to the Restructuring;

(f) support the Recognition Filings;

(g) provide confirmation to any other party that it supports the Restructuring;

(h) execute any document and give any notice, order, consent, direction or information and taking all such steps and actions which the Company considers reasonably necessary to support, facilitate, implement or otherwise give effect to the Restructuring provided that the form of any such document, notice, order, consent, direction or information is reasonably satisfactory to the Steering Committee Majority; and

(i) in the case of those Consenting Bondholders who constitute the Steering Committee, work within a reasonable timeframe and in good faith with the Company and its advisers with a view to furthering the mutual objective of implementing the Restructuring.

Restrictions on the Consenting Bondholders

The Consenting Bondholders shall not:

(a) intentionally take, encourage, assist or support (or procure that any other person takes, encourages, assists or supports) any action which would, or would reasonably be expected to, frustrate, delay, impede or prevent the Schemes or the Restructuring or which is inconsistent with the Restructuring Support Agreement or the Term Sheet;

(b) commence, take, support or actively assist any proceedings against the Company and/or any Group company or any action in connection with any default or event of default howsoever arising, including, without limitation, any Restricted Action; and

(c) assign, transfer or sub-participate any of its rights and interests in respect of, or declare or create any trust of any of its rights, interests or benefits in respect of, its Senior Notes or the Restructuring Support Agreement to, or in favour of, any other person unless that person becomes a party to the Restructuring Support Agreement or is already a Consenting Bondholder.

Completion

The completion of the Debt Restructuring and the possible Rights Issue will be interconditional.

3. PRINCIPAL TERMS OF THE CVRS

Notional Value: US$10 million, which will be a one-off payment to the Bondholders upon the occurrence of the Triggering Event as more particularly described below.

Triggering Event: The triggering event will be when the Company's cash profit before taxation in any financial year exceeds US$100 million. Such cash profit before taxation is defined as the sum of "Profit before Taxation" and "Non-cash costs". "Profit before Taxation" shall be the figure reported in the consolidated statement of profit or loss of the annual audited financial statements of the Company. "Non-cash costs" shall be defined as the sum of "Depreciation", "Amortization", and "Equity settled share-based transactions" reported in the consolidated cash flow statement of the annual audited financial statements of the Company. Such cash profit before taxation shall also exclude any extraordinary gains and losses and write downs outside normal course of business operations of the Company.

Maturity Date: 5 years from the issue date of the CVRs (being the Initial Distribution Date).

Settlement: The Company shall have the right to choose to use cash or CVR Shares (at the prevailing 30-day volume-weighted average price "**CVR Settlement Price**") to settle the CVRs on the Settlement Date (as defined in the Contingent Value Rights Instrument). The hypothetical price of HK$0.69 has been adopted by the Company as a floor price for the purpose of the CVR Specific Mandate.

In any event, if the Triggering Event were to occur before the Maturity Date, meaning that the Company's cash profit before taxation in the relevant financial year would have exceeded US$100 million, the Company would expect to have sufficient cash to be able to settle CVRs wholly in cash should it choose to do so and if the relevant CVR Settlement Price were lower than HK$0.69 (equivalent to the Subscription Price), subject to adjustment for share consolidations, sub-divisions and so forth, the Company would not settle CVRs through the issuance of CVR Shares without seeking a renewed specific mandate from Shareholders at the relevant time.

The Company's basis in using the Subscription Price HK$0.69 as the hypothetical CVR Settlement Price is because should the Triggering Event occur and assuming there will be no any further consolidation of Shares, the Company does not contemplate the share price to fall below the Subscription Price.

For the avoidance of doubt, if the Company is unable to settle the CVRs by issuing CVR Shares, it will settle the CVRs in cash.

Expiry: The CVRs will expire (and no payment shall be due from the Company) if the Triggering Event does not occur prior to the Maturity Date.

Listing: No application will be made for the listing of, and permission to deal in, the CVRs on the Stock Exchange or any other stock exchange.

Conditions Precedent: The ability of the Company to settle the CVRs by the issuance of CVR Shares is conditional on, amongst other, the following:

(i) the Listing Committee of the Stock Exchange granting the listing of, and permission to deal in, the CVR Shares;

(ii) the approval of Independent Shareholders of the CVR Specific Mandate; and

(iii) all other relevant consents and approvals being obtained from all relevant governmental and regulatory authorities.

Application for listing of the CVR Shares

The Company will apply to the Listing Committee of the Stock Exchange for the listing of, and permission to deal in, the CVR Shares to be issued and allotted pursuant to the CVR.

Subject to the granting of the listing of, and permission to deal in, the CVR Shares on the Stock Exchange, the CVR Shares will be accepted as eligible securities by HKSCC for deposit, clearance and settlement in CCASS with effect from their respective commencement dates of dealings on the Stock Exchange or such other dates as determined by HKSCC. Settlement of transactions between participants of the Stock Exchange on any trading day is required to take place in CCASS on the second trading day thereafter. All activities under CCASS are subject to the General Rules of CCASS and CCASS Operational Procedures in effect from time to time. Shareholders should seek advice from their stockbrokers or other professional advisors for details of those settlement arrangements and how such arrangements will affect their rights and interests.

Dealings in the CVR Shares which are registered in the register of members of the Company in Hong Kong will be subject to the payment of stamp duty, Stock Exchange trading fee, transaction levy or any other applicable fees and charges in Hong Kong.

Warning

Completion of the Debt Restructuring will be conditional on, amongst other things, completion of the Rights Issue. Shareholders are therefore urged to exercise caution in dealing in the Shares.

4. ENTERING INTO THE IRREVOCABLE UNDERTAKING

On 25 November 2015, Mr. Wang gave the conditional Irrevocable Undertaking in favour of the Company and the Trustee for the benefit of the Bondholders that, assuming the launch of the possible Rights Issue by the Company, among other things:

(a) he would, or procure a company or companies controlled by him to (i) subscribe for all the Rights Shares (subject to the subscription price not exceeding a prescribed limit per Rights Share) provisionally allotted to him or a company or companies controlled by him, under the possible Rights Issue; and (ii) lodge with the Company acceptances, in respect of such Rights Shares provisionally allotted to him or a company or companies controlled by him under the possible Rights Issue, with payment in full therefor in cash;

(b) he would, or procure a company or companies controlled by him or his close relatives to, either acting severally or in combination underwrite the Rights Shares (subject to the subscription price not exceeding a prescribed limit per Rights Share) provisionally allotted to but not subscribed by other existing shareholders, at the Subscription Price of the Rights Issue pursuant to an underwriting agreement to be entered into between him and the Company in relation to the underwriting arrangements in respect of the Rights Issue, subject to the possible Rights Issue not being terminated under the underwriting agreement to be entered into in relation to the underwriting arrangements in respect of the Rights Issue to ensure that the Rights Issue raises at least US$50 million in cash and that such funds shall be applied to satisfy payment of the Cash Consideration, Consent Fee and the success fee of Houlihan Lokey;

(c) without prejudice to (b) above, to the extent any members of senior management of the Company may participate in the underwriting of the Rights Issue, his obligation pursuant to (b) above will be reduced accordingly.

Reference is made to the announcement made by the Company on 22 December 2015 in relation to, amongst other things, the Irrevocable Undertaking becoming unconditional following satisfaction on 17 December 2015 of the condition therein that Consenting Bondholders holding more than 30% of the outstanding principal amount of the Senior Notes accede to the Restructuring Support Agreement.

Pursuant to the Supplemental Irrevocable Undertaking and Underwriting Agreement, Mr. Wang has irrevocably undertaken to the Company and the Underwriter that he will not, and will procure that each company in the Controlling Shareholder Group will not dispose of the Shares giving rise to the assured entitlements of Rights Shares under the Rights Issue, or such assured entitlements of Rights Shares, on or before the Acceptance Date and will procure that the Shares currently held by Winsway Resources and Winsway International will remain registered in their respective names at the close of business on the Acceptance Date. Mr. Wang has further irrevocably undertaken to the Company and the Underwriter that he will not, and will procure the Controlling Shareholder Group will not, take up the entitlements of Rights Shares under the Rights Issue.

Subsequently, on 11 March 2016, the Irrevocable Undertaking was modified by the Famous Speech Undertaking and the Supplemental Irrevocable Undertaking to provide for Famous Speech to take up the Controlling Shareholder Group's assured entitlements under the Rights Issue and to underwrite the Rights Issue on the terms of the Underwriting Agreement. Famous Speech has also undertaken to enter into a facility agreement with a commercial bank, pursuant to which the commercial bank shall provide a term loan in the principal amount of up to US$50 million to Famous Speech for the purpose of making available sufficient funds in Hong Kong dollars for underwriting the Rights Issue in full. Details of the Offshore Loan are set out under the heading "THE SHAREHOLDER LOAN AGREEMENTS."

5. PROPOSED SHARE CONSOLIDATION

As stated in the announcement of the Company dated 13 May 2016, the Share Consolidation became effective on 18 May 2016.

Since the Company does not have share capital and the Shares have no par value, the number of authorised Shares remains as 6,000,000,000, of which 188,659,926 Consolidated Shares are in issue as at the Latest Practicable Date. The Consolidated Shares rank *pari passu* in all aspects with each other in accordance with the Articles.

6. PROPOSED RIGHTS ISSUE

On 24 February 2016 (after trading hours), the Board resolved to raise approximately US$50 million (approximately HK$387.5 million) by way of the Rights Issue (assuming no further issue of new Shares and there being no repurchase of Shares by the Company on or before the Record Date).

Basis of the Rights Issue:	3 Rights Shares for every 1 Consolidated Share held on the Record Date[1]
Subscription Price:	HK$0.69 per Rights Share
Number of Shares in issue as at the Latest Practicable Date:	188,659,926 Consolidated Shares
Number of Rights Shares:	not more than 565,979,778 Rights Shares (assuming no further increase in the number of issued Shares on or before the Record Date)[2]
Number of Rights Shares and Anti-dilution Shares immediately after completion of the Rights Issue:	not more than 2,263,919,112 Consolidated Shares
Amount to be raised:	Approximately US$50 million (approximately HK$387.5 million)

Qualifying Shareholders should be aware of and take note that no application for excess Rights Shares will be offered and any Untaken Shares will be taken up by Famous Speech pursuant to the terms of the Underwriting Agreement.

Assuming no further issue of new Shares and there being no repurchase of Shares by the Company on or before the Record Date, the 565,979,778 Rights Shares will represent 300% of the Company's issued Consolidated Shares based upon the Consolidated Shares as at the Latest

Note 1: In addition, a further three Anti-dilution Shares will be issued to those Qualifying Shareholders subscribing for every one Rights Share under the Rights Issue pursuant to the issuance of the Anti-dilution Shares. See "Anti-dilution Protection of the Rights Shares" below for more details.

Note 2: For the avoidance of doubt, Scheme Shares would not give rise to an entitlement to Rights Shares.

Practicable Date and will represent approximately 75% of the Company's issued Consolidated Shares immediately after completion of the Rights Issue, but before the issue of the Anti-dilution Shares and the Scheme Shares.

Pursuant to the terms of the Irrevocable Undertaking, Mr. Wang originally agreed to underwrite the Rights Issue. Subsequently, pursuant to the Famous Speech Irrevocable Undertaking and the Supplemental Irrevocable Undertaking from Mr. Wang, it was agreed that Famous Speech, rather than a vehicle wholly or majority owned by Mr. Wang and/or members of the Controlling Shareholder Group would do so instead because of constraints placed on Mr. Wang and the Controlling Shareholder Group by their existing financial commitments. Mr. Wang originally issued the Irrevocable Undertaking on the basis that the Rights Shares would amount to 75% of the issued Shares post-Rights Issue. It was agreed with the Steering Committee that the Scheme Consideration under the Debt Restructuring should include an equity component to augment the Cash Consideration. It was agreed that the Scheme Shares to be issued to Bondholders would amount to 18.75% (being 75% of the remaining shareholding of 25%) of the issued Shares post-Rights Issue. The implementation of the Rights Issue by issuing three Rights Shares for every one Share, was the agreed structure between the Company, the Steering Committee and Mr. Wang to raise the requisite US$50 million with the Rights Shares representing 75% of the issued Shares post-Rights Issue.

The Board decided to proceed with the Rights Issue that was originally to be underwritten by Mr. Wang, and is now underwritten by Famous Speech, which is a company wholly owned by Mr. Wang's daughter, Amy Wang at the Latest Practicable Date and upon completion of the Share Subscription Agreement, will be owned as to 73.3% by Amy Wang and 26.7% by Magnificent Gardenia, respectively, after considering (i) the limited financing options available to the Company; (ii) the pressing need to complete the Debt Restructuring; and (iii) the fact that the Restructuring had been negotiated with the Steering Committee on the basis that Mr. Wang would remain as Controlling Shareholder. For details about how the Irrevocable Undertaking given by Mr. Wang was modified by the Famous Speech Undertaking and the Supplemental Irrevocable Undertaking, please refer to the section headed "ENTERING INTO THE IRREVOCABLE UNDERTAKING" in this Prospectus.

Anti-dilution Protection of the Rights Shares

As the issue of the Scheme Shares would dilute the 75% shareholding of those taking up the Rights Shares (including Famous Speech), the issue of the Anti-dilution Shares for no further consideration in the ratio of three Anti-dilution Shares for each one Rights Share subscribed, is a mechanism to counter this dilutive effect as agreed in the Term Sheet. This means in the case of Qualifying Shareholders who opt not to take up their entitlements under the Rights Issue, their shareholding interests will be diluted by a maximum of approximately 93.8% immediately after completion of the Rights Issue (including the issuance of the Rights Shares and all the Anti-dilution Shares) and the Debt Restructuring (including the issuance of the Scheme Shares). The 1,697,939,334 Anti-dilution Shares will represent 900% of the Company's Consolidated Shares issued as at the date of this Prospectus.

Unless 100% of the Bondholders submit a claim before the Initial Scheme Consideration Deadline and/or the Scheme Shares are "over distributed" (meaning the number of Scheme Shares were oversubscribed by the Participating Bondholders pursuant to their actual or deemed election of Scheme Shares) as described in the section headed "ELECTION MECHANISM" in this Prospectus above, the Scheme Shares will be issued in two instalments on the Initial Distribution Date and the Final Distribution Date. Anti-dilution Shares will correspondingly be issued in two instalments on the same dates. The Initial Anti-dilution Shares, rounded up to the nearest whole Share, as applicable, will be issued in the same ratio to all Anti-dilution Shares as the Initial Scheme Shares bear to all the Scheme Shares. The remaining Anti-dilution Shares, rounded up to the nearest whole Share, as applicable, will be issued along with the remaining Scheme Shares on the Final Distribution Date. Further announcement(s) will be made by the Company (when appropriate) when the number of Initial Scheme Shares and therefore the number of Initial Anti-dilution Shares has been ascertained.

A table showing the shareholding structure of the Group (assuming no Shares will be issued and none repurchased on or before the Record Date) (i) as at the date of the Latest Practicable Date; (ii) immediately upon the Share Consolidation becoming effective but before completion of the Rights Issue (including the issuance of the Anti-dilution Shares) and the Debt Restructuring (including the issuance of the Scheme Shares); (iii) immediately after completion of the Rights Issue (including the issuance of the Antidilution Shares) and the Debt Restructuring (including the issuance of the Scheme Shares) and (iv) immediately after completion of the Rights Issue (including the issuance of the Anti-dilution Shares) and the Debt Restructuring (including the issuance of all the Scheme Shares) and assuming all the CVR Shares are all issued to Bondholders in settlement of the CVRs are set out in the section heading "SHAREHOLDING STRUCTURE OF THE COMPANY" in this Prospectus.

Qualifying Shareholders who do not take up the Rights Shares to which they are entitled should note that their shareholdings in the Company will be very materially diluted through the issuance of the Rights Shares, the Scheme Shares and the Anti-dilution Shares and if applicable, the issuance of the CVR shares.

As at the Latest Practicable Date, there are no outstanding share options under the share option scheme adopted by the Company on 6 June 2014, and no restricted share unit awards have been granted pursuant to a restricted share unit scheme approved and adopted by the Shareholders at the annual general meeting held on 11 June 2012.

Save as disclosed herein, the Company has no outstanding convertible securities or options in issue or other similar rights which confer any right to convert into or subscribe for Consolidated Shares as at the Latest Practicable Date.

Qualifying Shareholders

The Rights Issue will only be available to the Qualifying Shareholders, being those persons who are registered as members of the Company at the close of business on the Record Date and are not Non-Qualifying Shareholders.

In order to be registered as a member of the Company at the close of business on the Record Date, any relevant transfer documents (together with the relevant share certificates) must be lodged with the Registrar at Shops 1712–1716, 17th Floor, Hopewell Centre, 183 Queen's Road East, Wanchai, Hong Kong for registration no later than 4:30 p.m. on Friday, 20 May 2016.

Shareholders whose Shares are held by a nominee company should note that the Board will regard the nominee company as a single Shareholder according to the register of members of the Company. Investors with their Shares held by a nominee (or CCASS) are advised to consider whether they would like to arrange for the registration of the relevant Shares in their own name(s) prior to the Record Date. For investors whose Shares are held by a nominee (or CCASS) and would like to have their names registered on the register of members of the Company, they must lodge all necessary documents with the Registrar at Shops 1712–1716, 17th Floor, Hopewell Centre, 183 Queen's Road East, Wanchai, Hong Kong for registration no later than 4:30 p.m. on Friday, 20 May 2016.

Closure of register of members

The register of members of the Company has been closed from Monday, 23 May 2016 to Friday, 27 May 2016 (both days inclusive) for determining the entitlements to the Rights Issue during which period no transfer of Consolidated Shares can be registered.

Basis of provisional allotment

The basis of the provisional allotment shall be 3 Rights Shares (in nil-paid form) for every 1 Consolidated Share held by the Qualifying Shareholders as at the close of business on the Record Date.

Application for all or any part of a Qualifying Shareholder's provisional allotment should be made by completing a PAL and lodging the same with a remittance for the Rights Shares being applied for with the Registrar on or before the Acceptance Date.

Rights of Overseas Shareholders

The Prospectus Documents are not intended to be registered under the applicable securities legislation of any jurisdiction other than Hong Kong. According to the register of members of the Company as at 11 May 2016, there were a total of 145 Overseas Shareholders whose registered addresses were located in 18 jurisdictions, namely Australia, Belgium, British Virgin Islands, Canada, Cayman Islands, Denmark, Germany, Japan, Liechtenstein, Luxembourg, Macau, Monaco, PRC, Singapore, South Korea, Switzerland, the United Kingdom and the United States, who held a total of 120,107,869 Consolidated Shares representing approximately 63.66% of the total number of Consolidated Shares in issue (including the Controlling Shareholder Group). Pursuant to Rule 13.36(2)(a) of the Listing Rules, the Board has made enquiries regarding the legal restrictions under the applicable securities legislation of the relevant jurisdictions and the requirements of the relevant regulatory body or stock exchange with respect to the offer of the Rights Shares to such Overseas Shareholders.

The Company has obtained advice from legal advisers in Australia, British Virgin Islands, Cayman Islands, Macau, Monaco, the PRC, Singapore, South Korea, Switzerland, the United Kingdom (including other EEA States) and the United States, and has been advised that under the applicable legislations of these jurisdictions, either (i) there is no regulatory restriction or requirement of any regulatory body or stock exchange with respect to extending the Rights Issue to the Overseas Shareholders in the relevant jurisdiction; or (ii) the Rights Issue meets the relevant exemption requirements under the relevant jurisdictions so that it would be exempt from obtaining approval or recognition from and/or registration of the Prospectus Documents with the relevant regulatory authorities under the applicable laws and regulations of the relevant jurisdictions. Accordingly, the Rights Issue will be extended to the Overseas Shareholders having registered addresses in Australia, Belgium, British Virgin Islands, Cayman Islands, Denmark, Germany, Liechtenstein, Luxembourg, Macau, Monaco, PRC, Singapore, South Korea, Switzerland, the United Kingdom and the United States and such Overseas Shareholders are Qualifying Shareholders.

The Company has also obtained advice from its Japanese legal adviser. Having considered the circumstances, the Directors have formed the view that it is necessary or expedient not to offer Rights Shares to Shareholders in Japan due to the time and costs involved in the registration of the Prospectus and/or compliance with the relevant local legal or regulatory requirements in Japan.

The Company has also obtained advice from its Canadian legal adviser. Having considered the circumstances, the Directors have formed the view that, it is necessary or expedient to restrict the ability of Shareholders in Canada to take up their rights under the Rights Issue due to the time and costs involved in the filing and/or compliance with the relevant local legal or regulatory requirements in Canada in respect of the Rights Issue.

Accordingly, for the purposes of the Rights Issue, the Non-Qualifying Shareholders are:

(a) Shareholders whose name(s) appeared in the register of members of the Company at 5:00 p.m. on 11 May 2016 and whose address(es) as shown in such register is/are in Japan; and

(b) Shareholders whose name(s) appeared in the register of members of the Company at 5:00 p.m. on 11 May 2016 and whose address(es) as shown in such register is/are in Canada.

As at 11 May 2016, according to the register of members of the Company, there are at least 145 Overseas Shareholders, out of which there are 5 Non-Qualifying Shareholders whose addresses as shown in such register are in Japan or Canada holding 475,000 Consolidated Shares representing approximately 0.25% of the issued share capital of the Company.

Arrangements will be made for the Rights Shares which would otherwise have been provisionally allotted to the Non-Qualifying Shareholders to be sold in the market in their nil-paid form as soon as practicable after dealings in the Rights Shares in their nil-paid form commence and before dealings in the Rights Shares in their nil-paid form end, if a premium (net of expenses) can be obtained. The proceeds of such sale, less expenses, of more than HK$100 will be paid on a pro-rata basis (to their entitlement as at the Record Date) to the relevant Non-Qualifying Shareholders. In light of administrative costs, the Company will retain individual amounts of HK$100 or less for its own benefit. Any unsold entitlement of Non-Qualifying Shareholders to the Rights Shares will be taken up by Famous Speech pursuant to the terms of the Underwriting Agreement. For the avoidance of doubt, Non-Qualifying Shareholders (if any) who are also Independent Shareholders will be entitled to vote on the resolution in respect of the Rights Issue (as well as the other resolutions to be considered) at the EGM.

Distribution of this Prospectus and other Prospectus Documents

The Company will only send this Prospectus accompanied by the other Prospectus Documents to the Qualifying Shareholders. However, to the extent reasonably practicable and subject to the advice of legal advisers in the relevant jurisdictions in respect of applicable local laws and regulations, the Company will send this Prospectus, for information purposes only, to the Non-Qualifying Shareholders. The Company will not send any PAL to the Non-Qualifying Shareholders.

Distribution of this Prospectus and the other Prospectus Documents into jurisdictions other than Hong Kong may be restricted by law. Persons who came into possession of the Prospectus Documents (including, without limitation, agents, custodians, nominees and trustees) should inform themselves of and observe any such restriction. Any failure to comply with those restrictions may constitute a violation of the securities laws or other laws or regulations of any such jurisdiction. Any Shareholder who is in any doubt as to his/her/its position should consult an appropriate professional advisers without delay. The Company reserves the right to refuse to permit any Shareholder to take up his/her/its nil-paid Rights Shares where it believes that doing so would violate applicable securities legislations or other laws or regulations of any jurisdiction.

It is the responsibility of any person (including, but not limited to, any agent, custodian, nominee or trustee) outside Hong Kong wishing to make an application for the Rights Shares to satisfy himself as to the full observance of the laws and regulations of the relevant territory or jurisdiction, including obtaining any governmental or other consents and to pay any taxes, duties and other amounts required to be paid in such territory or jurisdiction in connection therewith. Any acceptance of the offer of the Rights Shares by any person will be deemed to constitute a representation and warranty from such person to the Company that these local laws and requirements have been fully complied with. For the avoidance of doubt, neither HKSCC nor HKSCC Nominees Limited is subject to any of the representations and warranties. Such persons should consult their own professional advisers if in doubt. The Company will not be responsible for verifying the legal qualification of such Overseas Shareholder and/or resident in such territory or jurisdiction, thus, should the Company suffer any losses or damages due to

non-compliance with the relevant laws of such territory or jurisdiction by any such Overseas Shareholder and/or resident, the Overseas Shareholder and/or resident shall be responsible to compensate the Company for the same.

The Prospectus Documents will not be registered under the applicable securities legislation of any jurisdiction other than Hong Kong.

Subscription Price

The Subscription Price for the Rights Shares is HK$0.69 per Rights Share, payable in full upon acceptance of the relevant provisional allotment of Rights Shares.

The Subscription Price represents:

(a) a discount of approximately 76% to the adjusted closing price of HK$2.90 per Consolidated Share, based on the closing price of HK$0.145 per Old Share as quoted on the Stock Exchange on the Last Trading Day and adjusted for the effect of the Share Consolidation;

(b) a discount of approximately 44% to the adjusted theoretical ex-rights price of approximately HK$1.243 per Consolidated Share based on the closing price of HK$0.145 per Old Share as quoted on the Stock Exchange on the Last Trading Day and adjusted for the effect of the Share Consolidation;

(c) a discount of approximately 74% to the adjusted average closing price of approximately HK$2.676 per Consolidated Share, based on the average closing price of HK$0.1338 per Old Share as quoted on the Stock Exchange for the five consecutive trading days up to and including the Last Trading Day and adjusted for the effect of the Share Consolidation; and

(d) a discount of approximately 82% to the adjusted average closing price of approximately HK$3.786 per Consolidated Share, based on the average closing price of HK$0.1893 per Old Share as quoted on the Stock Exchange for the last 30 consecutive trading days up to and including the Last Trading Day and adjusted for the effect of the Share Consolidation.

The basis of the Rights Issue is 3 Rights Shares for every 1 Consolidated Share. As the Company will issue 3 Anti-dilution Shares for each Rights Share subscribed, such arrangement is similar to a rights issue if 12 rights shares for every one (1) Consolidated Share at a theoretical subscription price of HK$0.1725 (being HK$0.69 x 3 ÷ 12). This theoretical subscription price represents:

(a) a discount of approximately 94% to the adjusted closing price of HK$2.90 per Consolidated Share, based on the closing price of HK$0.145 per Old Share as quoted on the Stock Exchange on the Last Trading Day and adjusted for the effect of the Share Consolidation;

(b) a discount of approximately 86% to the adjusted theoretical ex-rights price of approximately HK$1.243 per Consolidated Share based on the closing price of HK$0.145 per Old Share as quoted on the Stock Exchange on the Last Trading Day and adjusted for the effect of the Share Consolidation;

(c) a discount of approximately 94% to the adjusted average closing price of approximately HK$2.676 per Consolidated Share, based on the average closing price of HK$0.1338 per Old Share as quoted on the Stock Exchange for the five consecutive trading days up to and including the Last Trading Day and adjusted for the effect of the Share Consolidation; and

(d) a discount of approximately 95% to the adjusted average closing price of approximately HK$3.786 per Consolidated Share, based on the average closing price of HK$0.1893 per Old Share as quoted on the Stock Exchange for the last 30 consecutive trading days up to and including the Last Trading Day and adjusted for the effect of the Share Consolidation.

The terms of the Rights Issue, including the Subscription Price and the subscription ratio, were determined after arm's-length negotiations between the Company, Mr. Wang and Famous Speech taking into account the following factors: (i) the terms set out in the Term Sheet negotiated between the Company and the Bondholders including the amount of US$50 million (approximately HK$387.5 million) needed to satisfy the Company's obligations under the terms of the Schemes and in connection with the proposed Debt Restructuring; (ii) as at 30 June 2015, the unaudited net liabilities of the Group amount to approximately HK$1,404 million, equivalent to approximately negative HK$0.372 per Old Share, based on 3,773,198,693 Old Shares in issue at the date of the Underwriting Agreement; (iii) the market price of the Old Shares under prevailing market and economic conditions; (iv) the net loss of the Group for the three consecutive financial years since 2012; and (v) the capital needs and financial position of the Group. The Directors consider that the terms of the Rights Issue, including the subscription ratio and the Subscription Price which they believe has been set at a reasonable discount to the recent closing prices of the Shares, to be fair and reasonable, in the best interests of the Company and the Shareholders as a whole and are the best terms available to the Company.

Taking into account the estimated expenses in connection with the Rights Issue of approximately HK$3.875 million, the net price per Rights Share upon full acceptance of the relevant provisional allotment of Rights Shares will be approximately HK$0.68.

Status of Rights Shares, Anti-dilution Shares and Scheme Shares

The Rights Shares, when allotted and fully paid, the Anti-dilution Shares and the Scheme Shares will rank pari passu in all respects with the Shares then in issue. Holders of fully-paid Rights Shares, Anti-dilution Shares and/or Scheme Shares will be entitled to receive all future dividends and distributions which are declared, made or paid after the date of allotment of the Rights Shares in their fully-paid form and after the date of allotment of the Anti-dilution Shares and the Scheme Shares, respectively.

Share certificates for Rights Issue and Initial Anti-dilution Shares

Subject to the authorization of the conditions of the Rights Issue, share certificates for all fully-paid Rights Shares together with certificates for the Initial Anti-dilution Shares are expected to be posted on or before Tuesday, 28 June 2016 by ordinary post to the allottees, at their own risk, to their registered addresses. Share certificates for the final issue of Anti-dilution Shares are expected to be posted on the Final Distribution Date.

Fractions of Rights Shares

The Company will not provisionally allot fractions of Rights Shares in nil-paid form or proportional fractions of Anti-dilution Shares to the Qualifying Shareholders. All fractions of Rights Shares will be aggregated (and rounded down to the nearest whole number) and all nil-paid Rights Shares, arising from such aggregation will be sold in the market for the benefit of the Company if a premium (net of expenses) can be achieved. Any unsold fractions of Rights Shares will be taken up by Famous Speech pursuant to the terms of the Underwriting Agreement.

Procedures for acceptance and payment and/or transfer

Qualifying Shareholders will find enclosed with this Prospectus a PAL which entitles the Qualifying Shareholder(s) to whom it is addressed to subscribe for the number of the Rights Shares shown therein. If the Qualifying Shareholders wish to accept all the Rights Shares provisionally allotted to them as specified in the PALs, they must lodge the PALs in accordance with the instructions printed thereon, together with a remittance for the full amount payable on acceptance, with the Registrar at Shops 1712–1716, 17th Floor, Hopewell Centre, 183 Queen's Road East, Wanchai, Hong Kong, by no later than 4:00 p.m. on 15 June 2016. All remittances must be made in Hong Kong dollars by cheques which must be drawn on an account with, or by cashier's orders which must be issued by, a licensed bank in Hong Kong and made payable to "WINSWAY ENTERPRISES HOLDINGS LIMITED — RIGHTS ISSUE ACCOUNT" and crossed "ACCOUNT PAYEE ONLY". No receipt will be given for such remittance.

It should be noted that unless the duly completed PAL, together with the appropriate remittance, has been lodged with the Registrar by no later than 4:00 p.m. on Wednesday, 15 June 2016, whether by the original allottee or any person in whose favour the provisional allotment has been validly transferred, that provisional allotment and all rights and entitlement thereunder will be deemed to have been declined and will be cancelled. The Company may, at its sole discretion, treat a PAL as valid and binding on the person(s) by whom or on whose behalf it is lodged even if the PAL is not completed in accordance with the relevant instructions.

If the Qualifying Shareholders wish to accept only part of the provisional allotment or transfer part of their rights to subscribe for the Rights Shares provisionally allotted to them under the PAL or transfer part/all of their rights to more than one person, the original PAL must be surrendered for cancellation by no later than 4:30 p.m. on Monday, 6 June 2016 to the Registrar, who will cancel the original PAL and issue new PALs in the denominations

required. The new PALs will be available for collection from the Registrar at Shops 1712–1716, 17M Floor, Hopewell Centre, 183 Queen's Road East, Wanchai, Hong Kong, during business hours on the second Business Day after the surrender of the original PAL.

The PAL contains further information regarding the procedures to be followed for acceptance and/or transfer of the whole or part of the provisional allotment of the Rights Shares by the Qualifying Shareholders. All cheques or cashier's orders will be presented for payment immediately following receipt and all interest earned on such monies (if any) will be retained for the benefit of the Company. Completion and return of the PAL with a cheque or a cashier's order will constitute a warranty by the applicant that the cheque or the cashier's order will be honoured on first presentation. Without prejudice to the other rights of the Company in respect thereof, the Company reserves the right to reject any PAL in respect of which the cheque or cashier's order is dishonoured on first presentation, and in that event the provisional allotment and all rights thereunder will be deemed to have been declined and will be cancelled.

Save as described under the paragraph headed "Rights of Overseas Shareholders" above, no action has been taken to permit the offering of the Rights Shares or the distribution of the Prospectus Documents in any territory other than Hong Kong. Accordingly, no person receiving the Prospectus Documents in any territory outside Hong Kong may treat it as an offer or invitation to apply for the Rights Shares, unless in a territory where such an offer or invitation could lawfully be made without compliance with any registration or other legal and regulatory requirements thereof. Completion and return of the PAL by anyone outside Hong Kong will constitute a warranty and representation to the Company that all registration, legal and regulatory requirements of such relevant jurisdictions other than Hong Kong in connection with the PAL and any acceptance of it, have been, or will be, duly complied with.

For the avoidance of doubt, neither HKSCC nor HKSCC Nominees Limited will give, or be subject to, any of the above warranty and representation. The Company reserves the right to refuse to accept any application for the Rights Shares where it believes that doing so would violate the applicable securities or other laws or regulations of any jurisdiction. No application for the Rights Shares will be accepted from any person who is a Non-Qualifying Shareholder.

If the Underwriter exercises the right to terminate or rescind the Underwriting Agreement or if any of the conditions of the Rights Issue as set out in the paragraph headed "CONDITIONS OF THE RIGHTS ISSUE" below is not fulfilled or waived (as applicable) at or before the Latest Time for Termination (or in the case of conditions (v) and (vi) on or before the Posting Date (or in each case, such later time as Famous Speech and the Company and the Steering Committee Majority may agree in writing), the remittance received in respect of acceptances of the Rights Shares will be returned to the Qualifying Shareholders or such other persons to whom the Rights Shares in the nil-paid form have been validly transferred or, in the case of joint acceptances, to the first-named person without interest, by means of cheques despatched by ordinary post at the risk of such Qualifying Shareholders or such other persons to their registered addresses by the Registrar on or before Tuesday, 28 June 2016.

No applications for excess Rights Shares

The Board considers that no application for excess Rights Shares will be offered to Qualifying Shareholders and any Untaken Shares will be taken up by Famous Speech pursuant to the terms of the Underwriting Agreement.

The Board believes that each Qualifying Shareholder will be given equal and fair opportunity to maintain its pro rata shareholding interest in the Company through the Rights Issue and accordingly for the following reasons has resolved not to adopt an excess application mechanism, (i) the excess application mechanism may result in an unexpected introduction of a new substantial shareholder or controlling shareholder to the Company which may cast uncertainties on the Company's future direction and accordingly may not in the interests of the Company and the Shareholders as a whole; (ii) the excess application mechanism may be abused by the Qualifying Shareholders by splitting their shareholdings into odd lots to enable them to submit multiple top-up applications and be possibly allocated more excess Rights Shares, which is not considered to be fair and equitable.

The terms of the Debt Restructuring were finalised with the Steering Committee on the expectation that Mr. Wang (or this family members or other members of the Controlling Shareholder Group) would remain as the Controlling Shareholder immediately after the Restructuring and that the Company would implement its new business model, which the Company believes was one of the factors that the Bondholders considered before agreeing to an equity component of the Scheme Consideration (negotiated as 18.75% of the total issued Consolidated Shares on a fully diluted basis in addition to the Cash Consideration and the CVRs). The Irrevocable Undertaking given by Mr. Wang to take up his Rights Shares and underwrite the Rights Issue was an essential element leading to the Restructuring Support Agreement becoming effective. Should an unknown potential controlling shareholder or a shareholder with a stake significant enough to disrupt the implementation of the new business model were to emerge this could have a destabilising effect and create uncertainty about the Company's future operational direction. The Company believes it is desirable for the chances of the Rights Issue's success and the approval of the Schemes by Bondholders and therefore in the interests of the Company's stakeholders generally to avoid uncertainty so far as practicable and hence not to adopt an excess application mechanism in the Rights Issue. For details about how the Irrevocable Undertaking given by Mr. Wang was modified by the Famous Speech Undertaking and the Supplemental Irrevocable Undertaking, please refer to the section headed "ENTERING INTO THE IRREVOCABLE UNDERTAKING" in this Prospectus.

In light of the above and given that the Independent Shareholders has expressed their views on the terms of the Rights Issue (including no application for excess Rights Shares) through their votes at the EGM, the Board believes that it is fair and reasonable and in the interests of the Company and the Shareholders as a whole not to offer any excess applications to the Qualifying Shareholders; and the additional work which would be required to prepare for and administer the excess application arrangement (such as printing excess application forms and incurring professional fees to process and handle the excess applications) may not be justified as the Company is seeking to reduce all unnecessary expenses so as to receive the

maximum net proceeds from the Rights Issue. It is estimated by the Company that the additional costs and expenses, including additional fees payable to the Registrar, legal advisers and other professional services providers, would be approximately HK$150,000, representing approximately 0.04% of the gross proceeds from the Rights Issue.

Application for listing

The Company has applied to the Listing Committee of the Stock Exchange for the listing of, and permission to deal in, the Rights Shares in both their nil-paid and fully-paid forms to be issued and allotted pursuant to the Rights Issue and for the listing of, and permission to deal in, the Anti-dilution Shares and the Scheme Shares.

Subject to the granting of the listing of, and permission to deal in, the Rights Shares in both their nil-paid and fully-paid forms and the Anti-dilution Shares and the Scheme Shares on the Stock Exchange, the Rights Shares in both their nil-paid and fully-paid forms and the Anti-dilution Shares and the Scheme Shares will be accepted as eligible securities by HKSCC for deposit, clearance and settlement in CCASS with effect from their respective commencement dates of dealings on the Stock Exchange or such other dates as determined by HKSCC. Settlement of transactions between participants of the Stock Exchange on any trading day is required to take place in CCASS on the second trading day thereafter. All activities under CCASS are subject to the General Rules of CCASS and CCASS Operational Procedures in effect from time to time. Shareholders should seek advice from their stockbrokers or other professional advisors for details of those settlement arrangements and how such arrangements will affect their rights and interests.

Dealings in the Rights Shares in both their nil-paid and fully-paid forms, the Anti-dilution Shares and the Scheme Shares which are registered in the register of members of the Company in Hong Kong will be subject to the payment of stamp duty, Stock Exchange trading fee, transaction levy or any other applicable fees and charges in Hong Kong. Nil-paid and fully-paid Rights Shares are expected to be traded in board lots of 1,000 Shares.

7. THE UNDERWRITING AGREEMENT AND SUB-UNDERWRITING AGREEMENT

On 11 March 2016, Famous Speech as the underwriter, the Company, Mr. Wang and the Controlling Shareholder Group entered into the Underwriting Agreement, pursuant to which Famous Speech has conditionally agreed to subscribe for all Underwritten Shares that are not taken up under the Rights Issue. Details of the underwriting agreement are as follows:

The Underwriter:	Famous Speech is wholly owned by Amy Wang as at the Latest Practicable Date, and subject to and upon completion of the Share Subscription Agreement, will be owned as to 73.3% by Amy Wang and 26.7% by Magnificent Gardenia, respectively
Total number of Rights Shares being underwritten by the Underwriter:	Not less than 565,979,778 Rights Shares (assuming no new Shares are issued and there being no repurchase of Shares by the Company on or before the Record Date) including the 227,737,515 Rights Shares which represent the Controlling Shareholder Group's entitlements under the Rights Issue and which will be subscribed by Famous Speech. For the avoidance of doubt, the Anti-dilution Shares will be issued in respect of all Rights Shares taken up by the Underwriter (as well as relevant Qualifying Shareholders).
Commission:	Famous Speech will not be entitled to any commission or fees.

Famous Speech entered into sub-underwriting arrangement with Wincon Asset Management, a third party independent of the Company, its connected persons and their associates to the extent necessary to ensure that the Company maintains its public float under the Listing Rules immediately after the completion of the Underwriting Agreement. For further details of the Sub-underwriting Agreement, please refer to the section headed "Sub-underwriting Agreement" below.

It is not in the ordinary course of business of Famous Speech to underwrite issues of shares.

The terms of the Underwriting Agreement were determined after arm's-length negotiations between the Company and Famous Speech with reference to the existing financial position of the Group, the size of the Rights Issue, and the current and expected market conditions. The Board considers the terms of the Underwriting Agreement are fair and reasonable so far as the Company and the Shareholders are concerned.

Termination of the Underwriting Agreement

The Underwriting Agreement contains provisions granting Famous Speech, by notice in writing to the Company, the right to terminate its obligations thereunder on the occurrence of certain events. Famous Speech may terminate the arrangements set out in the Underwriting Agreement by notice in writing to the Company issued by in its sole discretion at any time prior to the Latest Time for Termination if there occurs:

(i) an introduction of any new law or regulation or any change in existing law or regulation (or the judicial interpretation thereof); or

(ii) any act of God, war, riot, public disorder, civil commotion, fire, flood, explosion, epidemic, terrorism, strike or lock-out;

and in the opinion of Famous Speech acting reasonably, such change would or would likely have a material and adverse effect on the business, financial or trading position or prospects of the Group as a whole or the success of the Rights Issue.

The Underwriting Agreement also contains a provision granting the Company, by notice in writing to Famous Speech, the right to terminate the Underwriting Agreement if Famous Speech fails to satisfy its funding obligations under the Underwriting Agreement to the Company by 4:00 p.m. on the Settlement Date.

If the Restructuring Effective Date has not occurred by the Longstop Date, the Underwriting Agreement shall terminate and no party shall have any obligation to any other party save for any antecedent breach.

If the Underwriter or the Company terminates the Underwriting Agreement, the Rights Issue will not proceed. A further announcement would be made if the Underwriting Agreement is terminated by the Underwriter or the Company.

Sub-underwriting Agreement

On 11 April 2016, Wincon Asset Management, an independent third party of the Company and as the sub-underwriter, and Famous Speech entered into the Sub-underwriting Agreement and subsequently on 13 May 2016, Wincon Asset Management and Famous Speech entered into the side letter for the Sub-Underwriting Agreement, pursuant to which Wincon Asset Management conditionally agreed to subscribe for up to 76,266,655 Consolidated Shares representing approximately 2.53% of the total issued Shares immediately after completion of the Rights Issue, to ensure that the Company maintains its public float under the Listing Rules upon completion of the Rights Issue. The Company will be able to comply with the public float requirements of the Listing Rules at all circumstances.

The principal business of Wincon Asset Management is investment holding. It is not in its ordinary course of business to sub-underwrite issues of shares. None of Wincon Asset Management, its ultimate beneficial owner Mr. Li Kwong Yuk, or their respective associates and concert parties is a shareholder of the Company.

Conditions of the Rights Issue

The Rights Issue is conditional upon the following conditions being fulfilled or waived (as appropriate):

(i) the passing at the EGM by Independent Shareholders of ordinary resolutions by way of poll to approve the Rights Issue, the Underwriting Agreement, the issue of the CVRs, the Special Deal, the Whitewash Waiver, the Specific Mandate and the CVR Specific Mandate; and by Shareholders of an ordinary resolution by way of poll to approve, the Share Consolidation, and by Shareholders of a special resolution to approve the Amendment of Articles;

(ii) the Whitewash Waiver being granted by the Executive;

(iii) the consent of the Executive having being obtained to proceed with the Special Deal in accordance with Rule 25 of the Takeovers Code;

(iv) the Hong Kong Scheme and the BVI Scheme being sanctioned by the Hong Kong Court and the BVI Court, respectively;

(v) the delivery to the Stock Exchange and registration by Registrar of Companies in Hong Kong on or prior to the Posting Date of the Prospectus Documents, each duly certified in compliance with Section 342C of the Companies (Winding Up and Miscellaneous Provisions) Ordinance and all other documents required by law to be filed or delivered for registration no later than the Record Date;

(vi) the posting of the Prospectus Documents to the Qualifying Shareholders on or prior to the Posting Date;

(vii) the Stock Exchange granting listing of, and permission to deal in, the Rights Shares in their nil-paid and fully-paid forms, as well as, the Anti-dilution Shares and the Scheme Shares, and such listing and permission not being revoked prior to the Latest Time for Termination;

(viii) compliance in all material respects by the Company with its obligations under the Underwriting Agreement;

(ix) the Shares remaining listed on the Stock Exchange at all time prior to the Latest Time for Termination and the Listing of the Shares have not been withdrawn;

(x) the Restructuring Support Agreement remaining effective and not having been terminated (other than termination due to the completion of the Debt Restructuring and Rights Issue under such agreement) before the Restructuring Effective Date; and

(xi) all conditions precedent to the Schemes, other than the completion of the Rights Issue, having been satisfied or as applicable, waived.

Other than the condition set out in paragraph (viii) which can be waived by Famous Speech in relation to the Company obligations, all other conditions for the Rights Issue are incapable of being waived. In the event that the conditions to the Rights Issue have not been satisfied on or before the Latest Time for Termination (or in the case of conditions (v) and (vi) on or before the Posting Date (or in each case, such later date as Famous Speech and the Company and the Steering Committee Majority may agree), the Underwriting Agreement shall terminate, and the Rights Issue will not proceed and consequently the Debt Restructuring will also not proceed. As at the Latest Practicable Date, the conditions set out in paragraphs (i), (ii) and (iii) have been satisfied.

The Rights Issue is inter-conditional with the Debt Restructuring. Dealings in the fully-paid Rights Shares, the Initial Anti-dilution Shares and the Initial Scheme Shares shall commence on the same day, being the next Business Day after the Initial Distribution Date. Dealings in the remaining Scheme Shares and remaining Anti-dilution Shares shall commence on the same day, being the next Business Day after the Final Distribution Date.

Share Subscription Agreement

The Share Subscription Agreement includes, among other things, the following major terms:

Date: 11 March 2016

Parties:

1. Amy Wang
2. Magnificent Gardenia
3. Minmetals South-East Asia
4. Famous Speech

Share Subscription

Magnificent Gardenia agreed to subscribe for and Famous Speech agreed to issue eight (8) ordinary shares of US$1 each to Magnificent Gardenia at par value of US$1; and Amy Wang agreed to subscribe for and Famous Speech agreed to issue twenty-one (21) ordinary shares of US$1 each to Amy Wang at par value of US$1. Upon completion of the Share Subscription, Famous Speech will be owned as to 73.3% and 26.7% by Amy Wang and Magnificent Gardenia, respectively.

Conditions Precedent to the Share Subscription Completion

(a) Conditions precedent to Magnificent Gardenia Share Subscription

The Magnificent Gardenia Share Subscription is conditional upon satisfaction of the following conditions:

(i) the representations and warranties made by Famous Speech and Amy Wang in the Share Subscription Agreement being true, correct and complete in all material aspects as at the Share Subscription Completion Date;

(ii) the Shareholder Agreement having been duly executed in the form attached to the Share Subscription Agreement;

(iii) the Magnificent Gardenia Loan Agreement having been duly executed by Famous Speech and Magnificent Gardenia in the form attached to the Share Subscription Agreement;

(iv) Magnificent Gardenia having confirmed in writing the final draft of all agreements, documentation and undertakings relating to the Offshore Loan, the Security Deposit, the Underwriting Agreement;

(v) Magnificent Gardenia being satisfied with the results of its due diligence in relation to the Group;

(vi) the board of directors of Magnificent Gardenia having duly approved the execution, delivery and performance of the Share Subscription Agreement and Share Subscription Transaction Documents;

(vii) the board of directors of Minmetals South-East Asia having duly approved its execution, delivery and performance of the Share Subscription Agreement.

(b) Conditions precedent to the Amy Wang Share Subscription

The Amy Wang Share Subscription is conditional upon satisfaction of the following conditions:

(i) the representations and warranties made by Magnificent Gardenia and Minmetals South-East Asia in the Share Subscription Agreement being true, correct and complete in all material aspects as at the Share Subscription Completion Date;

(ii) the Shareholder Agreement having been duly executed in the form attached to the Share Subscription Agreement;

(iii) the Amy Wang Loan Agreement having been duly executed by Famous Speech and Amy Wang in the form attached to the Share Subscription Agreement;

(iv) the amendment to the Memorandum and Articles of Association of Famous Speech having been confirmed by Amy Wang and Magnificent Gardenia.

The Shareholder Agreement includes, among other things, the following major terms:

Allocation of Rights Shares

Magnificent Gardenia is entitled after the completion of the transactions contemplated under the Share Subscription Transaction Documents to require Famous Speech to transfer up to 26.7% attributable interest in one or more tranches of the Rights Shares subscribed by Famous Speech to Magnificent Gardenia for it to hold such Rights Shares directly. To the extent required by the Offshore Bank, such transfers would be subject to the repayment of the Offshore Loan in an amount corresponding to the interest in the Company to be transferred which repayment would need to be funded by Magnificent Gardenia. In the event of any such transfer, Magnificent Gardenia would assume sole responsibility for repayment of the proportion of the Offshore Loan corresponding to the attributable interest transferred. The costs of seeking the consent of the Offshore Bank and necessary transactions to facilitate any such transfer of Rights Shares by Famous Speech to Magnificent Gardenia would be borne by Magnificent Gardenia. Upon any such transfer, Famous Speech would be entitled to redeem a corresponding percentage of the shares in Famous Speech held by Magnificent Gardenia at par value of US$1. Following any such redemption, Amy Wang's interest in Famous Speech would increase correspondingly, as a result, with her becoming the sole shareholder of Famous Speech, should the full 26.7% attributable interest in the Rights Shares be transferred to Magnificent Gardenia.

The Shareholder Loan Agreements

Shareholder Loans

The Offshore Loan will be secured by a standby letter of credit issued by an onshore commercial bank acceptable to the Offshore Bank. Famous Speech will provide a Security Deposit through Shanghai Guanding as counter guarantee to the onshore commercial bank for the issuance of such standby letter of credit.

Pursuant to the Share Subscription Agreement and the Magnificent Gardenia Loan Agreement, Magnificent Gardenia agreed to provide the Magnificent Gardenia Shareholder Loan to Famous Speech in the maximum amount of US$4,005,000, being 26.7% of the Security Deposit. Similarly, under the Share Subscription Agreement and the Amy Wang Loan Agreement, Amy Wang agreed to provide the Amy Wang Shareholder Loan to Famous Speech in the maximum amount of US$10,995,000, being 73.3% of the Security Deposit. The Security Deposit paid from Magnificent Gardenia Shareholder Loan and Amy Wang Shareholder Loan will be provided to Shanghai Guanding to be used for the Security Deposit.

Immediately after completion of the Rights Issue, Famous Speech will also pledge its Rights Shares as security for its obligations in respect of the Offshore Loan.

Conditions precedent to payment of the Shareholder Loans

(a) Conditions precedent to Magnificent Gardenia Shareholder Loan

The payment of Magnificent Gardenia Shareholder Loan is subject to satisfaction of the following conditions:

(i) the representations and warranties made by Famous Speech and Amy Wang in the Share Subscription Agreement being true, correct and complete in all material aspects from the Share Subscription Completion Date to satisfaction of all conditions precedent herein;

(ii) the Share Subscription Completion having taken place pursuant to the Share Subscription Agreement;

(iii) Magnificent Gardenia Loan Agreement and Amy Wang Loan Agreement having been duly executed respectively in the form attached to the Share Subscription Agreement;

(iv) the Whitewash Waiver having been granted by the Executive and remaining effective;

(v) the Company having published results of the Rights Issue and confirmed the required funding for the Rights Shares subscribed by Famous Speech;

(vi) no event relating to default or termination of the Share Subscription Transaction Documents having occurred.

(b) Conditions precedent to the Amy Wang Shareholder Loan

The payment of Amy Wang Shareholder Loan is subject to satisfaction of the following conditions:

(i) the representations and warranties made by Magnificent Gardenia and Minmetals South-East Asia in the Share Subscription Agreement being true, correct and complete in all material aspects from the Share Subscription Completion Date to satisfaction of all conditions precedent herein;

(ii) the Share Subscription Completion having taken place pursuant to the Share Subscription Agreement;

(iii) Magnificent Gardenia Loan Agreement and Amy Wang Loan Agreement having been duly executed respectively in the form attached to the Share Subscription Agreement;

(iv) Magnificent Gardenia having obtained all approvals necessary for the transactions under the Share Subscription Agreement;

(v) the Whitewash Waiver having been granted by the Executive and remains effective;

(vi) the Company having published results of the Rights Issue and confirmed the required funding for the Rights Shares subscribed by Famous Speech;

(vii) no event relating to default or termination of the Share Subscription Transaction Documents having occurred.

Longstop Date

Conditions precedent to payment of the Shareholder Loan shall be satisfied at or before 5:00 p.m. on 30 June 2016 or such later date as the Parties may mutually agree pursuant to the Share Subscription Agreement.

Termination of the Share Subscription Agreement

The Share Subscription Agreement may be terminated by written agreement between the Parties in accordance with the conditions thereof.

Alternative Fund Raising Activities

Since the fourth quarter of 2014 the Company and its advisors approached potential equity investors for the Company, in conjunction with a possible restructuring of the Senior Notes. The Company approached nine potential strategic investors (including listed and private companies in industries such as steel, mining, asset management and commodity trading), five global and regional private equity funds, three special situation funds and six alternative investors specialising in the acquisition of listed shell companies. These investors included individuals and corporations of various financial backgrounds, geographical locations and nature of business.

The Company's (and its advisor's) approach to the various potential equity investors seeking alternative fund raising methods (including debt, equity investment, issuance of convertible securities), involved numerous meetings, physical site visits to the Company's major border-crossing assets, commercial due diligence and commercial negotiations. The reasons for negotiations not proceeding with such alternatives to concrete agreements ranged from the initial lack of deal interest by the potential investors or termination of discussions by the potential investors' management due ultimately to lack of approval by the potential investors' management or investment committee. The Company has also considered alternative debt fund raising methods in relation to the Debt Restructuring. However, given the current financial situation of the Company, the Company was either unable or it was not considered practicable to obtain further funding through: (a) a further senior debt or bond issuance; (b) further lending from commercial banks; or (c) lending from any "white knight" the Company had approached. The financial adviser to the Company, UBS AG Hong Kong Branch, was of the view that there were very slim chances, if any, of the Company securing commercial underwriters on the basis of hard-underwriting.

The Company selected Famous Speech as the sole underwriter because it was willing to engage in negotiations in finalizing the Debt Restructuring and the Rights Issue on terms favourable for the Debt Restructuring balancing the interests of the Shareholders and Bondholders. Famous Speech is a special purpose vehicle which is reliant upon external

funding to underwrite the Rights Issue and such funding is not at this stage committed. The Rights Issue is being underwritten by Famous Speech, a company wholly owned by Amy Wang at the Latest Practicable Date, and which will be majority owned by Amy Wang subject to and upon completion of the Share Subscription Agreement, rather than a vehicle wholly or majority owned by Mr. Wang and/or members of the Controlling Shareholder Group, because of constraints placed on Mr. Wang and the Controlling Shareholder Group by their existing financial commitments. The Company has considered the proposed funding arrangements for Famous Speech and considers its entry into of the Underwriting Agreement to be in the Company's best interests, taking into account the lack of suitable attractive alternatives.

8. SHAREHOLDING STRUCTURE OF THE COMPANY

As at the Latest Practicable Date, the Company has 188,659,926 Consolidated Shares in issue. Set out below is the table showing the shareholding structure of the Group (assuming no Shares will be issued and none repurchased on or before the Record Date) (i) as at the Latest Practicable Date; (ii) immediately after completion of the Rights Issue (including the issuance of the Anti-dilution Shares), the Debt Restructuring (including the issuance of the Scheme Shares) and (iii) immediately upon completion of the Rights Issue (including the issuance of the Anti-dilution Shares) and the Debt Restructuring (including the issuance of all the Scheme Shares) and assuming all the CVR Shares are all issued to Bondholders in settlement of the CVRs:

Name of Shareholder	As at the Latest Practicable Date		Immediately after completion of the Rights Issue (including the issuance of the all Anti-dilution Shares) and the Debt Restructuring (including the issuance of all the Scheme Shares)[1, 3]			
			Assuming 100% taken up by the existing Shareholders		Assuming 0% taken up by the existing Shareholders other than Famous Speech	
	No. of Consolidated Shares	*Approximate % of the total issued Shares*	*No. of Consolidated Shares*	*Approximate % of the total issued Shares*	*No. of Consolidated Shares*	*Approximate % of the total issued Shares*
Controlling Shareholder Group	75,912,505	40.24%	75,912,505	2.52%	75,912,505	2.52%
Underwriter	—	—	910,950,060	30.18%	2,187,652,457	72.47%
Core connected persons[7]	354,150	0.19%	4,603,950	0.15%	354,150	0.01%
Sub-total[8]	**76,266,655**	**40.43%**	**991,466,515**	**32.85%**	**2,263,919,112**	**75.00%[5]**
Sub-underwriter	—	—	—	—	76,266,655	2.53%[5]
Other public Shareholders	112,393,271	59.57%	1,461,112,523	48.40%	112,393,271	3.72%
Bondholders	—	—	565,979,778	18.75%	565,979,778	18.75%[6]
Total	**188,659,926**	**100.00%**	**3,018,558,816**	**100.00%**	**3,018,558,816**	**100.00%**

Name of Shareholder	Immediately after completion of the Rights Issue (including the issuance of all the Anti-dilution Shares) and the Debt Restructuring (including the issuance of all the Scheme Shares) and assuming all the CVR Shares are all issued to Bondholders in settlement of the CVRs[3, 4]			
	Assuming 100% taken up by the existing Shareholders[2]		**Assuming 0% taken up by the existing Shareholders other than Famous Speech**	
	No. of Consolidated Shares	*Approximate % of the Total issued Shares*	*No. of Consolidated Shares*	*Approximate % of the Total issued Shares*
Controlling Shareholder Group	75,912,505	2.42%	75,912,505	2.42%
Underwriter	910,950,060	29.10%	2,187,652,457	69.87%
Core connected persons[7]	4,603,950	0.15%	354,150	0.01%
Sub-total[8]	**991,466,515**	**31.67%**	**2,263,610,062**	**72.30%[5]**
Sub-underwriter	—	—	76,266,655	2.44%[5]
Other public Shareholders	1,461,112,523	46.67%	112,393,271	3.59%
Bondholders[6]	678,298,637	21.66%	678,298,628	21.66%
Total	**3,130,877,675**	**100.00%**	**3,130,877,666**	**100.00%**

Notes:

1. Takes no account of any Consolidated Shares that may be issued by the Company in settlement of any CVRs.

2. Rights Shares of Controlling Shareholder Group's entitlement under the Rights Issue will be taken up by Famous Speech pursuant to the Famous Speech Undertaking and the Underwriting Agreement.

3. Assuming all Scheme Shares and all Anti-dilution Shares are issued on the Initial Distribution Date. Unless 100% of the Bondholders submit a claim before the Initial Scheme Consideration Deadline and/ or the Scheme Shares are "overdistributed" as described in the section headed "ELECTION MECHANISM" in this Prospectus above, the Scheme Shares will be issued in two instalments on the Initial Distribution Date and the Final Distribution Date. The Initial Scheme Shares and the Initial Anti-dilution Shares will be issued on the Initial Distribution Date, the Company will issue the remaining Scheme Shares and the remaining Anti-dilution Shares on the Final Distribution Date.

4. The number of CVR Shares to be issued is assumed to be a maximum of 112,318,850 CVR Shares, calculated by the total CVR amount US$10 million (HK$77.5 million) divided by the minimum CVR Settlement Price HK$0.69.

5. Famous Speech has entered into a sub-underwriting arrangement with a third party independent of the Company, its connected persons and their associates which will be qualified as a member of the public for the purposes of Rule 8.08 and Rule 8.24 of the Listing Rules, to the extent necessary to ensure that the Company maintains its public float under the Listing Rules immediately after the completion of the Rights Issue. Therefore, the maximum number of Consolidated Shares to be held by Famous Speech, the Controlling Shareholder Group and parties acting in concert with them will be not more than 75% of the then issued Consolidated Shares immediately after completion of the Rights Issue.

6. For the avoidance of doubt, the Scheme Shares which will be issued to the Bondholders will constitute part of the public float.

7. The core connected persons consist of (i) Mr. James Downing and Mr. George Jay Hambro, both of whom are independent non-executive Directors, holding 16,450 Consolidated Shares and 28,650 Consolidated Shares representing approximately 0.01% and 0.02%, respectively, of the total number of Consolidated Shares in issue as at the Latest Practicable Date; and (ii) Computershare Hong Kong Trustees Limited, in connection with the RSU Scheme, as trustee, holding 309,050 Consolidated Shares representing approximately 0.16% of the total number of the Consolidated Shares in issue as at the Latest Practicable Date.

8. The sub-total of the number of Consolidated Shares held by the Underwriter and its concert parties (including the Controlling Shareholder Group) and the core connected persons.

As at the Latest Practicable Date, the Company does not have any other options, warrants or convertible securities in issue.

9. REASONS FOR THE RIGHTS ISSUE AND THE DEBT RESTRUCTURING

The Group is principally engaged in the processing and trading of coking coal and other products and rendering of logistics services.

As mentioned in the Company's 2014 annual report, the Company's financial and liquidity position has been adversely impacted by the depressed price of coking coal and the on-going oversupply and declining demand in the PRC coal market. These market forces contributed to a very difficult trading environment. In 2015, global coal oversupply continued and coal demand in the PRC slumped.

Under such circumstances, the Group has been streamlining its current operations to lower its operational costs in the logistics and mining sector as well as strictly controlling the cash flow of the Group to maintain the Group's daily operations.

Against the backdrop of the softening Chinese macro economy and real estate market, the coal industry in China has been facing increasing challenges. Global commodity prices have decreased significantly over the past few years. Mongolian and seaborne coal sales prices in China dropped 54.68% and 57.47%, respectively, from 2011 through first half of 2015. As all-in cost, insurance and freight (CIF) to China's east coast has become uncompetitive, given the long transportation distance for Mongolian coal, the volume of imported Mongolian coal into China has decreased consequently. The prices of both Mongolian and seaborne coal are not expected to pick up significantly in the coming years.

In the light of the above conditions, the Group has since 2012 been actively implementing cost controls and business rationalization measures to preserve cash and Shareholder value in the Company.

Reducing the coal inventory and Mongolian coal procurement

In order to strengthen its cash flow management to support daily operations, the Group has taken several measures including, amongst others, reducing inventory and maintaining low inventory of coal. Specifically, due to the difficulty in obtaining working capital, the Group implemented a strategy to draw down existing inventory levels and very significantly reduced the volume of procurement of Mongolian coal in 2014 and much of 2015. However, in late 2015, the Inner Mongolian Railway Bureau started to

deeply discount coal railway transportation fees, presenting the Group with a potential new opportunity to render integrated supply chain services of Mongolian coal to end customers (procurement, customs clearance, transportation and sales). This has reversed the trend mentioned above to some extent.

Maintaining seaborne coal volumes and the market share occupied by the Group

Facing a decreasing market demand for Mongolian coal in China, the Group made great efforts to maintain seaborne coal volumes and its market share despite the slim margins generated. However, as a result of the Group's continuous losses over recent years and worsening asset and liability position, the Group started to lose meaningful banking facility support from 2013, which has adversely impacted the sustainability of its high-volume seaborne coal business since the seaborne coal sector relies heavily on credit facilities.

Disposal of equity interest in Grande Cache Coal Corporation ("GCCC") and partnership interest in Grande Cache Coal LP ("GCC LP", together with GCCC, the "GCC"):

GCC is engaged in the production and sales of premium hard coking coal. Owing to the depressed coal market and continuous operating losses of GCC, the Group did not have sufficient cash to meet the substantial capital requirements of its upstream coal mining business. From March 2014, the Company ceased any financial support to GCC and proactively sought purchasers to acquire its equity interest in GCC. The Company completed the disposal of the majority of its interest in GCC on 2 September 2015, leaving the Company holding an approximately 14.69% in GCC and following which GCC ceased to be a subsidiary of the Company.

Missing the Interest Payments under the Senior Notes

On 8 April 2011, the Company issued the Senior Notes in the aggregate principal amount of US$500,000,000. The Senior Notes bear interest at 8.50% per annum, payable semi-annually in arrears. During the year ended 31 December 2013, the Company repurchased Senior Notes in aggregate principal amount of US$153,190,000 with a cash consideration of US$73,595,000 in the open market. The outstanding Senior Notes with principal amount of US$309,310,000 matured on 8 April 2016. The Company did not make the scheduled interest payments of US$13.15 million which were due on 8 April 2015, 8 October 2015 and 8 April 2016 and did not redeem the Senior Notes on maturity. If the Debt Restructuring were not to proceed, the Company does not expect to be able to have the funds to repay these Interest Payments and the principal amount of the Senior Notes in full.

Further actions proposed to be taken by the Group to overcome the challenges

Development of new business model

In response to prevailing market conditions and the challenges to the existing business model of the Group, the Company is planning to expand its business activities to embrace a broader model in which the Company will also explore opportunities to provide integrated e-commerce supply chain services such as trading and matching, logistics and distribution, collateral management and financing services to small and medium-sized end-customers as well as banks.

The Company plans in future to continue to monitor market conditions and balance volumes of imports of Mongolian coking coal and seaborne coking coal accordingly. However, with the logistics infrastructure and storage facilities owned by the Company, its expertise in bank commodities trading and specialised industry experience, the Company is aiming to expand its existing trading and logistics platform and transform itself into a one-stop service centre providing an integrated services proposition to its customers. Under the new expanded business model, the Company plans to evolve to provide a total supply chain solution to a greater market including small and medium-sized customers engaged in bulk commodity trading. In particular, it is expected that the one-stop integrated e-commerce platform will (i) improve supply chain management and enhance efficiencies for end-customers; (ii) provide end-customers with facilities without the need to provide additional collateral and at reasonable low cost, and enable banks to enhance effective collateral management to control risks; (iii) provide matching services in connection with the provision of existing trading services and facilitate the sharing of relevant information and data between the customers and suppliers through the whole bulk commodity transaction process; and (iv) provide timely information in relation to suppliers and customers backgrounds, transaction records, credit records, financial strength and market information to all related parties in the value chain and to facilitate the logistics process. Through implementing the abovementioned changes, the Company will strive to enhance the utilization of its existing logistics facilities.

Using the proposed one-stop integrated platform the Company plans to explore opportunities to expand its trading services to include other commodities such as oil, chemicals, iron ore and copper, in addition to its existing coking coal trading services and to engage in back-to-back transactions both for coking coal and also for an expanded range of commodities with the use of hedging derivatives to control price risks. The expanded services would be complemented by (i) matching services in connection with the expanding range of trading services that include, connecting customers with suppliers of various types from different locations, providing market information and transaction-related data; (ii) logistics and distribution services that include, utilizing the Company's current logistics infrastructure, leveraging its internal Enterprise Resource Planning (ERP) system to provide warehousing and logistics management, storage, allocation, transportation, handling, transshipment, processing, blending, customs clearance, quality inspection and distribution services; (iii) financing services that include, providing settlement, stock financing, commercial invoice discounting and factoring services; and (iv) collateral management services in connection with financing services that including

comprehensive monitoring of collateral assets, providing collateral management services to banks which would be able to provide facilities otherwise not available without the Company's services.

A one-stop integrated platform with an expanded and broadened trading portfolio will afford the Company the opportunities to provide better supply-chain management solutions as well as improve and diversify its cash-generating ability through its established logistics infrastructure.

The Company will in due course consider whether to make any changes to the composition of the Board to more fully align it with its China-focused business operations. Any such changes would be separately announced in compliance with the Listing Rules and no change would be made before the Restructuring Effective Date.

Risks associated with the new business model

The new business model may have different operational parameters and carry a higher risk profile. In addition, the implementation of the new business model may expose the Company to new challenges and risks, including but not limited to (i) insufficient experience, expertise and skills in offering new services; (ii) stricter regulation and increased credit risks, market risks and operational risks; (iii) failure to achieve investment returns from its new businesses; (iv) lack of market and customer acceptance of the integrated service platform and services; (v) failure to accurately analyse or judge market conditions; (vi) failure to obtain sufficient financing from internal and external sources to support its business segments which facilities are critically important to growing the business and will be used as back-to-back financing for the trading segment and to facilitate the supply-chain financing segment; (vii) failure to enhance its risk management capabilities and IT systems in a timely manner to support its new businesses and a broader range of products and services.

Disposing of non-core assets

The Company is in the process of identifying further idle and non-core assets that are not essential to the business going forward. The Company is carefully considering certain opportunities to dispose of relevant assets, and it is expected that the Company will dispose of relevant assets in order to support near-term liquidity requirements and the transformation of the existing business model into the proposed new business model.

Debt Restructuring and the proposed Rights Issue

According to the annual results of the Company for the year ended 31 December 2015, the Company recorded a net loss for the year ended 31 December 2015 of approximately HK$1,935 million. As noted above, pursuant to the Debt Restructuring, it is proposed that the gross proceeds from the Right Issue of US$50 million (approximately HK$387.5 million) would, among other things, be applied (together with the issuance of

the Scheme Shares and the CVRs) in full and final discharge of all amounts outstanding under the Senior Notes, reducing the indebtedness of the Group by approximately HK$2,538 million and hence significantly enhancing the financial position of the Group.

After a review of the available strategic alternatives, and having considered the likely recoveries to all stakeholders on a liquidation of the Company, the Directors believe that the Debt Restructuring represents the best outcome available for the Shareholders and the Bondholders, particularly in light of the current lack of alternatives to raise new capital.

The Directors consider that it is prudent for the Company to raise funds through the Rights Issue and complete the Debt Restructuring to discharge all amounts owing in respect of the Senior Notes, as this is expected to be necessary for the near-term sustainability of the Group and beneficial to its long-term growth. The Rights Issue will provide an opportunity for the Qualifying Shareholders, through subscribing for the Rights Shares according to their respective shareholding interests in the Company, to maintain their respective pro rata shareholding interests and to continue to participate in the future development of the Group. Based on the reasons disclosed in this section, notwithstanding the potential dilution impact, given the structure of the Rights Issue and the basis and factors the Board considered in connection with the Rights Issue and the Debt Restructuring, the Directors consider that the terms of the Rights Issue, including the Subscription Price and the discounts to the relative values as indicated above and the Debt Restructuring, to be fair and reasonable and in the interests of the Company and the Shareholders as a whole.

10. USE OF PROCEEDS AND FUNDING NEEDS

The gross proceeds from the Rights Issue are expected to be approximately US$50 million (approximately HK$387.5 million), in aggregate, of which the entire amount will be used to pay the Cash Consideration of approximately US$41.7 million (approximately HK$323.2 million) to the Bondholders in the Debt Restructuring, the Consent Fee of approximately US$6.8 million (approximately HK$52.7 million) under the Restructuring Support Agreement and the success fee to Houlihan Lokey.

Other than the need to raise this US$50 million, the Company expects to be able to fund its regular business activities for the coming 12 months as well as the other costs of the Restructuring through its own working capital. Such expectation is based upon a number of assumptions, including that the prices of Mongolian coking coal and seaborne coking coal will not fall significantly below present levels, the level of demand for coking coal procured by the Company for its top 10 customers will not fall significantly below 2015 levels and any activities undertaken by the Company pursuant to the Company's new business model will not have an adverse effect on the financial position of the Company.

11. EQUITY FUND RAISING ACTIVITIES IN THE PAST 12 MONTHS

No other fund-raising exercise has been carried out by the Company during the 12-month period immediately preceding the Latest Practicable Date.

12. AMENDMENTS TO MEMORANDUM AND ARTICLES OF ASSOCIATION

The Shareholders has approved the proposed amendment to the Articles in the content disclosed in the Circular during the EGM. The Independent Shareholders has approved the proposed grant of the Specific Mandate and the CVR Specific Mandate during the EGM.

13. APPLICATION FOR WHITEWASH WAIVER AND TAKEOVERS CODE IMPLICATIONS

As at the Latest Practicable Date, Mr. Wang directly holds the entire issued share capital of Winsway Group. Winsway Group directly holds the entire issued share capital of (i) Winsway Resources, which directly holds 1,310,143,688 Old Shares, representing approximately 34.72% of the issued Shares; and (ii) Great Start, which holds the entire issued share capital of Winsway International, which directly holds 208,106,421 Old Shares, representing approximately 5.52% of the issued Shares. Accordingly, Mr. Wang is the controlling shareholder of the Company who is beneficially interested in 1,518,250,109 Old Shares, representing approximately 40.24% of the issued Shares.

As at the Latest Practicable Date, Famous Speech is wholly owned by Amy Wang and Magnificent Gardenia has conditionally agreed to subscribe for ordinary shares in Famous Speech pursuant to the Share Subscription Agreement, upon the Share Subscription Completion Famous Speech will be owned as to 73.3% and 26.7% by Amy Wang and Magnificent Gardenia, respectively. On 11 March 2016, Famous Speech, the Company and the Controlling Shareholder Group entered into the Underwriting Agreement under which Famous Speech has conditionally agreed to fully underwrite the Rights Issue. Mr. Wang has undertaken in the Underwriting Agreement to procure that each Company of the Controlling Shareholder Group will not take up its entitlement under the Rights Issue and the Rights Shares underlying such entitlements will be subject to subscription by Famous Speech under the Underwriting Agreement. Upon the Controlling Shareholder Group's renunciation of their entitlements and assuming no acceptances by the other Qualifying Shareholders of their Rights Issue entitlements, Famous Speech would be required to take up 565,979,778 Underwritten Shares and would also receive 1,697,939,334 Anti-dilution Shares. In such circumstances, the total shareholding of Famous Speech and its concert parties including but not limited to the Controlling Shareholder Group, upon issuance of the Rights Shares, the Anti-dilution Shares and the Scheme Shares would amount to a maximum of approximately 77.53% of the then issued Consolidated Shares as enlarged by the issue of the Rights Shares, the Anti-dilution Shares and the Scheme Shares and, the Scheme Shares would amount to 18.75% of such enlarged total issued Consolidated Shares. Famous Speech has entered into a sub-underwriting arrangement Wincon Asset Management, a third party independent of the Company, its connected persons and their associates and qualified as a member of the public for the purposes of Rule 8.08 and Rule 8.24 of the Listing Rules, to the extent necessary to ensure that the Company maintains its public float under the Listing Rules immediately after the completion of the Underwriting Agreement and the Rights Issue. Therefore, the maximum number of Consolidated Shares to be held by Famous Speech, the Controlling Shareholder Group and parties acting in concert with them will be not more than 75% of the then issued Consolidated

Shares immediately after completion of the Rights Issue and a shareholding interest of 2.53% will be held by the sub-underwriter assuming none of the Rights Shares were taken up by the existing Shareholders other than Famous Speech.

The fulfilment by Famous Speech of its underwriting commitment would result in an obligation to make a mandatory general offer under Rule 26 of the Takeovers Code by Famous Speech and parties acting in concert with it for all Shares other than those already owned or agreed to be acquired by them. The Controlling Shareholder Group and Amy Wang are acting in concert with Famous Speech and subject to completion of the Share Subscription Agreement, Magnificent Gardenia is presumed to be acting in concert with Famous Speech pursuant to class (1) of the definition of "acting in concert" under the Takeovers Code. Accordingly, the Rights Issue is conditional upon, among other things, the Executive granting the Whitewash Waiver which condition is not waivable.

An application has been made by Famous Speech to the Executive for the Whitewash Waiver, which has been granted by the Executive on 13 May 2016 and has been approved by the Independent Shareholders taken on a poll at the EGM.

Upon completion of the Rights Issue, subject to the granting of the Whitewash Waiver, which is one of the conditions of the Rights Issue, Famous Speech and its concert parties would hold more than 50% of the then issued Consolidated Shares as enlarged by the issuance of the Rights Shares, the Anti-dilution Shares and the Scheme Shares in which case, Famous Speech and its concert parties would be able to acquire further voting rights in the Company without incurring any further obligation under Rule 26 of the Takeovers Code to make a general offer.

14. SPECIAL DEAL

Proceeds from the Rights Issue for Making Payments to Bondholders

To the best knowledge of the Company, certain Bondholders holding an aggregate principal amount of US$5,569,000 (representing approximately 1.64% of the outstanding Senior Notes) also hold 146,150 Consolidated Shares in total (representing approximately 0.07% of the total issued shares of the Company) as at 11 May 2016.

Such Bondholders who are also Shareholders and their respective concert parties and those who are involved in and/or interested in the Rights Issue, the Underwriting Agreement, the Whitewash Waiver, the issuance of the CVRs, the Specific Mandate, the CVR Specific Mandate and the Special Deal including but not limited to the Controlling Shareholder Group, Famous Speech (although currently not a Shareholder) and its concert parties and Minmetals Cheerglory together with its concert parties and its associates have abstained from voting on resolution(s) relating to the Rights Issue and the transactions contemplated thereunder, including the Underwriting Agreement, the Whitewash Waiver, the issuance of the CVRs, the Specific Mandate, the CVR Specific Mandate as well as the Special Deal.

The payment of the Consent Fee and the distribution of the Cash Consideration will be paid out of the proceeds of the Rights Issue. The payment of the Consent Fee and the distribution of the Scheme Consideration to Bondholders are not capable of being extended to all Shareholders and will constitute a Special Deal under Note 5 to Rule 25 of the Takeovers Code so far as those Bondholders who are also Shareholders are concerned.

An application has been made by the Company to the Executive for their consent to the Special Deal, which was granted by the Executive on 13 May 2016 and was approved by the Independent Shareholders taken on a poll at the EGM.

15. IMPLICATIONS UNDER THE LISTING RULES

Mr. Wang is a substantial Shareholder and a Director in the prior 12 months and therefore a connected person of the Company, and Famous Speech is deemed to be a connected person of the Company under Chapter 14A of the Listing Rules. Accordingly, the transaction contemplated under the Underwriting Agreement constitutes a connected transaction of the Company under the Listing Rules. Pursuant to Rule 7.21(2) of the Listing Rules, as the Company has not made arrangements for the Qualifying Shareholders to apply for the Rights Shares in excess of their entitlements under the Rights Issue or to dispose of Rights Shares not taken by Qualifying Shareholders in the market as contemplated by Rule 7.21(1) of the Listing Rules, the Underwriting Agreement is subject to the approval of Shareholders, excluding those with a material interest in the arrangement.

Further, as the Rights Issue will increase the number of issued Shares by more than 50%, pursuant to Rule 7.19(6) of the Listing Rules, the Rights Issue is conditional on approval by the Independent Shareholders by way of poll at the EGM and any controlling shareholder and their associates have abstained from voting on the resolution(s) relating to the Rights Issue and the Underwriting Agreement and the transactions contemplated thereunder. Accordingly, Mr. Wang, the controlling shareholder of the Company, and his associates (including the Controlling Shareholder Group) have abstained from voting on resolution(s) relating to the Rights Issue and the transactions contemplated thereunder, including the Underwriting Agreement, the Whitewash Waiver, the issue of the CVRs, the Specific Mandate, the CVR Specific Mandate as well as the Special Deal.

Furthermore, Minmetals Cheerglory, a subsidiary indirectly owned by China Minmetals Corporation, being a state-owned enterprise incorporated in the PRC, is a Shareholder, holding 3,519,569 Consolidated Shares in total, representing approximately 1.87% of the total issued number of shares of the Company as at the Latest Practicable Date. Magnificent Gardenia, a company which is indirectly majority owned by China Minmetals Corporation, has conditionally agreed to subscribe for ordinary shares in Famous Speech pursuant to the Share Subscription Agreement, upon completion of which Famous Speech will be owned as to 73.3% and 26.7% by Amy Wang and Magnificent Gardenia, respectively. Accordingly, Minmetals Cheerglory, its concert parties and its associates have abstained from voting on resolution(s) relating to the Rights Issue and the transactions contemplated thereunder, including the Underwriting Agreement, the Whitewash Waiver, the issuance of the CVRs, the Specific Mandate, the CVR Specific Mandate as well as the Special Deal.

Save as disclosed in the sections headed "SPECIAL DEAL" and "IMPLICATIONS UNDER LISTING RULES", no Shareholder is required to abstain from voting at the EGM in respect of the resolution(s) relating to the Rights Issue and the transactions contemplated thereunder, including the Underwriting Agreement, the Whitewash Waiver, the issuance of the CVRs, the Specific Mandate, the CVR Specific Mandate and the Special Deal.

At the EGM, the necessary resolutions approving, among other things, (i) the Rights Issue; (ii) the Underwriting Agreement; (iii) the Whitewash Waiver; (iv) the Amendment of Articles; (v) the Special Mandate; (vi) the issuance of the CVRs; (vii) the CVR Specific Mandate; (viii) the Special Deal and (ix) the Share Consolidation were duly passed by the Shareholders or the Independent Shareholders (as the case may be) by way of poll.

Assuming the Underwritten Shares will be fully taken up by Famous Speech, it is expected that immediately following the completion of the Rights Issue (including the issuance of the Anti-dilution Shares) and the Debt Restructuring (including the issuance of the Scheme Shares), Famous Speech and the Controlling Shareholder Group would in aggregate hold more than 75% of the issued enlarged ordinary Shares and, there would be less than 25% of the issued enlarged ordinary Shares held in public hands following the completion of the Rights Issue (including the issuance of the Anti-dilution Shares) and the Debt Restructuring (including the issuance of the Scheme Shares). Accordingly, Famous Speech entered into the Sub-underwriting Agreement in relation to sub-underwriting such number of Rights Shares by Wincon Asset Management, a third party independent of the Company, its connected persons and their associates to the extent necessary to ensure that the Company maintains its public float under the Listing Rules immediately after the completion of the Underwriting Agreement and the Rights Issue. For the avoidance of doubt, the Scheme Shares which will be issued to the Bondholders will constitute part of the public float.

16. GENERAL

Famous Speech is principally engaged in investment holding. Subject to and upon completion of the Share Subscription Agreement, Famous Speech will be owned by Amy Wang and Magnificent Gardenia as to 73.3% and 26.7%, respectively.

Magnificent Gardenia is a company incorporated in the BVI with limited liability and principally engaged in investment holding. The entire issued share capital of Magnificent Gardenia is directly wholly-owned by Minmetals South-East Asia and ultimately owned by the State-owned Assets Supervision and Administration Commission of Hunan Provincial People's Government, a PRC governmental body, as to approximately 9.500% and owned by China Minmetals Corporation, China Reform Holdings Corporation Ltd, and China National Metal Products Co., Ltd., a wholly-owned subsidiary of China Minmetals Corporation approximately as to 87.538%, 2.116% and 0.846%, respectively, all being state-owned enterprises incorporated in the PRC.

Famous Speech, Mr. Wang (for himself and on behalf of the Controlling Shareholder Group), Amy Wang and Magnificent Gardenia and Minmetals Cheerglory have confirmed that none of themselves or any persons acting or presumed to be acting in concert with any of them

has acquired voting rights in the Company in the six months prior to 26 November 2015 until the Latest Practicable Date which would constitute a disqualifying transaction under the Takeovers Code.

During the period from the six (6) months prior to 26 November 2015 and until the Latest Practicable Date:

(a) save as disclosed in the section headed "SHAREHOLDING STRUCTURE OF THE COMPANY" in this Prospectus, none of the Underwriter, any person acting or presumed to be acting in concert with the Underwriter or the director of the Underwriter owns or has control or direction over any voting right in or rights over any Shares or any convertible securities, warrants or options in respect of the Shares;

(b) save as disclosed in the section headed "ENTERING INTO THE IRREVOCABLE UNDERTAKING" in this Prospectus, neither the Underwriter nor any persons acting or presumed to be acting in concert with it has received an irrevocable commitment to vote for or against the resolutions relating to the Rights Issue, the Underwriting Agreement, the Whitewash Waiver and/or the Special Deal;

(c) there are no outstanding derivatives in respect of any relevant securities (as defined in Note 4 to Rule 22 of the Takeovers Code) in the Company which have been entered into by the Underwriter or any person acting or presumed to be acting in concert with it;

(d) save for the subscription of shares in the Underwriter by Magnificent Gardenia under the Shares Subscription Agreement, there is no arrangement (whether by way of option, indemnity or otherwise) in relation to the Shares or shares of the Underwriter (as the case may be) which might be material to the Rights Issue and the transactions contemplated under the Underwriting Agreement, the Whitewash Waiver and/or the Special Deal;

(e) neither the Underwriter nor any person acting or presumed to be acting in concert with it is a party to any agreements or arrangements to which relate to the circumstances in which it may or may not invoke or seek to invoke a pre-condition or a condition to the Rights Issue and transactions contemplated under the Underwriting Agreement, the Whitewash Waiver and/or the Special Deal;

(f) no person who owned or controlled any Shares or convertible securities, warrants, options or derivatives in respect of the Shares had irrevocably committed themselves to accept or reject the Rights Issue and transactions contemplated under the Underwriting Agreement, the Whitewash Waiver and/or the Special Deal;

(g) no arrangement of the kind referred to in Note 8 to Rule 22 of the Takeovers Code exists between the Famous Speech and/or the Controlling Shareholder Group and any other person who owned or controlled any Shares or convertible securities, warrants, options or derivatives in respect of the Shares;

(h) none of the Underwriter, any person acting or presumed to be acting in concert with the Underwriter or the director of the Underwriter had borrowed or lent any shares or convertible securities, warrants, options or derivatives in respect of the Shares; and

(i) none of the Underwriter or any person acting or presumed to be acting in concert with it or the director of the Underwriter has dealt for value in the Rights Shares.

17. PROPOSED CHANGE OF BOARD LOT SIZE

The Board proposes that the board lot for trading in the Consolidated Shares on the Stock Exchange will be changed from 1,000 Consolidated Shares to 12,000 Consolidated Shares with effect from 9:00 a.m. on Monday, 17 October 2016. The expected timetable for change of board lot size of the Consolidated Shares is set out in this Prospectus.

Based on the closing price of each Consolidated Share of HK$0.92 on the Latest Practicable Date, the new estimated board lot value of 12,000 Consolidated Shares would be approximately HK$11,040. The change of board lot size of the Consolidated Shares will not result in any changes in the relative rights of the Shareholders.

Reference is made to the Company's announcement dated 11 May 2016, to alleviate the difficulties in trading odd lots of the Consolidated Shares arising from the change of board lot size of the Consolidated Shares, the Company has appointed Computershare Hong Kong Investor Services Limited as an agent to provide odd lot matching services to the Shareholders who wish to top up or sell their holdings of odd lots of the Consolidated Shares during the period from 9:00 a.m. on Monday, 17 October 2016 to 4:00 p.m. on Tuesday, 8 November 2016. Further details will be announced regarding the odd lot matching facility. Holders of the Consolidated Shares in odd lots should note that successful matching of the sale and purchase of odd lots of the Consolidated Shares is not guaranteed. The Shareholders are recommended to consult their professional advisers if they are in doubt about the facility.

All existing share certificates in board lot of 1,000 Consolidated Shares will continue to be evidence of entitlement to the Consolidated Shares and be valid for delivery, transfer, trading and settlement purposes. No new share certificates for existing Shareholders will be issued as a result of the change of board lot size of the Consolidated Shares, and therefore no arrangement for free exchange of existing share certificates in board lot size of 1,000 Consolidated Shares to new share certificates in board lot size of 12,000 Consolidated Shares is necessary. With effect from 9:00 a.m. Monday, 17 October 2016, any new certificate of the Consolidated Shares will be issued in new board lot size of 12,000 Consolidated Shares (except for odd lots or where the Shareholder(s) otherwise instruct(s)). Save and except for the change in the number of Consolidated Shares for each board lot, new certificates of Shares will have the same format and colour as the certificates of the Consolidated Shares.

The change of board lot size of the Consolidated Shares is not conditional upon the approval of the Debt Restructuring and/or the Rights Issue by the Shareholders and Independent Shareholders, respectively at the EGM.

WARNING OF THE RISKS OF DEALING IN THE SHARES AND RIGHTS SHARES

The Rights Issue is conditional upon the satisfaction of certain conditions as described in the section headed "CONDITIONS OF THE RIGHTS ISSUE" and is inter-conditional with the Debt Restructuring. In particular, attention is drawn to the following conditions that must be satisfied (i) the Underwriting Agreement having become unconditional and not having been terminated (see the section headed "TERMINATION OF THE UNDERWRITING AGREEMENT" in this Prospectus); and (ii) the parties to the Underwriting Agreement complying with their obligations hereunder. Famous Speech is a special purpose vehicle whose ordinary course of business does not include underwriting. It is reliant upon external funding to underwrite the Rights Issue and such funding is not at this stage committed. If the conditions of the Rights Issue are not fulfilled or if Famous Speech exercises the right to terminate the Underwriting Agreement pursuant to the terms therein, the Rights Issue will not proceed. Alternatively, if Famous Speech fails to secure its external funding it will unlikely be able to comply with its obligations under the Underwriting Agreement and the Rights Issue will not proceed.

Any Shareholders or potential investors contemplating selling or purchasing Consolidated Shares and/or nil-paid Rights Shares up to the date when the conditions of the Rights Issue are fulfilled will bear the risk that the Rights Issue could not become unconditional and may not proceed. The Consolidated Shares have been dealt in on an ex-rights basis from Thursday, 19 May 2016. The Company will publish separate announcement(s) to inform the public the satisfaction of the above condition precedents. Dealings in the Rights Shares in nil-paid form are expected to take place from Thursday, 2 June 2016 to Friday, 10 June 2016 (both days inclusive).

Any Shareholder or other person contemplating transferring, selling or purchasing the Shares and/or Rights Shares in their nil-paid form is advised to exercise caution when dealing in the Consolidated Shares and/or the nil-paid Rights Shares.

Any party who is in any doubt about his/her/its position or any action to be taken is recommended to consult his/her/its own professional adviser(s). Any Shareholder or other person dealing in the Consolidated Shares or in the nil-paid Rights Shares up to the date on which all the conditions to which the Rights Issue is subject are fulfilled (and the date on which the Underwriter's right of termination of the Underwriting Agreement ceases) will accordingly bear the risk that the Rights Issue may not become unconditional or may not proceed.

ADDITIONAL INFORMATION

Your attention is drawn to the additional information set out in Appendices I to III to this Prospectus.

Yours faithfully,
By order of the Board
Winsway Enterprises Holdings Limited
Cao Xinyi
Chief Executive Officer and Company Secretary

For the purpose of illustration only, amounts denominated in US$ have been translated into HK$ at the exchange rate of US$1 to HK$7.75.

The Company is principally engaged in the processing and trading of coking coal and other products and rendering of logistics services. Revenue represents the sales value of goods sold, net of value added tax and other sales taxes and is after any trade discounts, and revenue from rendering of logistics services. The amount of each significant category of revenue during the past three years is as follows:

	2015 *Amounts* *($'000)*	2014 *Amounts* *($'000)*	2013 *Amounts* *($'000)*
Category			
Coking coal	5,132,256	7,035,543	12,169,694
Thermal coal	84,746	365,922	173,500
Coke	93,543	10,219	68,257
Coal related products	17,519	37,457	611,353
Iron ore	—	—	217,409
Petrochemical products	307,562	—	—
Rendering of logistics services	94,000	91,132	43,979
Others	5,693	7,465	35,550
Revenue	5,735,319	7,547,738	13,319,742

A. CONSOLIDATED FINANCIAL INFORMATION OF THE GROUP

The published audited consolidated financial statements of the Group for the three years ended 31 December 2013, 2014 and 2015 are disclosed in the annual report of the Company for the three financial years ended 31 December 2013, 2014 and 2015 published on (i) 30 April 2014, from pages 70 to 165; (ii) 2 April 2015, from pages 89 to 226; and (iii) 10 May 2016, from pages 52 to 147.

The said annual reports of the Company are available on both the website of the Stock Exchange (http://www.hkex.com.hk) and the website of the Company (http://www.winsway.com) with the detailed links as follows:

Annual Report	Link
2013 Annual Report	http://www.winsway.com/attachment/20140430080201001904212_en.pdf
2014 Annual Report	http://www.winsway.com/attachment/2015040217170200032161351_en.pdf
2015 Annual Report	http://www.winsway.com/attachment/2016051016470100032511698_en.pdf

Set out below is a summary of the audited financial results of the Group for each of the three years ended 31 December 2013, 2014 and 2015, in respect of which results, there are no items in any of such years which are exceptional items because of their size, nature or incidence.

CONSOLIDATED STATEMENT OF PROFIT OR LOSS

(Expressed in Hong Kong dollars)

	2015	2014	2013
	$'000	*$'000*	*$'000*
			(Restated)
Continuing operations:			
Revenue	5,735,319	7,547,738	13,319,742
Cost of sales	(5,576,764)	(7,445,586)	(13,309,454)
Gross profit	158,555	102,152	10,288
Other revenue	2,991	81,346	32,707
Distribution costs	(29,141)	(159,526)	(213,828)
Administrative expenses	(449,936)	(434,511)	(360,560)
Other operating income/(expenses), net	3,239	(2,187)	9,077
Impairment of non-current assets	(1,143,254)	(429,743)	(148,328)
Loss from operating activities	(1,457,546)	(842,469)	(670,644)
Finance income	69,535	108,974	876,576
Finance costs	(365,034)	(401,777)	(615,868)
Net finance (costs)/income	(295,499)	(292,803)	260,708
Share of profit/(loss) of an associate	779	1,803	(140)
Loss before taxation from continuing operations	(1,752,266)	(1,133,469)	(410,076)
Income tax	(3,534)	(82,081)	(312,461)
Loss from continuing operations	(1,755,800)	(1,215,550)	(722,537)
Discontinued operation:			
Loss from discontinued operation, net of tax	(179,587)	(4,681,208)	(1,602,797)
Loss for the year	(1,935,387)	(5,896,758)	(2,325,334)

	2015 *$'000*	2014 *$'000*	2013 *$'000* (Restated)
Attributable to:			
Equity shareholders of the Company:			
Loss for the year from continuing operations	(1,614,760)	(1,200,321)	(715,812)
Loss for the year from discontinued operation	(108,232)	(2,492,734)	(1,073,573)
Loss for the year attributable to equity shareholders of the Company	(1,722,992)	(3,693,055)	(1,789,385)
Non-controlling interests:			
Loss for the year from continuing operations	(141,040)	(15,229)	(6,725)
Loss for the year from discontinued operation	(71,355)	(2,188,474)	(529,224)
Loss for the year attributable to non-controlling interests	(212,395)	(2,203,703)	(535,949)
Loss for the year	(1,935,387)	(5,896,758)	(2,325,334)
Loss per share			
— Basic and diluted (HK$)	(0.457)	(0.980)	(0.474)
Loss per share — continuing operations			
— Basic and diluted (HK$)	(0.429)	(0.319)	(0.190)

CONSOLIDATED STATEMENT OF FINANCIAL POSITION

(Expressed in Hong Kong dollars)

	At 31 December 2015 $'000	At 31 December 2014 $'000	At 31 December 2013 $'000
Non-current assets			
Property, plant and equipment, net	225,333	908,562	3,852,235
Construction in progress	—	160,590	558,486
Lease prepayments	502,523	551,103	541,474
Intangible assets	4,816	4,870	6,124,798
Interest in an associate	16,320	17,021	14,843
Interest in a joint venture	—	—	—
Other investments in equity securities	125,065	399,015	400,369
Other non-current assets	—	150,813	206,969
Deferred tax assets	—	—	286,845
Total non-current assets	874,057	2,191,974	11,986,019
Current assets			
Inventories	184,785	335,114	1,362,734
Trade and other receivables	886,434	2,060,940	4,616,224
Restricted bank deposits	499,104	956,077	2,150,026
Cash and cash equivalents	259,574	438,552	2,018,000
Trading securities	613	—	—
Assets held for sale	—	4,304,164	—
Total current assets	1,830,510	8,094,847	10,146,984
Current liabilities			
Secured bank loans	1,073,197	1,191,889	1,093,111
Trade and other payables	756,502	2,054,615	7,815,506
Obligations under finance lease	—	—	130,315
Income tax payable	38,002	39,580	66,525
Senior notes	2,388,573	—	—
Liabilities held for sale	—	4,097,937	—
Total current liabilities	4,256,274	7,384,021	9,105,457
Net current (liabilities)/assets	(2,425,764)	710,826	1,041,527
Total assets less current liabilities	(1,551,707)	2,902,800	13,027,546

	At 31 December 2015 $'000	At 31 December 2014 $'000	At 31 December 2013 $'000
Non-current liabilities			
Secured bank loans	27,453	—	3,065,780
Senior notes	—	2,364,347	2,337,010
Deferred income	144,008	155,865	158,887
Obligations under finance lease	—	—	176,726
Deferred tax liabilities	—	—	1,082,545
Provisions	—	—	209,873
Total non-current liabilities	171,461	2,520,212	7,030,821
NET (LIABILITIES)/ASSETS	(1,723,168)	382,588	5,996,725
CAPITAL AND RESERVES			
Share capital	4,992,337	4,992,337	4,992,337
Reserves	(6,583,138)	(4,691,960)	(983,102)
Total equity attributable to equity shareholders of the Company	(1,590,801)	300,377	4,009,235
Non-controlling interests	(132,367)	82,211	1,987,490
TOTAL EQUITY	(1,723,168)	382,588	5,996,725

The auditors of the Company for each of the four years ended 31 December 2012, 2013, 2014 and 2015 are KPMG. Their opinions on the consolidated financial statements of the Group for the year ended 31 December 2012 and 2013 were unqualified. A disclaimer of opinion was expressed in the auditors' report dated 26 March 2015 on the consolidated financial statements of the Group for the year ended 31 December 2014 included in pages 90 to 91 of the Company's annual report for 2014 and set out in pages IA-2 to IA-3 of this Prospectus because of the potential interaction of the multiple material uncertainties that may cast significant doubt on the Group's ability to continue as a going concern, existed and their possible impact on the consolidated financial statements.

Furthermore, a disclaimer of opinion was expressed in the auditors' report dated 22 April 2016 on the consolidated financial statements of the Group for the year ended 31 December 2015 included in pages 52 to 54 of the Company's annual report for 2015 and set out in pages IA-139 to IA-141 of this Prospectus because of the potential interaction of the multiple material uncertainties that may cast significant doubt on the Group's ability to continue as a going concern, existed and their possible impact on the consolidated financial statements.

These facts and circumstances, along with other matters as described in note 2 (b) to the consolidated financial statements in the 2015 Annual Report, indicate the existence of multiple material uncertainties that may cast doubt on the Group's ability to continue as a going concern.

Should the Group be unable to continue to operate as a going concern, adjustments would have to be made to write down the value of assets to their recoverable amounts, to provide for further liabilities which might arise and to reclassify non-current assets and non-current liabilities as current assets and current liabilities respectively. The effect of these adjustments has not been reflected in the consolidated financial statements for the year ended 31 December 2015.

B. INDEBTEDNESS

At the close of business on 30 April 2016, being the latest practicable date for the purpose of preparing this indebtedness statement prior to the printing of the Prospectus, the Group had the following indebtedness:

(1) Secured bank and other loans of approximately HK$973,972,754, of which

   a. HK$194,788,279 were secured by bills receivable;

   b. HK$105,665,683 were secured by fixed deposits placed in bank;

   c. HK$673,518,792 were secured by property, plant and equipment and land use rights;

(2) Outstanding secured Senior Notes of approximately HK$2,399,379,532.

Save as aforesaid, none of the companies in the Group had outstanding at the close of business on 30 April 2016 any mortgages, charges or debentures, loan capital, bank overdrafts, loans, debt securities or other similar indebtedness or any finance lease or hire purchase commitments, liabilities under acceptances or acceptances credits or any guarantees or other material contingent liabilities.

C. WORKING CAPITAL

The Company has entered into the Restructuring Support Agreement with certain Consenting Bondholders.

Completion of the Debt Restructuring will be conditional on, amongst other things, completion of the Rights Issue and the receipt by the Scheme Consideration Trustee of the US$50 million from the Rights Issue. Completion of the Rights Issue will be conditional on, amongst other things, the Schemes being sanctioned and all conditions precedent to the Schemes (and any other documentation giving effect to the Debt Restructuring) having been satisfied, other than the completion of the Rights Issue.

In view of such circumstances, the Directors have given careful consideration to future liquidity and performance of the Group and its available sources of financing in assessing whether the Group will be able to repay the outstanding Senior Notes and be able to finance its future working capital and financial requirements. In addition to entering into the Restructuring Support Agreement on 25 November 2015 and the implementation of the Rights Issue (subject to the Independent Shareholders' approval) as part of the Debt Restructuring and as disclosed in the paragraph headed "D. Material Change" below, certain measures have been or are being taken to manage the Group's liquidity needs and to improve its financial position which include, but are not limited to, the following:

(1) the Group is negotiating with various financial institutions for renewal of the Group's existing borrowings upon their maturity and/or obtaining additional financing; and

(2) the Group is aiming to boost its sales efforts, including speeding up sales of its existing inventories, seeking new orders from overseas markets, and implementing more stringent cost control measures with a view to improving operating cash flows.

As of 30 April 2016, there were bank facilities of approximately HK$974 million available to the Group. As of 15 April 2016, bank facilities from Everbright Bank of approximately HK$202 million were successfully renewed and extended for an additional 12 months, which is about 20.74% of the total existing borrowings and facilities of the Group. The Group is maintaining good relations with the facility banks and no substantial defaults in respect of interest and principal of the borrowings has occurred during the past few years even during the Group's restructuring of the Senior Notes. The Directors believe the Company enjoys a good credit reputation with the banks providing facilities to it and this favours the renewal of the existing borrowings by the Group.

The Directors, after taking into account (i) the Group's financial resources (including but not limited to the internally generated revenue and funds); (ii) the Group being able to complete the Rights Issue and Debt Restructuring; (iii) the Group being able to successfully negotiate with its lenders the renewal of all existing borrowings upon their maturity (and if such negotiations are not successful then obtaining additional financing as and when required), the achievability of which will depend on the completion of the Debt Restructuring and the future trading results of the Group; and (iv) the Group being able to implement its plans to control operational costs and to generate adequate cash flows from operations, the achievability of which will depend on the market environment which is expected to remain challenging, the Group will have sufficient working capital to satisfy its present requirements for the 12 months immediately following the date of the Prospectus in the absence of unforeseeable circumstances. Should the Group be unable to realise the assumptions or conditions set out in (ii), (iii) or (iv) above, the Group is unlikely to have sufficient working capital to satisfy its present requirements for the 12 months immediately following the date of the Prospectus.

D. MATERIAL CHANGE

Except as set out in this Prospectus as regards the Debt Restructuring and default under the Senior Notes, and the items as disclosed below, the Directors confirm that there has been no material change in the financial or trading position or outlook of the Group since 31 December 2015, being the date to which the latest published audited consolidated financial statements of the Group were made up, up to and including the Latest Practicable Date.

(1) Increase in consolidated loss from continuing operations for the year ended 31 December 2015; and net liabilities of the Group as at 31 December 2015

As disclosed in Company's annual report for 2015, the Group recorded a loss from continuing operations attributable to equity shareholders of the Company of approximately HK$1,615 million for the year ended 31 December 2015, as compared to approximately HK$1,200 million in 2014. The increase in the loss was mainly attributable to (i) a decrease in revenue of approximately 24% mainly due to a decrease in sales volume of Mongolian coal and the continuous falling selling price of Mongolian coal and seaborne coal in 2015; and (ii) the significant impairment of non-current assets that was booked in 2015 in the amount of approximately HK$1,143 million in relation to, among other things, property, plant and equipment, construction in progress, other investments in equity securities and loan to a third party. The Group had net liabilities attributable to equity shareholders of the Company of approximately HK$1,591 million as at 31 December 2015, as compared to net assets of approximately HK$300 million as at 31 December 2014, mainly attributable to a decrease in certain asset items including non-current assets, trade and other receivables, inventories, cash and cash equivalents and assets held for sale, partially offset by impairment of property, plant and equipment, decrease in trade and other payables and liabilities held for sale. A disclaimer of opinion has been given by the Company's auditors regarding the consolidated financial statements of the Group for the year ended 31 December 2015. Further details with respect to the above are set out in the Company's annual report for 2015.

(2) Disposal of subsidiaries

The Group disposed of a majority of its equity interest in Grande Cache Coal Corporation and Grande Cache Coal LP (collectively, the "**GCC Group**"), which, collectively, are engaged in the production and sales of premium hard coking coal, on 2 September 2015. The GCC Group companies ceased to be subsidiaries of the Company following the disposal. Further details regarding the disposal are set out in the Company's circular dated 30 June 2015 and the Company's annual report for 2015.

(3) Capital commitments

The Group had capital commitments amounting to approximately HK$213 million and HK$62 million as at 31 December 2014 and 31 December 2015, respectively and approximately HK$37 million as at 30 April 2016 mainly for construction of property, plant and equipment including logistics parks (coal transportation and storage facilities) and coal processing ancillary facilities. The decrease was mainly due to adjustments to the development plans of the Group after taking into consideration the operating environment of the Group's businesses.

E. BUSINESS TREND, FINANCIAL AND TRADING PROSPECTS OF THE GROUP

Existing business model

The coking coal trading prospects remained relatively bearish in 2016 due to the ongoing oversupply and declining demand for coking coal in large part associated with slowing growth in the PRC as well as legislation and policies of the Chinese government to reduce overcapacity in the steel sector which directly affect the demand for coking coal. The main business revenues of the Company were generated from the trading of seaborne coal and Mongolian coal. From the end of 2011 to the end of 2015, Mongolian and seaborne coal sales prices of the Company dropped 63.36% and 60.69%, respectively. The prices of both Mongolian and seaborne coal are not expected to pick up significantly in the coming years.

In light of the above conditions, the Group has since 2012 been actively implementing costs controls and business rationalisation measures to preserve cash in the Company.

The Group has been carefully managing its risks to retain market share, streamlining its current operations to lower its operating costs in the logistics and mining sector and adjust its business strategy to establish the Group as an integrated solutions provider in the supply chain for a variety of commodities. The Group implemented these measures during 2015. As a result of the deterioration in prices for metallurgical coal and the expenses incurred in supporting GCC, the Company completed the disposal of the majority of its equity interest in GCC on 2 September 2015, leaving the Company holding an approximately 14.69% in GCC and following which GCC ceased to be a subsidiary of the Company. Shareholders are also referred to the Company's announcement of 8 May

2015 and 9 October 2015 in relation to the Company's non-payment of interest under the Senior Notes and its announcement of 26 November 2015 and 13 March 2016 in relation to the Debt Restructuring and possible Rights Issue.

Development of new business model

In response to prevailing market conditions and the challenges to the existing business model of the Group, the Company is planning to expand its business activities to embrace a broader model in which the Company will also explore opportunities to provide integrated e-commerce supply chain services such as trading and matching, logistics and distribution, collateral management and financing services to small and medium-sized end-customers as well as banks. Further details of the new business model including all special trade factors or risks are set out in pages 69 to 70 of this Prospectus.

Completion of the Debt Restructuring and Rights Issue

After completion of the Debt Restructuring and the Rights Issue, the Underwriter and the Controlling Shareholder Group intends to continue with the existing business model of the Company and will continue to develop the new business model abovementioned. Other than the development of the new business model above, no major changes are currently expected to be introduced in the business, and there will be no redeployment of the fixed assets of the Company. The Company currently has no plans to make material changes to the workforce of the Company or its subsidiaries or to materially restructure its human resources.



Independent Auditor's Report

INDEPENDENT AUDITOR'S REPORT TO THE SHAREHOLDERS OF WINSWAY ENTERPRISES HOLDINGS LIMITED

(formerly known as "Winsway Coking Coal Holdings Limited")

(Incorporated in the British Virgin Islands with limited liability)

We have audited the consolidated financial statements of Winsway Enterprises Holdings Limited (formerly known as "Winsway Coking Coal Holdings Limited", "the Company") and its subsidiaries (together "the Group") set out on pages 92 to 226, which comprise the consolidated and Company statements of financial position as at 31 December 2014, the consolidated statement of profit or loss, the consolidated statement of profit or loss and other comprehensive income, the consolidated statement of changes in equity and the consolidated cash flow statement for the year then ended and a summary of significant accounting policies and other explanatory information.

DIRECTORS' RESPONSIBILITY FOR THE CONSOLIDATED FINANCIAL STATEMENTS

The directors of the Company are responsible for the preparation of consolidated financial statements that give a true and fair view in accordance with International Financial Reporting Standards issued by the International Accounting Standards Board and the disclosure requirements of the Hong Kong Companies Ordinance and for such internal control as the directors determine is necessary to enable the preparation of consolidated financial statements that are free from material misstatement, whether due to fraud or error.

AUDITOR'S RESPONSIBILITY

Our responsibility is to express an opinion on these consolidated financial statements based on our audit. This report is made solely to you, as a body, and for no other purpose. We do not assume responsibility towards or accept liability to any other person for the contents of this report.

Except for the matters as explained below, we conducted our audit in accordance with Hong Kong Standards on Auditing issued by the Hong Kong Institute of Certified Public Accountants. Those standards require that we comply with ethical requirements and plan and perform the audit to obtain reasonable assurance about whether the consolidated financial statements are free from material misstatement.

Because of the matters described in the Basis for disclaimer of opinion paragraphs, however, it is not possible to form an opinion on the financial statements due to the potential interaction of the uncertainties and their possible cumulative effect on the financial statements.

Independent Auditor's Report (Continued)

BASIS FOR DISCLAIMER OF OPINION: MULTIPLE UNCERTAINTIES RELATED TO GOING CONCERN

As explained in note 2(b) to the financial statements, the Group sustained a further loss from continuing operations before taxation and impairment losses for non-current assets, of $703,726,000 and incurred a net cash outflow from operating activities of $2,417,795,000 from continuing operations for the year ended 31 December 2014. As at 31 December 2014, the Group had net current assets before the net assets held for sale, of $504,599,000, which may not be able to fund the Group's operations in 2015 in view of the net cash outflow in respect of operating activities for the year ended 31 December 2014. In addition, the Group's outstanding Senior Notes amounted to $2,364,347,000 as at 31 December 2014 are due to mature on 8 April 2016.

The directors of the Company have been and are undertaking certain measures to improve the Group's liquidity and financial position, which are set out in note 2(b) to the financial statements. The financial statements have been prepared on a going concern basis, the validity of which is dependent on the outcome of these measures, which are subject to the following uncertainties, including (i) whether the Group is able to complete the restructuring of the outstanding Senior Notes with cash, equity or other form of consideration offered at a discount to the principal amount of the Senior Notes; (ii) whether the Group is able to obtain support from the prospective investors and complete the proposed fund raising activities, the achievability of which depends on a number of factors including the completion of the restructuring of the outstanding Senior Notes; (iii) whether the Group is able to successfully negotiate with the lenders for the renewal of all the existing borrowings upon their maturity and/or obtaining additional financing as and when required, the achievability of which depends on the completion of the proposed fund raising activities and the future trading results of the Group and (iv) whether the Group is able to implement its operation plans to control costs and to generate adequate cash flows from operations, the achievability of which depends on the market environment which is expected to remain challenging.

These facts and circumstances, along with other matters as described in note 2(b) to the financial statements, indicate the existence of multiple material uncertainties that may cast significant doubt on the Group's ability to continue as a going concern.

Should the Group be unable to continue to operate as a going concern, adjustments would have to be made to write down the value of assets to their recoverable amounts, to provide for further liabilities which might arise and to reclassify non-current assets and non-current liabilities as current assets and current liabilities respectively. The effect of these adjustments has not been reflected in the consolidated financial statements.



DISCLAIMER OF OPINION: DISCLAIMER ON VIEW GIVEN BY THE FINANCIAL STATEMENTS

Because of the potential interaction of the uncertainties and their possible cumulative effect on the consolidated financial statements described in the Basis for disclaimer of opinion paragraphs, we do not express an opinion on the financial statements. In all other respects, in our opinion, the financial statements have been properly prepared in accordance with the disclosure requirements of the Hong Kong Companies Ordinance.

KPMG
Certified Public Accountants
8th Floor, Prince's Building
10 Chater Road
Central, Hong Kong

26 March 2015

Consolidated Statement of Profit or Loss

for the year ended 31 December 2014
(Expressed in Hong Kong dollars)

	Note	2014 $'000	2013 $'000 (Restated — note 5)
Continuing operations:			
Turnover	4	7,547,738	13,319,742
Cost of sales		(7,445,586)	(13,309,454)
Gross profit		102,152	10,288
Other revenue	6	81,346	32,707
Distribution costs		(159,526)	(213,828)
Administrative expenses		(434,511)	(360,560)
Other operating (expenses)/income, net	7	(2,187)	9,077
Impairment of non-current assets	8(c)	(429,743)	(148,328)
Loss from operating activities		(842,469)	(670,644)
Finance income	8(a)	108,974	876,576
Finance costs	8(a)	(401,777)	(615,868)
Net finance (costs)/income		(292,803)	260,708
Share of profit/(loss) of an associate		1,803	(140)
Loss before taxation from continuing operations		(1,133,469)	(410,076)
Income tax	9	(82,081)	(312,461)
Loss from continuing operations		(1,215,550)	(722,537)
Discontinued operation:			
Loss from discontinued operation, net of tax	5	(4,681,208)	(1,602,797)
Loss for the year		(5,896,758)	(2,325,334)

The notes on pages 101 to 226 form part of these financial statements. Details of dividends payable to equity shareholders of the Company are set out in note 36(b).

Consolidated Statement of Profit or Loss (Continued)

for the year ended 31 December 2014
(Expressed in Hong Kong dollars)

	Note	2014 $'000	2013 $'000 (Restated — note 5)
Attributable to:			
Equity shareholders of the Company:			
Loss for the year from continuing operations		**(1,200,321)**	(715,812)
Loss for the year from discontinued operations		**(2,492,734)**	(1,073,573)
Loss for the year attributable to equity shareholders of the Company		**(3,693,055)**	(1,789,385)
Non-controlling interests:			
Loss for the year from continuing operations		**(15,229)**	(6,725)
Loss for the year from discontinued operations		**(2,188,474)**	(529,224)
Loss for the year attributable to non-controlling interests		**(2,203,703)**	(535,949)
Loss for the year		**(5,896,758)**	(2,325,334)
Loss per share			
— Basic and diluted *(HK$)*	14	**(0.980)**	(0.474)
Loss per share — continuing operations			
— Basic and diluted *(HK$)*	14	**(0.319)**	(0.190)

The notes on pages 101 to 226 form part of these financial statements. Details of dividends payable to equity shareholders of the Company are set out in note 36(b).

Consolidated Statement of Profit or Loss and Other Comprehensive Income

for the year ended 31 December 2014
(Expressed in Hong Kong dollars)

	Note	2014 $'000	2013 $'000
Loss for the year		(5,896,758)	(2,325,334)
Other comprehensive income for the year (after tax adjustments):	13		
Item that may be reclassified subsequently to profit or loss:			
Exchange differences arising on translation		(35,453)	75,680
Total comprehensive income for the year		(5,932,211)	(2,249,654)
Attributable to:			
Equity shareholders of the Company		(3,719,224)	(1,715,471)
Non-controlling interests		(2,212,987)	(534,183)
Total comprehensive income for the year		(5,932,211)	(2,249,654)

The notes on pages 101 to 226 form part of these financial statements.



Consolidated Statement of Financial Position

at 31 December 2014
(Expressed in Hong Kong dollars)

	Note	At 31 December 2014 $'000	At 31 December 2013 $'000
Non-current assets			
Property, plant and equipment, net	15	908,562	3,852,235
Construction in progress	16	160,590	558,486
Lease prepayments	17	551,103	541,474
Intangible assets	18	4,870	6,124,798
Interest in an associate	20	17,021	14,843
Interest in a joint venture	21	–	–
Other investments in equity securities	22	399,015	400,369
Other non-current assets	23	150,813	206,969
Deferred tax assets	34(b)	–	286,845
Total non-current assets		2,191,974	11,986,019
Current assets			
Inventories	24	335,114	1,362,734
Trade and other receivables	25	2,060,940	4,616,224
Restricted bank deposits	26	956,077	2,150,026
Cash and cash equivalents	27	438,552	2,018,000
Assets held for sale	5	4,304,164	–
Total current assets		8,094,847	10,146,984
Current liabilities			
Secured bank loans	28	1,191,889	1,093,111
Trade and other payables	33	2,054,615	7,815,506
Obligations under finance lease	31	–	130,315
Income tax payable	34(a)	39,580	66,525
Liabilities held for sale	5	4,097,937	–
Total current liabilities		7,384,021	9,105,457
Net current assets		710,826	1,041,527
Total assets less current liabilities		2,902,800	13,027,546

The notes on pages 101 to 226 form part of these financial statements.

Consolidated Statement of Financial Position (Continued)

at 31 December 2014
(Expressed in Hong Kong dollars)

	Note	At 31 December 2014 $'000	At 31 December 2013 $'000
Non-current liabilities			
Secured bank loans	28	–	3,065,780
Senior notes	29	2,364,347	2,337,010
Deferred income	30	155,865	158,887
Obligations under finance lease	31	–	176,726
Deferred tax liabilities	34(b)	–	1,082,545
Provisions	35	–	209,873
Total non-current liabilities		2,520,212	7,030,821
NET ASSETS		382,588	5,996,725
CAPITAL AND RESERVES			
Share capital	36(c)	4,992,337	4,992,337
Reserves	36(f)	(4,691,960)	(983,102)
Total equity attributable to equity shareholders of the Company		300,377	4,009,235
Non-controlling interests		82,211	1,987,490
TOTAL EQUITY		382,588	5,996,725

Approved and authorised for issue by the board of directors on 26 March 2015.

WANG XING CHUN)
) *Directors*
ANDREAS WERNER)

The notes on pages 101 to 226 form part of these financial statements.



Statement of Financial Position

at 31 December 2014
(Expressed in Hong Kong dollars)

	Note	At 31 December 2014 $'000	At 31 December 2013 $'000
Non-current assets			
Property, plant and equipment, net	15	**1**	119
Interests in subsidiaries	19	**2,717,046**	6,246,298
Total non-current assets		**2,717,047**	6,246,417
Current assets			
Trade and other receivables	25	**784**	1,090
Cash and cash equivalents	27	**5,552**	30,209
Total current assets		**6,336**	31,299
Current liabilities			
Trade and other payables	33	**1,332,342**	1,232,413
Income tax (recoverable)/payable	34(a)	**(620)**	170
Total current liabilities		**1,331,722**	1,232,583
Net current liabilities		**(1,325,386)**	(1,201,284)
Total assets less current liabilities		**1,391,661**	5,045,133
Non-current liabilities			
Senior notes	29	**2,364,347**	2,337,010
Total non-current liabilities		**2,364,347**	2,337,010
NET (LIABILITIES)/ASSETS		**(972,686)**	2,708,123
CAPITAL AND RESERVES	36(a)		
Share capital		**4,992,337**	4,992,337
Reserves		**(5,965,023)**	(2,284,214)
TOTAL (DEFICIT)/EQUITY		**(972,686)**	2,708,123

Approved and authorised for issue by the board of directors on 26 March 2015.

WANG XING CHUN)
) *Directors*
ANDREAS WERNER)

The notes on pages 101 to 226 form part of these financial statements.

Consolidated Statement of Changes In Equity

for the year ended 31 December 2014
(Expressed in Hong Kong dollars)

	Note	Share capital $'000 (note 36(c))	Statutory reserve $'000 (note 36(f))	Employee share trusts $'000 (note 36(f))	Other reserve $'000 (note 36(f))	Exchange reserve $'000 (note 36(f))	Retained earnings/ (accumulated loss) $'000	Total $'000	Non-controlling interests $'000	Total equity $'000
		Attributable to equity shareholders of the Company								
Balance at 1 January 2013		4,992,337	319,310	–	111,217	200,786	101,813	5,725,463	2,529,815	8,255,278
Equity settled share-based transactions		–	–	–	2,243	–	–	2,243	–	2,243
Total comprehensive income for the year		–	–	–	–	73,914	(1,789,385)	(1,715,471)	(534,183)	(2,249,654)
Appropriation to statutory reserve		–	5,667	–	–	–	(5,667)	–	–	–
Contribution to employee share trusts	36(f)	–	–	(3,000)	–	–	–	(3,000)	–	(3,000)
Disposal of subsidiaries		–	–	–	–	–	–	–	(8,142)	(8,142)
Balance at 31 December 2013		4,992,337	324,977	(3,000)	113,460	274,700	(1,693,239)	4,009,235	1,987,490	5,996,725
Balance at 1 January 2014		4,992,337	324,977	(3,000)	113,460	274,700	(1,693,239)	4,009,235	1,987,490	5,996,725
Equity settled share-based transactions		–	–	–	10,377	–	–	10,377	–	10,377
Expiry of share options granted under share option scheme		–	–	–	(31,712)	–	31,712	–	–	–
Contribution from non-controlling interests		–	–	–	–	–	–	–	310,184	310,184
Total comprehensive income for the year		–	–	–	–	(26,169)	(3,693,055)	(3,719,224)	(2,212,987)	(5,932,211)
Appropriation to statutory reserve		–	8,181	–	–	–	(8,181)	–	–	–
Disposal of subsidiaries		–	(11)	–	–	–	–	(11)	(2,476)	(2,487)
Balance at 31 December 2014		4,992,337	333,147	(3,000)	92,125	248,531	(5,362,763)	300,377	82,211	382,588

The notes on pages 101 to 226 form part of these financial statements.



Consolidated Cash Flow Statement

for the year ended 31 December 2014
(Expressed in Hong Kong dollars)

	Note	2014 $'000	2013 $'000
Operating activities			
Loss before taxation from continuing operations		(1,133,469)	(410,076)
Loss before taxation from discontinued operation		(5,471,184)	(1,783,255)
		(6,604,653)	(2,193,331)
Adjustments for:			
Depreciation		304,291	442,312
Amortisation of lease prepayments		11,718	11,152
Amortisation of intangible assets		37,543	115,932
Interest income		(79,442)	(123,338)
Interest expenses		577,015	823,529
Fair value change of derivative financial instruments		(30,547)	(15,794)
Equity settled share-based transactions		10,377	2,243
Loss on disposal of property, plant and equipment and intangible assets, net	7	291	8,682
Share of (profit)/loss of an associate		(1,803)	140
Impairment of non-current assets		5,579,640	1,106,302
Gain on redemption of senior notes		–	(592,495)
Gain on disposal of equity securities	7	–	(485)
Gain on disposal of subsidiaries	7	–	(5,812)
Foreign exchange loss/(gain), net		20,139	(145,857)
		(175,431)	(566,820)
Decrease in inventories		805,207	1,081,527
Decrease/(increase) in trade and other receivables		2,545,210	(450,299)
(Decrease)/increase in trade and other payables		(5,356,019)	3,189,910
Income tax paid		(26,767)	(44,491)
Net cash (used in)/generated from operating activities		(2,207,800)	3,209,827

The notes on pages 101 to 226 form part of these financial statements.

Consolidated Cash Flow Statement (Continued)

for the year ended 31 December 2014
(Expressed in Hong Kong dollars)

	Note	2014 $'000	2013 $'000
Investing activities			
Payment for purchase of property, plant and equipment, construction in progress, lease prepayments and intangible assets		(315,738)	(778,681)
Government grants received		–	66,067
Proceeds from sales of property, plant and equipment and intangible assets		5,342	10,889
Repayment of loan from a third party		31,031	58,974
Payment for investment in an associate		–	(13,891)
Interest received		82,254	98,176
Decrease/(increase) in restricted bank deposits		992,066	(1,169,491)
Proceeds from disposal of investment in equity securities		–	6,494
Proceeds from settlement of derivative financial instruments		–	51,572
Proceeds from disposal of subsidiaries		–	27,954
Net cash generated from/(used in) investing activities		794,955	(1,641,937)
Financing activities			
Proceeds from bank loans		8,552,037	10,631,879
Repayment of bank loans		(8,349,318)	(10,727,879)
Capital element of finance lease rentals paid		(115,340)	(116,965)
Interests paid		(539,873)	(873,009)
Contributions to employee share trusts		–	(3,000)
Payment for redemption of senior notes		–	(600,824)
Advances to Grande Cache Coal LP from non-controlling interest		179,047	–
Loan from a third party to Grande Cache Coal LP	5	108,608	–
Net cash used in financing activities		(164,839)	(1,689,798)
Net decrease in cash and cash equivalents		(1,577,684)	(121,908)
Cash and cash equivalents at 1 January	27	2,018,000	2,110,823
Effect of foreign exchange rate changes		(1,764)	29,085
Cash and cash equivalents reclassified as assets held for sale	5	–	–
Cash and cash equivalents at 31 December	27	438,552	2,018,000

The notes on pages 101 to 226 form part of these financial statements.



Notes to the Financial Statements

(Expressed in Hong Kong dollars unless otherwise indicated)

1 CORPORATE INFORMATION

Winsway Enterprises Holdings Limited (formerly known as "Winsway Coking Coal Holdings Limited") (the "Company") was incorporated in the British Virgin Islands ("BVI") on 17 September 2007 with limited liability under the Business Companies Act of the British Virgin Islands (2004). The Company and its subsidiaries (together referred to as the "Group") are principally engaged in the processing and trading of coking coal and other products and rendering of logistics services. In addition, the Group is engaged in the development of coal mills and production of coking coal, which has been classified as a discontinued operation since the board of directors committed a plan to dispose of the relevant business on 27 June 2014 (see Note 5).

2 SIGNIFICANT ACCOUNTING POLICIES

(a) Statement of compliance

These financial statements have been prepared in accordance with all applicable International Financial Reporting Standards ("IFRSs"), which collective term includes all applicable individual International Financial Reporting Standards, International Accounting Standards ("IASs") and Interpretations issued by the International Accounting Standards Board ("IASB"). These financial statements also comply with the applicable disclosure requirements of the Hong Kong Companies Ordinance, which for this financial year and the comparative period continue to be those of the predecessor Hong Kong Companies Ordinance (Cap. 32), in accordance with transitional and saving arrangements for Part 9 of the new Hong Kong Companies Ordinance (Cap. 622), "Accounts and Audit", which are set out in sections 76 to 87 of Schedule 11 to that Ordinance. These financial statements also comply with the applicable disclosure provisions of the Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited. A summary of the significant accounting policies adopted by the group is set out below.

The IASB has issued certain new and revised IFRSs that are first effective or available for early adoption for the current accounting period of the group and the company. Note 2(c) provides information on any changes in accounting policies resulting from initial application of these developments to the extent that they are relevant to the Group for the current and prior accounting periods reflected in these financial statements.

Notes to the Financial Statements (Continued)

(Expressed in Hong Kong dollars unless otherwise indicated)

2 SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

(b) Basis of preparation of the financial statements

The consolidated financial statements for the year ended 31 December 2014 comprise the Company and its subsidiaries and the Group's interest in an associate and a joint venture.

The measurement basis used in the preparation of the financial statements is the historical cost basis except that the following assets and liabilities are stated at their fair value as explained in the accounting policies set out below:

— Derivative financial instruments (see note 2(h)).

— Disposal group held for sale and discontinued operation are stated at the lower of carrying amount and fair value less costs to sell (see note 2(y)).

The preparation of financial statements in conformity with IFRSs requires management to make judgements, estimates and assumptions that affect the application of policies and reported amounts of assets, liabilities, income and expenses. The estimates and associated assumptions are based on historical experience and various other factors that are believed to be reasonable under the circumstances, the results of which form the basis of making the judgements about carrying values of assets and liabilities that are not readily apparent from other sources. Actual results may differ from these estimates.

The estimates and underlying assumptions are reviewed on an ongoing basis. Revisions to accounting estimates are recognised in the period in which the estimate is revised if the revision affects only that period, or in the period of the revision and future periods if the revision affects both current and future periods.

Judgements made by management in the application of IFRSs that have significant effect on the financial statements and major sources of estimation uncertainty are discussed in note 3.

The consolidated financial statements are presented in Hong Kong dollars ("HK$"), which is different from the functional currency of the Company and its principal subsidiaries. The Company's functional currency is United Stated dollars ("US$"). As the Company is a listed company in Hong Kong, the directors of the Company consider that it is appropriate to present the consolidated financial statements in HK$.

(Expressed in Hong Kong dollars unless otherwise indicated)

2 SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

(b) Basis of preparation of the financial statements (Continued)

The Group experienced a challenging trading period over the past few years as a result of the continuing depression of the coking coal market. For the year ended 31 December 2014, the Group sustained a further loss from continuing operations before taxation and impairment losses for non-current assets, of $703,726,000 and incurred a net cash outflow from operating activities of $2,417,795,000 from continuing operations. As at 31 December 2014, the Group had net current assets before the net assets held for sale, of $504,599,000, which may not be able to fund the Group's operations in 2015 in view of the net cash outflow in respect of operating activities for the year ended 31 December 2014. In addition, the Group's outstanding Senior Notes amounted to $2,364,347,000 as at 31 December 2014 are due to mature on 8 April 2016.

In view of such circumstances, the directors have given careful consideration to the future liquidity and performance of the Group and its available sources of financing in assessing whether the Group will be able to repay the outstanding Senior Notes and be able to finance its future working capital and financial requirements. Certain measures have been and are being taken to manage its liquidity needs and to improve its financial position which include, but are not limited to, the following:

1) As disclosed in note 29, the Group has engaged UBS AG, Hong Kong Branch and AlixPartners Services UK LLP as financial advisors to assist it in completing a possible restructuring of the outstanding Senior Notes with cash, equity or other form of consideration offered at a discount to the principal amount of the Senior Notes (the "Debt Restructuring");

2) The Group is also actively negotiating with prospective investors to raise new capital by carrying out fund raising activities including but not limited to placing of shares to prospective investors as a source of funding ("Equity Financing"), which is subject to certain conditions, including but not limited to the completion of due diligence and the completion of above-mentioned Debt Restructuring. The directors believe that such Equity Financing would significantly strengthen the cash flow position of the Group as a whole in the near future;

3) The Group is also negotiating with various financial institutions for renewal of the existing borrowings upon their maturity and/or obtaining additional financing.

4) The Group is also maximizing its sales effort, including speeding up sales of its existing inventories, seeking new orders from overseas markets, and implementing more stringent cost control measures with a view to improving operating cash flows.

Notes to the Financial Statements (Continued)

(Expressed in Hong Kong dollars unless otherwise indicated)

2 SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

(b) Basis of preparation of the financial statements (Continued)

Whilst the Group is taking measures to preserve cash and secure additional finance, the following material uncertainties exist:

a) The Senior Notes holders may not accept the Debt Restructuring or any cash consideration finally agreed may be higher than the consideration originally offered. If this is the case, the Group may not have sufficient cash to repay the Senior Notes as the Group's ability to repay the Senior Notes is dependent upon its ability to generate sufficient cash flows from the prospective investors, the lenders and its operating activities, which is also uncertain as explained below.

b) The Group may not be able to obtain support from the prospective investors and complete the proposed Equity Financing. The Group's ability to generate cash flows from such activities will be dependent upon a number of factors, including the completion of the Debt Restructuring.

c) The Group may not be able to obtain support from the lenders. The Group's ability to successfully negotiate with the lenders to renew existing borrowings and/or obtain additional financing is dependent upon the completion of the proposed fund raising activities and the future trading results of the Group.

d) The operation plans may not be successfully implemented and future trading results and cash flows in respect of operating activities may not be in line with the assumptions. The achievability of the plans is dependent upon the market environment, which is expected to remain challenging in the coming years.

These facts and circumstances indicate the existence of material uncertainties which may cast significant doubt on the Group's ability to continue as a going concern and therefore it may be unable to realise its assets and discharge its liabilities in the normal course of business.

2 SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

(b) Basis of preparation of the financial statements (Continued)

The factors mentioned in (b) and (c) above are critical to the achievability of the directors' plans to manage the liquidity needs. It is the directors' belief that they will successfully negotiate with Senior Notes holders on the Debt Restructuring in connection with the outstanding senior notes and the prospective investors will provide their financial support after satisfying the conditions referred to in (2) above in order for the Group to meet its financial obligations and to finance its future working capital and financial requirements.

The directors have reviewed the Group's cash flow projections prepared by management. The cash flow projections cover a period of not less than twelve months from the end of the reporting period. They are of the opinion that, taking into account the above-mentioned plans and measures, the Group will have sufficient working capital to finance its operations and to meet its financial obligations as and when they fall due within the next twelve months from the end of the reporting period. Accordingly, the directors are of the opinion that it is appropriate to prepare the financial statements for the year ended 31 December 2014 on a going concern basis.

Should the Group be unable to continue to operate as a going concern, adjustments would have to be made to write down the value of assets to their recoverable amounts, to provide for further liabilities which might arise and to reclassify non-current assets and non-current liabilities as current assets and current liabilities respectively. The effect of these adjustments has not been reflected in the financial statements.

Notes to the Financial Statements (Continued)

(Expressed in Hong Kong dollars unless otherwise indicated)

2 SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

(c) Changes in accounting policies

The IASB has issued the following amendments to IFRSs and one new Interpretation that are first effective for the current accounting period of the Group and the Company:

- Amendments to IFRS 10, IFRS 12 and IAS 27, *Investment entities*
- Amendments to IAS 32, *Offsetting financial assets and financial liabilities*
- Amendments to IAS 36, *Recoverable amount disclosures for non-financial assets*
- Amendments to IAS 39, *Novation of derivatives and continuation of hedge accounting*
- IFRIC 21, *Levies*

The Group has not applied any new standard or interpretation that is not yet effective for the current accounting period. Impacts of the adoption of the new or amended IFRSs are discussed below:

Amendments to IFRS 10, IFRS 12 and IAS 27, *Investment entities*

The amendments provide consolidation relief to those parents which qualify to be an investment entity as defined in the amended IFRS 10. Investment entities are required to measure their subsidiaries at fair value through profit or loss. These amendments do not have an impact on these financial statements as the Company does not qualify to be an investment entity.

Amendments to IAS 32, *Offsetting financial assets and financial liabilities*

The amendments to IAS 32 clarify the offsetting criteria in IAS 32. The amendments do not have an impact on these financial statements as they are consistent with the policies already adopted by the Group.

2 SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

(c) Changes in accounting policies (Continued)

Amendments to IAS 36, ***Recoverable amount disclosures for non-financial assets***

The amendments to IAS 36 modify the disclosure requirements for impaired non-financial assets. Among them, the amendments expand the disclosures required for an impaired asset or cash generating unit whose recoverable amount is based on fair value less costs of disposal. Disclosures in respect of impaired assets relating to the disposal group held for sale have been disclosed in note 5.

Amendments to IAS 39, ***Novation of derivatives and continuation of hedge accounting***

The amendments to IAS 39 provide relief from discontinuing hedge accounting when novation of a derivative designated as a hedging instrument meets certain criteria. The amendments do not have an impact on these financial statements as the Group has not novated any of its derivatives.

IFRIC 21, ***Levies***

The Interpretation provides guidance on when a liability to pay a levy imposed by a government should be recognised. The amendments do not have an impact on these financial statements as the guidance is consistent with the Group's existing accounting policies.

(d) Subsidiaries and non-controlling interests

Subsidiaries are entities controlled by the Group. The Group controls an entity when it is exposed, or has rights, to variable returns from its involvement with the entity and has the ability to affect those returns through its power over the entity. When assessing whether the Group has power, only substantive rights (held by the Group and other parties) are considered.

An investment in a subsidiary is consolidated into the consolidated financial statements from the date that control commences until the date that control ceases. Intra-group balances, transactions and cash flows and any unrealised profits arising from intra-group transactions are eliminated in full in preparing the consolidated financial statements. Unrealised losses resulting from intra-group transactions are eliminated in the same way as unrealised gains but only to the extent that there is no evidence of impairment.

Notes to the Financial Statements (Continued)

(Expressed in Hong Kong dollars unless otherwise indicated)

2 SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

(d) Subsidiaries and non-controlling interests (Continued)

Non-controlling interests represent the equity in a subsidiary not attributable directly or indirectly to the Company, and in respect of which the Group has not agreed any additional terms with the holders of those interests which would result in the Group as a whole having a contractual obligation in respect of those interests that meets the definition of a financial liability. For each business combination, the Group can elect to measure any non-controlling interests either at fair value or at the non-controlling interests' proportionate share of the subsidiary's net identifiable assets.

Non-controlling interests are presented in the consolidated statement of financial position within equity, separately from equity attributable to the equity shareholders of the Company. Non-controlling interests in the results of the Group are presented on the face of the consolidated statement of profit or loss and the statement of profit or loss and other comprehensive income as an allocation of the total profit or loss and total comprehensive income for the year between non-controlling interests and the equity shareholders of the Company. Loans from holders of non-controlling interests and other contractual obligations towards these holders are presented as financial liabilities in the consolidated statement of financial position in accordance with notes 2(p) or (q) depending on the nature of the liability.

Changes in the Group's interests in a subsidiary that do not result in a loss of control are accounted for as equity transactions, whereby adjustments are made to the amounts of controlling and non-controlling interests within consolidated equity to reflect the change in relative interests, but no adjustments are made to goodwill and no gain or loss is recognised.

When the Group loses control of a subsidiary, it is accounted for as a disposal of the entire interest in that subsidiary, with a resulting gain or loss being recognised in profit or loss. Any interest retained in that former subsidiary at the date when control is lost is recognised at fair value and this amount is regarded as the fair value on initial recognition of a financial asset (see note 2(g)) or, when appropriate, the cost on initial recognition of an investment in an associate or a joint venture (see note 2(e)).

In the Company's statement of financial position, an investment in a subsidiary is stated at cost less impairment losses (see note 2(m)), unless the investment is classified as held for sale (or included in a disposal group that is classified as held for sale) (see note 2(y)).

2 SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

(e) Associates and joint ventures

An associate is an entity in which the Group or Company has significant influence, but not control or joint control, over its management, including participation in the financial and operating policy decisions.

A joint venture is an arrangement whereby the Group or Company and other parties contractually agree to share control of the arrangement, and have rights to the net assets of the arrangement.

An investment in an associate or a joint venture is accounted for in the consolidated financial statements under the equity method. Under the equity method, the investment is initially recorded at cost, adjusted for any excess of the Group's share of the acquisition-date fair values of the investee's identifiable net assets over the cost of the investment (if any). Thereafter, the investment is adjusted for the post acquisition change in the Group's share of the investee's net assets and any impairment loss relating to the investment (see notes 2(f) and (m)). Any acquisition-date excess over cost, the Group's share of the post-acquisition, post-tax results of the investees and any impairment losses for the year are recognised in the consolidated statement of profit or loss, whereas the Group's share of the post-acquisition post-tax items of the investees' other comprehensive income is recognised in the consolidated statement of profit or loss and other comprehensive income.

When the Group's share of losses exceeds its interest in the associate or the joint venture, the Group's interest is reduced to nil and recognition of further losses is discontinued except to the extent that the Group has incurred legal or constructive obligations or made payments on behalf of the investee. For this purpose, the Group's interest is the carrying amount of the investment under the equity method together with the Group's long-term interests that in substance form part of the Group's net investment in the associate or the joint venture.

Unrealised profits and losses resulting from transactions between the Group and its associate and joint venture are eliminated to the extent of the Group's interest in the investee, except where unrealised losses provide evidence of an impairment of the asset transferred, in which case they are recognised immediately in profit or loss.

Notes to the Financial Statements (Continued)

(Expressed in Hong Kong dollars unless otherwise indicated)

2 SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

(e) Associates and joint ventures (Continued)

When the Group ceases to have significant influence over an associate or joint control over a joint venture, it is accounted for as a disposal of the entire interest in that investee, with a resulting gain or loss being recognised in profit or loss. Any interest retained in that former investee at the date when joint control is lost is recognised at fair value and this amount is regarded as the fair value on initial recognition of a financial asset (see note 2(g)).

In the Company's statement of financial position, investments in associates and joint ventures are stated at cost less impairment losses (see note 2(m)).

(f) Goodwill

Goodwill represents the excess of

(i) the aggregate of the fair value of the consideration transferred, the amount of any non-controlling interest in the acquiree and the fair value of the Group's previously held equity interest in the acquiree; over

(ii) the net fair value of the acquiree's identifiable assets and liabilities measured as at the acquisition date.

When (ii) is greater than (i), then this excess is recognised immediately in profit or loss as a gain on a bargain purchase.

Goodwill is stated at cost less accumulated impairment losses. Goodwill arising on a business combination is allocated to each cash-generating unit, or groups of cash-generating units, that is expected to benefit from the synergies of the combination and is tested annually for impairment (see note 2(m)).

On disposal of a cash-generating unit during the year, any attributable amount of purchased goodwill is included in the calculation of the profit or loss on disposal.



2 SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

(g) Other investments in equity securities

The Group's and the Company's policies for investments in equity securities, other than investments in subsidiaries, associates and joint ventures, are as follows:

Other investments in equity securities are initially stated at fair value, which is their transaction price unless it is determined that the fair value at initial recognition differs from the transaction price and that fair value is evidenced by a quoted price in an active market for an identical asset or liability or based on a valuation technique that uses only data from observable markets. Cost includes attributable transaction costs, except where indicated otherwise below. These investments are subsequently accounted for as follows, depending on their classification:

Investments in equity securities held for trading are classified as current assets. Any attributable transaction costs are recognised in profit or loss as incurred. At the end of each reporting period the fair value is remeasured, with any resultant gain or loss being recognised in profit or loss. The net gain or loss recognised in profit or loss does not include any dividends earned on these investments as these are recognised in accordance with the policies set out in note 2(v)(iii).

Investments in equity securities that do not have a quoted price in an active market for an identical instrument and whose fair value cannot otherwise be reliably measured are recognised in the statement of financial position at cost less impairment losses (see note 2(m)). Dividend income from equity securities is recognised in profit or loss in accordance with the policies set out in notes 2(v)(iii).

Investments are recognised/derecognised on the date the Group commits to purchase/sell the investments or they expire.

(h) Derivative financial instruments

Embedded derivatives are separated from the host contract and accounted for separately if certain criteria are met. Derivative financial instruments are recognised initially at fair value. At the end of each reporting period the fair value is remeasured. The gain or loss on remeasurement to fair value is recognised immediately in profit or loss, except where the derivatives qualify for cash flow hedge accounting or hedge the net investment in a foreign operation, in which case recognition of any resultant gain or loss depends on the nature of the item being hedged.

Notes to the Financial Statements (Continued)

(Expressed in Hong Kong dollars unless otherwise indicated)

2 SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

(i) Exploration and evaluation expenditures

Exploration and evaluation activity involves the search for mineral resources, the determination of technical feasibility and the assessment of commercial viability of an identified resource.

Exploration and evaluation expenditures include costs which are directly attributable to researching and analysing historic exploration data, conducting topographical, geological, geochemical and geophysical studies as well as exploratory drilling, trenching and sampling. In addition, costs incurred to prove the technical feasibility and commercial viability of resources found are included.

Expenditure during the initial exploration stage of a project is charged to profit or loss as incurred. Exploration and evaluation costs, including the costs of acquiring licenses, are capitalised as exploration and evaluation assets on a project-by-project basis pending determination of the technical feasibility and commercial viability of the project. The capitalised costs are presented as either tangible or intangible exploration and evaluation assets according to the nature of the assets.

Once the technical feasibility and commercial viability of the extraction of proven and probable mineral reserves in an area of interest are demonstrable, exploration and evaluation assets are tested for impairment and reclassified to "Mineral assets" within property, plant and equipment. When a project is abandoned, the related irrecoverable costs are written off to profit or loss immediately.

(j) Property, plant and equipment

(i) Mineral assets

Mineral assets include the capitalised costs directly attributable to the development and construction of mines (including amounts transferred from exploration and evaluation assets), capitalised stripping costs and assets recognised for the restoration obligations of the mining operations (see note 2(u)(iii)).

When proven and probable coal reserves have been determined, stripping costs incurred to develop coal mines are capitalised as part of the cost of the mineral assets.



2 SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

(j) Property, plant and equipment (Continued)

(i) Mineral assets (Continued)

Stripping costs incurred during the production phase of a surface mine are allocated between the inventory produced and the stripping activity asset using an average strip ratio for the pit life. The stripping activity asset is depreciated on a systematic basis, over the expected useful life of the identified component of the mineralised body that becomes more accessible as a result of the stripping activity, on an units-of-production basis over the estimated recoverable mineral reserves that directly benefit from the stripping activity.

Mineral assets are depreciated on the units-of-production method utilising only proven and probable coal reserves in the depletion base.

(ii) Other property, plant and equipment

Other property, plant and equipment are stated at cost less accumulated depreciation and impairment losses (see note 2(m)).

Construction in progress represents other property, plant and equipment under construction and equipment pending installation, and is initially recognised in the statement of financial position at cost less impairment losses (see note 2(m)). The construction in progress is transferred to property, plant and equipment when the asset is substantially ready for its intended use.

The cost of self-constructed items of other property, plant and equipment includes the cost of materials, direct labour, the initial estimate, where relevant, of the costs of dismantling and removing the items and restoring the site on which they are located, and an appropriate proportion of production overheads and borrowing costs (see note 2(x)).

Gains or losses arising from the retirement or disposal of an item of other property, plant and equipment are determined as the difference between the net disposal proceeds and the carrying amount of the item and are recognised in profit or loss on the date of retirement or disposal.

Notes to the Financial Statements (Continued)

(Expressed in Hong Kong dollars unless otherwise indicated)

2 SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

(j) Property, plant and equipment (Continued)

(ii) Other property, plant and equipment (Continued)

Depreciation is calculated to write off the cost of items of other property, plant and equipment, less their estimated residual value, if any, using the straight-line method over their estimated useful lives as follows:

Buildings	10 to 20 years
Plant and machinery	3 to 20 years
Motor vehicles	4 to 5 years
Office and other equipment	2 to 10 years
Railway special assets	8 to 50 years

Where parts of an item of other property, plant and equipment have different useful lives, the cost of the item is allocated on a reasonable basis between the parts and each part is depreciated separately. Both the useful life of an asset and its residual value, if any, are reviewed annually.

(k) Intangible assets

(i) Mining rights

The cost of mining rights acquired in a business combination is their fair value as at the date of acquisition. Following the initial recognition, mining rights are stated at cost less accumulated amortisation and impairment losses (see note 2(m)).

Mining rights are amortised on the units of production method utilising only proven and probable coal reserves in the depletion base.

2 SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

(k) Intangible assets (Continued)

(ii) Other intangible assets

Other intangible assets that are acquired by the Group are stated at cost less accumulated amortisation with finite useful lives, and impairment losses (see note 2(m)). Amortisation is recognised in profit or loss on a straight-line basis over the assets' useful lives. The following other intangible assets with finite useful lives are amortised from the date they are available for use and their estimated useful lives are as follows:

Software	10 years

Both the period and method of amortisation are reviewed annually.

(l) Leased assets

An arrangement, comprising a transaction or a series of transactions, is or contains a lease if the Group determines that the arrangement conveys a right to use a specific asset or assets for an agreed period of time in return for a payment or a series of payments. Such a determination is made based on an evaluation of the substance of the arrangement and is regardless of whether the arrangement takes the legal form of a lease.

(i) Classification of assets leased to the Group

Assets that are held by the Group under leases which transfer to the Group substantially all the risks and rewards of ownership are classified as being held under finance leases. Leases which do not transfer substantially all the risks and rewards of ownership to the Group are classified as operating leases.

Notes to the Financial Statements (Continued)

(Expressed in Hong Kong dollars unless otherwise indicated)

2 SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

(l) Leased assets (Continued)

(ii) Assets acquired under finance leases

Where the Group acquires the use of assets under finance leases, the amounts representing the fair value of the leased asset, or, if lower, the present value of the minimum lease payments, of such assets are included in property, plant and equipment and the corresponding liabilities, net of finance charges, are recorded as obligations under finance leases. Depreciation is provided at rates which write off the cost or valuation of the assets over the term of the relevant lease or, where it is likely the Group will obtain ownership of the asset, the life of the asset, as set out in note 2(j). Impairment losses are accounted for in accordance with the accounting policy as set out in note 2(m). Finance charges implicit in the lease payments are charged to profit or loss over the period of the leases so as to produce an approximately constant periodic rate of charge on the remaining balance of the obligations for each accounting period. Contingent rentals are charged to profit or loss in the accounting period in which they are incurred.

(iii) Operating lease charges

Where the Group has the use of assets held under operating leases, payments made under the leases are charged to profit or loss in equal instalments over the accounting periods covered by the lease term, except where an alternative basis is more representative of the pattern of benefits to be derived from the leased asset. Lease incentives received are recognised in profit or loss as an integral part of the aggregate net lease payments made. Contingent rentals are charged to profit or loss in the accounting period in which they are incurred.

The cost of acquiring land held under an operating lease (land use rights) is amortised on a straight-line basis over the period of the lease term.

2 SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

(m) Impairment of assets

(i) Impairment of investments in equity securities and receivables

Investments in equity securities and other current and non-current receivables that are stated at cost or amortised cost are reviewed at the end of each reporting period to determine whether there is objective evidence of impairment. Objective evidence of impairment includes observable data that comes to the attention of the Group about one or more of the following loss events:

- significant financial difficulty of the debtor;
- a breach of contract, such as a default or delinquency in interest or principal payments;
- it becoming probable that the debtor will enter bankruptcy or other financial reorganisation;
- significant changes in the technological, market, economic or legal environment that have an adverse effect on the debtor; and
- a significant or prolonged decline in the fair value of an investment in an equity instrument below its cost.

If any such evidence exists, any impairment loss is determined and recognised as follows:

- For investments in associates and joint ventures accounted for under the equity method in the consolidated financial statements (see note 2(e)), the impairment loss is measured by comparing the recoverable amount of the investment with its carrying amount in accordance with note 2(m)(ii). The impairment loss is reversed if there has been a favourable change in the estimates used to determine the recoverable amount in accordance with note 2(m)(ii).

Notes to the Financial Statements (Continued)

(Expressed in Hong Kong dollars unless otherwise indicated)

2 SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

(m) Impairment of assets (Continued)

(i) Impairment of investments in equity securities and receivables (Continued)

- For unquoted equity securities carried at cost, the impairment loss is measured as the difference between the carrying amount of the financial asset and the estimated future cash flows, discounted at the current market rate of return for a similar financial asset where the effect of discounting is material. Impairment losses for equity securities carried at cost are not reversed.

- For trade and other current receivables and other financial assets carried at amortised cost, the impairment loss is measured as the difference between the asset's carrying amount and the present value of estimated future cash flows, discounted at the financial asset's original effective interest rate (i.e. the effective interest rate computed at initial recognition of these assets), where the effect of discounting is material. This assessment is made collectively where these financial assets share similar risk characteristics, such as similar past due status, and have not been individually assessed as impaired. Future cash flows for financial assets which are assessed for impairment collectively are based on historical loss experience for assets with credit risk characteristics similar to the collective group.

If in a subsequent period the amount of an impairment loss decreases and the decrease can be linked objectively to an event occurring after the impairment loss was recognised, the impairment loss is reversed through profit or loss. A reversal of an impairment loss shall not result in the asset's carrying amount exceeding that which would have been determined had no impairment loss been recognised in prior years.

2 SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

(m) Impairment of assets (Continued)

(i) Impairment of investments in equity securities and receivables (Continued)

Impairment losses are written off against the corresponding assets directly, except for impairment losses recognised in respect of trade debtors and bills receivable included within trade and other receivables, whose recovery is considered doubtful but not remote. In this case, the impairment losses for doubtful debts are recorded using an allowance account. When the Group is satisfied that recovery is remote, the amount considered irrecoverable is written off against trade debtors and bills receivable directly and any amounts held in the allowance account relating to that debt are reversed. Subsequent recoveries of amounts previously charged to the allowance account are reversed against the allowance account. Other changes in the allowance account and subsequent recoveries of amounts previously written off directly are recognised in profit or loss.

(ii) Impairment of other assets

Internal and external sources of information are reviewed at the end of the each reporting period to identify indications that the following assets may be impaired or, except in the case of goodwill, an impairment loss previously recognised no longer exists or may have decreased:

- property, plant and equipment;
- construction in progress;
- lease prepayments;
- intangible assets;
- goodwill; and
- investments in subsidiaries in the Company's statement of financial position.

Notes to the Financial Statements (Continued)

(Expressed in Hong Kong dollars unless otherwise indicated)

2 SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

(m) Impairment of assets (Continued)

(ii) Impairment of other assets (Continued)

If any such indication exists, the asset's recoverable amount is estimated. In addition, for goodwill, intangible assets that are not yet available for use and intangible assets that have indefinite useful lives, the recoverable amount is estimated annually whether or not there is any indication of impairment.

- Calculation of recoverable amount

  The recoverable amount of an asset is the greater of its fair value less costs of disposal and value in use. In assessing value in use, the estimated future cash flows are discounted to their present value using a pre-tax discount rate that reflects current market assessments of the time value of money and the risks specific to the asset. Where an asset does not generate cash inflows largely independent of those from other assets, the recoverable amount is determined for the smallest group of assets that generates cash inflows independently (i.e. a cash-generating unit).

- Recognition of impairment losses

  An impairment loss is recognised in profit or loss if the carrying amount of an asset, or the cash-generating unit to which it belongs, exceeds its recoverable amount. Impairment losses recognised in respect of cash-generating units are allocated first to reduce the carrying amount of any goodwill allocated to the cash-generating unit (or group of units) and then, to reduce the carrying amount of the other assets in the unit (or group of units) on a pro rata basis, except that the carrying value of an asset will not be reduced below its individual fair value less costs of disposal (if measurable) or value in use (if determinable).

2 SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

(m) Impairment of assets (Continued)

(ii) Impairment of other assets (Continued)

- Reversals of impairment losses

  In respect of assets other than goodwill, an impairment loss is reversed if there has been a favourable change in the estimates used to determine the recoverable amount. An impairment loss in respect of goodwill is not reversed.

  A reversal of an impairment loss is limited to the asset's carrying amount that would have been determined had no impairment loss been recognised in prior years. Reversals of impairment losses are credited to profit or loss in the year in which the reversals are recognised.

(iii) Interim financial reporting and impairment

Under the Rules Governing the Listing of Securities on the Stock Exchange of Hong Kong Limited, the Group is required to prepare an interim financial report in compliance with IAS 34, *Interim financial reporting*, in respect of the first six months of the financial year. At the end of the interim period, the Group applies the same impairment testing, recognition, and reversal criteria as it would at the end of the financial year (see notes 2(m)(i) and (ii)).

Impairment losses recognised in an interim period in respect of goodwill and unquoted equity securities carried at cost are not reversed in a subsequent period. This is the case even if no loss, or a smaller loss, would have been recognised had the impairment been assessed only at the end of the financial year to which the interim period relates.

Notes to the Financial Statements (Continued)

(Expressed in Hong Kong dollars unless otherwise indicated)

2 SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

(n) Inventories

Inventories are carried at the lower of cost and net realisable value.

Cost is calculated using the weighted average cost formula and comprises all costs of purchase, costs of conversion and other costs incurred in bringing the inventories to their present location and condition.

Net realisable value is the estimated selling price in the ordinary course of business less the estimated costs necessary to make the sale.

When inventories are sold, the carrying amount of those inventories is recognised as an expense in the period in which the related revenue is recognised. The amount of any write down of inventories to net realisable value and all losses of inventories are recognised as an expense in the period the write down or loss occurs. The amount of any reversal of any write down of inventories is recognised as a reduction in the amount of inventories recognised as an expense in the period in which the reversal occurs.

(o) Trade and other receivables

Trade and other receivables are initially recognised at fair value and thereafter stated at amortised cost using the effective interest method less allowance for impairment of doubtful debts (see note 2(m)), except where the receivables are interest-free loans made to related parties without any fixed repayment terms or the effect of discounting would be immaterial. In such cases, the receivables are stated at cost less allowance for impairment of doubtful debts.

(p) Interest-bearing borrowings

Interest-bearing borrowings are recognised initially at fair value less attributable transaction costs. Subsequent to initial recognition, interest-bearing borrowings are stated at amortised cost with any difference between the amount initially recognised and redemption value being recognised in profit or loss over the period of the borrowings, together with any interest and fees payable, using the effective interest method.

2 SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

(p) Interest-bearing borrowings (Continued)

Costs or fees incurred in relation to unsubstantial modification of the terms of interest-bearing borrowings adjust the carrying amount of interest-bearing borrowings and are amortised over the remaining term of the modified borrowing.

(q) Trade and other payables

Trade and other payables are initially recognised at fair value. Except for financial guarantee liabilities measured in accordance with note 2(u)(i), trade and other payables are subsequently stated at amortised cost unless the effect of discounting would be immaterial, in which case they are stated at cost.

(r) Cash and cash equivalents

Cash and cash equivalents comprise cash at bank and on hand, demand deposits with banks and other financial institutions, and short-term, highly liquid investments that are readily convertible into known amounts of cash and which are subject to an insignificant risk of changes in value, having been within three months of maturity at acquisition.

(s) Employee benefits

(i) Short term employee benefits and contributions to defined contribution retirement plans

Salaries, annual bonuses, paid annual leave, contributions to defined contribution retirement plans and the cost of non-monetary benefits are accrued in the year in which the associated services are rendered by employees. Where payment or settlement is deferred and the effect would be material, these amounts are stated at their present values.

Obligations for contributions to appropriate local defined contribution retirement schemes pursuant to the relevant labour rules and regulations in relevant jurisdictions are recognised as an expense in profit or loss as incurred, except to the extent that they are included in the cost of inventories not yet recognised as an expense.

Notes to the Financial Statements (Continued)

(Expressed in Hong Kong dollars unless otherwise indicated)

2 SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

(s) Employee benefits (Continued)

(ii) Share-based payments

The fair value of share options and restricted share units granted to employees is recognised as an employee cost with a corresponding increase in the other reserve within equity. The fair value of share options is measured at grant date using the binomial lattice model, taking into account the terms and conditions upon which the options were granted. The fair value of restricted share units is measured at grant date using the market price of the Company's shares. Where the employees have to meet vesting conditions before becoming unconditionally entitled to the options and restricted share units, the total estimated fair value of the options and restricted share units is spread over the vesting period, taking into account the probability that the options and restricted share units will vest.

During the vesting period, the number of share options and restricted share units that is expected to vest is reviewed. Any resulting adjustment to the cumulative fair value recognised in prior years is charged/credited to the profit or loss for the year of the review, unless the original employee expenses qualify for recognition as an asset, with a corresponding adjustment to the other reserve. On vesting date, the amount recognised as an expense is adjusted to reflect the actual number of options and restricted share units that vest (with a corresponding adjustment to the other reserve) except where forfeiture is only due to not achieving vesting conditions that relate to the market price of the Company's shares. The equity amount related to share options is recognised in the other reserve until either the option is exercised (when it is transferred to the share capital account) or the option expires (when it is released directly to retained earnings). The equity amount related to restricted share units is recognised in other reserve until the restricted share units become vested and is transferred to employee share trusts (see note 36(f)(iv)).

2 SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

(t) Income tax

Income tax for the year comprises current tax and movements in deferred tax assets and liabilities. Current tax and movements in deferred tax assets and liabilities are recognised in profit or loss except to the extent that they relate to items recognised in other comprehensive income or directly in equity, in which case the relevant amounts of tax are recognised in other comprehensive income or directly in equity, respectively.

Current tax is the expected tax payable on the taxable income for the year, using tax rates enacted or substantively enacted at the end of the reporting period, and any adjustment to tax payable in respect of previous years.

Deferred tax assets and liabilities arise from deductible and taxable temporary differences respectively, being the differences between the carrying amounts of assets and liabilities for financial reporting purposes and their tax bases. Deferred tax assets also arise from unused tax losses and unused tax credits.

Apart from certain limited exceptions, all deferred tax liabilities, and all deferred tax assets to the extent that it is probable that future taxable profits will be available against which the asset can be utilised, are recognised. Future taxable profits that may support the recognition of deferred tax assets arising from deductible temporary differences include those that will arise from the reversal of existing taxable temporary differences, provided those differences relate to the same taxation authority and the same taxable entity, and are expected to reverse either in the same period as the expected reversal of the deductible temporary difference or in periods into which a tax loss arising from the deferred tax asset can be carried back or forward. The same criteria are adopted when determining whether existing taxable temporary differences support the recognition of deferred tax assets arising from unused tax losses and credits, that is, those differences are taken into account if they relate to the same taxation authority and the same taxable entity, and are expected to reverse in a period, or periods, in which the tax loss or credit can be utilised.

Notes to the Financial Statements (Continued)

(Expressed in Hong Kong dollars unless otherwise indicated)

2 SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

(t) Income tax (Continued)

The limited exceptions to recognition of deferred tax assets and liabilities are those temporary differences arising from goodwill not deductible for tax purposes, the initial recognition of assets or liabilities that affect neither accounting nor taxable profit (provided they are not part of a business combination), and temporary differences relating to investments in subsidiaries to the extent that, in the case of taxable differences, the Group controls the timing of the reversal and it is probable that the differences will not reverse in the foreseeable future, or in the case of deductible differences, unless it is probable that they will reverse in the future.

The amount of deferred tax recognised is measured based on the expected manner of realisation or settlement of the carrying amount of the assets and liabilities, using tax rates enacted or substantively enacted at the end of the reporting period. Deferred tax assets and liabilities are not discounted.

The carrying amount of a deferred tax asset is reviewed at the end of each reporting period and is reduced to the extent that it is no longer probable that sufficient taxable profits will be available to allow the related tax benefit to be utilised. Any such reduction is reversed to the extent that it becomes probable that sufficient taxable profits will be available.

Additional income taxes that arise from the distribution of dividends are recognised when the liability to pay the related dividends is recognised.

Current tax balances and deferred tax balances, and movements therein, are presented separately from each other and are not offset. Current tax assets are offset against current tax liabilities, and deferred tax assets against deferred tax liabilities, if the Company or the Group has the legally enforceable right to set off current tax assets against current tax liabilities and the following additional conditions are met:

- in the case of current tax assets and liabilities, the Company or the Group intends either to settle on a net basis, or to realise the asset and settle the liability simultaneously; or
- in the case of deferred tax assets and liabilities, if they relate to income taxes levied by the same taxation authority on either:

(Expressed in Hong Kong dollars unless otherwise indicated)

2 SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

(t) Income tax (Continued)

- the same taxable entity; or
- different taxable entities, which, in each future period in which significant amounts of deferred tax liabilities or assets are expected to be settled or recovered, intend to realise the current tax assets and settle the current tax liabilities on a net basis or realise and settle simultaneously.

(u) Financial guarantees issued, provisions and contingent liabilities

(i) Financial guarantees issued

Financial guarantees are contracts that require the issuer (i.e. the guarantor) to make specified payments to reimburse the beneficiary of the guarantee (the "holder") for a loss the holder incurs because a specified debtor fails to make payment when due in accordance with the terms of a debt instrument.

Where the Group issues a financial guarantee, the fair value of the guarantee is initially recognised as deferred income within trade and other payables. The fair value of financial guarantees issued at the time of issuance is determined by reference to fees charged in an arm's length transaction for similar services, when such information is obtainable, or is otherwise estimated by reference to interest rate differentials, by comparing the actual rates charged by lenders when the guarantee is made available with the estimated rates that lenders would have charged, had the guarantees not been available, where reliable estimates of such information can be made. Where consideration is received or receivable for the issuance of the guarantee, the consideration is recognised in accordance with the Group's policies applicable to that category of asset. Where no such consideration is received or receivable, an immediate expense is recognised in profit or loss on initial recognition of any deferred income.

The amount of the guarantee initially recognised as deferred income is amortised in profit or loss over the term of the guarantee as income from financial guarantees issued. In addition, provisions are recognised in accordance with note 2(u)(ii) if and when (i) it becomes probable that the holder of the guarantee will call upon the Group under the guarantee, and (ii) the amount of that claim on the Group is expected to exceed the amount currently carried in trade and other payables in respect of that guarantee i.e. the amount initially recognised, less accumulated amortisation.

Notes to the Financial Statements (Continued)

(Expressed in Hong Kong dollars unless otherwise indicated)

2 SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

(u) Financial guarantees issued, provisions and contingent liabilities (Continued)

(ii) Provisions and contingent liabilities

Provisions are recognised for other liabilities of uncertain timing or amount when the Group or the Company has a legal or constructive obligation arising as a result of a past event, it is probable that an outflow of economic benefits will be required to settle the obligation and a reliable estimate can be made. Where the time value of money is material, provisions are stated at the present value of the expenditure expected to settle the obligation.

Where it is not probable that an outflow of economic benefits will be required, or the amount cannot be estimated reliably, the obligation is disclosed as a contingent liability, unless the probability of outflow of economic benefits is remote. Possible obligations, whose existence will only be confirmed by the occurrence or non-occurrence of one or more future events are also disclosed as contingent liabilities unless the probability of outflow of economic benefits is remote.

(iii) Restoration provisions

The Group's obligations for restoration consist of spending estimates at its mines in accordance with the relevant rules and regulations in respective jurisdictions. The Group estimates its liabilities for final restoration and mine closure based upon detailed calculations of the amount and timing of the future cash spending to perform the required work. Spending estimates are escalated for inflation, then discounted at a discount rate that reflects current market assessments of the time value of money and the risks specific to the liability such that the amount of provision reflects the present value of the expenditures expected to be required to settle the obligation. The Group records a corresponding asset associated with the liability for final restoration and mine closure, which is included in the mineral assets. The obligation and corresponding asset are recognised in the period in which the liability is incurred. The asset is depreciated on the units-of-production method over its expected life and the liability is accreted to the projected spending date. As changes in estimates occur (such as mine plan revisions, changes in estimated costs, or changes in timing of the performance of restoration activities), the revisions to the obligation and the corresponding asset are recognised at the appropriate discount rate.

2 SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

(v) Revenue recognition

Revenue is measured at the fair value of the consideration received or receivable. Provided it is probable that the economic benefits will flow to the Group and the revenue and costs, if applicable, can be measured reliably, revenue is recognised in profit or loss as follows:

(i) Sales of goods

Revenue is recognised when goods are delivered at the customers' premises which is taken to be the point in time when the customer has accepted the goods and the related risks and rewards of ownership. Revenue excludes value added tax and other sales taxes and is after deduction of any trade discounts.

(ii) Rendering of services

Revenue from services rendered is recognised in profit or loss in proportion to the stage of completion of the transaction at the reporting date. The stage of completion is assessed by reference to surveys of work performed.

(iii) Dividends

Dividend income from unlisted investments is recognised when the shareholder's right to receive payment is established.

(iv) Interest income

Interest income is recognised as it accrues using the effective interest method.

Notes to the Financial Statements (Continued)

(Expressed in Hong Kong dollars unless otherwise indicated)

2 SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

(v) **Revenue recognition** (Continued)

(v) Government grants

Government grants are recognised in the statement of financial position initially when there is reasonable assurance that they will be received and that the Group will comply with the conditions attaching to them. Grants that compensate the Group for expenses incurred are recognised as revenue in profit or loss on a systematic basis in the same periods in which the expenses are incurred. Grants that compensate the Group for the cost of an asset are recognised in profit or loss over the useful life of the assets.

(w) Translation of foreign currencies

Foreign currency transactions during the year are translated at the foreign exchange rates ruling at the transaction dates. Monetary assets and liabilities denominated in foreign currencies are translated at the foreign exchange rates ruling at the end of the reporting period. Exchange gains and losses are recognised in profit or loss.

Non-monetary assets and liabilities that are measured in terms of historical cost in a foreign currency are translated using the foreign exchange rates ruling at the transaction dates. Non-monetary assets and liabilities denominated in foreign currencies that are stated at fair value are translated using the foreign exchange rates ruling at the dates the fair value was measured.

The results of foreign operations are translated into HK$ at the exchange rates approximating the foreign exchange rates ruling at the dates of the transactions. Statement of financial position items, including goodwill arising on consolidation of foreign operations acquired, are translated into HK$ at the closing foreign exchange rates at the end of the reporting period. The resulting exchange differences are recognised in other comprehensive income and accumulated separately in equity in the exchange reserve.

On disposal of a foreign operation, the cumulative amount of the exchange differences relating to that foreign operation is reclassified from equity to profit or loss when the profit or loss on disposal is recognised.



(Expressed in Hong Kong dollars unless otherwise indicated)

2 SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

(x) Borrowing costs

Borrowing costs that are directly attributable to the acquisition, construction or production of an asset which necessarily takes a substantial period of time to get ready for its intended use or sale are capitalised as part of the cost of that asset. Other borrowing costs are expensed in the period in which they are incurred.

The capitalisation of borrowing costs as part of the cost of a qualifying asset commences when expenditure for the asset is being incurred, borrowing costs are being incurred and activities that are necessary to prepare the asset for its intended use or sale are in progress. Capitalisation of borrowing costs is suspended or ceases when substantially all the activities necessary to prepare the qualifying asset for its intended use or sale are interrupted or complete.

(y) Disposal group held for sale and discontinued operation

(i) Disposal group held for sale

A disposal group is classified as held for sale if it is highly probable that its carrying amount will be recovered through a sale transaction rather than through continuing use and the disposal group is available for sale in its present condition. A disposal group is a group of assets to be disposed of together as a group in a single transaction, and liabilities directly associated with those assets that will be transferred in the transaction.

Immediately before classification as held for sale, the measurement of all individual assets and liabilities in a disposal group is brought up-to-date in accordance with the accounting policies before the classification. Then, on initial classification as held for sale and until disposal, the non-current asset (except for certain assets as explained below), or disposal groups, are recognised at the lower of their carrying amount and fair value less costs to sell. The principal exceptions to this measurement policy so far as the financial statements of the Group and the Company are concerned are deferred tax assets, assets arising from employee benefits and financial assets. These assets, even if held for sale, would continue to be measured in accordance with the policies set out elsewhere in note 2.

Notes to the Financial Statements (Continued)

(Expressed in Hong Kong dollars unless otherwise indicated)

2 SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

(y) Disposal group held for sale and discontinued operation (Continued)

(i) Disposal group held for sale (Continued)

Impairment losses on initial classification as held for sale, and on subsequent remeasurement while held for sale, are recognised in profit or loss. As long as a non-current asset is included in a disposal group that is classified as held for sale, it is not depreciated or amortised.

(ii) Discontinued operation

A discontinued operation is a component of the Group's business, the operations and cash flows of which can be clearly distinguished from the rest of the Group and which represents a separate major line of business or geographical area of operations, or is part of a single coordinated plan to dispose of a separate major line of business or geographical area of operations, or is a subsidiary acquired exclusively with a view to resale.

Classification as a discontinued operation occurs upon disposal or when the operation meets the criteria to be classified as held for sale (see (i) above), if earlier. It also occurs if the operation is abandoned.

Where an operation is classified as discontinued, a single amount is presented on the face of the statement of profit or loss, which comprises:

— the post-tax profit or loss of the discontinued operation; and

— the post-tax gain or loss recognised on the measurement to fair value less costs to sell, or on the disposal, of the assets or disposal group(s) constituting the discontinued operation.

2 SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

(z) Related parties

(a) A person, or a close member of that person's family, is related to the Group if that person:

(i) has control or joint control over the Group;

(ii) has significant influence over the Group; or

(iii) is a member of the key management personnel of the Group or the Group's parent.

(b) An entity is related to the Group if any of the following conditions applies:

(i) The entity and the Group are members of the same group (which means that each parent, subsidiary and fellow subsidiary is related to the others).

(ii) One entity is an associate or joint venture of the other entity (or an associate or joint venture of a member of a group of which the other entity is a member).

(iii) Both entities are joint ventures of the same third party.

(iv) One entity is a joint venture of a third entity and the other entity is an associate of the third entity.

(v) The entity is a post-employment benefit plan for the benefit of employees of either the Group or an entity related to the Group.

(vi) The entity is controlled or jointly controlled by a person identified in (a).

(vii) A person identified in (a)(i) has significant influence over the entity or is a member of the key management personnel of the entity (or of a parent of the entity).

Close members of the family of a person are those family members who may be expected to influence, or be influenced by, that person in their dealings with the entity.

Notes to the Financial Statements (Continued)

(Expressed in Hong Kong dollars unless otherwise indicated)

2 SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

(aa) Segment reporting

Operating segments, and the amounts of each segment item reported in the financial statements, are identified from the financial information provided regularly to the Group's most senior executive management for the purposes of allocating resources to, and assessing the performance of, the Group's various lines of business and geographical locations.

Individually material operating segments are not aggregated for financial reporting purposes unless the segments have similar economic characteristics and are similar in respect of the nature of products and services, the nature of production processes, the type of class of customers, the methods used to distribute the products or provide the services, and the nature of the regulatory environment. Operating segments which are not individually material may be aggregated if they share a majority of these criteria.

3 ACCOUNTING JUDGEMENTS AND ESTIMATES

The Group's financial position and results of operations are sensitive to accounting methods, assumptions and estimates that underlie the preparation of these financial statements. The Group bases the assumptions and estimates on historical experience and on various other assumptions that the Group believes to be reasonable and which form the basis for making judgements about matters that are not readily apparent from other sources. On an on-going basis, management evaluates its estimates. Actual results may differ from those estimates as facts, circumstances and conditions change.

The selection of critical accounting policies, the judgements and other uncertainties affecting application of those policies and the sensitivity of reported results to changes in condition and assumptions are factors to be considered when reviewing these financial statements. The principal accounting policies are set forth in note 2. Note 5 contains information about the assumptions and their risk factors relating to fair value of disposal group held for sale. The Group believes the following critical accounting policies involve the most significant judgements and estimates used in the preparation of these financial statements.

3 ACCOUNTING JUDGEMENTS AND ESTIMATES (CONTINUED)

(i) Depreciation

Property, plant and equipment other than mineral assets are depreciated on a straight-line basis over the estimated useful lives, after taking into account the estimated residual value, if any. The Group reviews the estimated useful lives of the assets regularly in order to determine the amount of depreciation expense to be recorded during any reporting period. The useful lives are based on the Group's historical experience with similar assets and taking into account anticipated technological changes. The depreciation expense for future periods is adjusted if there are significant changes from previous estimates.

Estimated recoverable reserves are used in determining the depreciation of mineral assets. This results in a depreciation charge that is proportional to the depletion of the anticipated remaining life of mine production. Each mineral asset's life, which is assessed annually, considers its physical life limitations and the present assessments of economically recoverable reserves of the mine property to which the asset relates. These calculations require the use of estimates and assumptions, including the amount of recoverable reserves and estimates of future capital expenditures. Changes are accounted for prospectively.

(ii) Mineral reserves estimates

Engineering estimates of the Group's mineral reserves are inherently imprecise and represent only approximate amounts because of the subjective judgements involved in developing such information. Reserve estimates are updated at regular basis and have taken into account recent production and technical information about the relevant mineral deposit. In addition, as prices and cost levels change from year to year, the estimate of mineral reserves also changes. This change is considered a change in estimate for accounting purposes and is reflected on a prospective basis in related depreciation and amortisation rates.

Despite the inherent imprecision in these engineering estimates, these estimates are used in determining depreciation and amortisation expenses and impairment loss. Depreciation and amortisation rates are determined based on estimated mineral reserve quantity (the denominator) and capitalised costs of mineral assets (the numerator). The capitalised costs of mineral assets are depreciated and amortised based on the units produced.

Notes to the Financial Statements (Continued)

(Expressed in Hong Kong dollars unless otherwise indicated)

3 ACCOUNTING JUDGEMENTS AND ESTIMATES (CONTINUED)

(iii) Exploration and evaluation expenditure

The application of the Group's accounting policy for exploration and evaluation expenditure requires judgement in determining whether it is likely that future economic benefits will flow to the Group. It requires management to make certain estimates and assumptions about future events or circumstances, in particular, whether an economically viable extraction operation can be established. Estimates and assumptions made may change if new information becomes available. If, after expenditure is capitalised, information becomes available suggesting that the recovery of expenditure is unlikely, the amount capitalised is written off in profit or loss in the period when the new information becomes available.

(iv) Mine decommissioning and restoration

The estimation of the liabilities for final restoration and mine closure involves the estimates of the amount and timing for the future cash spending as well as the discount rate used for reflecting current market assessments of the time value of money and the risks specific to the liability. The Group considers the factors including future production volume and development plan, the geological structure of the mining regions and reserve volume to determine the scope, amount and timing of restoration and mine closure works to be performed. Determination of the effect of these factors involves judgements from the Group and the estimated liabilities may turn out to be different from the actual expenditure to be incurred. The discount rate used by the Group may also be altered to reflect the changes in the market assessments of the time value of money and the risks specific to the liability, such as change of the borrowing rate and inflation rate in the market. As changes in estimates occur (such as mine plan revisions, changes in estimated costs, or changes in timing of the performance of restoration activities), the revisions to the obligation will be recognised at the appropriate discount rate.

3 ACCOUNTING JUDGEMENTS AND ESTIMATES (CONTINUED)

(v) Impairment of assets including goodwill

If circumstances indicate that the carrying amount of an asset may not be recoverable, this asset may be considered "impaired", and an impairment loss may be recognised in profit or loss. The carrying amounts of assets are reviewed periodically in order to assess whether the recoverable amounts have declined below the carrying amounts. These assets are tested for impairment whenever events or changes in circumstances indicate that their recorded carrying amounts may not be recoverable. When such a decline has occurred, the carrying amount is reduced to recoverable amount. The recoverable amount is the greater of the fair value less costs to sell and the value in use. It is difficult to precisely estimate selling price because quoted market prices for the Group's assets are not readily available. In determining the value in use, expected cash flows generated by the asset are discounted to their present value, which requires significant judgment relating to the level of sales revenue and amount of operating costs. The Group uses all readily available information in determining an amount that is a reasonable approximation of recoverable amount, including estimates based on reasonable and supportable assumptions and projections of sales revenue and amount of operating costs.

Determining whether goodwill is impaired requires an estimation of the value in use of the cash-generating units to which goodwill has been allocated. The value in use calculation requires the Group to estimate the future cash flows expected to arise from the cash-generating unit and a suitable discount rate in order to calculate the present value, which requires significant judgement relating to level of sale volume, selling price and amount of production costs.

In relation to trade and other receivables and loan to a third party, a provision for impairment is made and an impairment loss is recognised in profit and loss when there is objective evidence (such as the probability of insolvency or significant financial difficulties of the debtor) that the Group will not be able to collect all of the amounts due under the original terms of the invoices or the loan agreement. Management uses judgement in determining the probability of insolvency or significant financial difficulties of the debtor.

An increase or decrease in the above impairment loss would affect the net profit in future years.

Notes to the Financial Statements (Continued)

(Expressed in Hong Kong dollars unless otherwise indicated)

3 ACCOUNTING JUDGEMENTS AND ESTIMATES (CONTINUED)

(vi) Income taxes

The Group is subject to income taxes in various jurisdictions. Significant judgement is required in determining the worldwide provision for income taxes. There are many transactions and calculations for which the ultimate tax determination is uncertain during the ordinary course of business. Where the final tax outcome is different from the amounts that were initially recorded, such differences will impact the income tax and deferred tax provisions in the year in which such determination is made.

(vii) Impairment of interest in the joint venture and associate

In determining whether an interest in the joint venture and associate is impaired or the event previously causing impairment no longer exists, the Group has to exercise judgement in the area of impairment of assets relevant to the joint venture and associate (the "Relevant Assets") and others, particularly in assessing: (1) whether an event has occurred that may affect the value of Relevant Assets or such event affecting the value of Relevant Assets have not been in existence; (2) whether the carrying value of Relevant Assets can be supported by the net present value of future cash flows which are estimated based upon the continued use of the Relevant Assets or derecognising; (3) the appropriate key assumptions to be applied in preparing cash flow projections including whether these cash flow projections are discounted using an appropriate rate; and (4) dividend policy of the joint venture and associate.

(viii) Allowance for diminution in value of inventories

If the costs of inventories fall below their net realisable values, an allowance for diminution in value of inventories is recognised. Net realisable value represents the estimated selling price in the ordinary course of business, less the estimated costs of completion and the estimated costs necessary to make the sale. Management bases the estimates on all available information, including the current market prices of the products, and historical operating costs. If the actual selling prices were to be lower or the costs of completion were to be higher than estimated, the actual allowance for diminution in value of inventories could be higher than estimated.

(ix) Recognition of deferred tax assets

The Group recognises deferred tax assets in respect of accumulated tax losses and deductible temporary differences based on management's estimation of future taxable profits against which the accumulated tax losses and deductible temporary differences may be offset in the foreseeable future for each individual subsidiary. The Group has assumed that, based on current economic circumstances, its operations may generate sufficient taxable profits to utilise certain accumulated tax losses and deductible temporary differences in the foreseeable future. It is possible that certain assumptions adopted in the preparation of the profit forecasts for the Group's operations may not be indicative of future taxable profits. Any increase or decrease in the recognition of deferred tax assets would affect the Group's net asset value.

4 TURNOVER AND SEGMENT REPORTING

(i) Turnover

The Group is principally engaged in the processing and trading of coking coal and other products and the rendering of logistics services. Turnover represents the sales value of goods sold, net of value added tax and other sales taxes and is after any trade discounts, and revenue from rendering of logistics services. The amount of each significant category of revenue recognised in turnover during the year is as follows:

Continuing operations

	2014 $'000	2013 $'000 (Restated)
Coking coal	7,035,543	12,169,694
Thermal coal	365,922	173,500
Coke	10,219	68,257
Coal related products	37,457	611,353
Iron ore	–	217,409
Rendering of logistics services	91,132	43,979
Others	7,465	35,550
	7,547,738	13,319,742

The Group's customer base is diversified and includes no customer (2013: nil) with whom transactions have exceeded 10% of the Group revenues.

Details of concentration of credit risk arising from the largest and the largest five customers are set out in note 37(a).

Notes to the Financial Statements (Continued)

(Expressed in Hong Kong dollars unless otherwise indicated)

4 TURNOVER AND SEGMENT REPORTING (CONTINUED)

(ii) Segment reporting

The Group manages its businesses by divisions, which are organised by a mixture of both business lines and geography. In a manner consistent with the way in which information is reported internally to the Group's most senior executive management for the purposes of resource allocation and performance assessment, the Group has presented the following three reportable segments. No operating segments have been aggregated to form the following reportable segments.

- Processing and trading of coking coal and other products: this segment manages and operates coal processing plants and generates income from processing and trading of coking coal and other products to external customers.

- Development of coal mills and production of coking coal and related products (classified as a discontinued operation (see note 5)): this segment acquires, explores and develops coal mills and produces coal from the mills. On 1 March 2012, the Group acquired Grande Cache Coal Corporation ("GCC"), a Canadian company developing coal mills and producing coking coal and related products from the mills. On 14 November 2014; the Group, Up Energy Resources Company Limited (the "Purchaser") and Up Energy Development Group Limited (the "Purchaser Guarantor") entered into a sale and purchase agreement pursuant to which the Purchaser has conditionally agreed to acquire and the Group has conditionally agreed to sell 42.74% equity interest in GCC and GCC LP at cash consideration of US$1 (the "Proposed Disposal) (see note 5).

- Logistics services: this segment constructs, manages and operates logistics parks and generates income from rendering of logistics services to external customers within the People's Republic of China ("PRC").

4 TURNOVER AND SEGMENT REPORTING (CONTINUED)

(ii) Segment reporting (Continued)

(a) Segment results, assets and liabilities

For the purposes of assessing segment performance and allocating resources between segments, the Group's senior executive management monitors the results, assets and liabilities attributable to each reportable segment on the following bases:

Segment assets include all tangible assets, intangible assets, goodwill and current assets with the exception of interests in an associate and deferred tax assets. Segment liabilities include trade and other payables, obligations under finance lease, provisions, deferred income and bank and other borrowings managed directly by the segments.

Revenue and expenses are allocated to the reportable segments with reference to sales generated by those segments and the expenses incurred by those segments or which otherwise arise from the depreciation or amortisation of assets attributable to those segments. Segment revenue and expenses include the Group's share of revenue and expenses arising from the activities of the Group's joint venture. However, other than reporting inter-segment sales of coal products and logistics services, assistance provided by one segment to another, including sharing of assets and technical know-how, is not measured.

The measure used for reporting segment (loss)/profit is "adjusted EBITDA" i.e. "adjusted (loss)/ earnings before interest, taxes, depreciation and amortisation", where "interest" is regarded as including investment income and "depreciation and amortisation" is regarded as including impairment losses on non-current assets.

In addition to receiving segment information concerning adjusted EBITDA, management is provided with segment information concerning revenue (including inter-segment sales and the Group's share of the joint venture's revenue), interest income and expense from cash balances and borrowings managed directly by the segments, depreciation, amortisation and impairment losses and additions to non-current segment assets used by the segments in their operations. Inter-segment sales are priced with reference to prices charged to external parties for similar orders.

Notes to the Financial Statements (Continued)

(Expressed in Hong Kong dollars unless otherwise indicated)

4 TURNOVER AND SEGMENT REPORTING (CONTINUED)

(ii) Segment reporting (Continued)

(a) Segment results, assets and liabilities (Continued)

Information regarding the Group's reportable segments as provided to the Group's most senior executive management for the purposes of resource allocation and assessment of segment performance for the years ended 31 December 2014 and 2013 is set out below.

	Processing and trading of coking coal and other products		Development of coal mills and production of coking coal and related products (Discontinued operation)		Logistics services		Total	
	2014 $'000	2013 $'000	2014 $'000	2013 $'000	2014 $'000	2013 $'000	2014 $'000	2013 $'000
Revenue from external customers	7,456,606	13,275,763	1,080,419	773,504	91,132	43,979	8,628,157	14,093,246
Inter-segment revenue	–	–	205,665	1,106,210	10,587	24,864	216,252	1,131,074
Reportable segment revenue	7,456,606	13,275,763	1,286,084	1,879,714	101,719	68,843	8,844,409	15,224,320
Reportable segment (loss)/ profit (adjusted EBITDA)	(318,465)	(396,158)	170,555	(144,318)	13,386	6,609	(134,524)	(533,867)
Interest income	78,414	120,737	1,015	1,911	13	690	79,442	123,338
Interest expense	(327,725)	(570,029)	(230,406)	(235,913)	(18,884)	(17,587)	(577,015)	(823,529)
Depreciation and amortisation for the year	(85,624)	(112,200)	(245,905)	(436,629)	(22,023)	(20,567)	(353,552)	(569,396)
Impairment of non-current assets	(429,743)	(148,328)	(5,149,897)	(957,974)	–	–	(5,579,640)	(1,106,302)
Share of profit/(loss) of an associate	–	–	–	–	1,803	(140)	1,803	(140)
Reportable segment assets	5,840,771	12,499,597	4,304,164	9,546,800	614,224	626,354	10,759,159	22,672,751
Additions to non-current segment assets during the year	49,288	107,523	138,817	453,857	38,679	54,554	226,784	615,934
Reportable segment liabilities	5,771,915	10,714,993	[illegible]	4,642,874	484,160	470,777	10,263,973	15,828,644

(Expressed in Hong Kong dollars unless otherwise indicated)

4 TURNOVER AND SEGMENT REPORTING (CONTINUED)

(ii) Segment reporting (Continued)

(b) Reconciliations of reportable segment revenues, profit or loss, assets and liabilities

	2014 $'000	2013 $'000 (Restated)
Revenue		
Reportable segment revenue	8,844,409	15,224,320
Elimination of inter-segment revenue	(216,252)	(1,131,074)
Reclassification of discontinued operation	(1,080,419)	(773,504)
Consolidated turnover from continuing operations	7,547,738	13,319,742
Loss		
Reportable segment loss	(134,524)	(533,867)
Depreciation and amortisation	(107,647)	(132,767)
Impairment of non-current assets	(429,743)	(148,328)
Share of profit/(loss) of an associate	1,803	(140)
Net finance (costs)/income	(292,803)	260,708
Reclassification of discontinued operation	(170,555)	144,318
Consolidated loss before taxation from continuing operations	(1,133,469)	(410,076)

Notes to the Financial Statements (Continued)

(Expressed in Hong Kong dollars unless otherwise indicated)

4 TURNOVER AND SEGMENT REPORTING (CONTINUED)

(ii) Segment reporting (Continued)

(b) Reconciliations of reportable segment revenues, profit or loss, assets and liabilities (Continued)

	At 31 December 2014 $'000	At 31 December 2013 $'000
Assets		
Reportable segment assets	10,759,159	22,672,751
Deferred tax assets	–	286,845
Interest in an associate	17,021	14,843
Elimination of inter-segment receivables	(489,359)	(841,436)
Consolidated total assets	10,286,821	22,133,003
Liabilities		
Reportable segment liabilities	10,263,973	15,828,644
Current income tax liabilities	39,580	66,525
Deferred tax liabilities (note 5(b))	90,039	1,082,545
Elimination of inter-segment payables	(489,359)	(841,436)
Consolidated total liabilities	9,904,233	16,136,278



4 TURNOVER AND SEGMENT REPORTING (CONTINUED)

(ii) Segment reporting (Continued)

(c) Reconciliation of development of coal mills and production of coking coal and related products segment (discontinued operation) results

	Note	2014 $'000	2013 $'000
Development of coal mills and production of coking coal and related products segment profit/(loss) (adjusted EBITDA)		**170,555**	(144,318)
Net finance costs for the segment		**(245,937)**	(244,334)
Depreciation and amortisation for the segment		**(245,905)**	(436,629)
Impairment of non-current assets for the segment		**(5,149,897)**	(957,974)
		(5,471,184)	(1,783,255)
Income tax in respect of operating activities of GCC LP	5(e)	**17,491**	180,458
Income tax in respect of write-down of GCC LP's net assets	5(e)	**772,485**	–
Loss from discontinued operation, net of tax		**(4,681,208)**	(1,602,797)

(d) Geographic information

The following table sets out information about the geographical location of (i) the Group's revenue from external customers and (ii) the Group's non-current assets with the exception of deferred tax assets ("specified non-current assets"). The geographical location of customers is based on the location at which the services were provided or the goods delivered. The geographical location of the specified non-current assets is based on the physical location of the asset, in the case of property, plant and equipment, the location of the operation to which they are allocated, in the case of intangible assets, and the location of operations, in the case of interests in an associate.

Notes to the Financial Statements (Continued)

(Expressed in Hong Kong dollars unless otherwise indicated)

4 TURNOVER AND SEGMENT REPORTING (CONTINUED)

(ii) Segment reporting (Continued)

(d) Geographic information (Continued)

	Revenues from external customers 2014 $'000	2013 $'000 (Restated)
The PRC (including Hong Kong and Macau)	7,405,629	13,133,655
Canada	1,080,419	773,504
Reclassification of discontinued operation	(1,080,419)	(773,504)
	–	–
Other countries	142,109	186,087
	7,547,738	13,319,742

	Specified non-current assets At 31 December 2014 $'000	At 31 December 2013 $'000
The PRC (including Hong Kong and Macau)	2,064,229	2,512,124
Canada	–	8,997,181
Other countries	127,745	189,869
	2,191,974	11,699,174

(Expressed in Hong Kong dollars unless otherwise indicated)

5 DISPOSAL GROUP HELD FOR SALE AND DISCONTINUED OPERATION

One of the Group's subsidiaries, namely GCC LP sustained a net loss from operating activities before impairment losses for non-current assets of $825 million for the year ended 31 December 2013. As a result of the continuing depression of the coking coal market, GCC LP incurred significant losses before taxation of $321 million, before impairment losses, and net cash outflow of $21 million from operating activities and investing activities during the year ended 31 December 2014. As at 31 December 2014, GCC LP had total loans of $3,278 million (among which $129 million is repayable in the next 12 months from 31 December 2014) and cash and cash equivalents balance of $nil, taking into account the fact that the Group finds itself difficult to continue providing financial support to GCC LP, the operation of GCC LP as a going concern is dependent on whether GCC LP can extend the repayment of those bank loans when they fall due and whether GCC LP can obtain new external financing. Without immediate financial support, GCC LP will be in default of its obligations under the terms of the loans and may be unable to realise its assets and discharge its liabilities in the normal course of business. However, GCC LP is actively negotiating with relevant banks for the loan restructuring and seeking new external financing. All these indicate the existence of a material uncertainty which may cast significant doubt about the ability of GCC LP to operate as a going concern in the foreseeable future.

On 27 June 2014, the board of directors of the Company resolved to commit to a plan to sell part or all of the Company's interest in GCC LP to a level at which the Company would cease to hold a majority or controlling interest. Efforts to sell the disposal group have started and a sale was expected to be completed within one year as at 27 June 2014. Accordingly, GCC LP has been presented as a discontinued operation in the consolidated statement of profit or loss and the assets and liabilities of GCC LP have been classified as a disposal group held for sale since 27 June 2014. The comparative consolidated statement of profit or loss has been restated to show the discontinued operation separately from continuing operations.

Notes to the Financial Statements (Continued)

(Expressed in Hong Kong dollars unless otherwise indicated)

5 DISPOSAL GROUP HELD FOR SALE AND DISCONTINUED OPERATION (CONTINUED)

On 14 November 2014, the Group entered into a sale and purchase agreement with Up Energy Resources Company Limited (the "Purchaser") and Up Energy Development Group Limited (the "Purchaser Guarantor"), pursuant to which the Purchaser has conditionally agreed to acquire and the Group has conditionally agreed to sell 42.74% equity interest in Grande Cache Coal Corporation ("GCC") and GCC LP (collectively "GCC Operation") at cash consideration of US$1 (the "Proposed Disposal). In conjunction with the Proposed Disposal, the Group, the Purchaser and Purchaser Guarantor propose to enter into a buy-back right agreement pursuant to which the Purchaser will grant the Company a buy-back right to acquire a 16.86% shareholding interest in GCC Operation (the "Buy-back Right"). As a condition precedent to the completion of the Proposed Disposal (the "Completion"), the Group, the Purchaser Guarantor and GCC LP will enter into a marketing agency agreement (the terms of which have been agreed by the parties on 31 December 2014) on or before the Completion, pursuant to which GCC LP shall grant certain marketing rights to the Company in relation to the products of GCC LP for the PRC for a term of 10 years from the date of Completion subject to extension by agreement. As at 31 December 2014, the Completion is conditional upon the fulfilment of various conditions precedent.

(a) Impairment loss relating to the disposal group

An impairment loss of $5,149,897,000 for write-downs of the disposal group to the lower of its carrying amount and its fair value less costs to sell has been charged to the consolidated statement of profit or loss for the current period. The impairment loss has been applied to reduce the carrying amount of intangible assets within the disposal group.

5 DISPOSAL GROUP HELD FOR SALE AND DISCONTINUED OPERATION (CONTINUED)

(b) Assets and liabilities of disposal group held for sale

As at 31 December 2014, the disposal group has been stated at fair value less costs to sell and comprised the following assets and liabilities.

	$'000
Property, plant and equipment	2,874,287
Construction in progress	36,980
Intangible assets	941,459
Inventories	222,413
Trade and other receivables	27,142
Restricted bank deposits	201,883
Cash and cash equivalents	–
Assets held for sale	**4,304,164**
Bank and other loans*	3,278,329
Trade and other payables	308,123
Obligations under finance lease	191,701
Provisions	229,745
Deferred tax liabilities**	90,039
Liabilities held for sale	**4,097,937**

* On 6 September 2014, GCC LP and the Purchaser entered into a bridge loan agreement pursuant to which the Purchaser provided a loan facility of US$50 million (equivalent to approximately $388 million) to GCC LP. As at 31 December 2014, GCC LP has drawn down US$14 million (equivalent to approximately $108,608,000) under the bridge loan agreement.

As at 31 December 2014, GCC LP has an overdraft of $6,496,000 in its bank accounts.

Bank loans amounting to $13,977,000 are secured by property, plant and equipment with an aggregate carrying amount of $18,399,000. Bank loans amounting to $3,149,248,000 are secured by GCC LP's total assets.

** During the year ended 31 December 2014, deferred tax liabilities in respect of GCC LP of $789,976,000 ($17,491,000 in respect of GCC LP's operating activities and $772,485,000 in respect of write-down of GCC LP's net assets (see note 5(e)) has been reversed. As at 31 December 2014, the remaining balance of $90,039,000 was classified as liabilities held for sale.

Notes to the Financial Statements (Continued)

(Expressed in Hong Kong dollars unless otherwise indicated)

5 DISPOSAL GROUP HELD FOR SALE AND DISCONTINUED OPERATION (CONTINUED)

(c) Cumulative income or expense included in other comprehensive income

There is a foreign currency translation gain of $37,913,000 included in other comprehensive income relating to the disposal group.

(d) Fair value measurement and value in use calculation

As at 31 December 2014, the Group adopts fair value less costs to sell to measure the value of the disposal group held for sale.

(i) Fair value hierarchy

The non-recurring fair value measurement for the disposal group of $221,730,000 (before costs to sell of $15,503,000) has been categorised as a Level 3 fair value based on the inputs to the valuation technique used. The fair value of the disposal group is determined by the directors with reference to coal prices and other information provided by the Company's financial advisor engaged for the disposal of GCC LP. The directors of the Company expect that the disposal of GCC LP can be completed in the first half of 2015.

(ii) Valuation technique and significant unobservable inputs

The following shows the valuation technique used in measuring the fair value of the disposal group, as well as the significant unobservable inputs used.

Valuation technique: *Discounted cash flows*

Discounted cash flows consider the present value of the net cash flows expected to be generated from the disposal group, taking into account the coal price assumptions and estimated production volume; the expected net cash flows are discounted using a risk-adjusted discount rate.

5 DISPOSAL GROUP HELD FOR SALE AND DISCONTINUED OPERATION (CONTINUED)

(d) Fair value measurement/value in use calculation (Continued)

(ii) Valuation technique and significant unobservable inputs (Continued)

Significant unobservable inputs:

- the coal price assumptions are based on the median of forecasted prices of coals in Canada sourced from a number of reputable investment banks as provided by Company's financial advisor. These prices were adjusted to arrive at appropriate consistent price assumptions for the different qualities and type of coal. For short-term coal price assumptions for the next five years, US$103 to US$141 per tonne and US$55 per tonne for hard coking coal and thermal coal respectively have been used to estimate future revenues. For coal prices beyond the fifth year, US$145 and US$55 per tonne for hard coking coal and thermal coal respectively have been used to estimate future revenues.

- estimated production volumes are based on detailed life-of-mine plans derived from technical report prepared by competent persons. Production volumes are dependent on a number of variables, such as the recoverable quantities, the production profile, the cost of the development of the infrastructure necessary to extract the reserves, the production costs, the contractual duration of mining rights and the selling price of the coal extracted. These are then assessed to ensure they are consistent with what a market participant would estimate.

- pre-tax discount rate of 11.16% was applied to the future cash flows. This discount rate is derived from the weighted average cost of capital ("WACC") with reference to the required rate of return demanded by investors for similar companies. The WACC takes into account both debt and equity, weighted based on ratio of debt to equity of 42%. The cost of equity is derived from the required return on similar coking coal companies of 12.49%. The cost of debt is based on the market long-term lending rate of 8.00%.

Notes to the Financial Statements (Continued)

(Expressed in Hong Kong dollars unless otherwise indicated)

5 DISPOSAL GROUP HELD FOR SALE AND DISCONTINUED OPERATION (CONTINUED)

(d) Fair value measurement/value in use calculation (Continued)

As at 31 December 2013, the Group adopted value in use calculation in assessing the impairment loss provided for goodwill related to GCC LP and GCC LP's mining rights.

(i) Valuation technique and significant key assumptions

The value in use calculation used cash flow projections based on financial forecasts prepared by management covering the life of the mine.

Significant key assumptions:

- the coal price assumptions were management's best estimate of the future price of coal in Canada. The short-term coal price assumptions for the next five years were building on past experience of the industry and consistent with external sources. These prices were adjusted to arrive at appropriate consistent price assumptions for the different qualities and type of coal. Estimated long-term coal prices, adjusted for the place of delivery, beyond the fifth year of US$175 to US$202 and US$66 per tonne for hard coking coal and thermal coal respectively were used to estimate future revenues.

- estimated production volumes were based on detailed life-of-mine plans and take into account development plans for the mines agreed by management as part of the long-term planning process. Production volumes were dependent on a number of variables, such as the recoverable quantities, the production profile, the cost of the development of the infrastructure necessary to extract the reserves, the production costs, the contractual duration of mining rights and the selling price of the coal extracted. The production profiles used were consistent with the reserves and resource volumes approved as part of the Group's process for the estimation of proved and probable reserves. These were then assessed to ensure they were consistent with what a market participant would estimate.

5 DISPOSAL GROUP HELD FOR SALE AND DISCONTINUED OPERATION (CONTINUED)

(d) Fair value measurement/value in calculation (continued)

(i) Valuation technique and significant key assumptions (continued)

- pre-tax discount rate of 8.80% was applied to the future cash flows. This discount rate was derived from GCC LP's weighted average cost of capital ("WACC"), with appropriate adjustments made to reflect the risks specific to the cash generating units ("CGU"). The WACC took into account both debt and equity, weighted based on ratio of debt to equity of 57% considering GCC LP and comparable peer companies' average capital structure. The cost of equity of 11.99% was derived from the expected return on investment by GCC LP's investors based on publicly available market data of comparable peer companies. The cost of debt of 3.20% was based on the borrowing cost of interest-bearing borrowings of GCC LP that reflected the credit rating of GCC LP.

Notes to the Financial Statements (Continued)

(Expressed in Hong Kong dollars unless otherwise indicated)

5 DISPOSAL GROUP HELD FOR SALE AND DISCONTINUED OPERATION (CONTINUED)

(e) Results of discontinued operation

	2014 $'000	2013 $'000
Results of discontinued operation		
Revenue	**1,080,419**	773,504
Expenses	**(1,401,706)**	(1,598,785)
Impairment of non-current assets	**–**	(957,974)
Results from operating activities	**(321,287)**	(1,783,255)
Income tax	**17,491**	180,458
Results from operating activities, net of tax	**(303,796)**	(1,602,797)
Write-down to adjust the carrying value of GCC LP's net assets to fair value less costs to sell	**(5,149,897)**	–
Income tax in respect of write-down of GCC LP's net assets	**772,485**	–
Loss for the year	**(4,681,208)**	(1,602,797)
Attributable to:		
Equity shareholders of the Company	**(2,492,734)**	(1,073,573)
Non-controlling interests	**(2,188,474)**	(529,224)
	(4,681,208)	(1,602,797)
Loss per share		
Basic and diluted	**(0.661)**	(0.284)



5 DISPOSAL GROUP HELD FOR SALE AND DISCONTINUED OPERATION (CONTINUED)

(f) Cash (used in)/generated from discontinued operation

	2014 $'000	2013 $'000
Net cash generated from operating activities	209,995	571,073
Net cash used in investing activities	(231,353)	(511,201)
Net cash used in financing activities	(7,801)	(36,643)
Net cash (outflow)/inflow for the year	(29,159)	23,229

6 OTHER REVENUE

	Note	2014 $'000	2013 $'000
Penalty income from an iron ore customer	(i)	70,977	–
Government grants		9,222	21,919
Others		1,147	10,788
		81,346	32,707

(i) During the year ended 31 December 2014, the Group has recognised a penalty income of $70,977,000 from a third party iron ore customer in relation to its failure to settle the procurement from the Group within an agreed period in accordance with relevant contract with the Group.

7 OTHER OPERATING (EXPENSES)/INCOME, NET

	2014 $'000	2013 $'000 (Restated)
(Loss)/gain on disposal of property, plant and equipment and intangible assets	(291)	144
Gain on disposal of equity securities	–	485
Gain on disposal of subsidiaries	–	5,812
Others	(1,896)	2,636
	(2,187)	9,077

Notes to the Financial Statements (Continued)

(Expressed in Hong Kong dollars unless otherwise indicated)

8 LOSS BEFORE TAXATION FROM CONTINUING OPERATIONS

Loss before taxation before continuing operations is arrived at after charging/(crediting):

(a) Net finance costs

	2014 $'000	2013 $'000 (Restated)
Interest income	(78,427)	(121,427)
Gains on repurchase of senior notes (see note 29)	–	(592,495)
Foreign exchange gain, net	–	(146,860)
Fair value change of derivative financial instruments	(30,547)	(15,794)
Finance income	(108,974)	(876,576)
Interest on secured bank loans wholly repayable within five years	72,127	123,297
Interest on discounted bills	44,176	162,414
Interest on senior notes (see note 29)	230,306	301,905
Total interest expense	346,609	587,616
Bank charges	35,029	28,252
Foreign exchange loss, net	20,139	–
Finance costs	401,777	615,868
Net finance costs/(income)	292,803	(260,708)



8 LOSS BEFORE TAXATION FROM CONTINUING OPERATIONS (CONTINUED)

(b) Staff costs

	2014 $'000	2013 $'000 (Restated)
Salaries, wages, bonus and other benefits	148,255	169,956
Contributions to defined contribution retirement plan	8,712	10,095
Equity-settled share-based payment expenses	10,377	2,243
	167,344	182,294

Notes to the Financial Statements (Continued)

(Expressed in Hong Kong dollars unless otherwise indicated)

8 LOSS BEFORE TAXATION FROM CONTINUING OPERATIONS (CONTINUED)

(c) Other items

	2014 $'000	2013 $'000 (Restated)
Amortisation#		
— leased assets	**11,718**	11,152
— intangible assets	**763**	569
Depreciation#	**95,166**	121,046
Provision for impairment losses on		
Trade receivables (note 25(b))	**56,526**	—
Other receivables	**11,210**	—
Impairment losses		
— plant and machinery (note 15)	**232,891**	148,328
— construction in progress (note 16)	**189,444**	—
— prepayment related to property, plant and equipment (note 23(ii))	**7,408**	—
Operating lease charges, mainly relating to buildings	**18,848**	29,298
Auditors' remuneration		
— audit services	**6,945**	6,259
— tax services	**42**	111
Cost of inventories	**7,353,279**	13,138,471

Cost of inventories includes $6,444,000 (2013 (restated): $12,928,000) and $8,539,000 (2013 (restated): $21,472,000) for the year ended 31 December 2014 relating to staff costs, depreciation and amortisation which amount is also included in the respective total amount disclosed separately above or in note 8(b) for each type of these expenses.



9 INCOME TAX IN THE CONSOLIDATED STATEMENT OF PROFIT OR LOSS

	2014 $'000	2013 $'000 (Restated)
Continuing operations:		
Current tax — Hong Kong Profits Tax		
Provision for the year	1,393	2,190
Under-provision in respect of prior years	1,634	1,519
Current tax — Outside of Hong Kong		
Provision for the year	10	18,584
(Over)/under-provision in respect of prior years	(4,202)	5,214
Deferred tax		
Origination and reversal of temporary differences	83,246	284,954
	82,081	312,461

The provision for Hong Kong Profits Tax is calculated at 16.5% (2013: 16.5%) of the estimated assessable profits for the year.

Pursuant to the rules and regulations of the BVI, the Group is not subject to any income tax in the BVI.

The provision for PRC current income tax is based on a statutory rate of 25% (2013: 25%) of the assessable profit as determined in accordance with the relevant income tax rules and regulations of the PRC.

Taxation for other overseas subsidiaries is charged at the appropriate current rates of taxation ruling in the relevant countries.

Notes to the Financial Statements (Continued)

(Expressed in Hong Kong dollars unless otherwise indicated)

9 INCOME TAX IN THE CONSOLIDATED STATEMENT OF PROFIT OR LOSS (CONTINUED)

(b) Reconciliation between tax expense and accounting loss at applicable tax rates:

	2014 $'000	2013 $'000 (Restated)
Continuing operations		
Loss before taxation	**(1,133,469)**	(410,076)
Notional tax on loss before taxation, calculated at the rates applicable to loss in the jurisdictions concerned	**(166,565)**	(254,942)
Tax effect of non-deductible expenses	**12,880**	17,383
Tax effect of utilisation of previously unrecognised tax losses	**(16,349)**	(7,826)
Tax effect of unused tax losses and other temporary differences not recognised	**254,683**	551,113
(Over)/under-provision in respect of prior years	**(2,568)**	6,733
Actual tax expense	**82,081**	312,461

10 DIRECTORS' REMUNERATION

Directors' remuneration disclosed pursuant to section 78 of Schedule 11 to the new Hong Kong Companies Ordinance (Cap. 622), with reference to section 161 of the predecessor Hong Kong Companies Ordinance (Cap. 32), is as follows:

	2014			
	Directors' fees $'000	Salaries, allowances and benefits in kind $'000	Equity settled share-based payments (note) $'000	Total $'000
Executive directors				
Wang Xingchun	–	6,000	705	6,705
Andreas Werner (appointed on 26 August 2014)	–	3,001	–	3,001
Zhu Hongchan	–	4,575	1,258	5,833
Yasuhisa Yamamoto (resigned on 26 August 2014)	–	4,654	972	5,626
Ma Li	–	4,577	1,174	5,751
Wang Changqing	–	5,200	644	5,844
Non-executive directors				
Liu Qingchun	–	–	–	–
Lu Chuan	–	–	–	–
Daniel J. Miller	–	–	–	–
Independent non-executive directors				
James Downing	1,551	–	–	1,551
Ng Yuk Keung	1,551	–	–	1,551
Jay Hambro	1,551	–	–	1,551
Wang Wenfu	1,551	–	–	1,551
Total	6,204	28,007	4,753	38,964

Notes to the Financial Statements (Continued)

(Expressed in Hong Kong dollars unless otherwise indicated)

10 DIRECTORS' REMUNERATION (CONTINUED)

	2013			
	Directors' fees $'000	Salaries, allowances and benefits in kind $'000	Equity settled share-based payments (note) $'000	Total $'000
Executive directors				
Wang Xingchun	–	6,000	2,089	8,089
Cui Yong (resigned on 30 December 2013)	–	2,848	(1,072)	1,776
Zhu Hongchan	–	3,825	1,246	5,071
Yasuhisa Yamamoto	–	3,564	972	4,536
Apolonius Struijk (resigned on 1 April 2013)	–	4,848	(3,469)	1,379
Ma Li (appointed on 1 April 2013)	–	3,845	997	4,842
Wang Changqing (appointed on 30 December 2013)	–	2,517	–	2,517
Non-executive directors				
Liu Qingchun	–	–	–	–
Lu Chuan	–	–	–	–
Delbert Lee Lobb, Jr. (resigned on 16 January 2013)	–	–	–	–
Daniel J. Miller. (appointed on 16 January 2013)	–	–	–	–
Independent non-executive directors				
James Downing	1,551	–	–	1,551
Ng Yuk Keung	1,551	–	–	1,551
Jay Hambro	1,551	–	–	1,551
Wang Wenfu	1,551	–	–	1,551
Total	6,204	27,447	763	34,414

10 DIRECTORS' REMUNERATION (CONTINUED)

Note:

These represent the estimated value of share options granted to the directors under the Company's share option scheme. The value of these share options is measured according to the Group's accounting policies for share-based payment transactions as set out in note 2(s)(ii) and, in accordance with that policy, includes adjustments to reverse amounts accrued in previous years where grants of equity instruments are forfeited prior to vesting.

The details of these benefits in kind, including the principal terms and number of options granted, are disclosed under note 32.

11 INDIVIDUALS WITH HIGHEST EMOLUMENTS

Of the five individuals with the highest emoluments, five (2013: four) are directors whose emoluments are disclosed in note 10. During the year ended 31 December 2013, the aggregate of the emoluments in respect of the other one individual were as follow:

	2014 $'000	2013 $'000
Salaries and other emoluments	–	2,909
Share-based payments	–	1,006
	–	3,915

During the year ended 31 December 2013, the emoluments of the one individual with the highest emoluments were within the following bands:

	2014 Number of individuals	2013 Number of individuals
$3,500,001 to $4,000,000	–	1

Notes to the Financial Statements (Continued)

(Expressed in Hong Kong dollars unless otherwise indicated)

12 LOSS ATTRIBUTABLE TO EQUITY SHAREHOLDERS OF THE COMPANY

The consolidated loss attributable to equity shareholders of the Company includes a loss of $3,693,095,000 (2013: $1,017,949,000) (note 36(a)) which has been dealt with in the financial statements of the Company.

Details of dividends paid and payable to equity shareholders of the Company are set out in note 36(b).

13 OTHER COMPREHENSIVE INCOME

Other comprehensive income does not have any tax effect for the year ended 31 December 2014 (2013: Nil).

14 LOSS PER SHARE

(i) From continuing operations and discontinued operation

(a) Basic loss per share

The calculation of basic loss per share is based on loss attributable to ordinary equity shareholders of the Company of $3,693,055,000 (2013: $1,789,385,000) and the weighted average of 3,767,018,000 ordinary shares (2013: 3,773,182,000 shares) in issue during the year, calculated as follows:

Weighted average number of ordinary shares (basic):

	2014 '000	2013 '000
Issued ordinary shares at 1 January	3,773,199	3,773,199
Effect of shares held by the employee share trusts*	(6,181)	(17)
Weighted average number of ordinary shares (basic) as at 31 December	3,767,018	3,773,182

* The shares held by the employee share trusts are regarded as treasury shares.

(Expressed in Hong Kong dollars unless otherwise indicated)

14 LOSS PER SHARE (CONTINUED)

(i) From continuing operations and discontinued operation (Continued)

(b) Diluted loss per share

For the year ended 31 December 2014 and 2013, basic and diluted loss per share are the same as the effect of the potential ordinary shares outstanding is anti-dilutive.

(ii) From continuing operations

(a) Basic loss per share

The calculation of basic loss per share from continuing operations for the year ended 31 December 2014 is based on the loss from continuing operations attributable to equity shareholders of the Company of $1,200,321,000 (2013: $715,812,000) and the weighted average of 3,767,018,000 ordinary shares (2013: 3,773,182,000 shares) in issue during the year.

(b) Diluted loss per share

For the year ended 31 December 2014 and 2013, basic and diluted loss per share from continuing operations are the same as the effect of the potential ordinary shares outstanding is anti-dilutive.

Notes to the Financial Statements (Continued)

(Expressed in Hong Kong dollars unless otherwise indicated)

15 PROPERTY, PLANT AND EQUIPMENT, NET

(a) The Group

	Buildings $'000	Plant and machinery $'000	Mineral assets $'000	Railway special assets $'000	Motor vehicles $'000	Office and other equipment $'000	Total $'000
Cost:							
At 1 January 2013	914,869	2,650,676	1,303,923	308,438	172,203	58,788	5,408,897
Additions	2,620	1,152	264,103	854	4,019	5,592	278,340
Transferred from construction in progress (note 16)	51,389	22,102	2,576	–	–	2,461	78,528
Disposals	(1,041)	(17,449)	–	–	(11,564)	(437)	(30,491)
Exchange adjustments	23,918	11,102	462	9,667	5,015	703	50,867
At 31 December 2013	991,755	2,667,583	1,571,064	318,959	169,673	67,107	5,786,141
At 1 January 2014	991,755	2,667,583	1,571,064	318,959	169,673	67,107	5,786,141
Additions	122	1,481	5,854	–	6,523	1,917	15,897
Transferred from construction in progress (note 16)	51,044	91,681	229,057	114	–	704	372,600
Disposals	(489)	(5,932)	–	–	(7,181)	(2,687)	(16,289)
Reclassified to disposal group held for sale (note 5)	(190,217)	(2,408,672)	(1,805,534)	–	–	–	(4,404,423)
Exchange adjustments	(3,976)	(2,978)	(441)	(1,079)	(641)	(363)	(9,478)
At 31 December 2014	848,239	343,163	–	317,994	168,374	66,678	1,744,448

15 PROPERTY, PLANT AND EQUIPMENT, NET (CONTINUED)

(a) The Group (Continued)

	Buildings $'000	Plant and machinery $'000	Mineral assets $'000	Railway special assets $'000	Motor vehicles $'000	Office and other equipment $'000	Total $'000
Accumulated depreciation and impairment losses:							
At 1 January 2013	109,129	778,358	357,245	7,210	64,021	30,896	1,346,859
Charge for the year	46,932	197,010	144,444	8,751	31,744	13,431	442,312
Impairment loss	–	148,328	–	–	–	–	148,328
Written back on disposal	(107)	(6,453)	–	–	(5,263)	(350)	(12,173)
Exchange adjustments	2,943	2,850	109	366	2,265	47	8,580
At 31 December 2013	158,897	1,120,093	501,798	16,327	92,767	44,024	1,933,906
At 1 January 2014	158,897	1,120,093	501,798	16,327	92,767	44,024	1,933,906
Charge for the year	44,633	85,306	125,121	8,844	30,239	10,148	304,291
Impairment loss	173,763	59,128	–	–	–	–	232,891
Written back on disposal	–	(3,740)	–	–	(4,705)	(2,666)	(11,111)
Reclassified to disposal group held for sale (note 5)	(50,160)	(945,383)	(626,682)	–	–	–	(1,622,225)
Exchange adjustments	(401)	(755)	(237)	(21)	(277)	(175)	(1,866)
At 31 December 2014	326,732	314,649	–	25,150	118,024	51,331	835,886
Net book value:							
At 31 December 2014	521,507	28,514	–	292,844	50,350	15,347	908,562
At 31 December 2013	832,858	1,547,490	1,069,266	302,632	76,906	23,083	3,852,235

Notes to the Financial Statements (Continued)

(Expressed in Hong Kong dollars unless otherwise indicated)

15 PROPERTY, PLANT AND EQUIPMENT, NET (CONTINUED)

(a) The Group (Continued)

At 31 December 2014, property, plant and equipment with an aggregate carrying value of $82,032,000 (2013: $nil) have been pledged as collateral for the Group's borrowings (see note 28).

At 31 December 2013, property, plant and equipment of GCC LP with an aggregate carrying value of $18,196,000 was pledged as collateral for its borrowings. These assets were reclassified to assets held for sale after GCC LP was classified as a disposal group held for sale in 2014 (note 5).

Impairment loss

An impairment loss of $232,891,000 (2013: $148,328,000) for plant and machinery in respect of the Group's coal processing factories in the PRC has been charged to the consolidated statement of profit or loss for the current year due to the unfavourable future prospect of the coking coal business and low utilisation of these facilities. The impairment loss was provided based on value in use calculations. These calculations use cash flow projections based on financial forecasts prepared by management covering a five-year period. The cash flows are discounted using a discount rate of 13.29% (2013: 11.27%). The discount rate used reflects specific risks relating to the relevant segments.



(Expressed in Hong Kong dollars unless otherwise indicated)

15 PROPERTY, PLANT AND EQUIPMENT, NET (CONTINUED)

(b) The Company

	Motor vehicles $'000	Office and other equipment $'000	Total $'000
Cost:			
At 1 January 2013	279	35	314
At 31 December 2013	279	35	314
At 1 January 2014	279	35	314
Disposals	(279)	–	(279)
At 31 December 2014	–	35	35
Accumulated depreciation:			
At 1 January 2013	112	20	132
Charge for the year	56	7	63
At 31 December 2013	168	27	195
At 1 January 2014	163	32	195
Charge for the year	32	2	34
Written back on disposal	(195)	–	(195)
At 31 December 2014	–	34	34
Net book value:			
At 31 December 2014	–	1	1
At 31 December 2013	111	8	119

Notes to the Financial Statements (Continued)

(Expressed in Hong Kong dollars unless otherwise indicated)

15 PROPERTY, PLANT AND EQUIPMENT, NET (CONTINUED)

(c) The analysis of net book value of properties

	The Group		The Company	
	2014	2013	2014	2013
	$'000	$'000	$'000	$'000
The PRC (including Hong Kong and Macau)	908,004	1,186,776	1	119
Canada	–	2,664,763	–	–
Other countries	558	696	–	–
Aggregate net book value	908,562	3,852,235	1	119

As at 31 December 2014, the Group was in the process of applying for the ownership certificate for certain buildings with an aggregate net book value amounting to $114,062,000 (2013: $179,666,000). The directors of the Company are of the opinion that the Group is entitled to lawfully and validly occupy and use of the above mentioned buildings.

(d) Fixed assets held under finance leases

The Group leases plant and machinery under finance leases expiring from 1 to 5 years. At the end of the lease term the Group has the option to purchase the leased equipment at a price deemed to be a bargain purchase option. None of the leases includes contingent rentals.

During the year, additions to plant and machinery of the Group financed by new finance leases were $nil (2013: $8,065,000). At the end of the reporting period, the plant and machinery held under finance leases related to GCC LP have been classified as assets held for sale and disclosed in note 5.



16 CONSTRUCTION IN PROGRESS

	The Group 2014 $'000	2013 $'000
At 1 January	**558,486**	375,014
Additions	**187,747**	251,834
Transferred to property, plant and equipment (note 15)	**(372,600)**	(78,528)
Reclassified to disposal group held for sale (note 5)	**(20,686)**	–
Disposals	**(455)**	–
Exchange adjustments	**(2,458)**	10,166
Impairment	**(189,444)**	–
At 31 December	**160,590**	558,486

Impairment loss

An impairment loss of $189,444,000 (2013: $nil) for construction in progress in respect of certain coal processing projects under construction in the PRC has been charged to the consolidated statement of profit or loss for the current year due to that the directors determined to abandon these projects given unfavourable future prospect of the coking coal business in 2014.

The balance of construction in progress as at 31 December 2014 represents certain logistics park projects under construction in the PRC for which the management assessed no impairment provision is needed based on value in use calculations. These calculations use cash flow projections based on financial forecasts prepared by management covering a five-year period. The cash flows are discounted using a discount rate of 13.29% (2013: 11.27%). The discount rate used reflects specific risks relating to the relevant segments.

Notes to the Financial Statements (Continued)

(Expressed in Hong Kong dollars unless otherwise indicated)

17 LEASE PREPAYMENTS

Lease prepayments comprise interests in leasehold land held for own use under operating leases located in the PRC as follows:

	The Group	
	2014	2013
	$'000	$'000
Cost:		
At 1 January	570,684	467,895
Additions	23,140	85,760
Exchange adjustments	(2,318)	17,029
At 31 December	591,506	570,684
Accumulated amortisation:		
At 1 January	29,210	17,336
Charge for the year	11,718	11,152
Exchange adjustments	(525)	722
At 31 December	40,403	29,210
Net book value:		
At 31 December	551,103	541,474

Lease prepayments represent the net of payments for land use rights paid to the PRC authorities and the associated government grants received. The Group's land use rights are amortised on a straight-line basis over the operating lease periods of 50 years. The associated government grants are recognised as deduction of lease prepayment amortisation charge for the year over the lease periods of the relevant lease prepayments.

At 31 December 2014, land use rights with a total carrying amount of $26,333,000 (2013: $27,010,000) have been pledged as collateral for the Group's borrowings (see note 28).



18 INTANGIBLE ASSETS

	The Group		
	Mining rights $'000	Software $'000	Total $'000
Cost:			
At 1 January 2013	6,860,627	7,848	6,868,475
Additions	–	927	927
Others	–	(1,253)	(1,253)
Exchange adjustments	11,075	117	11,192
At 31 December 2013	6,871,702	7,639	6,879,341
At 1 January 2014	6,871,702	7,639	6,879,341
Additions	–	737	737
Reclassified to disposal group held for sale (note 5)	(6,868,864)	–	(6,868,864)
Exchange adjustments	(2,838)	(21)	(2,859)
At 31 December 2014	–	8,355	8,355
Accumulated amortisation and impairment losses:			
At 1 January 2013	137,687	2,126	139,813
Charge for the year	115,363	569	115,932
Impairment loss	498,161	–	498,161
Exchange adjustments	607	30	637
At 31 December 2013	751,818	2,725	754,543
At 1 January 2014	751,818	2,725	754,543
Charge for the year	36,780	763	37,543
Reclassified to disposal group held for sale (note 5)	(787,673)	–	(787,673)
Exchange adjustments	(925)	(3)	(928)
At 31 December 2014	–	3,485	3,485
Net book value:			
At 31 December 2014	–	4,870	4,870
At 31 December 2013	6,119,884	4,914	6,124,798

As at 31 December 2014, intangible assets mainly represent the net book value of software purchased by the Group. The mining rights of GCC LP have been classified as assets held for sale and disclosed in note 5.

Notes to the Financial Statements (Continued)

(Expressed in Hong Kong dollars unless otherwise indicated)

19 INTERESTS IN SUBSIDIARIES

	The Company 2014 $'000	2013 $'000
Unlisted shares, at cost	499,109	421,364
Amounts due from subsidiaries*	7,129,671	7,757,461
Impairment loss#	(4,911,734)	(1,932,527)
	2,717,046	6,246,298

* Amounts due from subsidiaries are unsecured, interest free and have no fixed terms of repayment.

\# As at 31 December 2014, as the Group has provided impairment loss for non-current assets of GCC LP and the operating subsidiaries of the Group in the PRC (see notes 5, 15 and 16) and its interest in Peabody-Winsway B.V. (see note 21), the Company also provides impairment loss for its interests in relevant subsidiaries whose sole activities are investment holding in equity interests in above-mentioned entities.

The following list contains only the particulars of major subsidiaries which principally affected the results, assets or liabilities of the Group. The class of shares held is ordinary unless otherwise stated.

Name of company	Date and place of incorporation/ establishment and place of operations	Issued and fully paid up capital	Effective percentage of equity attributable to the Company Direct	Indirect	Principal activities
Lucky Colour Limited ("Lucky Colour")	11 March 2008 British Virgin Islands ("BVI")	United States dollars ("US$") 1	100%	–	Investment holding
Reach Goal Management Ltd.	2 January 2009 BVI	US$ 21,770,001	100%	–	Investment holding



Notes to the Financial Statements (Continued)

(Expressed in Hong Kong dollars unless otherwise indicated)

19 INTERESTS IN SUBSIDIARIES (CONTINUED)

Name of company	Date and place of incorporation/ establishment and place of operations	Issued and fully paid up capital	Effective percentage of equity attributable to the Company Direct	Indirect	Principal activities
Winsway Resources (HK) Holdings Limited ("Winsway Resources Holdings (HK)")	23 October 2009 Hong Kong	31,312,613 shares	100%	–	Investment holding
Winsway Australia Pty. Ltd. ("Winsway Australia")	9 November 2009 Commonwealth of Australia ("Australia")	Australian dollars ("AUD") 492,994	100%	–	Internal marketing and consulting service
Winsway Resources Holdings Private Limited ("Winsway Singapore")	31 December 2009 The Republic of Singapore ("Singapore")	Singapore dollars ("SGD") 1,000,000 US$ 10,000,000	100%	–	Trading of coal
Winsway Coking Coal Logistics Limited ("Winsway Logistics")	22 December 2009 Hong Kong	100,000 shares	100%	–	Investment holding
Winsway Mongolian Transportation Pte. Ltd. ("Mongolian Transportation")	10 May 2010 Singapore	SGD 10	90%	–	Investment holding
Beijing Winsway Investment Management Co., Ltd. ("Beijing Winsway")*	6 November 1995 PRC	US$ 276,500,000	–	100%	Investment holding
Cheer Top Enterprises Limited ("Cheer Top")	5 January 2005 BVI	US$ 23,303,911	–	100%	Investment holding

Notes to the Financial Statements (Continued)

(Expressed in Hong Kong dollars unless otherwise indicated)

19 INTERESTS IN SUBSIDIARIES (CONTINUED)

Name of company	Date and place of incorporation/ establishment and place of operations	Issued and fully paid up capital	Effective percentage of equity attributable to the Company		Principal activities
			Direct	Indirect	
Color Future International Limited ("Color Future")	5 January 2005 BVI	US$ 21,770,001	–	100%	Trading of coal
Urad Zhongqi Yiteng Mining Co., Ltd. ("Yiteng")**	7 September 2005 PRC	RMB640,000,000	–	100%	Processing and trading of coal
Royce Petrochemicals Limited ("Royce Petrochemicals")	28 October 2005 BVI	US$ 3,900,001	–	100%	Investment holding
Inner Mongolia Haotong Energy Joint Stock Co., Ltd. ("Inner Mongolia Haotong")***	18 November 2005 PRC	RMB750,000,000	–	100%	Trading of coal
Erlianhaote Haotong Energy Co., Ltd. ("Erlianhaote Haotong")#	18 January 2007 PRC	RMB95,370,000	–	95%	Trading of coal and rendering of logistics service
Ejina Qi Haotong Energy Co., Ltd. ("Ejinaqi Haotong")**	19 May 2008 PRC	RMB260,000,000	–	100%	Processing and trading of coal
Baotou-city Haotong Energy Co., Ltd. ("Baotou Haotong")**	18 September 2008 PRC	RMB90,000,000	–	100%	Trading of coal
Nantong Haotong Energy Co., Ltd. ("Nantong Haotong")**	24 February 2009 PRC	RMB120,000,000	–	100%	Trading of coal
Yingkou Haotong Mining Co., Ltd. ("Yingkou Haotong")**	16 November 2009 PRC	RMB175,000,000	–	100%	Trading of coal



Notes to the Financial Statements (Continued)

(Expressed in Hong Kong dollars unless otherwise indicated)

19 INTERESTS IN SUBSIDIARIES (CONTINUED)

Name of company	Date and place of incorporation/ establishment and place of operations	Issued and fully paid up capital	Effective percentage of equity attributable to the Company Direct	Indirect	Principal activities
Manzhouli Haotong Energy Co., Ltd. ("Manzhouli Haotong")****	23 December 2009 PRC	RMB200,000,000	–	100%	Trading of coal
Ulanqab Haotong Energy Co., Ltd. ("Ulanqab Haotong")**	2 March 2010 PRC	RMB240,000,000	–	100%	Trading of coal
Longkou Winsway Energy Co., Ltd. ("Longkou Winsway")****	27 April 2010 PRC	RMB180,000,000	–	100%	Trading of coal
Ejina Qi Ruyi Winsway Energy Co., Ltd. ("Ejina Qi Winsway")**	30 June 2010 PRC	RMB20,000,000	–	51%	Logistics service
Inner Mongolia Hutie Winsway Logistics Co., Ltd. ("Inner Mongolia Hutie Winsway Logistics")**	22 July 2010 PRC	RMB30,000,000	–	51%	Logistics service
Eternal International Logistics Limited ("Eternal")	27 October 2010 Hong Kong	1 share	100%	–	Investment holding
Million Super Star Limited ("Million Super Star")	18 October 2010 Hong Kong	1 share	100%	–	Investment holding
Winsway Coking Coal Holdings S. à. r. l. ("Winsway Luxemburg")	27 September 2011 Luxemburg	Canadian dollars "CA$" 20,000	–	100%	Investment holding
0925165 B.C. Ltd.	15 November 2011 Canada	CA$ 139,472,368 US$ 1,593,249	–	100%	Investment holding

Notes to the Financial Statements (Continued)

(Expressed in Hong Kong dollars unless otherwise indicated)

19 INTERESTS IN SUBSIDIARIES (CONTINUED)

Name of company	Date and place of incorporation/ establishment and place of operations	Issued and fully paid up capital	Effective percentage of equity attributable to the Company Direct	Indirect	Principal activities
Grande Cache Coal LP	1 March 2012 Canada	N/A	–	60%	Development of coal mills and production of coking coal and related products
Erlian Winsway Mining Co., Ltd.**	14 January 2011 PRC	RMB10,000,000	–	100%	Processing and trading of coal
Nantong Winsway Mining Investment Co., Ltd. ("Nantong Winsway") **	2 April 2013 PRC	RMB200,000,000	–	100%	Investment holding and trading of Coal
Qinhuangdao Haotong Energy Co., Ltd. ("Qinghuangdao Haotong") **	7 June 2013 PRC	RMB50,000,000	–	100%	Trading of Coal and petrochemicals
Nantong Million Super Star Coking Coal Co., Ltd. ("Nantong Million") *	3 July 2013 PRC	US$ 60,700,000	–	100%	Investment holding
Harbin Fuze Mining Investment Co., Ltd. ("Harbin Fuze") **	27 June 2013 PRC	RMB100,000,000	–	100%	Trading of Coal and petrochemicals
Standard Rich Inc Ltd. ("Standard Rich")	18 November 2013 Hong Kong	10,000 shares	–	100%	Trading of Coal
Suzhou Wisdom Elite Energy Inc Ltd. ("Suzhou Wisdom") **	28 January 2014 PRC	US$10,000,000	–	100%	Trading of Coal
Beijing Shacong E-Commerce Inc Ltd. ("Beijing Shacong") **	26 March 2014 PRC	RMB1,000,000	–	100%	Rendering of logistics information service



19 INTERESTS IN SUBSIDIARIES (CONTINUED)

Name of company	Date and place of incorporation/ establishment and place of operations	Issued and fully paid up capital	Effective percentage of equity attributable to the Company Direct	Indirect	Principal activities
Erlian Junrong Winsway Mining Co., Ltd. ("Erlian Junrong") **	4 April 2014 PRC	RMB2,420,000	–	100%	Trading of Iron ore
Urad Zhongqi Tengshengda Energy Co., Ltd. ("Tengshengda") **	17 June 2014 PRC	RMB286,572,705	–	100%	Processing and trading of Coal

* Wholly foreign owned enterprises established under the PRC law.

** Limited liability companies established under the PRC law.

*** A joint stock company established under the PRC law.

**** Sino-foreign equity joint ventures established under the PRC law.

• A Sino-foreign cooperative joint venture established under the PRC law.

GCC LP is the only subsidiary of the Group which has material non-controlling interest (NCI). The financial information of GCC LP has been disclosed in note 5.

20 INTEREST IN AN ASSOCIATE

	The Group 2014 $'000	2013 $'000
Share of net assets	17,021	14,843

Notes to the Financial Statements (Continued)

(Expressed in Hong Kong dollars unless otherwise indicated)

20 INTEREST IN AN ASSOCIATE (CONTINUED)

Details of the Group's interest in the associate are as follows:

Name of associate	Form of business structure	Place of incorporation and business	Particulars of paid up capital	Proportion of ownership interest: Group's effective interest	Held by the Company	Held by a subsidiary	Principal activity
Bayannao'er City Hutie Ruyi Logistics Co., Ltd.	Incorporated	PRC	RMB50,000,000	24%	–	24%	Logistics service in PRC

The associate is accounted for using the equity method in the consolidated financial statements.

Summarised financial information of the associate, adjusted for any differences in accounting policies, and reconciled to the carrying amounts in the consolidated financial statements, are disclosed below:

	2014 $'000	2013 $'000
Gross amounts of the associate		
Current assets	63,254	68,938
Non-current assets	27,182	5,725
Current liabilities	19,515	12,817
Equity	70,921	61,846
Turnover	28,874	–
Gain/(loss) for the year	7,513	(582)
Total comprehensive income	7,513	(582)
Reconciled to the Group's interests in the associate		
Gross amounts of net assets of the associate	70,921	61,846
Group's effective interest	24%	24%
Group's share of net assets of the associate	17,021	14,843
Carrying amount in the consolidated financial statements	17,021	14,843



Notes to the Financial Statements (Continued)

(Expressed in Hong Kong dollars unless otherwise indicated)

21 INTEREST IN A JOINT VENTURE

	The Group 2014 $'000	2013 $'000
Carrying amount	–	–

Details of the Group's interest in the joint venture are as follows:

Name of joint venture	Form of business structure	Place of incorporation and operation	Issued and fully paid up capital	Group's effective interest	Principal activities
Peabody-Winsway Resources B.V. ("Peabody-Winsway")	Incorporated	The Kingdom of the Netherlands	Euro36,000	50%	Acquisition, sale, exploration, development, mining, processing and commercial exploitation of mineral and metal resources

Due to the unsatisfactory operating performance and the delay in the commencement of mining activities, the recoverable amount from value in use calculation decreased accordingly. During the year ended 31 December 2012, an impairment loss of $323,616,000 was provided for the Group's interest in the joint venture. No further loss incurred by Peabody-Winsway during the year ended 31 December 2014 was taken up in the Group's consolidated financial statements.

22 OTHER INVESTMENTS IN EQUITY SECURITIES

	The Group 2014 $'000	2013 $'000
Unlisted equity securities, at cost	399,015	400,369

Other investments in equity securities represent the Group's equity interests in third party companies engaged in railway logistics, ports management and coal storage business. As at 31 December 2014, the Group holds equity interests in a range of 1–9% in these companies.

Notes to the Financial Statements (Continued)

(Expressed in Hong Kong dollars unless otherwise indicated)

23 OTHER NON-CURRENT ASSETS

	The Group		The Company	
	2014	2013	**2014**	2013
	$'000	$'000	**$'000**	$'000
Loan to a third party *(note (i))*	**127,187**	158,155	**–**	–
Advance payments for equipment purchase and construction in progress *(note (ii))*	**23,626**	48,814	**–**	–
	150,813	206,969	**–**	–

(i) In 2009, the Company agreed to provide a loan to Moveday Enterprises Limited ("Moveday") to purchase additional vehicles to meet with the increasing volume of coal procured by the Group in Mongolia, and Moveday has agreed to use the trucks purchased through financing provided by the Company for the provision of transportation services to the Group during the term of the agreement. Pursuant to a loan agreement entered into on 10 April 2010 (as subsequently amended by a supplemental deed on 15 September 2010) and the strategic alliance agreement, the Company agreed to lend Moveday up to US$40 million solely for the purpose of purchasing vehicles for transporting coal purchased by the Group in Mongolia. The loan to Moveday was provided on an unsecured basis, at an interest rate of LIBOR plus 3% and repayable over five years in equal annual installments of US$8 million, commencing from 18 months after the receipt of the loan (being 31 December 2012) by Moveday, with interest payable semi-annually in arrears. The entire loan amount was fully drawn down in 2010. As Moveday is a third party and the loan to Moveday is an unsecured loan, the Group do not have an interest in or control over the cash flows or other assets of Moveday other than in accordance with the terms of the loan agreement (as amended).



(Expressed in Hong Kong dollars unless otherwise indicated)

23 OTHER NON-CURRENT ASSETS (CONTINUED)

(i) (Continued)

During 2013, the Group has entered into another supplemental agreement with Moveday to modify the repayment terms of the remaining outstanding principal of US$32 million. Pursuant to the supplemental agreement, the remaining outstanding principal is repayable on 31 December from 2013 to 2015 with an amount of US$4 million plus a floating repayment amount up to US$6 million. The floating repayment amount is calculated based on the volume of coals transported (maximum of 12 million tonnes) by Moveday for the Group during each year. Apart from the repayment terms, all the other terms of the loan are not changed and Moveday is obliged to repay the entire outstanding principal on or before 31 December 2016. During the year ended 31 December 2014, Moveday has repaid principal of US$4 million (2013: US$7.6 million) to the Group and the outstanding loan balance as at 31 December 2014 is US$20.4 million (2013: US$24.4 million).

The Group and Moveday entered into agreements that Moveday purchases coking coal from Mongolian coking coal suppliers at mine mouth and sell such coking coal entirely to the Group at the PRC border at a price on a delivered at place (DAP) basis. Accordingly, during the year ended 31 December 2014, the Group has purchased coking coal of $nil (2013: $541 million) from Moveday. In addition to the above, the Group has incurred $40 million (2013: $303 million) for coking coal transportation service provided by Moveday during the year ended 31 December 2014.

At 31 December 2014, as included in prepayments to suppliers (see note 25), the Group made a prepayment of $21,078,000 (2013: $nil) to Moveday in respect of its coking coal transportation services.

(ii) The Group has provided full impairment for all advance payments for equipment purchase and construction in progress in relation to the coal processing plants and logistic park facilities which have ceased construction during the year (see note 16). During the year ended 31 December 2014, $7,408,000 was written off against advance payments for equipment purchase and construction in progress (2013: $nil).

Notes to the Financial Statements (Continued)

(Expressed in Hong Kong dollars unless otherwise indicated)

24 INVENTORIES

(a) Inventories in the statement of financial position comprise:

	At 31 December 2014 $'000	At 31 December 2013 $'000
Coking coal	**109,005**	1,302,098
Thermal coal	**48,162**	178,391
Coke	**61,411**	–
Coal related products	**13,199**	19,696
Petrochemical products	**140,528**	–
Others	**21,487**	112,210
	393,792	1,612,395
Less: write down of inventories	**(58,678)**	(249,661)
	335,114	1,362,734

(b) The analysis of the amount of inventories recognised as an expense and included in profit or loss is as follows:

	2014 $'000	2013 $'000 (Restated)
Carrying amount of inventories sold	**7,294,601**	12,893,569
Write down of inventories	**58,678**	244,902
	7,353,279	13,138,471

25 TRADE AND OTHER RECEIVABLES

	The Group		The Company	
	2014	2013	2014	2013
	$'000	$'000	$'000	$'000
Trade receivables	818,387	1,760,369	–	–
Bills receivable	507,481	1,428,807	–	–
Receivables from import agents	291,192	941,750	–	–
Less: allowance for doubtful debts	(56,526)	–	–	–
	1,560,534	4,130,926	–	–
Amounts due from related parties	761	7,144	–	–
Prepayments to suppliers (note 23(i))	64,626	81,459	–	–
Loan to a third party company (note 23(i))	31,031	31,018	–	–
Derivative financial instruments*	31,480	11,600	–	–
Deposits and other receivables	372,508	354,077	784	1,090
	2,060,940	4,616,224	784	1,090

* Derivative financial instruments represent fair value of foreign exchange forward contracts and a derivative embedded in a purchase contract of petrochemical products as at 31 December 2014.

All of the trade and other receivables are expected to be recovered within one year.

The credit terms for trade debtors are generally within 90 days. The credit terms for receivables from import agents can be as long as one year, which are comparable to the credit terms for payables to import agents as granted to the Group. Bills receivable are normally due within 90 days to 180 days from the date of issuing. Further details on the Group's credit policy are set out in note 37(a).

At 31 December 2014, trade and bills receivables of the Group of $586,953,000 (31 December 2013: $489,542,000) have been pledged as collateral for the Group's borrowings (see note 28).

Notes to the Financial Statements (Continued)

(Expressed in Hong Kong dollars unless otherwise indicated)

25 TRADE AND OTHER RECEIVABLES (CONTINUED)

At 31 December 2014, bills receivable of the Group of $483,472,000 (31 December 2013: $4,027,409,000) have been derecognised from the consolidated statement of financial position as the relevant bills have been discounted to banks on a non-recourse basis.

(a) Ageing analysis

Included in trade receivables, bills receivable and receivables from import agents are trade debtors with the ageing analysis, based on the invoice date and net of allowance for bad debt, as follows:

	The Group	
	At 31 December 2014 $'000	At 31 December 2013 $'000
Less than 3 months	837,833	3,376,394
More than 3 months but less than 6 months	351,249	748,695
More than 6 months but less than 1 year	165,389	4,407
More than 1 year	206,063	1,430
	1,560,534	4,130,926

(b) Impairment of trade receivables, bills receivable and receivables from import agents

Impairment losses in respect of trade receivables, bills receivable and receivables from import agents are recorded using an allowance account unless the Group is satisfied that recovery of the amount is remote, in which case the impairment loss is written off against trade receivables, bills receivable and receivables from import agents (see note 2(m)).

25 TRADE AND OTHER RECEIVABLES (CONTINUED)

(b) Impairment of trade receivables, bills receivable and receivables from import agents (Continued)

The movement in the allowance for doubtful debts during the year is as follows:

	The Group		The Company	
	2014	2013	2014	2013
	$'000	$'000	$'000	$'000
At 1 January	–	–	–	–
Impairment loss recognised	56,526	–	–	–
At 31 December	56,526	–	–	–

At 31 December 2014, the Group's trade receivables, bills receivable and receivables from import agents of $108,562,000 (2013: $nil) were individually determined to be impaired. The individually impaired receivables related to customers that were in financial difficulties and management assessed that only a portion of the receivables is expected to be recovered. Consequently, specific allowances for doubtful debts of $56,526,000 (2013: $nil) were recognised.

Notes to the Financial Statements (Continued)

(Expressed in Hong Kong dollars unless otherwise indicated)

25 TRADE AND OTHER RECEIVABLES (CONTINUED)

(c) Trade debtors and bills receivable that are not impaired

The ageing analysis of trade receivables, bills receivable and receivables from import agents that are neither individually nor collectively considered to be impaired is as follows:

	The Group	
	At 31 December 2014 $'000	At 31 December 2013 $'000
Neither past due nor impaired	1,343,549	4,030,925
Less than 3 months past due	40,965	94,164
More than 3 months but less than 12 months past due	123,984	5,837
	1,508,498	4,130,926

Receivables that were neither past due nor impaired relate to customers for whom there was no recent history of default.

Receivables that were past due but not impaired relate to a number of independent customers that have a good track record with the Group. Based on past experience, management believes that no impairment allowance is necessary in respect of these balances as there has not been a significant change in credit quality and the balances are still considered fully recoverable.

26 RESTRICTED BANK DEPOSITS

The Group has pledged bank deposits of $956,077,000 (31 December 2013: $2,150,026,000) as at 31 December 2014 as collateral for the Group's borrowings (see note 28) and banking facilities in respect of issuance of bills and letters of credit by the Group (see note 33).



27 CASH AND CASH EQUIVALENTS

	The Group		The Company	
	2014	2013	2014	2013
	$'000	$'000	$'000	$'000
Cash at bank and in hand	438,552	2,018,000	5,552	30,209

At 31 December 2014, cash and cash equivalents of $213,411,000 (2013: $837,703,000) was held by the entities of the Group in form of RMB in the PRC. RMB is not a freely convertible currency and the remittance of funds out of the PRC is subject to the exchange restriction imposed by the PRC government.

Included in cash and cash equivalents in the statement of financial position are the following amounts denominated in a currency other than the functional currency of the entity to which they relate:

	The Group		The Company	
	2014	2013	2014	2013
	$'000	$'000	$'000	$'000
US$	112,663	38,360	–	–
RMB	1,984	373,232	880	4,469
Euro	–	8	–	–
HK$	4,703	3,729	3,022	3,075
SGD	3,955	7,354	–	–
CA$	–	754	–	681

Notes to the Financial Statements (Continued)

(Expressed in Hong Kong dollars unless otherwise indicated)

28 SECURED BANK LOANS

(a) The secured bank loans comprise:

	The Group	
	2014	2013
	$'000	$'000
Short-term loans and current portion of long-term loans	1,191,889	1,093,111
Long-term loans	–	3,065,780
	1,191,889	4,158,891

The interest rates per annum of bank loans were:

	The Group	
	2014	2013
Short-term loans and current portion of long-term loans	1.53%–7.20%	1.78%–5.60%
Long-term loans	–	2.67%–7.68%

(b) The secured bank loans are repayable as follows:

	2014	2013
	$'000	$'000
Within 1 year or on demand	1,191,889	1,093,111
After 1 year but within 2 years	–	993,474
After 2 years but within 5 years	–	2,072,306
	1,191,889	4,158,891

At 31 December 2014, bank loans amounting to $523,935,000 (2013: $450,710,000) have been secured by bank deposits placed in banks with an aggregate carrying value of $521,473,000 (2013: $420,156,000).



28 SECURED BANK LOANS (CONTINUED)

(b) The secured bank loans are repayable as follows: (Continued)

At 31 December 2014, bank loans amounting to $584,418,000 (2013: $485,160,000) have been secured by trade and bills receivables with an aggregate carrying value of $584,418,000 (2013: $489,542,000).

At 31 December 2014, bank loans amounting to $67,183,000 (2013: $67,411,000) have been secured by land use rights with an aggregate carrying value of $26,333,000 (2013: $27,010,000) and property, plant and equipment with an aggregate carrying value of $82,032,000 (2013: $nil).

At 31 December 2014, bank loans amounting to $16,353,000 (31 December 2013: $Nil) were secured by both bank deposits with an aggregate carrying value of $13,818,000 and bills receivables with an aggregate carrying value of $2,535,000 (31 December 2013: $Nil).

At 31 December 2013, bank loans amounting to $15,877,000 were secured by property, plant and equipment of GCC LP with an aggregate carrying value of $18,196,000. At 31 December 2013, bank loans amounting to $3,139,733,000 were secured by total assets of GCC LP with an aggregate carrying value of $9,546,800,000. These loans were reclassified to liabilities held for sale after GCC LP have been classified as a disposal group held for sale in 2014 (note 5).

Further details of the Group's management of liquidity risk are set out in note 37(b).

29 SENIOR NOTES

	The Group		The Company	
	2014	2013	2014	2013
	$'000	$'000	$'000	$'000
Senior notes due in 2016	2,364,347	2,337,010	2,364,347	2,337,010

On 8 April 2011, the Company issued senior notes in the aggregate principal amount of US$500,000,000 ("Senior Notes") and listed on the Singapore Exchange Securities Trading Limited. The Senior Notes bear interest at 8.50% per annum, payable semi-annually in arrears, and will be due in 2016.

Notes to the Financial Statements (Continued)

(Expressed in Hong Kong dollars unless otherwise indicated)

29 SENIOR NOTES (CONTINUED)

The Senior Notes are guaranteed by the Group's existing subsidiaries other than those established/ incorporated under the laws of the PRC, Winsway Coking Coal Holdings S.à.r.l., 0925165 B.C. Ltd., GCC and GCC LP as an application of the principle stated in the Company's offering memorandum on 1 April 2011 (the "Subsidiary Guarantor"). In addition, the Company has agreed, for the benefit of the holders of the Senior Notes, to pledge the capital stock of each Subsidiary Guarantor in order to secure the obligations of the Company.

During the year ended 31 December 2013, the Group repurchased Senior Notes in aggregate principal amount of US$153,190,000 with a cash consideration of US$73,595,000 in the open market. The Senior Notes repurchased were redeemed subsequently. The difference between the carrying amount of the Senior Notes redeemed and the consideration paid, net off against the transaction costs incurred, was recognised as a gain of US$76,383,000 (equivalent to $592,495,000) on redemption of Senior Notes in the Group's consolidated statement of profit or loss. The outstanding Senior Notes with principal amount of US$309,310,000 will be matured on 8 April 2016.

In addition, on 11 October 2013, the Company also received consents from holders of the Senior Notes with a consent payment of US$4,118,000 to certain amendments ("Amendments") to the indenture, dated as of 8 April 2011 ("Indenture"), among the Company, the Subsidiary Guarantors (as defined in the Indenture) and Deutsche Bank Trust Company Americas, as trustee. The Amendments eliminated the limitations on indebtedness, restricted payments, dividend and other payment restrictions affecting Restricted Subsidiaries (as defined in the Indenture), sales and issuances of capital stock in Restricted Subsidiaries, issuances of guarantees by Restricted Subsidiaries, sale and leaseback transactions, transactions with shareholders and affiliates and business activities as contained in the Indenture. The consent payment is amortised over the remaining period of the outstanding Senior Notes.

The Group has engaged financial advisors to assist with negotiations with the holders of the Senior Notes to achieve the Debt Restructuring in respect of the Senior Notes. Further details are set out in Note 2(b).

30 DEFERRED INCOME

Deferred income represents the unfulfilled conditional government grants received, which will be subsequently recognised as revenue in the statement of profit or loss to compensate the Group for expenses when incurred, and the unrecognised government grants relating to compensating the Group for the cost of assets.

31 OBLIGATIONS UNDER FINANCE LEASES

As at 31 December 2014, the obligations under finance leases related to GCC LP have been classified as liabilities held for sale and disclosed in note 5.



(Expressed in Hong Kong dollars unless otherwise indicated)

32 EQUITY SETTLED SHARE-BASED TRANSACTIONS

(a) The 2010 Scheme

The Company has a share option scheme (the "2010 Scheme") which was adopted on 30 June 2010 (the "2010 Adoption Date") whereby the directors of the Company are authorised, at their direction, to invite employees of the Group including directors of any company of the Group, to take up options at $1 consideration to subscribe for shares of the Company. The options will vest every three months over a period of five years commencing from 1 April 2010 (the "2010 Initial Vesting Date") in equal portions (5% each) on the first day of each three-month period after the 2010 Initial Vesting Date and are exercisable from 1 April 2011 (12 months after the 2010 Initial Vesting Date of 1 April 2010) until 29 June 2015 (a period of five years from the 2010 Adoption Date of 30 June 2010) at a fixed subscription price. Each option gives the holder the right to subscribe for one ordinary share in the Company and is settled gross in shares.

(i) The number of options granted to directors and management in 2010 are 52,093,000 and 55,852,000 respectively, whereby all options are settled by physical delivery of shares.

(ii) The number and weighted average exercise prices of share options are as follows:

	2014		2013	
	Weighted average exercise price	**Number of options**	Weighted average exercise price	Number of options
Outstanding at 1 January	**$1.677**	**98,211,913**	$1.677	104,928,613
Exercised during the year	**$1.677**	**–**	$1.677	–
Forfeited during the year	**$1.677**	**(2,145,750)**	$1.677	(6,716,700)
Expired during the year	**$1.677**	**(21,715,163)**	$1.677	–
Outstanding at 31 December	**$1.677**	**74,351,000**	$1.677	98,211,913
Exercisable at 31 December	**$1.677**	**70,584,238**	$1.677	76,163,913

The options outstanding at 31 December 2014 had an exercise price of $1.677 (2013: $1.677) per share and a weighted average remaining contractual life of 0.5 year (2013: 1.5 years).

Notes to the Financial Statements (Continued)

(Expressed in Hong Kong dollars unless otherwise indicated)

32 EQUITY SETTLED SHARE-BASED TRANSACTIONS (CONTINUED)

(a) The 2010 Scheme (Continued)

(iii) Fair value of share options and assumptions

The fair value of services received in return for share options granted is measured by reference to the fair value of share options granted. The fair value of the share options is valued by the directors with reference to a valuation report issued by Sallmanns. The estimate of the fair value of the share options granted is measured based on a Binominal Tree option pricing model. The contractual life of the share option is used as an input into this model.

	2010
Fair value at measurement date	$1.421~$1.492
Share price	$2.97
Exercise price	$1.677
Expected volatility	63.15%
Option life (expressed as weighted average life used in modeling under Binominal Tree option pricing model)	5 years
Expected dividends	5.00%
Risk-free interest rate	1.54%

The expected volatility is based on the historic volatility of entities in the same industry (calculated based on the weighted average remaining life of the share options), adjusted for any expected changes to future volatility based on publicly available information. Expected dividends are based on management estimate. The risk-free interest rate is based on the yield of 5-year Hong Kong Exchange Fund Notes. Changes in the subjective input assumptions could materially affect the fair value estimate.

Share options were granted under a service condition. The condition has not been taken into account in the grant date fair value measurement of the services received. There was no market condition associated with the share option grants.

Equity settled share-based payment expense amounting to $3,203,000 during year ended 31 December 2014 (2013: $2,243,000) was recognised in profit or loss.

(Expressed in Hong Kong dollars unless otherwise indicated)

32 EQUITY SETTLED SHARE-BASED TRANSACTIONS (CONTINUED)

(b) The 2014 Scheme

The Company has a new share option scheme (the "2014 Scheme") which was adopted on 22 July 2014 (the "2014 Adoption Date") whereby the directors of the Company are authorised, at their direction, to invite employees of the Group including directors of any company of the Group, to take up options at $1 consideration to subscribe for shares of the Company. The options will vest every six months over a period of four years commencing from 1 October 2014 (the "2014 Initial Vesting Date") in equal portions (12.5% each) on the first day of each six-month period after the 2014 Initial Vesting Date and are exercisable during the relevant period to the extent the share options have vested until 5 years commencing from the date of grant at a fixed subscription price. Each option gives the holder the right to subscribe for one ordinary share in the Company and is settled gross in shares.

(i) The number of options granted to directors and management in 2014 are 46,000,000 and 65,400,000 respectively, whereby all options are settled by physical delivery of shares.

(ii) The number and weighted average exercise prices of share options are as follows:

	2014	
	Weighted average exercise price	Number of options
Outstanding at 1 January	–	–
Granted during the year	$0.420	111,400,000
Forfeited during the year	$0.420	–
Outstanding at 31 December	$0.420	111,400,000
Exercisable at 31 December	$0.420	13,925,000

The options outstanding at 31 December 2014 had an exercise price of $0.420 per share and a weighted average remaining contractual life of 4.6 years.

Notes to the Financial Statements (Continued)

(Expressed in Hong Kong dollars unless otherwise indicated)

32 EQUITY SETTLED SHARE-BASED TRANSACTIONS (CONTINUED)

(b) The 2014 Scheme (Continued)

(iii) Fair value of share options and assumptions

The fair value of services received in return for share options granted is measured by reference to the fair value of share options granted. The fair value of the share options is valued by the directors with reference to a valuation report issued by Sallmanns. The estimate of the fair value of the share options granted is measured based on a Binominal Tree option pricing model. The contractual life of the share option is used as an input into this model.

	2014
Fair value at measurement date	$0.170–$0.193
Share price	$0.420
Exercise price	$0.420
Expected volatility	53.00%
Option life (expressed as weighted average life used in modeling under Binominal Tree option pricing model)	5 years
Expected dividends	0.00%
Risk-free interest rate	1.38%

The expected volatility is based on the historic volatility of entities in the same industry (calculated based on the weighted average remaining life of the share options), adjusted for any expected changes to future volatility based on publicly available information. Expected dividends are based on management estimate. The risk-free interest rate is based on the yield of Hong Kong Exchange Fund Notes. Changes in the subjective input assumptions could materially affect the fair value estimate.

Share options were granted under a service condition. The condition has not been taken into account in the grant date fair value measurement of the services received. There was no market condition associated with the share option grants.

Equity settled share-based payment expense amounting to $7,174,000 during year ended 31 December 2014 was recognised in profit or loss.

33 TRADE AND OTHER PAYABLES

	The Group		The Company	
	2014	2013	2014	2013
	$'000	$'000	$'000	$'000
Trade and bills payables	1,385,420	3,074,274	–	–
Payables to import agents	288,781	3,835,263	–	–
Amounts due to related parties	–	344,292	–	–
Amounts due to subsidiary companies	–	–	1,273,064	1,184,524
Prepayments from customers	21,765	182,171	–	–
Payables in connection with construction projects	93,670	90,792	–	–
Payables for purchase of equipment	47,730	59,199	–	–
Derivative financial instruments*	16,007	45,405	–	–
Others	201,242	184,110	59,278	47,889
	2,054,615	7,815,506	1,332,342	1,232,413

* Derivative financial instruments represent fair value of foreign exchange forward contracts as at 31 December 2014.

At 31 December 2014, bills payable amounting to $1,155,721,000 (2013: $2,571,106,000) were secured by deposits placed in banks with an aggregate carrying value of $412,322,000 (2013: $1,037,618,000).

Notes to the Financial Statements (Continued)

(Expressed in Hong Kong dollars unless otherwise indicated)

33 TRADE AND OTHER PAYABLES (CONTINUED)

As of the end of the reporting period, the ageing analysis of trade and bills payables and payables to import agents (which are included in trade and other payables), based on the invoice date, is as follows:

	The Group	
	At 31 December 2014 $'000	At 31 December 2013 $'000
Within 3 months	1,394,800	3,636,559
More than 3 months but less than 6 months	81,920	2,477,002
More than 6 months but less than 1 year	32,505	720,633
More than 1 year	164,976	75,343
	1,674,201	6,909,537

Trade and bills payables and payables to import agents are expected to be settled within one year or are repayable on demand. The maturity analysis of these payables is as follows:

	At 31 December 2014 $'000	At 31 December 2013 $'000
Due within 1 month or on demand	570,703	2,695,667
Due after 1 month but within 3 months	1,100,798	2,578,842
Due after 3 months but within 6 months	2,700	1,635,028
	1,674,201	6,909,537

34 INCOME TAX IN THE STATEMENT OF FINANCIAL POSITION

(a) Current taxation in the statements of financial position represents:

	The Group		The Company	
	2014	2013	2014	2013
	$'000	$'000	$'000	$'000
At 1 January	66,525	83,646	170	802
Provision for the year (note 9(a))	1,403	20,779	–	673
(Over)/under-provision in respect of prior years (note 9(a))	(2,568)	6,733	913	1,519
Income tax paid	(26,767)	(44,491)	(1,703)	(2,824)
Exchange adjustments	987	(142)	–	–
At 31 December	39,580	66,525	(620)	170

Notes to the Financial Statements (Continued)

(Expressed in Hong Kong dollars unless otherwise indicated)

34 INCOME TAX IN THE STATEMENT OF FINANCIAL POSITION (CONTINUED)

(b) Deferred tax assets and liabilities recognised:

The components of deferred tax assets and liabilities recognised in the consolidated statement of financial position and the movements during the year are as follows:

The Group

	Inventory provision $'000	Tax losses $'000	Government grants $'000	Unrealised profits on intra-group transactions $'000	Property, plant and equipment and intangible assets $'000	Total $'000
At 1 January 2013	73,917	322,154	32,672	22,348	(1,146,560)	(695,469)
(Charged)/credited to consolidated statement of profit or loss	(73,929)	(92,391)	19,693	(22,348)	64,484	(104,491)
Exchange adjustments	12	3,377	1,340	–	(469)	4,260
At 31 December 2013	–	233,140	53,705	–	(1,082,545)	(795,700)
At 1 January 2014	–	233,140	53,705	–	(1,082,545)	(795,700)
Charged to consolidated statement of profit or loss	–	(29,732)	(53,514)	–	–	(83,246)
Reclassified to disposal group held for sale (note 5)	–	(203,107)	–	–	1,083,122	880,015
Exchange adjustments	–	(301)	(191)	–	(577)	(1,069)
At 31 December 2014	–	–	–	–	–	–



34 INCOME TAX IN THE STATEMENT OF FINANCIAL POSITION (CONTINUED)

(b) Deferred tax assets and liabilities recognised: (Continued)

Reconciliation to the consolidated statement of financial position

	The Group	
	2014	2013
	$'000	$'000
Deferred tax assets recognised in the consolidated statement of financial position	–	286,845
Deferred tax liabilities recognised in the consolidated statement of financial position	–	(1,082,545)
	–	(795,700)

(c) Deferred tax assets not recognised:

The Group has not recognised deferred tax assets in respect of deductible temporary differences and tax losses incurred by the subsidiaries of the Group of $1,057,620,000 and $1,900,378,000 respectively (2013: $555,800,000 and $1,466,739,000) as management of the Group considers that it is not possible as at 31 December 2014 to estimate, with any degree of certainty, the future taxable profits which may be earned by these subsidiaries. In particular, in accordance with the Group's accounting policy set out in note 2(t), the Group has not recognised deferred tax assets in respect of cumulative tax losses at 31 December 2014 as the management considers it is not probable that future taxable profits against which the losses can be utilised will be available in the relevant tax jurisdiction and entity. The tax losses in the PRC established entities of approximately $957,988,000, and $537,005,000 and $395,533,000 will expire in five years after the tax losses generated under current tax legislation in 2017, 2018 and 2019 respectively. The tax losses in those Hong Kong incorporated companies of approximately $9,852,000 can be utilised to offset any future taxable profits under current tax legislation.

As at 31 December 2014, the deferred tax assets and liabilities related to GCC LP have been reclassified to disposal group held for sale and disclosed in note 5.

Notes to the Financial Statements (Continued)

(Expressed in Hong Kong dollars unless otherwise indicated)

35 PROVISIONS

The provision for restoration costs has been determined based on management's best estimates. The estimate of the associated costs may be subject to change in the near term when the restoration on the land from current mining activities becomes apparent in future periods. At the end of the reporting period, the Group reassessed the estimated costs and adjusted the accrued restoration obligations, where necessary.

As at 31 December 2014, the provisions related to GCC LP have been classified as liabilities held for sale and disclosed in note 5.

36 CAPITAL, RESERVES AND DIVIDENDS

(a) Movements in components of equity

The reconciliation between the opening and closing balances of each component of the Group's consolidated equity is set out in the consolidated statement of changes in equity. Details of the changes in the Company's individual components of equity between the beginning and the end of the year are set out below:

The Company

	Note	Share capital $'000	Employee share trusts $'000	Other Reserve $'000	Exchange reserve $'000	Accumulated loss $'000	Total $'000
Balance at 1 January 2013		4,992,337	–	136,721	(19,892)	(1,383,631)	3,725,535
Changes in equity for 2013:							
Equity settled share-based transactions		–	–	2,243	–	–	2,243
Contribution to employee share trusts	36(f)	–	(3,000)	–	–	–	(3,000)
Total comprehensive income for the year		–	–	–	1,294	(1,017,949)	(1,016,655)
Balance at 31 December 2013		4,992,337	(3,000)	138,964	(18,598)	(2,401,580)	2,708,123
Balance at 1 January 2014		4,992,337	(3,000)	138,964	(18,598)	(2,401,580)	2,708,123
Changes in equity for 2014:							
Equity settled share-based transactions		–	–	10,377	–	–	10,377
Expiry of share options granted under share option scheme		–	–	(31,712)	–	31,712	–
Total comprehensive income for the year		–	–	–	1,909	(3,693,095)	(3,691,186)
Balance at 31 December 2014		4,992,337	(3,000)	117,629	(16,689)	(6,062,963)	(972,686)

36 CAPITAL, RESERVES AND DIVIDENDS (CONTINUED)

(b) Dividends

(i) Dividends payable to equity shareholders of the Company attributable to the year

There is no dividend declared attributable to the year ended 31 December 2014 (2013: nil).

(ii) There is no dividends payable to equity shareholders of the Company attributable to previous financial year, approved and paid during the year ended 31 December 2014 (2013: nil).

(c) Share capital

	2014 No. of shares '000	2013 No. of shares '000
Authorised:		
Ordinary shares with no par value	6,000,000	6,000,000

	2014 No. of shares '000	2014 $'000	2013 No. of shares '000	2013 $'000
Ordinary shares, issued and fully paid:				
At 31 December	3,773,199	4,992,337	3,773,199	4,992,337

The holders of ordinary shares are entitled to receive dividends as declared from time to time and are entitled to one vote per share at meetings of the Company. All ordinary shares rank equally with regard to the Company's residual assets.

Notes to the Financial Statements (Continued)

(Expressed in Hong Kong dollars unless otherwise indicated)

36 CAPITAL, RESERVES AND DIVIDENDS (CONTINUED)

(d) Share issued under share option scheme

No option was exercised during the year ended 31 December 2014 (2013: $nil).

(e) Terms of unexpired and unexercised share options at the end of the reporting period

Exercise period	Exercise price $	2014 Number	2013 Number
1 April 2011 to 29 June 2015	1.677	74,351,000	98,211,913
1 October 2014 to 22 July 2019	0.420	111,400,000	–
		185,751,000	98,211,913

Each option entitles the holder to subscribe for one ordinary share in the Company. Further details of these options are set out in note 32 to the financial statements.

(f) Nature and purpose of reserves

(i) Other reserve

The other reserve comprises the following:

- the aggregate amount of paid-in capital or share capital of the companies now comprising the Group after elimination of the investments in subsidiaries and the changes in equity arisen from the acquisition of non-controlling interests;
- the net loss on purchase of non-controlling interest in a subsidiary; and
- the fair value of unexercised share options granted to employees of the Company at the grant date that has been recognised in accordance with the accounting policy adopted for share-based payments in note 2(s)(ii).



(Expressed in Hong Kong dollars unless otherwise indicated)

36 CAPITAL, RESERVES AND DIVIDENDS (CONTINUED)

(f) Nature and purpose of reserves (Continued)

(ii) Statutory reserve

Pursuant to the Articles of Association of the companies comprising the Group in the PRC, appropriations to the statutory reserve were made at a certain percentage of profit after taxation determined in accordance with the accounting rules and regulations of the PRC. The percentage for this appropriation was decided by the directors of the respective companies comprising the Group. During the year ended 31 December 2014, amounts in retained earnings of $8,181,000 (2013: $5,667,000) were transferred from retained earnings to the statutory reserve.

Statutory reserve can be utilised in setting off accumulated losses or increasing capital of the companies comprising the Group is non-distributable other than in liquidation.

(iii) Exchange reserve

The exchange reserve comprises all foreign exchange differences arising from the translation of the financial statements of operations which are dealt with in accordance with the accounting policies as set out in note 2(w).

(iv) Employee share trusts

The Group operates a long-term incentive program in 2012 to retain and motivate the employees to make contributions to the long term-growth and performance of the Group, namely Restricted Share Units Scheme ("RSU Scheme"). A restricted share unit award ("RSU Award") gives a participant in the RSU Scheme a conditional right when the RSU Award vests to obtain either ordinary shares (existing ordinary shares in issue or new ordinary shares to be issued by the Company) or an equivalent value in cash with reference to the value of the ordinary shares on or about the date of vesting. The Group reserves the right, at its discretion, to pay the award in cash or ordinary shares of the Group.

Notes to the Financial Statements (Continued)

(Expressed in Hong Kong dollars unless otherwise indicated)

36 CAPITAL, RESERVES AND DIVIDENDS (CONTINUED)

(f) Nature and purpose of reserves (Continued)

(iv) Employee share trusts (Continued)

Employee share trusts are established for the purposes of awarding shares to eligible employees under the RSU Scheme. The employee share trusts are administered by trustees and are funded by the Group's cash contributions for buying the Company's shares in the open market and recorded as contributions to employee share trusts, an equity component. The administrator of the employee share trusts transfers the shares of the Company to employees upon vesting.

(v) Distributability of reserves

At 31 December 2014, there is no aggregate amount of reserves available for distribution to equity shareholders of the Company (2013: $2,708,123,000).

(g) Capital management

The Group's primary objectives when managing capital are to safeguard the Group's ability to continue as a going concern, so that it can continue to provide returns for equity shareholders and benefits for other stakeholders, by pricing products and services commensurately with the level of risk and by securing access to finance at a reasonable cost, and to maintain an optimal capital structure to reduce cost of capital.

The Group actively and regularly reviews and manages its capital structure to maintain a balance between the higher equity shareholder returns that might be possible with higher levels of borrowings and the advantages and security afforded by a sound capital position, and makes adjustments to the capital structure in light of changes in economic conditions.

The Group monitors capital using a gearing ratio which is total liabilities divided by total assets. The Group aims to maintain the gearing ratio at a reasonable level. The Group's gearing ratio as at 31 December 2014 was 96.28% (2013: 72.91%).

37 FINANCIAL RISK MANAGEMENT AND FAIR VALUES OF FINANCIAL INSTRUMENTS

Exposure to credit, liquidity, interest rate and foreign currency risks arises in the normal course of the Group's business.

The Group's exposure to these risks and the financial risk management policies and practices used by the Group to manage these risks are described below.

(a) Credit risk

The Group's credit risk is primarily attributable to cash at bank, trade and other receivables and over-the-counter derivative financial instruments entered into for hedging purposes. Management has a credit policy in place and the exposures to these credit risks are monitored on an ongoing basis.

Substantially all of the Group's cash at bank are deposited in the reputable banks which management assessed the credit risk to be insignificant.

In respect of trade and other receivables, individual credit evaluations are performed on all customers requiring credit over a certain amount. These evaluations focus on the customer's past history of making payments when due and current ability to pay, and take into account information specific to the customer as well as pertaining to the economic environment in which the customer operates. Trade receivables are due within 90 days from the date of billing. Debtors with balances that are more than 90 days past due are normally requested to settle all outstanding balances before any further credit is granted. Normally, the Group does not obtain collateral from customers.

The Group's exposure to credit risk is influenced mainly by the individual characteristics of each customer rather than the industry or country in which the customers operate and therefore significant concentrations of credit risk primarily arise when the Group has significant exposure to individual customers. At the end of the reporting period, 0% (2013: 0.12%) and 20% (2013: 13%) of the total trade and other receivables was due from the Group's largest customer and the five largest customers respectively within the processing and trading of coking coal and other products segment.

Notes to the Financial Statements (Continued)

(Expressed in Hong Kong dollars unless otherwise indicated)

37 FINANCIAL RISK MANAGEMENT AND FAIR VALUES OF FINANCIAL INSTRUMENTS (CONTINUED)

(a) Credit risk (Continued)

Except for the financial guarantees, given by the Group as set out in note 41, the Group does not provide any other guarantees which would expose the Group to credit risk. The maximum exposure to credit risk in respect of these financial guarantees at the end of the reporting period is disclosed in note 41.

Further quantitative disclosure in respect of the Group's exposure to credit risk arising from trade and other receivables are set out in note 25.

(b) Liquidity risk

Individual operating entities within the Group are responsible for their own cash management, including the short-term investment of cash surpluses and the raising of loans to cover expected cash demands. The Group's policy is to regularly monitor its liquidity requirements and its compliance with lending covenants, to ensure that it maintains sufficient reserves of cash and adequate committed lines of funding from major financial institutions to meet its liquidity requirements in the short and longer term. Note 2(b) explains management's plans for managing the liquidity needs of the Group to enable it to continue to meet its obligations as they fall due.

37 FINANCIAL RISK MANAGEMENT AND FAIR VALUES OF FINANCIAL INSTRUMENTS (CONTINUED)

(b) Liquidity risk (Continued)

The following table shows the remaining contractual maturities at the end the reporting period of the Group's and the Company's financial liabilities, which are based on contractual undiscounted cash flows (including interest payments computed using contractual rates or, if floating, based on rates current at the end of the reporting period) and the earliest date the Group and the Company can be required to pay:

The Group

	2014 Contractual undiscounted cash outflow					2013 Contractual undiscounted cash outflow				
	Within 1 Year or on demand $'000	More than 1 Year but less than 2 years $'000	More than 2 Years but less than 5 years $'000	Total $'000	Carrying amount at 31 December $'000	Within 1 Year or on demand $'000	More than 1 Year but less than 2 years $'000	More than 2 Years but less than 5 years $'000	Total $'000	Carrying amount at 31 December $'000
Secured bank loans	1,218,858	–	–	1,218,858	1,191,869	1,000,834	1,229,170	2,901,389	5,131,393	4,158,891
Senior notes	203,962	2,501,531	–	2,705,493	2,364,347	203,880	203,880	2,500,531	2,908,291	2,337,010
Finance lease liabilities	–	–	–	–	–	143,480	184,669	–	328,149	307,041
Trade and other payables (excluding prepayments from customers)	2,032,850	–	–	2,032,850	2,032,050	7,633,335	–	–	7,633,335	7,633,335
	3,455,670	2,501,531	–	5,957,201	6,659,086	8,981,529	1,617,719	5,401,920	16,001,168	14,436,277

The Company

	2014 Contractual undiscounted cash outflow					2013 Contractual undiscounted cash outflow				
	Within 1 Year or on demand $'000	More than 1 Year but less than 2 years $'000	More than 2 Years but less than 5 years $'000	Total $'000	Carrying amount at 31 December $'000	Within 1 Year or on demand $'000	More than 1 Year but less than 2 years $'000	More than 2 Years but less than 5 years $'000	Total $'000	Carrying amount at 31 December $'000
Senior notes	203,962	2,501,531	–	2,705,493	2,364,347	203,880	203,880	2,500,531	2,908,291	2,337,010
Trade and other payables (excluding prepayments from customers)	1,332,342	–	–	1,332,342	1,332,342	1,232,413	–	–	1,232,413	1,232,413
	1,536,304	2,501,531	–	4,037,835	3,696,689	1,436,293	203,880	2,500,531	4,140,704	3,569,423

Notes to the Financial Statements (Continued)

(Expressed in Hong Kong dollars unless otherwise indicated)

37 FINANCIAL RISK MANAGEMENT AND FAIR VALUES OF FINANCIAL INSTRUMENTS (CONTINUED)

(c) Interest rate risk

The Group's interest rate risk arises primarily from interest-bearing borrowings.

(i) Interest rate profile

The following table details the interest rate profile of the Group's and the Company's borrowings at the end of the reporting period.

	The Group				The Company			
	2014		2013		2014		2013	
	Interest rate %	$'000	Interest rate %	$'000	Interest rate %	$'000	Interest rate %	$'000
Fixed rate borrowings:								
Finance lease obligations	–	–	4.3%-6.5%	307,041	–	–	–	–
Bank loans	1.53%-5.50%	820,111	1.78%-5.60%	647,221	–	–	–	–
Senior notes	10%	2,364,347	10%	2,337,010	10%	2,364,347	10%	2,337,010
		3,184,458		3,291,272		2,364,347		2,337,010
Variable rate borrowings:								
Bank loans	2.63%-7.20%	371,778	2.37%-7.68%	3,511,670	–	–	–	–
		371,778		3,511,670		–		–
Total borrowings		3,556,236		6,802,942		2,364,347		2,337,010
Fixed rate borrowings as a percentage of total borrowings		69.54%		48.38%		100%		100%

37 FINANCIAL RISK MANAGEMENT AND FAIR VALUES OF FINANCIAL INSTRUMENTS (CONTINUED)

(c) Interest rate risk (Continued)

(ii) Sensitivity analysis

The sensitivity analyses below have been determined based on the exposure to interest rates for non-derivative financial instruments at the end of the reporting period. For variable-rate borrowings, the analysis is prepared assuming the borrowings outstanding at the end of the reporting period were outstanding for the whole year. The analysis is performed on the same basis for 2013.

At 31 December 2014, it is estimated that a general increase/decrease of 25 basis points in interest rates, with all other variables held constant, would have increased/decreased the Group's loss after tax and accumulated loss by approximately $697,000 (2013: $12,756,000). Other components of consolidated equity would have no change in response to the general increase/decrease in interest rates.

(d) Currency risk

The Group is exposed to currency risk primarily through sales, purchases and borrowings which give rise to payables, cash balances and bank loans that are denominated in a foreign currency, i.e. a currency other than the functional currency of the operations to which the transactions relate. The currencies giving rise to this risk are primarily United States dollars and Renminbi. The Group manages this risk as follows:

(i) Recognised assets and liabilities

In respect of trade receivables and payables denominated in foreign currencies, the Group ensures that the net exposure is kept to an acceptable level, by buying or selling foreign currencies at spot rates where necessary to address short-term imbalances. Most of the Group's borrowings are denominated in the functional currency of the entity taking out the loan. Given this, management does not expect that there will be any significant currency risk associated with the Group's borrowings.

Notes to the Financial Statements (Continued)

(Expressed in Hong Kong dollars unless otherwise indicated)

37 FINANCIAL RISK MANAGEMENT AND FAIR VALUES OF FINANCIAL INSTRUMENTS (CONTINUED)

(d) Currency risk (Continued)

(ii) Exposure to currency risk

The following table details the Group's and the Company's exposure at the end of the reporting period to currency risk arising from recognised assets or liabilities denominated in a currency other than the functional currency of the entity to which they relate. For presentation purposes, the amounts of the exposure are shown in Hong Kong dollars, translated using the spot rate at the year end date. Differences resulting from the translation of the financial statements of foreign operations into the Group's presentation currency are excluded.

The Group

	Exposure to foreign currency (expressed in HK$)									
	2014					2013				
	CA$	US$	RMB	SGD	HK$	CA$	US$	RMB	SGD	HK$
	$'000	$'000	$'000	$'000	$'000	$'000	$'000	$'000	$'000	$'000
Cash and cash equivalents	–	112,663	1,984	3,955	4,703	754	38,360	373,232	7,354	3,729
Trade and other receivables	23	1,654,506	1,136,008	704	701	12,204	618,434	3,757,932	629	259
Trade and other payables	(24)	(1,604,854)	(1,069,823)	(81)	(183)	(112,933)	(1,485,630)	(4,390,857)	(3,622)	(1,935)
Bank loans	–	(540,287)	–	–	–	–	(485,654)	–	–	–
Net exposure arising from recognised assets and liabilities	(1)	(577,970)	67,069	4,578	6,221	(99,975)	(1,314,490)	(259,693)	4,361	2,053

The Company

	Exposure to foreign currency (expressed in HK$)					
	2014			2013		
	MOP$	HK$	RMB	MOP$	HK$	RMB
	$'000	$'000	$'000	$'000	$'000	$'000
Cash and cash equivalents	–	3,022	880	–	3,075	4,469
Net exposure arising from recognised assets and liabilities	–	3,022	880	–	3,075	4,469

37 FINANCIAL RISK MANAGEMENT AND FAIR VALUES OF FINANCIAL INSTRUMENTS (CONTINUED)

(d) Currency risk (Continued)

(iii) Sensitivity analysis

The following table indicates the instantaneous change in the Group's loss after tax (and accumulated loss) and other components of consolidated equity that would arise if foreign exchange rate to which the Group has significant exposure at the end of the reporting period had changed at that date, assuming all other risk variables remained constant. In this respect, it is assumed that the pegged rate between the Hong Kong dollar and the United States dollar would be materially unaffected by any changes in movement in value of the United States dollar against other currencies.

The Group

	2014		2013	
	Increase/ (decrease) in foreign exchange rate	(Increase)/ decrease in loss after tax and accumulated loss	Increase/ (decrease) in foreign exchange rate	(Increase)/ decrease in loss after tax and accumulated loss
	$'000	$'000	$'000	$'000
CA$	5%	–	5%	(3,749)
	(5)%	–	(5)%	3,749
US$	5%	(20,377)	5%	(49,293)
	(5)%	20,377	(5)%	49,293
RMB	5%	1,109	5%	(9,738)
	(5)%	(1,109)	(5)%	9,738
SGD	5%	172	5%	164
	(5)%	(172)	(5)%	(164)
HK$	5%	196	5%	77
	(5)%	(196)	(5)%	(77)

Notes to the Financial Statements (Continued)

(Expressed in Hong Kong dollars unless otherwise indicated)

37 FINANCIAL RISK MANAGEMENT AND FAIR VALUES OF FINANCIAL INSTRUMENTS (CONTINUED)

(d) Currency risk (Continued)

(iii) Sensitivity analysis (Continued)

The Company

	2014		2013	
	Increase/ (decrease) in foreign exchange rate $'000	**Decrease/ (increase) in loss after tax and accumulated loss $'000**	Increase/ (decrease) in foreign exchange rate $'000	Decrease/ (increase) in loss after tax and accumulated loss $'000
RMB	**5%**	**44**	5%	223
	(5)%	**(44)**	(5)%	(223)
HK$	**5%**	**151**	5%	154
	(5)%	**(151)**	(5)%	(154)
MOP$	**5%**	**–**	5%	–
	(5)%	**–**	(5)%	–

Results of the analysis as presented in the above table represent an aggregation of the instantaneous effects on each of the Group entities' loss/profit after tax and equity measured in the respective functional currencies, translated into Hong Kong dollars at the exchange rate ruling at the end of the reporting period for presentation purposes.

The sensitivity analysis assumes that the change in foreign exchange rates had been applied to re-measure those financial instruments held by the Group which expose the Group to foreign currency risk at the end of the reporting period. The analysis excludes differences that would result from the translation of the financial statements of foreign operations into the Group's presentation currency. The analysis is performed on the same basis for 2013.

37 FINANCIAL RISK MANAGEMENT AND FAIR VALUES OF FINANCIAL INSTRUMENTS (CONTINUED)

(e) Fair value measurement

(i) Financial assets and liabilities measured at fair value

Fair value hierarchy

The following table presents the fair value of the Group's financial instruments measured at the end of the reporting period on a recurring basis, categorised into the three-level fair value hierarchy as defined in IFRS 13, *Fair value measurement*. The level into which a fair value measurement is classified is determined with reference to the observability and significance of the inputs used in the valuation technique as follows:

– Level 1 valuations: Fair value measured using only Level 1 inputs i.e. unadjusted quoted prices in active markets for identical assets or liabilities at the measurement date.

– Level 2 valuations: Fair value measured using Level 2 inputs i.e. observable inputs which fail to meet Level 1, and not using significant unobservable inputs. Unobservable inputs are inputs for which market data are not available.

– Level 3 valuations: Fair value measured using significant unobservable inputs.

Notes to the Financial Statements (Continued)

(Expressed in Hong Kong dollars unless otherwise indicated)

37 FINANCIAL RISK MANAGEMENT AND FAIR VALUES OF FINANCIAL INSTRUMENTS (CONTINUED)

(e) Fair value measurement (Continued)

(i) Financial assets and liabilities measured at fair value (Continued)

Fair value hierarchy (Continued)

2014

		The Group Fair value measurements as at 31 December 2014 categorised into		
	Fair value at 31 December 2014 $'000	Level 1 $'000	Level 2 $'000	Level 3 $'000
Recurring fair value measurement				
Financial assets:				
Derivative financial instruments				
— Forward foreign exchange contracts	13,957	–	13,957	–
— Other derivative	17,523	–	17,523	–
Financial liabilities:				
Derivative financial instruments				
— Forward foreign exchange contracts	16,007	–	16,007	–

2013

		The Group Fair value measurements as at 31 December 2013 categorised into		
	Fair value at 31 December 2013 $'000	Level 1 $'000	Level 2 $'000	Level 3 $'000
Recurring fair value measurement				
Financial assets:				
Derivative financial instruments				
—Forward foreign exchange contracts	11,600	–	11,600	–
Financial liabilities:				
Derivative financial instruments				
—Forward foreign exchange contracts	45,405	–	45,405	–

37 FINANCIAL RISK MANAGEMENT AND FAIR VALUES OF FINANCIAL INSTRUMENTS (CONTINUED)

(e) Fair value measurement (Continued)

(i) Financial assets and liabilities measured at fair value (Continued)

Fair value hierarchy (Continued)

During the years ended 31 December 2013 and 2014, there were no transfers between Level 1 and Level 2, or transfers into or out of Level 3. The Group's policy is to recognise transfers between levels of fair value hierarchy as at the end of the reporting period in which they occur.

Valuation techniques and inputs used in Level 2 fair value measurements.

The fair value of forward exchange contracts in Level 2 is determined by discounting the contractual forward price and deducting the current spot rate. The discount rate used is derived from the relevant government yield curve as at the end of the reporting period plus an adequate constant credit spread.

(ii) Fair value of financial assets and liabilities carried at other than fair value

All financial instruments are carried at amounts not materially different from their fair values as at 31 December 2014 and 2013 except for the Senior Notes (see note 29) and amounts due from/to subsidiaries which are unsecured, interest-free and have no fixed terms of repayment (see notes 19 and 33). Given the terms of amounts due from/to subsidiaries, it is not meaningful to disclose their fair values.

	The Group and the Company			
	2014		2013	
	Carrying amount $'000	Fair value $'000	Carrying amount $'000	Fair value $'000
Senior Notes	2,364,347	959,814	2,337,010	1,331,209

Notes to the Financial Statements (Continued)

(Expressed in Hong Kong dollars unless otherwise indicated)

38 OFFSETTING FINANCIAL ASSETS AND FINANCIAL LIABILITIES

The disclosures set out in the tables below include financial assets and financial liabilities that:

- are offset in the Group's consolidated statement of financial position; or
- are subject to an enforceable master netting arrangement or similar agreement that covers similar financial instruments, irrespective of whether they are offset in the consolidated statement of financial position.

The Group entered into several Bank Notes Pool and offsetting agreements with commercial banks in domestic China. Under such agreements, the Group has a legally enforceable right to set off the bills receivables and restricted bank deposits generated from the collection of those bills receivable with the Group's bank loans, and the Group and the commercial banks will settle the amount of the bills receivables and restricted bank deposits and the bank loans on a net basis.

In addition to the arrangements as mentioned above, the Group also entered into several loan and offsetting agreements with commercial banks in domestic China with an offset over the Group's restricted bank deposits and bank loans. Under such agreements, the Group has a legally enforceable right to set off the restricted bank deposits with the bank loans, and the Group and the commercial banks will settle the difference between the amount of the restricted bank deposits and the bank loans on a net basis.

38 OFFSETTING FINANCIAL ASSETS AND FINANCIAL LIABILITIES (CONTINUED)

(a) Financial assets subject to offsetting, enforceable master netting arrangements or similar agreements

	Gross amounts of recognised financial assets $'000	Gross amounts of recognised financial liabilities offset in the statement of financial position $'000	Net amounts of financial assets presented in the statement of financial position $'000
As at 31 December 2014			
Trade and other receivables	–	–	–
Restricted bank deposits	1,033,390	(1,023,066)	10,324
	1,033,390	(1,023,066)	10,324
As at 31 December 2013			
Trade and other receivables	194,303	(185,761)	8,542
Restricted bank deposits	4,355,101	(4,227,962)	127,139
	4,549,404	(4,413,723)	135,681

There are no financial instruments or financial collateral received in connection with the above offsetting arrangements.

Notes to the Financial Statements (Continued)

(Expressed in Hong Kong dollars unless otherwise indicated)

38 OFFSETTING FINANCIAL ASSETS AND FINANCIAL LIABILITIES (CONTINUED)

(b) Financial liabilities subject to offsetting, enforceable master netting arrangements or similar agreements

	Gross amounts of recognised financial liabilities $'000	Gross amounts of recognised financial assets offset in the statement of financial position $'000	Net amounts of financial liabilities presented in the statement of financial position $'000
As at 31 December 2014			
Secured bank loans	**1,023,066**	**(1,023,066)**	**–**
As at 31 December 2013			
Secured bank loans	4,413,723	(4,413,723)	–

There are no financial instruments or financial collateral pledged in connection with the above offsetting arrangements.

38 OFFSETTING FINANCIAL ASSETS AND FINANCIAL LIABILITIES (CONTINUED)

The tables below reconcile the "net amounts of financial assets and financial liabilities presented in the statement of financial position", as set out above, to the "trade and other receivables", "restricted bank deposits" and "secured bank loans" presented in the statement of financial position.

	At 31 December 2014 $'000	At 31 December 2013 $'000
Net amount of trade and other receivables after offsetting as stated above	–	8,542
Trade and other receivables not in scope of offsetting disclosure	2,060,940	4,607,682
Total trade and other receivables	2,060,940	4,616,224

	At 31 December 2014 $'000	At 31 December 2013 $'000
Net amount of restricted bank deposits after offsetting as stated above	10,324	127,139
Restricted bank deposits not in scope of offsetting disclosure	945,753	2,022,887
Total restricted bank deposits	956,077	2,150,026

Notes to the Financial Statements (Continued)

(Expressed in Hong Kong dollars unless otherwise indicated)

38 OFFSETTING FINANCIAL ASSETS AND FINANCIAL LIABILITIES (CONTINUED)

	At 31 December 2014 $'000	At 31 December 2013 $'000
Net amount of secured bank loans after offsetting as stated above	–	–
Secured bank loans not in scope of offsetting disclosure	1,191,889	4,158,891
Total secured bank loans	1,191,889	4,158,891

39 MATERIAL RELATED PARTY TRANSACTIONS

The Group had the following material related party transactions during the year.

(a) Key management personnel remuneration

Key management personnel are those persons holding positions with authority and responsibility for planning, directing and controlling the activities of the Group, directly or indirectly, including the Group's directors.

Remuneration for key management personnel, including amounts paid to the Company's directors as disclosed in note 10, and certain of the highest paid employees as disclosed in note 11, is as follows:

	2014 $'000	2013 $'000
Short-term employee benefits	51,138	55,816
Equity compensation benefits	7,559	344

The remuneration is included in "staff costs" (see note 8(b)).



39 MATERIAL RELATED PARTY TRANSACTIONS (CONTINUED)

(b) Material related party transactions

During the year, the Group entered into the following material related party transactions:

	2014 $'000	2013 $'000
Sales of products to a related party	735,326	201,659
Purchase of products from a related party	486,956	330,499
Rental expense for lease of properties from related parties	7,751	7,677

The directors of the Group is of the opinion that the above related party transactions were conducted on normal commercial terms and in accordance with the agreements governing such transactions.

(c) Related party balances

The outstanding balances arising from above transactions at consolidated statement of financial position are as follows:

	2014 $'000	2013 $'000
Amounts due from related parties	761	7,144
Amounts due to related parties	–	344,292

(d) Applicability of the Listing Rules relating to connected transactions

The related party transactions above constitute connected transactions or continuing connected transactions as defined in Chapter 14A of the Listing Rules. The disclosures required by Chapter 14A of the Listing Rules are provided in section headed "Directors' interests in contracts and continuing connected transactions" of the Reports of the directors.

Notes to the Financial Statements (Continued)

(Expressed in Hong Kong dollars unless otherwise indicated)

40 COMMITMENTS

(a) Capital commitments outstanding at 31 December 2014 not provided for in the financial statements are as follows:

	At 31 December 2014 $'000	At 31 December 2013 $'000
Contracted for	213,096	586,873
Authorised but not contracted for	–	94,484
	213,096	681,357

Capital commitments of the Group are mainly for construction of property, plant and equipment including logistics parks (coal transportation and storage facilities).

(b) At 31 December 2014, the total future minimum lease payments under non-cancellable operating leases are payable as follows:

	At 31 December 2014 $'000	At 31 December 2013 $'000
Within 1 year	11,090	27,465
After 1 year but within 5 years	3,235	21,646
After 5 years	–	1,526
	14,325	50,637

The Group leases buildings and others under operating leases. The leases typically run for an initial period of 1 to 4 years, with an option to renew when all terms are renegotiated. None of the leases includes contingent rentals.

(Expressed in Hong Kong dollars unless otherwise indicated)

41 CONTINGENT LIABILITIES — GUARANTEES

The Company's existing subsidiaries, other than those established/incorporated under the laws of the PRC, Winsway Coking Coal Holdings S.à.r.l., 0925165 B.C. Ltd., GCC and GCC LP, have provided guarantees for the Senior Notes issued in April 2011 (see note 29).

The guarantees will be released upon the full and final payment and performance of all obligations of the Company under the Senior Notes.

42 IMMEDIATE AND ULTIMATE CONTROLLING PARTY

At 31 December 2014, the directors consider the immediate parent and ultimate controlling party of the Group to be Winsway Resources Holding Limited and Winsway Group Holdings Limited respectively. Winsway Resources Holding Limited and Winsway Group Holdings Limited are incorporated in British Virgin Islands. These two entities do not produce financial statements available for public use.

43 POSSIBLE IMPACT OF AMENDMENTS, NEW STANDARDS AND INTERPRETATIONS ISSUED BUT NOT YET EFFECTIVE FOR THE YEAR ENDED 31 DECEMBER 2014

Up to the date of issue of these financial statements, the IASB has issued a few amendments and new standards which are not yet effective for the year ended 31 December 2014 and which have not been adopted in these financial statements. These include the following which may be relevant to the Group.

	Effective for accounting period beginning on or after
Amendments to IFRS 11, *Accounting for acquisitions of interests in joint operations*	1 January 2016
Amendments to IAS 16 and IAS 38, *Clarification of acceptable methods of depreciation and amortisation*	1 January 2016
IFRS 15, *Revenue from contracts with customers*	1 January 2017
IFRS 9, *Financial instruments*	1 January 2018

Notes to the Financial Statements (Continued)

(Expressed in Hong Kong dollars unless otherwise indicated)

43 POSSIBLE IMPACT OF AMENDMENTS, NEW STANDARDS AND INTERPRETATIONS ISSUED BUT NOT YET EFFECTIVE FOR THE YEAR ENDED 31 DECEMBER 2014 (CONTINUED)

The Group is in the process of making an assessment of what the impact of these amendments is expected to be in the period of initial application. So far it has concluded that the adoption of them is unlikely to have a significant impact on the Group's results of operations and financial position other than additional disclosures may arise.

In addition, the requirements of Part 9, "Accounts and Audit", of the new Hong Kong Companies Ordinance (Cap.622) come into operation from the Company's first financial year commencing after 3 March 2014 (i.e. the Company's financial year which began on 1 January 2015) in accordance with section 358 of that Ordinance. The Group is in the process of making an assessment of the expected impact of the changes in the Companies Ordinance on the consolidated financial statements in the period of initial application of Part 9. So far it has concluded that the impact is unlikely to be significant and will primarily only affect the presentation and disclosure of information in the consolidated financial statements.

Independent Auditor's Report

INDEPENDENT AUDITOR'S REPORT TO THE SHAREHOLDERS OF WINSWAY ENTERPRISES HOLDINGS LIMITED

(Incorporated in the British Virgin Islands with limited liability)

We have audited the consolidated financial statements of Winsway Enterprises Holdings Limited ("the Company") and its subsidiaries (together "the Group") set out on pages 55 to 147, which comprise the consolidated statement of financial position as at 31 December 2015, the consolidated statement of profit or loss, the consolidated statement of profit or loss and other comprehensive income, the consolidated statement of changes in equity and the consolidated cash flow statement for the year then ended and a summary of significant accounting policies and other explanatory information.

DIRECTORS' RESPONSIBILITY FOR THE CONSOLIDATED FINANCIAL STATEMENTS

The directors of the Company are responsible for the preparation of consolidated financial statements that give a true and fair view in accordance with International Financial Reporting Standards issued by the International Accounting Standards Board and the disclosure requirements of the Hong Kong Companies Ordinance and for such internal control as the directors determine is necessary to enable the preparation of consolidated financial statements that are free from material misstatement, whether due to fraud or error.

AUDITOR'S RESPONSIBILITY

Our responsibility is to express an opinion on these consolidated financial statements based on our audit. This report is made solely to you, as a body, and for no other purpose. We do not assume responsibility towards or accept liability to any other person for the contents of this report.

Except for the matters as explained below, we conducted our audit in accordance with Hong Kong Standards on Auditing issued by the Hong Kong Institute of Certified Public Accountants. Those standards require that we comply with ethical requirements and plan and perform the audit to obtain reasonable assurance about whether the consolidated financial statements are free from material misstatement.

Because of the matters described in the Basis for disclaimer of opinion paragraphs, however, we have been unable to form an opinion on the financial statements.

BASIS FOR DISCLAIMER OF OPINION

(a) Impairment of other investments in equity securities

As disclosed in note 22 to the financial statements, during the year ended 31 December 2015 the directors of the Company have recognised an impairment loss of $250,656,000 to fully write down the carrying amount of the Group's investments in certain of these companies based on a fair value valuation on the respective investments in the equity securities performed by an independent appraiser using the discounted cash flow method. These valuations were prepared using the transportation price and volume assumptions and source data provided by the management of the investees. We were unable to obtain sufficient appropriate audit evidence to evaluate whether the assumptions used in the above-mentioned valuations were reasonable and appropriately supportable and whether the source data is complete and accurate. Therefore, we were unable to conclude as to whether the amount of this impairment provision is, or is not, in accordance with the applicable accounting framework. Any decrease in the impairment losses recognised against other investments in equity securities would affect the net liabilities of the Group as at 31 December 2015 and the Group's net loss for the year ended 31 December 2015, and the related disclosures in the financial statements.

(b) Impairment of loan due from a third party

As disclosed in note 23 to the financial statements, the Group had an outstanding loan due from Moveday Enterprises Limited ("Moveday") of US$20.40 million (equivalent to approximately $158,075,000) as at 31 December 2015. During the year ended 31 December 2015 the directors of the Company have made an impairment provision of $120,189,000 against this balance, having taken into account information about the adverse financial and operating circumstances of Moveday during the year ended 31 December 2015, and assuming no possibility of any recovery that may be achieved in future through re-negotiation of the terms of the loan or alternative forms of settlement in kind. We were unable to obtain sufficient appropriate audit evidence to evaluate the reasonableness of the assumptions adopted by the directors of the Company in estimating the expected timings and amounts of future cash flows arising from the loan. Therefore, we were unable to conclude as to whether the amount of this impairment provision is, or is not, in accordance with the applicable accounting framework. Any decrease in the impairment losses recognised against this loan balance due from Moveday would affect the net liabilities of the Group as at 31 December 2015 and the Group's net loss for the year ended 31 December 2015, and the related disclosures in the financial statements.

(c) Multiple uncertainties related to going concern

As explained in note 2 to the financial statements, the Group sustained a further loss from continuing operations before taxation and impairment losses for non-current assets, of $609,012,000 and incurred a net cash outflow from operating activities of $524,899,000 from continuing operations for the year ended 31 December 2015. As at 31 December 2015, the Group had net current liabilities of $2,425,764,000 and net liabilities of $1,723,168,000. In addition, the Group did not make the scheduled interest payment of US$13.15 million in relation to the Senior Notes which fell due on 8 April 2015 and 8 October 2015 respectively and consequently the Group's outstanding Senior Notes amounting to $2,388,573,000 as at 31 December 2015 were in default as at 31 December 2015 and continue to be in default.

The directors of the Company have been undertaking certain measures to improve the Group's liquidity and financial position, which are set out in note 2 to the financial statements. The financial statements has been prepared on a going concern basis, the validity of which is dependent on the outcome of these measures, which are subject to the following uncertainties, including (i) whether the Group is able to complete the proposed debt restructuring of the outstanding Senior Notes with cash raised from a possible rights issue, with equity or other form of consideration offered at a discount to the principal amount of the Senior Notes, the achievability of which depends on a number of factors, including the restructuring of the outstanding Senior Notes being sanctioned and all conditions precedent to the debt restructuring schemes and the rights issue having been satisfied; (ii) whether the Group is able to successfully negotiate with the lenders for the renewal of all the existing borrowings upon their maturity and/or obtaining additional financing as and when required, the achievability of which depends on the completion of the proposed debt restructuring and the future trading results of the Group and (iii) whether the Group is able to implement its operation plans to control costs and to generate adequate cash flows from operations, the achievability of which depends on the market environment which is expected to remain challenging.

These facts and circumstances, along with other matters as described in note 2(b) to the financial statements, indicate the existence of multiple material uncertainties that may cast significant doubt on the Group's ability to continue as a going concern.

Should the Group be unable to continue to operate as a going concern, adjustments would have to be made to write down the value of assets to their recoverable amounts, to provide for further liabilities which might arise and to reclassify non-current assets and non-current liabilities as current assets and current liabilities respectively. The effect of these adjustments has not been reflected in the consolidated financial statements.

DISCLAIMER OF OPINION

Because we have not been able to obtain sufficient appropriate audit evidence and due to the potential interaction of the uncertainties related to going concern and their possible cumulative effect on the consolidated financial statements described in the Basis for disclaimer of opinion paragraphs, we do not express an opinion on the financial statements. In all other respects, in our opinion, the financial statements have been properly prepared in compliance with the disclosure requirements of the Hong Kong Companies Ordinance.

KPMG
Certified Public Accountants
8th Floor, Prince's Building
10 Chater Road
Central, Hong Kong

22 April 2016

Consolidated Statement of Profit or Loss

for the year ended 31 December 2015
(Expressed in Hong Kong dollars)

	Note	**2015** **$'000**	2014 $'000
Continuing operations:			
Revenue	4	**5,735,319**	7,547,738
Cost of sales		**(5,576,764)**	(7,445,586)
Gross profit		**158,555**	102,152
Other revenue	6	**2,991**	81,346
Distribution costs		**(29,141)**	(159,526)
Administrative expenses		**(449,936)**	(434,511)
Other operating income/(expenses), net	7	**3,239**	(2,187)
Impairment of non-current assets	8(c)	**(1,143,254)**	(429,743)
Loss from operating activities		**(1,457,546)**	(842,469)
Finance income	8(a)	**69,535**	108,974
Finance costs	8(a)	**(365,034)**	(401,777)
Net finance costs		**(295,499)**	(292,803)
Share of profit of an associate		**779**	1,803
Loss before taxation from continuing operations		**(1,752,266)**	(1,133,469)
Income tax	9	**(3,534)**	(82,081)
Loss from continuing operations		**(1,755,800)**	(1,215,550)
Discontinued operation:			
Loss from discontinued operation, net of tax	5	**(179,587)**	(4,681,208)
Loss for the year		**(1,935,387)**	(5,896,758)
Attributable to:			
Equity shareholders of the Company:			
Loss for the year from continuing operations		**(1,614,760)**	(1,200,321)
Loss for the year from discontinued operation		**(108,232)**	(2,492,734)
Loss for the year attributable to equity shareholders of the Company		**(1,722,992)**	(3,693,055)
Non-controlling interests:			
Loss for the year from continuing operations		**(141,040)**	(15,229)
Loss for the year from discontinued operation		**(71,355)**	(2,188,474)
Loss for the year attributable to non-controlling interests		**(212,395)**	(2,203,703)
Loss for the year		**(1,935,387)**	(5,896,758)
Loss per share			
— Basic and diluted (HK$)	13	**(0.457)**	(0.980)
Loss per share — continuing operations			
— Basic and diluted (HK$)	13	**(0.429)**	(0.319)

The notes on pages 62 to 147 form part of these financial statements. Details of dividends payable to equity shareholders of the Company are set out in note 35(b).

Consolidated Statement of Profit or Loss and Other Comprehensive Income

for the year ended 31 December 2015
(Expressed in Hong Kong dollars)

	Note	**2015 $'000**	2014 $'000
Loss for the year		**(1,935,387)**	(5,896,758)
Other comprehensive income for the year (after tax and reclassification adjustments):	12		
Item that may be reclassified subsequently to profit or loss:			
Exchange differences arising on translation		**(186,611)**	(35,453)
Total comprehensive income for the year		**(2,121,998)**	(5,932,211)
Attributable to:			
Equity shareholders of the Company		**(1,907,420)**	(3,719,224)
Non-controlling interests		**(214,578)**	(2,212,987)
Total comprehensive income for the year		**(2,121,998)**	(5,932,211)

The notes on pages 62 to 147 form part of these financial statements.

Consolidated Statement of Financial Position

at 31 December 2015
(Expressed in Hong Kong dollars)

	Note	At 31 December 2015 $'000	At 31 December 2014 $'000
Non-current assets			
Property, plant and equipment, net	15	225,333	908,562
Construction in progress	16	–	160,590
Lease prepayments	17	502,523	551,103
Intangible assets	18	4,816	4,870
Interest in an associate	20	16,320	17,021
Interest in a joint venture	21	–	–
Other investments in equity securities	22	125,065	399,015
Other non-current assets	23	–	150,813
Total non-current assets		874,057	2,191,974
Current assets			
Inventories	24	184,785	335,114
Trade and other receivables	25	886,434	2,060,940
Restricted bank deposits	26	499,104	956,077
Cash and cash equivalents	27	259,574	438,552
Trading securities	28	613	–
Assets held for sale	5	–	4,304,164
Total current assets		1,830,510	8,094,847
Current liabilities			
Secured bank loans	29	1,073,197	1,191,889
Trade and other payables	33	756,502	2,054,615
Income tax payable	34(a)	38,002	39,580
Senior notes	30	2,388,573	–
Liabilities held for sale	5	–	4,097,937
Total current liabilities		**4,256,274**	7,384,021
Net current (liabilities)/assets		**(2,425,764)**	710,826
Total assets less current liabilities		**(1,551,707)**	2,902,800

The notes on pages 62 to 147 form part of these financial statements.

Consolidated Statement of Financial Position (Continued)

at 31 December 2015
(Expressed in Hong Kong dollars)

	Note	**At 31 December 2015 $'000**	At 31 December 2014 $'000
Non-current liabilities			
Secured bank loans	29	**27,453**	–
Senior notes	30	**–**	2,364,347
Deferred income	31	**144,008**	155,865
Total non-current liabilities		**171,461**	2,520,212
NET (LIABILITIES)/ASSETS		**(1,723,168)**	382,588
CAPITAL AND RESERVES			
Share capital	35(c)	**4,992,337**	4,992,337
Reserves	35(f)	**(6,583,138)**	(4,691,960)
Total equity attributable to equity shareholders of the Company		**(1,590,801)**	300,377
Non-controlling interests		**(132,367)**	82,211
TOTAL EQUITY		**(1,723,168)**	382,588

Approved and authorised for issue by the board of directors on 22 April 2016.

CAO XINYI) *Directors*
ZHU HONGCHAN)

The notes on pages 62 to 147 form part of these financial statements.

Consolidated Statement of Changes in Equity

for the year ended 31 December 2015
(Expressed in Hong Kong dollars)

	Attributable to equity shareholders of the Company								
	Share capital $'000 (note 35(c))	Statutory reserve $'000 (note 35(f))	Employee share trusts $'000 (note 35(f))	Other reserve $'000 (note 35(f))	Exchange reserve $'000 (note 35(f))	Accumulated loss $'000	Total $'000	Non-controlling interests $'000	Total equity $'000
Balance at 1 January 2015	4,992,337	333,147	(3,000)	92,125	248,531	(5,362,763)	300,377	82,211	382,588
Equity settled share-based transactions	-	-	-	4,535	-	-	4,535	-	4,535
Expiry of share options granted under share option scheme	-	-	-	(110,441)	-	110,441	-	-	-
Total comprehensive income for the year	-	-	-	-	(184,428)	(1,722,992)	(1,907,420)	(214,578)	(2,121,998)
Loss covered by statutory reserve	-	(147,314)	-	-	-	147,314	-	-	-
Disposal of subsidiaries (note 14)	-	-	-	-	11,707	-	11,707	-	11,707
Balance at 31 December 2015	4,992,337	185,833	(3,000)	(13,781)	75,810	(6,828,000)	(1,590,801)	(132,367)	(1,723,168)
Balance at 1 January 2014	**4,992,337**	**324,977**	**(3,000)**	**113,460**	**274,700**	**(1,693,239)**	**4,009,235**	**1,987,490**	**5,996,725**
Equity settled share-based transactions	**-**	**-**	**-**	**10,377**	**-**	**-**	**10,377**	**-**	**10,377**
Expiry of share options granted under share option scheme	**-**	**-**	**-**	**(31,712)**	**-**	**31,712**	**-**	**-**	**-**
Contribution from non-controlling interests	**-**	**-**	**-**	**-**	**-**	**-**	**-**	**310,184**	**310,184**
Total comprehensive income for the year	**-**	**-**	**-**	**-**	**(26,169)**	**(3,693,055)**	**(3,719,224)**	**(2,212,987)**	**(5,932,211)**
Appropriation to statutory reserve	**-**	**8,181**	**-**	**-**	**-**	**(8,181)**	**-**	**-**	**-**
Disposal of subsidiaries	**-**	**(11)**	**-**	**-**	**-**	**-**	**(11)**	**(2,476)**	**(2,487)**
Balance at 31 December 2014	**4,992,337**	**333,147**	**(3,000)**	**92,125**	**248,531**	**(5,362,763)**	**300,377**	**82,211**	**382,588**

The notes on pages 62 to 147 form part of these financial statements.

Consolidated Cash Flow Statement

for the year ended 31 December 2015
(Expressed in Hong Kong dollars)

	Note	2015 $'000	2014 $'000
Operating activities			
Loss before taxation from continuing operations		(1,752,266)	(1,133,469)
Loss before taxation from discontinued operation		(269,626)	(5,471,184)
		(2,021,892)	(6,604,653)
Adjustments for:			
Depreciation		45,523	304,291
Amortisation of lease prepayments		11,062	11,718
Amortisation of intangible assets		830	37,543
Interest income		(47,188)	(79,442)
Interest expenses		459,666	577,015
Fair value change of derivative financial instruments		(22,785)	(30,547)
Equity settled share-based transactions		4,535	10,377
(Gain)/loss on disposal of property, plant and equipment and intangible assets, net	7	(4,268)	291
Share of profit of an associate		(779)	(1,803)
Impairment of non-current assets		1,131,461	5,579,640
Net realised and unrealised loss on trading securities		1,742	–
Gain on disposal of subsidiaries	5(e)	(11,707)	–
Foreign exchange loss, net		73,664	20,139
		(380,136)	(175,431)
Decrease in inventories		257,720	805,207
Decrease in trade and other receivables		1,128,059	2,545,210
Decrease in trade and other payables		(1,581,774)	(5,356,019)
Increase in trading securities		(2,355)	–
Income tax paid		(5,627)	(26,767)
Net cash used in operating activities		**(584,113)**	(2,207,800)

The notes on pages 62 to 147 form part of these financial statements.

Consolidated Cash Flow Statement

for the year ended 31 December 2015
(Expressed in Hong Kong dollars)

	Note	**2015 $'000**	2014 $'000
Investing activities			
Payment for purchase of property, plant and equipment, construction in progress, and lease prepayments		(54,571)	(315,738)
Proceeds from sales of property, plant and equipment and intangible assets		–	5,342
Repayment of loan from a third party		–	31,031
Interest received		57,224	82,254
Payment for purchase of derivative financial instruments		(11,036)	–
Decrease in restricted bank deposits		481,630	992,066
Disposal of subsidiaries	14	(10,423)	–
Net cash generated from investing activities		462,824	794,955
Financing activities			
Proceeds from bank loans		2,087,447	8,552,037
Repayment of bank loans		(2,157,938)	(8,349,318)
Capital element of finance lease rentals paid		(79,742)	(115,340)
Interests paid		(174,155)	(539,873)
Advances to Grande Cache Coal LP from non-controlling interest		–	179,047
Loan from a third party to Grande Cache Coal LP	5	278,927	108,608
Net cash used in financing activities		**(45,461)**	(164,839)
Net decrease in cash and cash equivalents		**(166,750)**	(1,577,684)
Cash and cash equivalents at 1 January	27	438,552	2,018,000
Effect of foreign exchange rate changes		(12,228)	(1,764)
Cash and cash equivalents at 31 December	27	259,574	438,552

The notes on pages 62 to 147 form part of these financial statements.

Notes to the Financial Statements

(Expressed in Hong Kong dollars unless otherwise indicated)

1 CORPORATE INFORMATION

Winsway Enterprises Holdings Limited (formerly known as "Winsway Coking Coal Holdings Limited") (the "Company") was incorporated in the British Virgin Islands ("BVI") on 17 September 2007 with limited liability under the Business Companies Act of the British Virgin Islands (2004). The Company and its subsidiaries (together referred to as the "Group") are principally engaged in the processing and trading of coking coal and other products and rendering of logistics services. In addition, the Group was engaged in development of coal mills and production of coking coal, which has been classified as a discontinued operation since the board of directors committed a plan to dispose of the relevant business on 27 June 2014. The disposal has been completed on 2 September 2015 (see note 5).

2 SIGNIFICANT ACCOUNTING POLICIES

(a) Statement of compliance

These financial statements have been prepared in accordance with all applicable International Financial Reporting Standards ("IFRSs"), which collective term includes all applicable individual International Financial Reporting Standards, International Accounting Standards ("IASs") and Interpretations issued by the International Accounting Standards Board ("IASB") and accounting principles generally accepted in Hong Kong and the disclosure requirements of the Hong Kong Companies Ordinance. These financial statements also comply with the applicable disclosure provisions of the Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited. A summary of the significant accounting policies adopted by the Group is set out below.

The IASB has issued certain new and revised IFRSs that are first effective or available for early adoption for the current accounting period of the Group and the Company. Note 2(c) provides information on any changes in accounting policies resulting from initial application of these developments to the extent that they are relevant to the Group for the current and prior accounting periods reflected in these financial statements.

(b) Basis of preparation of the financial statements

The consolidated financial statements for the year ended 31 December 2015 comprise the Company and its subsidiaries and the Group's interest in an associate and a joint venture.

The measurement basis used in the preparation of the financial statements is the historical cost basis except that the following assets and liabilities are stated at their fair value as explained in the accounting policies set out below:

— Financial instruments classified as trading securities (see note 2(g)).

— Derivative financial instruments (see note 2(h)).

— Disposal group held for sale are stated at the lower of carrying amount and fair value less costs to sell (see note 2(y)).

2 SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

(b) Basis of preparation of the financial statements (Continued)

The preparation of financial statements in conformity with IFRSs requires management to make judgements, estimates and assumptions that affect the application of policies and reported amounts of assets, liabilities, income and expenses. The estimates and associated assumptions are based on historical experience and various other factors that are believed to be reasonable under the circumstances, the results of which form the basis of making the judgements about carrying values of assets and liabilities that are not readily apparent from other sources. Actual results may differ from these estimates.

The estimates and underlying assumptions are reviewed on an ongoing basis. Revisions to accounting estimates are recognised in the period in which the estimate is revised if the revision affects only that period, or in the period of the revision and future periods if the revision affects both current and future periods.

Judgements made by management in the application of IFRSs that have significant effect on the financial statements and major sources of estimation uncertainty are discussed in note 3.

The consolidated financial statements are presented in Hong Kong dollars ("HK$"), which is different from the functional currency of the Company and its principal subsidiaries. The Company's functional currency is United Stated dollars ("US$"). As the Company is a listed company in Hong Kong, the directors of the Company consider that it is appropriate to present the consolidated financial statements in HK$.

The Group experienced a challenging trading period over the past few years as a result of the continuing depression of the coking coal market. For the year ended 31 December 2015, the Group sustained a further loss from continuing operations before taxation and impairment losses for non-current assets, of $609,012,000 and incurred a net cash outflow from operating activities of $524,899,000 from continuing operations. As at 31 December 2015, the Group had net current liabilities of $2,425,764,000 and net liabilities of $1,723,168,000.

In addition, the Group did not make the scheduled interest payments of US$13.15 million in relation to the Senior Notes (see note 30) which fell due on each of 8 April 2015 and 8 October 2015, respectively ("Interest Payment"). The Group's outstanding Senior Notes amounting to $2,388,573,000 as at 31 December 2015 went into default after the 30-day grace period expired on 8 May 2015 for making the Interest Payment under the terms of the indenture dated 8 April 2011, as amended and supplemented, in relation to the Senior Notes. A committee of the holders of the Senior Notes ("Bondholders") ("Bondholder Group") was formed for the purposes of facilitating discussions between the Bondholders and the Group about restructuring of the Senior Notes and an independent financial advisor, Houlihan Lokey (China) Limited ("Houlihan Lokey"), has been appointed to act as the financial advisor to the Bondholder Group and Akin Gump Strauss Hauer & Feld LLP ("Akin Gump") was appointed as legal adviser to the Bondholder Group.

(Expressed in Hong Kong dollars unless otherwise indicated)

2 SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

(b) Basis of preparation of the financial statements (Continued)

In view of such circumstances, the directors have given careful consideration to future liquidity and performance of the Group and its available sources of financing in assessing whether the Group will be able to repay the outstanding Senior Notes and be able to finance its future working capital and financial requirements. Certain measures have been taken to manage its liquidity needs and to improve its financial position which include, but are not limited to, the following:

(1) On 25 November 2015, the Company, certain of its subsidiaries and certain of the Bondholders entered into a restructuring support agreement ("Restructuring Support Agreement"), pursuant to which such Bondholders have agreed to support the proposed restructuring of the outstanding Senior Notes ("Debt Restructuring") to be implemented through schemes of arrangement under section 179A of the Business Companies Act of the British Virgin Islands (2004) ("BVI Scheme") and sections 673 and 674 of the Companies Ordinance (Cap. 622) (as amended) as applicable in Hong Kong ("Hong Kong Scheme") (collectively "Schemes").

The proposed Debt Restructuring will consist of a redemption of the outstanding Senior Notes and Interest Payments and all accrued, scheduled interest payments up to the date of the settlement at a discount, with Bondholders accepting a combination of (i) cash consideration of US$50 million minus a consent fee in a total amount equal to 2% of the outstanding principal and accrued but unpaid interest in respect of the Senior Notes as at the date of the Restructuring Support Agreement ("Consent Fee"), and a success fee payable to Houlihan Lokey ("Cash Consideration"); (ii) new ordinary shares of the Company proposed to be provisionally allotted and issued to the Bondholders which shall represent not less than 18.75% of the total issued shares on a fully diluted basis upon completion of the Debt Restructuring ("Scheme Shares"); and (iii) certain contingent value rights ("CVRs") which would give rise to a one-off payment of US$10 million to the Bondholders upon the occurrence of a triggering event that is the Company's adjusted profit before taxation in any of the 5 years from the issue date of the CVRs exceeding US$100 million.

The Schemes are subject to the approval of a majority in number representing at least 75% in value of the Bondholders present and voting (either in person or by proxy) at the meetings of the Bondholders in relation to the Hong Kong Scheme, as convened by order of the High Court of Hong Kong ("Hong Kong Court") for the purpose of considering and, if thought fit, approving the Hong Kong Scheme or in relation to the BVI Scheme, as convened by order of the Commercial Court of the BVI ("BVI Court") for the purpose of considering and, if thought fit, approving the BVI Scheme ("Scheme Meetings").

In addition, the Schemes are subject to the sanction by the BVI Court and the Hong Kong Court.

The Cash Consideration as well as the Consent Fee and the success fee of Houlihan Lokey are expected to be funded by the proceeds of a possible rights issue to raise proceeds of approximately US$50 million ("Rights Issue").

Completion of the Debt Restructuring will be conditional on, amongst other things, completion of the Rights Issue and the receipt by the Company of US$50 million from the Rights Issue.

(Expressed in Hong Kong dollars unless otherwise indicated)

2 SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

(b) Basis of preparation of the financial statements (Continued)

(1) (Continued)

On 11 March 2016, Famous Speech Limited, a company incorporated in the BVI with limited liability ("Famous Speech"), Mr. Wang, being the controlling shareholder, and his directly or indirectly wholly owned companies, which together own approximately 40.24% of the existing issued shares of the Company ("Controlling Shareholder Group"), and the Company entered into an underwriting agreement, pursuant to which Famous Speech has conditionally agreed to subscribe for all new shares proposed to be provisionally allotted and issued to the qualifying shareholders for subscription pursuant to the Rights Issue at the subscription price of the Rights Issue ("Underwriting Agreement").

Mr. Wang is beneficially interested in an aggregate of 1,518,250,109 ordinary shares of the Company ("Shares"), representing approximately 40.24% of the total issued Shares of the Company. Famous Speech is wholly owned by Amy Wang, the daughter of Mr. Wang, and upon completion of a share subscription agreement ("Share Subscription Agreement") between, among others, Amy Wang and Magnificent Gardenia Limited, a company ultimately majority owned by China Minmetals Corporation, a state-owned enterprises incorporated in the PRC ("Magnificent Gardenia"), Famous Speech will be owned as to 73.3% and 26.7% by Amy Wang and Magnificent Gardenia, respectively. Assuming no take up of new shares by other qualifying shareholders, the fulfillment by Famous Speech of its underwriting commitment would result in an obligation to make a mandatory general offer by Famous Speech and parties acting in concert with it for all the issued Shares (other than those already owned or agreed to be acquired by them) under Rule 26.1 of the Hong Kong Code on Takeovers and Mergers and Share Buy-backs ("Takeovers Code"), unless a waiver ("Whitewash Waiver") from strict compliance with Rule 26.1 of the Takeovers Code is granted by the Executive Director of the Corporate Finance Division of the Securities and Futures Commission of Hong Kong, or any delegate of the Executive Director ("SFC Executive"). Mr. Wang, the Controlling Shareholder Group, Amy Wang are acting in concert with Famous Speech and Magnificent Gardenia Limited is not, but is deemed to be acting in concert with Famous Speech under the Takeovers Code. An application will be made by Famous Speech to the SFC Executive for the granting of the Whitewash Waiver.

To the best knowledge of the Company, certain Bondholders holding an aggregate principal amount of US$1,280,000 (representing approximately 0.41% of the outstanding Senior Notes) also hold 28,802,000 Shares in total (representing approximately 0.76% of the total issued Shares) as of the date hereof. The payment of the Consent Fee and the distribution of the Scheme Consideration to Bondholders are not capable of being extended to all Shareholders will constitute a special deal ("Special Deal") under note 5 to Rule 25 of the Takeovers Code. The Special Deal will require the consent of the SFC Executive to proceed.

The Whitewash Waiver and consent for the Special Deal, if granted by the SFC Executive, would be subject to, among other things, the approval of the shareholders other than (i) Mr. Wang and his concert parties; (ii) those who are involved or interested in the Rights Issue, the Underwriting Agreement, the Special Deals and/or the Whitewash Waiver; and (iii) Bondholders who are also shareholders of the Company ("Independent Shareholders") at an extraordinary general meeting of the Company ("EGM") by way of poll.

Completion of the Rights Issue will be conditional on, amongst other things, the Schemes being sanctioned and all conditions precedent to the Schemes having been satisfied or as applicable, waived, other than the completion of the Rights Issue.

2 SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

(b) Basis of preparation of the financial statements (Continued)

(2) The Group is also negotiating with various financial institutions for renewal of the existing borrowings upon their maturity and/or obtaining additional financing.

(3) The Group is also maximising its sales efforts, including speeding up sales of its existing inventories, seeking new orders from overseas markets, and implementing more stringent cost control measures with a view to improving operating cash flows.

Whilst the Group is taking measures to preserve cash and secure additional finance, the following material uncertainties exist:

(a) The Schemes may not be approved by a majority in number representing at least 75% in value of the Bondholders present and voting (either in person or by proxy) at the Scheme Meetings.

(b) The Group may not be able to obtain from the shareholders of the Company all necessary shareholders' approvals and consents in respect of the Debt Restructuring.

(c) The Hong Kong Court or the BVI Court may decline to sanction the Schemes.

(d) The Whitewash Waiver and consent for the Special Deal may not be granted by the SFC Executive or approved by the Independent Shareholders at the EGM.

(e) The Group may not be able to obtain from the shareholders of the Company all necessary shareholders' approvals and consents in respect of the Rights Issue.

If any of the matters mentioned in (a), (b), (c), (d) or (e) is the case, the Rights Issue and Debt Restructuring will not proceed.

(f) The Group may not be able to obtain support from its lenders. The Group's ability to successfully negotiate with its lenders to renew existing borrowings and/or obtain additional financing is dependent upon the completion of the proposed Debt Restructuring and the future trading results of the Group.

(g) The operation plans may not be successfully implemented and future trading results and cash flows in respect of operating activities may not be in line with the assumptions. The achievability of the plans is dependent upon the market environment, which is expected to remain challenging in the coming years.

These facts and circumstances indicate the existence of multiple material uncertainties which may cast significant doubt on the Group's ability to continue as a going concern and therefore it may be unable to realise its assets and discharge its liabilities in the normal course of business.

(Expressed in Hong Kong dollars unless otherwise indicated)

2 SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

(b) Basis of preparation of the financial statements (Continued)

The directors have reviewed the Group's cash flow projections prepared by management. The cash flow projections cover a period of not less than twelve months from the end of the reporting period. They are of the opinion that, taking into account the above-mentioned plans and measures, the Group would have sufficient working capital to finance its operations and to meet its financial obligations as and when they fall due within the next twelve months from the end of the reporting period. Accordingly, the directors are of the opinion that it is appropriate to prepare the financial statements for the year ended 31 December 2015 on a going concern basis.

Should the Group be unable to continue to operate as a going concern, adjustments would have to be made to write down the value of assets to their recoverable amounts, to provide for further liabilities which might arise and to reclassify non-current assets and non-current liabilities as current assets and current liabilities respectively. The effect of these adjustments has not been reflected in the financial statements.

(c) Changes in accounting policies

The IASB has issued the following amendments to IFRSs that are first effective for the current accounting period of the Group:

- Amendments to IFRS 19, *Employee benefits: Defined benefit plans: Employee contributions*
- *Annual Improvements to IFRSs 2010–2012 Cycle*
- *Annual Improvements to IFRSs 2011–2013 Cycle*

The Group has not applied any new standard or interpretation that is not yet effective for the current accounting period. Impacts of the adoption of the new or amended IFRSs are discussed below:

Amendments to IFRS 19, Employee benefits: Defined benefit plans: Employee contributions

The amendments introduce a relief to reduce the complexity of accounting for certain contributions from employees or third parties under defined benefit plans. When the contributions are eligible for the practical expedient provided by the amendments, a company is allowed to recognise the contributions as a reduction of the service cost in the period in which the related service is rendered, instead of including them in calculating the defined benefit obligation. The amendments do not have an impact on these financial statements as the Group does not operate defined benefit plans.

Annual Improvements to IFRSs 2010–2012 Cycle and 2011-2013 Cycle

These two cycles of annual improvements contain amendments to nine standards with consequential amendments to other standards. Among them, IAS 24, *Related party disclosures* has been amended to expand the definition of a "related party" to include a management entity that provides key management personnel services to the reporting entity, and to require the disclosure of the amounts incurred for obtaining the key management personnel services provided by the management entity. These amendments do not have an impact on the Group's related party disclosures as the Group does not obtain key management personnel services from management entities.

2 SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

(d) Subsidiaries and non-controlling interests

Subsidiaries are entities controlled by the Group. The Group controls an entity when it is exposed, or has rights, to variable returns from its involvement with the entity and has the ability to affect those returns through its power over the entity. When assessing whether the Group has power, only substantive rights (held by the Group and other parties) are considered.

An investment in a subsidiary is consolidated into the consolidated financial statements from the date that control commences until the date that control ceases. Intra-group balances, transactions and cash flows and any unrealised profits arising from intra-group transactions are eliminated in full in preparing the consolidated financial statements. Unrealised losses resulting from intra-group transactions are eliminated in the same way as unrealised gains but only to the extent that there is no evidence of impairment.

Non-controlling interests represent the equity in a subsidiary not attributable directly or indirectly to the Company, and in respect of which the Group has not agreed any additional terms with the holders of those interests which would result in the Group as a whole having a contractual obligation in respect of those interests that meets the definition of a financial liability. For each business combination, the Group can elect to measure any non-controlling interests either at fair value or at the non-controlling interests' proportionate share of the subsidiary's net identifiable assets.

Non-controlling interests are presented in the consolidated statement of financial position within equity, separately from equity attributable to the equity shareholders of the Company. Non-controlling interests in the results of the Group are presented on the face of the consolidated statement of profit or loss and the statement of profit or loss and other comprehensive income as an allocation of the total profit or loss and total comprehensive income for the year between non-controlling interests and the equity shareholders of the Company. Loans from holders of non-controlling interests and other contractual obligations towards these holders are presented as financial liabilities in the consolidated statement of financial position in accordance with notes 2(p) or (q) depending on the nature of the liability.

Changes in the Group's interests in a subsidiary that do not result in a loss of control are accounted for as equity transactions, whereby adjustments are made to the amounts of controlling and non-controlling interests within consolidated equity to reflect the change in relative interests, but no adjustments are made to goodwill and no gain or loss is recognised.

When the Group loses control of a subsidiary, it is accounted for as a disposal of the entire interest in that subsidiary, with a resulting gain or loss being recognised in profit or loss. Any interest retained in that former subsidiary at the date when control is lost is recognised at fair value and this amount is regarded as the fair value on initial recognition of a financial asset (see note 2(g)) or, when appropriate, the cost on initial recognition of an investment in an associate or joint venture (see note 2(e)).

In the Company's statement of financial position, an investment in a subsidiary is stated at cost less impairment losses (see note 2(m)), unless the investment is classified as held for sale (or included in a disposal group that is classified as held for sale) (see note 2(y)).

2 SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

(e) Associates and joint ventures

An associate is an entity in which the Group or Company has significant influence, but not control or joint control, over its management, including participation in the financial and operating policy decisions.

A joint venture is an arrangement whereby the Group or Company and other parties contractually agree to share control of the arrangement, and have rights to the net assets of the arrangement.

An investment in an associate or a joint venture is accounted for in the consolidated financial statements under the equity method. Under the equity method, the investment is initially recorded at cost, adjusted for any excess of the Group's share of the acquisition-date fair values of the investee's identifiable net assets over the cost of the investment (if any). Thereafter, the investment is adjusted for the post acquisition change in the Group's share of the investee's net assets and any impairment loss relating to the investment (see notes 2(f) and (m)). Any acquisition-date excess over cost, the Group's share of the post-acquisition, post-tax results of the investees and any impairment losses for the year are recognised in the consolidated statement of profit or loss, whereas the Group's share of the post-acquisition post-tax items of the investees' other comprehensive income is recognised in the consolidated statement of profit or loss and other comprehensive income.

When the Group's share of losses exceeds its interest in the associate or the joint venture, the Group's interest is reduced to nil and recognition of further losses is discontinued except to the extent that the Group has incurred legal or constructive obligations or made payments on behalf of the investee. For this purpose, the Group's interest is the carrying amount of the investment under the equity method together with the Group's long-term interests that in substance form part of the Group's net investment in the associate or the joint venture.

Unrealised profits and losses resulting from transactions between the Group and its associate and joint venture are eliminated to the extent of the Group's interest in the investee, except where unrealised losses provide evidence of an impairment of the asset transferred, in which case they are recognised immediately in profit or loss.

When the Group ceases to have significant influence over an associate or joint control over a joint venture, it is accounted for as a disposal of the entire interest in that investee, with a resulting gain or loss being recognised in profit or loss. Any interest retained in that former investee at the date when joint control is lost is recognised at fair value and this amount is regarded as the fair value on initial recognition of a financial asset (see note 2(g)).

In the Company's statement of financial position, investments in associates and joint ventures are stated at cost less impairment losses (see note 2(m)).

(Expressed in Hong Kong dollars unless otherwise indicated)

2 SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

(f) Goodwill

Goodwill represents the excess of

(i) the aggregate of the fair value of the consideration transferred, the amount of any non-controlling interest in the acquiree and the fair value of the Group's previously held equity interest in the acquiree; over

(ii) the net fair value of the acquiree's identifiable assets and liabilities measured as at the acquisition date.

When (ii) is greater than (i), then this excess is recognised immediately in profit or loss as a gain on a bargain purchase.

Goodwill is stated at cost less accumulated impairment losses. Goodwill arising on a business combination is allocated to each cash-generating unit, or groups of cash-generating units, that is expected to benefit from the synergies of the combination and is tested annually for impairment (see note 2(m)).

On disposal of a cash-generating unit during the year, any attributable amount of purchased goodwill is included in the calculation of the profit or loss on disposal.

(g) Other investments in equity securities

The Group's and the Company's policies for investments in equity securities, other than investments in subsidiaries, associates and joint ventures, are as follows:

Investments in equity securities are initially stated at fair value, which is their transaction price unless it is determined that the fair value at initial recognition differs from the transaction price and that fair value is evidenced by a quoted price in an active market for an identical asset or liability or based on a valuation technique that uses only data from observable markets. Cost includes attributable transaction costs, except where indicated otherwise below. These investments are subsequently accounted for as follows, depending on their classification:

Investments in equity securities held for trading are classified as current assets. Any attributable transaction costs are recognised in profit or loss as incurred. At the end of each reporting period the fair value is remeasured, with any resultant gain or loss being recognised in profit or loss. The net gain or loss recognised in profit or loss does not include any dividends earned on these investments as these are recognised in accordance with the policies set out in note 2(v)(iii).

Investments in equity securities that do not have a quoted price in an active market for an identical instrument and whose fair value cannot otherwise be reliably measured are recognised in the statement of financial position at cost less impairment losses (see note 2(m)). Dividend income from equity securities is recognised in profit or loss in accordance with the policies set out in notes 2(v)(iii).

Investments are recognised/derecognised on the date the Group commits to purchase/sell the investments or they expire.

2 SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

(h) Derivative financial instruments

Embedded derivatives are separated from the host contract and accounted for separately if certain criteria are met. Derivative financial instruments are recognised initially at fair value. At the end of each reporting period the fair value is remeasured. The gain or loss on remeasurement to fair value is recognised immediately in profit or loss, except where the derivatives qualify for cash flow hedge accounting or hedge the net investment in a foreign operation, in which case recognition of any resultant gain or loss depends on the nature of the item being hedged.

(i) Exploration and evaluation expenditures

Exploration and evaluation activity involves the search for mineral resources, the determination of technical feasibility and the assessment of commercial viability of an identified resource.

Exploration and evaluation expenditures include costs which are directly attributable to researching and analysing historic exploration data, conducting topographical, geological, geochemical and geophysical studies as well as exploratory drilling, trenching and sampling. In addition, costs incurred to prove the technical feasibility and commercial viability of resources found are included.

Expenditure during the initial exploration stage of a project is charged to profit or loss as incurred. Exploration and evaluation costs, including the costs of acquiring licenses, are capitalised as exploration and evaluation assets on a project-by-project basis pending determination of the technical feasibility and commercial viability of the project. The capitalised costs are presented as either tangible or intangible exploration and evaluation assets according to the nature of the assets.

Once the technical feasibility and commercial viability of the extraction of proven and probable mineral reserves in an area of interest are demonstrable, exploration and evaluation assets are tested for impairment and reclassified to "Mineral assets" within property, plant and equipment. When a project is abandoned, the related irrecoverable costs are written off to profit or loss immediately.

(j) Property, plant and equipment

(i) Mineral assets

Mineral assets include the capitalised costs directly attributable to the development and construction of mines (including amounts transferred from exploration and evaluation assets), capitalised stripping costs and assets recognised for the restoration obligations of the mining operations (see note 2 (u)(iii)).

When proven and probable coal reserves have been determined, stripping costs incurred to develop coal mines are capitalised as part of the cost of the mineral assets.

Stripping costs incurred during the production phase of a surface mine are allocated between the inventory produced and the stripping activity asset using an average strip ratio for the pit life. The stripping activity asset is depreciated on a systematic basis, over the expected useful life of the identified component of the mineralised body that becomes more accessible as a result of the stripping activity, on an units-of-production basis over the estimated recoverable mineral reserves that directly benefit from the stripping activity.

Mineral assets are depreciated on the units-of-production method utilising only proven and probable coal reserves in the depletion base.

(Expressed in Hong Kong dollars unless otherwise indicated)

2 SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

(j) Property, plant and equipment (Continued)

(ii) Other property, plant and equipment

Other property, plant and equipment are stated at cost less accumulated depreciation and impairment losses (see note 2(m)).

Construction in progress represents other property, plant and equipment under construction and equipment pending installation, and is initially recognised in the statement of financial position at cost less impairment losses (see note 2(m)). The construction in progress is transferred to property, plant and equipment when the asset is substantially ready for its intended use.

The cost of self-constructed items of other property, plant and equipment includes the cost of materials, direct labour, the initial estimate, where relevant, of the costs of dismantling and removing the items and restoring the site on which they are located, and an appropriate proportion of production overheads and borrowing costs (see note 2(x)).

Gains or losses arising from the retirement or disposal of an item of other property, plant and equipment are determined as the difference between the net disposal proceeds and the carrying amount of the item and are recognised in profit or loss on the date of retirement or disposal.

Depreciation is calculated to write off the cost of items of other property, plant and equipment, less their estimated residual value, if any, using the straight-line method over their estimated useful lives as follows:

Buildings	10 to 20 years
Plant and machinery	3 to 20 years
Motor vehicles	4 to 5 years
Office and other equipment	2 to 10 years
Railway special assets	8 to 50 years

Where parts of an item of other property, plant and equipment have different useful lives, the cost of the item is allocated on a reasonable basis between the parts and each part is depreciated separately. Both the useful life of an asset and its residual value, if any, are reviewed annually.

2 SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

(k) Intangible assets

(i) Mining rights

The cost of mining rights acquired in a business combination is their fair value as at the date of acquisition. Following the initial recognition, mining rights are stated at cost less accumulated amortisation and impairment losses (see note 2(m)).

Mining rights are amortised on the units of production method utilising only proven and probable coal reserves in the depletion base.

(ii) Other intangible assets

Other intangible assets that are acquired by the Group are stated at cost less accumulated amortisation with finite useful lives, and impairment losses (see note 2(m)). Amortisation is recognised in profit or loss on a straight-line basis over the assets' useful lives. The following other intangible assets with finite useful lives are amortised from the date they are available for use and their estimated useful lives are as follows:

Software	10 years

Both the period and method of amortisation are reviewed annually.

(l) Leased assets

An arrangement, comprising a transaction or a series of transactions, is or contains a lease if the Group determines that the arrangement conveys a right to use a specific asset or assets for an agreed period of time in return for a payment or a series of payments. Such a determination is made based on an evaluation of the substance of the arrangement and is regardless of whether the arrangement takes the legal form of a lease.

(i) Classification of assets leased to the Group

Assets that are held by the Group under leases which transfer to the Group substantially all the risks and rewards of ownership are classified as being held under finance leases. Leases which do not transfer substantially all the risks and rewards of ownership to the Group are classified as operating leases.

(ii) Assets acquired under finance leases

Where the Group acquires the use of assets under finance leases, the amounts representing the fair value of the leased asset, or, if lower, the present value of the minimum lease payments, of such assets are recognised as property, plant and equipment and the corresponding liabilities, net of finance charges, are recorded as obligations under finance leases. Depreciation is provided at rates which write off the cost or valuation of the assets over the term of the relevant lease or, where it is likely the Group will obtain ownership of the asset, the life of the asset, as set out in note 2(j). Impairment losses are accounted for in accordance with the accounting policy as set out in note 2(m). Finance charges implicit in the lease payments are charged to profit or loss over the period of the leases so as to produce an approximately constant periodic rate of charge on the remaining balance of the obligations for each accounting period. Contingent rentals are charged to profit or loss in the accounting period in which they are incurred.

2 SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

(l) Leased assets (Continued)

(iii) Operating lease charges

Where the Group has the use of assets held under operating leases, payments made under the leases are charged to profit or loss in equal instalments over the accounting periods covered by the lease term, except where an alternative basis is more representative of the pattern of benefits to be derived from the leased asset. Lease incentives received are recognised in profit or loss as an integral part of the aggregate net lease payments made. Contingent rentals are charged to profit or loss in the accounting period in which they are incurred.

The cost of acquiring land held under an operating lease (land use rights) is amortised on a straight-line basis over the period of the lease term.

(m) Impairment of assets

(i) Impairment of investments in equity securities and receivables

Investments in equity securities and other current and non-current receivables that are stated at cost or amortised cost are reviewed at the end of each reporting period to determine whether there is objective evidence of impairment. Objective evidence of impairment includes observable data that comes to the attention of the Group about one or more of the following loss events:

- significant financial difficulty of the debtor;
- a breach of contract, such as a default or delinquency in interest or principal payments;
- it becoming probable that the debtor will enter bankruptcy or other financial reorganisation;
- significant changes in the technological, market, economic or legal environment that have an adverse effect on the debtor; and
- a significant or prolonged decline in the fair value of an investment in an equity instrument below its cost.

If any such evidence exists, any impairment loss is determined and recognised as follows:

- For investments in associates and joint ventures accounted for under the equity method in the consolidated financial statements (see note 2(e)), the impairment loss is measured by comparing the recoverable amount of the investment with its carrying amount in accordance with note 2(m)(ii). The impairment loss is reversed if there has been a favourable change in the estimates used to determine the recoverable amount in accordance with note 2(m)(ii).
- For unquoted equity securities carried at cost, the impairment loss is measured as the difference between the carrying amount of the financial asset and the estimated future cash flows, discounted at the current market rate of return for a similar financial asset where the effect of discounting is material. Impairment losses for equity securities carried at cost are not reversed.

2 SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

(m) Impairment of assets (Continued)

(i) Impairment of investments in equity securities and receivables (Continued)

- For trade and other current receivables and other financial assets carried at amortised cost, the impairment loss is measured as the difference between the asset's carrying amount and the present value of estimated future cash flows, discounted at the financial asset's original effective interest rate (i.e. the effective interest rate computed at initial recognition of these assets), where the effect of discounting is material. This assessment is made collectively where these financial assets share similar risk characteristics, such as similar past due status, and have not been individually assessed as impaired. Future cash flows for financial assets which are assessed for impairment collectively are based on historical loss experience for assets with credit risk characteristics similar to the collective group.

  If in a subsequent period the amount of an impairment loss decreases and the decrease can be linked objectively to an event occurring after the impairment loss was recognised, the impairment loss is reversed through profit or loss. A reversal of an impairment loss shall not result in the asset's carrying amount exceeding that which would have been determined had no impairment loss been recognised in prior years.

Impairment losses are written off against the corresponding assets directly, except for impairment losses recognised in respect of trade debtors and bills receivable included within trade and other receivables, whose recovery is considered doubtful but not remote. In this case, the impairment losses for doubtful debts are recorded using an allowance account. When the Group is satisfied that recovery is remote, the amount considered irrecoverable is written off against trade debtors and bills receivable directly and any amounts held in the allowance account relating to that debt are reversed. Subsequent recoveries of amounts previously charged to the allowance account are reversed against the allowance account. Other changes in the allowance account and subsequent recoveries of amounts previously written off directly are recognised in profit or loss.

(ii) Impairment of other assets

Internal and external sources of information are reviewed at the end of the each reporting period to identify indications that the following assets may be impaired or, except in the case of goodwill, an impairment loss previously recognised no longer exists or may have decreased:

- property, plant and equipment;
- construction in progress;
- lease prepayments;
- intangible assets;
- goodwill; and
- investments in subsidiaries in the Company's statement of financial position.

2 SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

(m) Impairment of assets (Continued)

(ii) Impairment of other assets (Continued)

If any such indication exists, the asset's recoverable amount is estimated. In addition, for goodwill, intangible assets that are not yet available for use and intangible assets that have indefinite useful lives, the recoverable amount is estimated annually whether or not there is any indication of impairment.

- Calculation of recoverable amount

  The recoverable amount of an asset is the greater of its fair value less costs of disposal and value in use. In assessing value in use, the estimated future cash flows are discounted to their present value using a pre-tax discount rate that reflects current market assessments of the time value of money and the risks specific to the asset. Where an asset does not generate cash inflows largely independent of those from other assets, the recoverable amount is determined for the smallest group of assets that generates cash inflows independently (i.e. a cash-generating unit).

- Recognition of impairment losses

  An impairment loss is recognised in profit or loss if the carrying amount of an asset, or the cash-generating unit to which it belongs, exceeds its recoverable amount. Impairment losses recognised in respect of cash-generating units are allocated first to reduce the carrying amount of any goodwill allocated to the cash-generating unit (or group of units) and then, to reduce the carrying amount of the other assets in the unit (or group of units) on a pro rata basis, except that the carrying value of an asset will not be reduced below its individual fair value less costs of disposal (if measurable) or value in use (if determinable).

- Reversals of impairment losses

  In respect of assets other than goodwill, an impairment loss is reversed if there has been a favourable change in the estimates used to determine the recoverable amount. An impairment loss in respect of goodwill is not reversed.

  A reversal of an impairment loss is limited to the asset's carrying amount that would have been determined had no impairment loss been recognised in prior years. Reversals of impairment losses are credited to profit or loss in the year in which the reversals are recognised.

(iii) Interim financial reporting and impairment

Under the Rules Governing the Listing of Securities on the Stock Exchange of Hong Kong Limited, the Group is required to prepare an interim financial report in compliance with IAS 34, *Interim financial reporting*, in respect of the first six months of the financial year. At the end of the interim period, the Group applies the same impairment testing, recognition, and reversal criteria as it would at the end of the financial year (see notes 2(m)(i) and (ii)).

Impairment losses recognised in an interim period in respect of goodwill and unquoted equity securities carried at cost are not reversed in a subsequent period. This is the case even if no loss, or a smaller loss, would have been recognised had the impairment been assessed only at the end of the financial year to which the interim period relates.

2 SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

(n) Inventories

Inventories are carried at the lower of cost and net realisable value.

Cost is calculated using the weighted average cost formula and comprises all costs of purchase, costs of conversion and other costs incurred in bringing the inventories to their present location and condition.

Net realisable value is the estimated selling price in the ordinary course of business less the estimated costs necessary to make the sale.

When inventories are sold, the carrying amount of those inventories is recognised as an expense in the period in which the related revenue is recognised. The amount of any write down of inventories to net realisable value and all losses of inventories are recognised as an expense in the period the write down or loss occurs. The amount of any reversal of any write down of inventories is recognised as a reduction in the amount of inventories recognised as an expense in the period in which the reversal occurs.

(o) Trade and other receivables

Trade and other receivables are initially recognised at fair value and thereafter stated at amortised cost using the effective interest method less allowance for impairment of doubtful debts (see note 2(m)), except where the receivables are interest-free loans made to related parties without any fixed repayment terms or the effect of discounting would be immaterial. In such cases, the receivables are stated at cost less allowance for impairment of doubtful debts.

(p) Interest-bearing borrowings

Interest-bearing borrowings are recognised initially at fair value less attributable transaction costs. Subsequent to initial recognition, interest-bearing borrowings are stated at amortised cost with any difference between the amount initially recognised and redemption value being recognised in profit or loss over the period of the borrowings, together with any interest and fees payable, using the effective interest method.

Costs or fees incurred in relation to unsubstantial modification of the terms of interest-bearing borrowings adjust the carrying amount of interest-bearing borrowings and are amortised over the remaining term of the modified borrowing.

(q) Trade and other payables

Trade and other payables are initially recognised at fair value. Except for financial guarantee liabilities measured in accordance with note 2(u)(i), trade and other payables are subsequently stated at amortised cost unless the effect of discounting would be immaterial, in which case they are stated at cost.

(r) Cash and cash equivalents

Cash and cash equivalents comprise cash at bank and on hand, demand deposits with banks and other financial institutions, and short-term, highly liquid investments that are readily convertible into known amounts of cash and which are subject to an insignificant risk of changes in value, having been within three months of maturity at acquisition.

(Expressed in Hong Kong dollars unless otherwise indicated)

2 SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

(s) Employee benefits

(i) Short term employee benefits and contributions to defined contribution retirement plans

Salaries, annual bonuses, paid annual leave, contributions to defined contribution retirement plans and the cost of non-monetary benefits are accrued in the year in which the associated services are rendered by employees. Where payment or settlement is deferred and the effect would be material, these amounts are stated at their present values.

Obligations for contributions to appropriate local defined contribution retirement schemes pursuant to the relevant labour rules and regulations in relevant jurisdictions are recognised as an expense in profit or loss as incurred, except to the extent that they are included in the cost of inventories not yet recognised as an expense.

(ii) Share-based payments

The fair value of share options and restricted share units granted to employees is recognised as an employee cost with a corresponding increase in the other reserve within equity. The fair value of share options is measured at grant date using the binomial lattice model, taking into account the terms and conditions upon which the options were granted. The fair value of restricted share units is measured at grant date using the market price of the Company's shares. Where the employees have to meet vesting conditions before becoming unconditionally entitled to the options and restricted share units, the total estimated fair value of the options and restricted share units is spread over the vesting period, taking into account the probability that the options and restricted share units will vest.

During the vesting period, the number of share options and restricted share units that is expected to vest is reviewed. Any resulting adjustment to the cumulative fair value recognised in prior years is charged/credited to the profit or loss for the year of the review, unless the original employee expenses qualify for recognition as an asset, with a corresponding adjustment to the other reserve. On vesting date, the amount recognised as an expense is adjusted to reflect the actual number of options and restricted share units that vest (with a corresponding adjustment to the other reserve) except where forfeiture is only due to not achieving vesting conditions that relate to the market price of the Company's shares. The equity amount related to share options is recognised in the other reserve until either the option is exercised (when it is transferred to the share capital account) or the option expires (when it is released directly to retained earnings). The equity amount related to restricted share units is recognised in other reserve until the restricted share units become vested and is transferred to employee share trusts (see note 35(f)(iv)).

(t) Income tax

Income tax for the year comprises current tax and movements in deferred tax assets and liabilities. Current tax and movements in deferred tax assets and liabilities are recognised in profit or loss except to the extent that they relate to items recognised in other comprehensive income or directly in equity, in which case the relevant amounts of tax are recognised in other comprehensive income or directly in equity, respectively.

Current tax is the expected tax payable on the taxable income for the year, using tax rates enacted or substantively enacted at the end of the reporting period, and any adjustment to tax payable in respect of previous years.

Deferred tax assets and liabilities arise from deductible and taxable temporary differences respectively, being the differences between the carrying amounts of assets and liabilities for financial reporting purposes and their tax bases. Deferred tax assets also arise from unused tax losses and unused tax credits.

2 SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

(t) Income tax (Continued)

Apart from certain limited exceptions, all deferred tax liabilities, and all deferred tax assets to the extent that it is probable that future taxable profits will be available against which the asset can be utilised, are recognised. Future taxable profits that may support the recognition of deferred tax assets arising from deductible temporary differences include those that will arise from the reversal of existing taxable temporary differences, provided those differences relate to the same taxation authority and the same taxable entity, and are expected to reverse either in the same period as the expected reversal of the deductible temporary difference or in periods into which a tax loss arising from the deferred tax asset can be carried back or forward. The same criteria are adopted when determining whether existing taxable temporary differences support the recognition of deferred tax assets arising from unused tax losses and credits, that is, those differences are taken into account if they relate to the same taxation authority and the same taxable entity, and are expected to reverse in a period, or periods, in which the tax loss or credit can be utilised.

The limited exceptions to recognition of deferred tax assets and liabilities are those temporary differences arising from goodwill not deductible for tax purposes, the initial recognition of assets or liabilities that affect neither accounting nor taxable profit (provided they are not part of a business combination), and temporary differences relating to investments in subsidiaries to the extent that, in the case of taxable differences, the Group controls the timing of the reversal and it is probable that the differences will not reverse in the foreseeable future, or in the case of deductible differences, unless it is probable that they will reverse in the future.

The amount of deferred tax recognised is measured based on the expected manner of realisation or settlement of the carrying amount of the assets and liabilities, using tax rates enacted or substantively enacted at the end of the reporting period. Deferred tax assets and liabilities are not discounted.

The carrying amount of a deferred tax asset is reviewed at the end of each reporting period and is reduced to the extent that it is no longer probable that sufficient taxable profits will be available to allow the related tax benefit to be utilised. Any such reduction is reversed to the extent that it becomes probable that sufficient taxable profits will be available.

Additional income taxes that arise from the distribution of dividends are recognised when the liability to pay the related dividends is recognised.

Current tax balances and deferred tax balances, and movements therein, are presented separately from each other and are not offset. Current tax assets are offset against current tax liabilities, and deferred tax assets against deferred tax liabilities, if the Company or the Group has the legally enforceable right to set off current tax assets against current tax liabilities and the following additional conditions are met:

- in the case of current tax assets and liabilities, the Company or the Group intends either to settle on a net basis, or to realise the asset and settle the liability simultaneously; or
- in the case of deferred tax assets and liabilities, if they relate to income taxes levied by the same taxation authority on either:
  - the same taxable entity; or
  - different taxable entities, which, in each future period in which significant amounts of deferred tax liabilities or assets are expected to be settled or recovered, intend to realise the current tax assets and settle the current tax liabilities on a net basis or realise and settle simultaneously.

(Expressed in Hong Kong dollars unless otherwise indicated)

2 SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

(u) Financial guarantees issued, provisions and contingent liabilities

(i) Financial guarantees issued

Financial guarantees are contracts that require the issuer (i.e. the guarantor) to make specified payments to reimburse the beneficiary of the guarantee (the "holder") for a loss the holder incurs because a specified debtor fails to make payment when due in accordance with the terms of a debt instrument.

Where the Group issues a financial guarantee, the fair value of the guarantee is initially recognised as deferred income within trade and other payables. The fair value of financial guarantees issued at the time of issuance is determined by reference to fees charged in an arm's length transaction for similar services, when such information is obtainable, or is otherwise estimated by reference to interest rate differentials, by comparing the actual rates charged by lenders when the guarantee is made available with the estimated rates that lenders would have charged, had the guarantees not been available, where reliable estimates of such information can be made. Where consideration is received or receivable for the issuance of the guarantee, the consideration is recognised in accordance with the Group's policies applicable to that category of asset. Where no such consideration is received or receivable, an immediate expense is recognised in profit or loss on initial recognition of any deferred income.

The amount of the guarantee initially recognised as deferred income is amortised in profit or loss over the term of the guarantee as income from financial guarantees issued. In addition, provisions are recognised in accordance with note 2(u)(ii) if and when (i) it becomes probable that the holder of the guarantee will call upon the Group under the guarantee, and (ii) the amount of that claim on the Group is expected to exceed the amount currently carried in trade and other payables in respect of that guarantee i.e. the amount initially recognised, less accumulated amortisation.

(ii) Provisions and contingent liabilities

Provisions are recognised for other liabilities of uncertain timing or amount when the Group or the Company has a legal or constructive obligation arising as a result of a past event, it is probable that an outflow of economic benefits will be required to settle the obligation and a reliable estimate can be made. Where the time value of money is material, provisions are stated at the present value of the expenditure expected to settle the obligation.

Where it is not probable that an outflow of economic benefits will be required, or the amount cannot be estimated reliably, the obligation is disclosed as a contingent liability, unless the probability of outflow of economic benefits is remote. Possible obligations, whose existence will only be confirmed by the occurrence or non-occurrence of one or more future events are also disclosed as contingent liabilities unless the probability of outflow of economic benefits is remote.

2 SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

(u) Financial guarantees issued, provisions and contingent liabilities (Continued)

(iii) Restoration provisions

The Group's obligations for restoration consist of spending estimates at its mines in accordance with the relevant rules and regulations in respective jurisdictions. The Group estimates its liabilities for final restoration and mine closure based upon detailed calculations of the amount and timing of the future cash spending to perform the required work. Spending estimates are escalated for inflation, then discounted at a discount rate that reflects current market assessments of the time value of money and the risks specific to the liability such that the amount of provision reflects the present value of the expenditures expected to be required to settle the obligation. The Group records a corresponding asset associated with the liability for final restoration and mine closure, which is included in the mineral assets. The obligation and corresponding asset are recognised in the period in which the liability is incurred. The asset is depreciated on the units-of-production method over its expected life and the liability is accreted to the projected spending date. As changes in estimates occur (such as mine plan revisions, changes in estimated costs, or changes in timing of the performance of restoration activities), the revisions to the obligation and the corresponding asset are recognised at the appropriate discount rate.

(v) Revenue recognition

Revenue is measured at the fair value of the consideration received or receivable. Provided it is probable that the economic benefits will flow to the Group and the revenue and costs, if applicable, can be measured reliably, revenue is recognised in profit or loss as follows:

(i) Sales of goods

Revenue is recognised when goods are delivered at the customers' premises which is taken to be the point in time when the customer has accepted the goods and the related risks and rewards of ownership. Revenue excludes value added tax and other sales taxes and is after deduction of any trade discounts.

(ii) Rendering of services

Revenue from services rendered is recognised in profit or loss in proportion to the stage of completion of the transaction at the reporting date. The stage of completion is assessed by reference to surveys of work performed.

(iii) Dividends

Dividend income from unlisted investments is recognised when the shareholder's right to receive payment is established.

(iv) Interest income

Interest income is recognised as it accrues using the effective interest method.

(Expressed in Hong Kong dollars unless otherwise indicated)

2 SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

(v) Revenue recognition (Continued)

(v) Government grants

Government grants are recognised in the statement of financial position initially when there is reasonable assurance that they will be received and that the Group will comply with the conditions attaching to them. Grants that compensate the Group for expenses incurred are recognised as revenue in profit or loss on a systematic basis in the same periods in which the expenses are incurred. Grants that compensate the Group for the cost of an asset are recognised in profit or loss over the useful life of the assets.

(w) Translation of foreign currencies

Foreign currency transactions during the year are translated at the foreign exchange rates ruling at the transaction dates. Monetary assets and liabilities denominated in foreign currencies are translated at the foreign exchange rates ruling at the end of the reporting period. Exchange gains and losses are recognised in profit or loss.

Non-monetary assets and liabilities that are measured in terms of historical cost in a foreign currency are translated using the foreign exchange rates ruling at the transaction dates. Non-monetary assets and liabilities denominated in foreign currencies that are stated at fair value are translated using the foreign exchange rates ruling at the dates the fair value was measured.

The results of foreign operations are translated into HK$ at the exchange rates approximating the foreign exchange rates ruling at the dates of the transactions. Statement of financial position items, including goodwill arising on consolidation of foreign operations acquired, are translated into HK$ at the closing foreign exchange rates at the end of the reporting period. The resulting exchange differences are recognised in other comprehensive income and accumulated separately in equity in the exchange reserve.

On disposal of a foreign operation, the cumulative amount of the exchange differences relating to that foreign operation is reclassified from equity to profit or loss when the profit or loss on disposal is recognised.

(x) Borrowing costs

Borrowing costs that are directly attributable to the acquisition, construction or production of an asset which necessarily takes a substantial period of time to get ready for its intended use or sale are capitalised as part of the cost of that asset. Other borrowing costs are expensed in the period in which they are incurred.

The capitalisation of borrowing costs as part of the cost of a qualifying asset commences when expenditure for the asset is being incurred, borrowing costs are being incurred and activities that are necessary to prepare the asset for its intended use or sale are in progress. Capitalisation of borrowing costs is suspended or ceases when substantially all the activities necessary to prepare the qualifying asset for its intended use or sale are interrupted or complete.

(Expressed in Hong Kong dollars unless otherwise indicated)

2 SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

(y) Disposal group held for sale and discontinued operation

(i) Disposal group held for sale

A disposal group is classified as held for sale if it is highly probable that its carrying amount will be recovered through a sale transaction rather than through continuing use and the disposal group is available for sale in its present condition. A disposal group is a group of assets to be disposed of together as a group in a single transaction, and liabilities directly associated with those assets that will be transferred in the transaction.

Immediately before classification as held for sale, the measurement of all individual assets and liabilities in a disposal group is brought up-to-date in accordance with the accounting policies before the classification. Then, on initial classification as held for sale and until disposal, the non-current asset (except for certain assets as explained below), or disposal groups, are recognised at the lower of their carrying amount and fair value less costs to sell. The principal exceptions to this measurement policy so far as the financial statements of the Group and the Company are concerned are deferred tax assets, assets arising from employee benefits and financial assets. These assets, even if held for sale, would continue to be measured in accordance with the policies set out elsewhere in note 2.

Impairment losses on initial classification as held for sale, and on subsequent remeasurement while held for sale, are recognised in profit or loss. As long as a non-current asset is included in a disposal group that is classified as held for sale, it is not depreciated or amortised.

(ii) Discontinued operation

A discontinued operation is a component of the Group's business, the operations and cash flows of which can be clearly distinguished from the rest of the Group and which represents a separate major line of business or geographical area of operations, or is part of a single coordinated plan to dispose of a separate major line of business or geographical area of operations, or is a subsidiary acquired exclusively with a view to resale.

Classification as a discontinued operation occurs upon disposal or when the operation meets the criteria to be classified as held for sale (see (i) above), if earlier. It also occurs if the operation is abandoned.

Where an operation is classified as discontinued, a single amount is presented on the face of the statement of profit or loss, which comprises:

— the post-tax profit or loss of the discontinued operation; and

— the post-tax gain or loss recognised on the measurement to fair value less costs to sell, or on the disposal, of the assets or disposal group(s) constituting the discontinued operation.

2 SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

(z) Related parties

(a) A person, or a close member of that person's family, is related to the Group if that person:

(i) has control or joint control over the Group;

(ii) has significant influence over the Group; or

(iii) is a member of the key management personnel of the Group or the Group's parent.

(b) An entity is related to the Group if any of the following conditions applies:

(i) The entity and the Group are members of the same group (which means that each parent, subsidiary and fellow subsidiary is related to the others).

(ii) One entity is an associate or joint venture of the other entity (or an associate or joint venture of a member of a group of which the other entity is a member).

(iii) Both entities are joint ventures of the same third party.

(iv) One entity is a joint venture of a third entity and the other entity is an associate of the third entity.

(v) The entity is a post-employment benefit plan for the benefit of employees of either the Group or an entity related to the Group.

(vi) The entity is controlled or jointly controlled by a person identified in (a).

(vii) A person identified in (a)(i) has significant influence over the entity or is a member of the key management personnel of the entity (or of a parent of the entity).

(viii) The entity, or any member of a group of which it is a part, provides key management personnel services to the Group or to the Group's parent.

Close members of the family of a person are those family members who may be expected to influence, or be influenced by, that person in their dealings with the entity.

(aa) Segment reporting

Operating segments, and the amounts of each segment item reported in the financial statements, are identified from the financial information provided regularly to the Group's most senior executive management for the purposes of allocating resources to, and assessing the performance of, the Group's various lines of business and geographical locations.

Individually material operating segments are not aggregated for financial reporting purposes unless the segments have similar economic characteristics and are similar in respect of the nature of products and services, the nature of production processes, the type of class of customers, the methods used to distribute the products or provide the services, and the nature of the regulatory environment. Operating segments which are not individually material may be aggregated if they share a majority of these criteria.

(Expressed in Hong Kong dollars unless otherwise indicated)

3 ACCOUNTING JUDGEMENTS AND ESTIMATES

The Group's financial position and results of operations are sensitive to accounting methods, assumptions and estimates that underlie the preparation of these financial statements. The Group bases the assumptions and estimates on historical experience and on various other assumptions that the Group believes to be reasonable and which form the basis for making judgements about matters that are not readily apparent from other sources. On an on-going basis, management evaluates its estimates. Actual results may differ from those estimates as facts, circumstances and conditions change.

The selection of critical accounting policies, the judgements and other uncertainties affecting application of those policies and the sensitivity of reported results to changes in condition and assumptions are factors to be considered when reviewing these financial statements. The principal accounting policies are set forth in note 2. Note 5 contains information about the assumptions and their risk factors relating to fair value of disposal group. The Group believes the following critical accounting policies involve the most significant judgements and estimates used in the preparation of these financial statements.

(i) Depreciation

Property, plant and equipment other than mineral assets are depreciated on a straight-line basis over the estimated useful lives, after taking into account the estimated residual value, if any. The Group reviews the estimated useful lives of the assets regularly in order to determine the amount of depreciation expense to be recorded during any reporting period. The useful lives are based on the Group's historical experience with similar assets and taking into account anticipated technological changes. The depreciation expense for future periods is adjusted if there are significant changes from previous estimates.

Estimated recoverable reserves are used in determining the depreciation of mineral assets. This results in a depreciation charge that is proportional to the depletion of the anticipated remaining life of mine production. Each mineral asset's life, which is assessed annually, considers its physical life limitations and the present assessments of economically recoverable reserves of the mine property to which the asset relates. These calculations require the use of estimates and assumptions, including the amount of recoverable reserves and estimates of future capital expenditures. Changes are accounted for prospectively.

(ii) Mineral reserves estimates

Engineering estimates of the Group's mineral reserves are inherently imprecise and represent only approximate amounts because of the subjective judgements involved in developing such information. Reserve estimates are updated at regular basis and have taken into account recent production and technical information about the relevant mineral deposit. In addition, as prices and cost levels change from year to year, the estimate of mineral reserves also changes. This change is considered a change in estimate for accounting purposes and is reflected on a prospective basis in related depreciation and amortisation rates.

Despite the inherent imprecision in these engineering estimates, these estimates are used in determining depreciation and amortisation expenses and impairment loss. Depreciation and amortisation rates are determined based on estimated mineral reserve quantity (the denominator) and capitalised costs of mineral assets (the numerator). The capitalised costs of mineral assets are depreciated and amortised based on the units produced.

3 ACCOUNTING JUDGEMENTS AND ESTIMATES (CONTINUED)

(iii) Exploration and evaluation expenditure

The application of the Group's accounting policy for exploration and evaluation expenditure requires judgement in determining whether it is likely that future economic benefits will flow to the Group. It requires management to make certain estimates and assumptions about future events or circumstances, in particular, whether an economically viable extraction operation can be established. Estimates and assumptions made may change if new information becomes available. If, after expenditure is capitalised, information becomes available suggesting that the recovery of expenditure is unlikely, the amount capitalised is written off in profit or loss in the period when the new information becomes available.

(iv) Mine decommissioning and restoration

The estimation of the liabilities for final restoration and mine closure involves the estimates of the amount and timing for the future cash spending as well as the discount rate used for reflecting current market assessments of the time value of money and the risks specific to the liability. The Group considers the factors including future production volume and development plan, the geological structure of the mining regions and reserve volume to determine the scope, amount and timing of restoration and mine closure works to be performed. Determination of the effect of these factors involves judgements from the Group and the estimated liabilities may turn out to be different from the actual expenditure to be incurred. The discount rate used by the Group may also be altered to reflect the changes in the market assessments of the time value of money and the risks specific to the liability, such as change of the borrowing rate and inflation rate in the market. As changes in estimates occur (such as mine plan revisions, changes in estimated costs, or changes in timing of the performance of restoration activities), the revisions to the obligation will be recognised at the appropriate discount rate.

(v) Impairment of assets

If circumstances indicate that the carrying amount of an asset may not be recoverable, this asset may be considered "impaired", and an impairment loss may be recognised in profit or loss. The carrying amounts of assets are reviewed periodically in order to assess whether the recoverable amounts have declined below the carrying amounts. These assets are tested for impairment whenever events or changes in circumstances indicate that their recorded carrying amounts may not be recoverable. When such a decline has occurred, the carrying amount is reduced to recoverable amount. The recoverable amount is the greater of the fair value less costs to sell and the value in use. It is difficult to precisely estimate selling price because quoted market prices for the Group's assets are not readily available. In determining the value in use, expected cash flows generated by the asset are discounted to their present value, which requires significant judgment relating to the level of sales revenue and amount of operating costs. The Group uses all readily available information in determining an amount that is a reasonable approximation of recoverable amount, including estimates based on reasonable and supportable assumptions and projections of sales revenue and amount of operating costs.

In relation to trade and other receivables and loan to a third party, a provision for impairment is made and an impairment loss is recognised in profit and loss when there is objective evidence (such as the probability of insolvency or significant financial difficulties of the debtor) that the Group will not be able to collect all of the amounts due under the original terms of the invoices or the loan agreement. Management uses judgement in determining the probability of insolvency or significant financial difficulties of the debtor.

An increase or decrease in the above impairment loss would affect the net profit in future years.

3 ACCOUNTING JUDGEMENTS AND ESTIMATES (CONTINUED)

(vi) Income taxes

The Group is subject to income taxes in various jurisdictions. Significant judgement is required in determining the worldwide provision for income taxes. There are many transactions and calculations for which the ultimate tax determination is uncertain during the ordinary course of business. Where the final tax outcome is different from the amounts that were initially recorded, such differences will impact the income tax and deferred tax provisions in the year in which such determination is made.

(vii) Impairment of interest in the joint venture and associate

In determining whether an interest in the joint venture and associate is impaired or the event previously causing impairment no longer exists, the Group has to exercise judgement in the area of impairment of assets relevant to the joint venture and associate (the "Relevant Assets") and others, particularly in assessing: (1) whether an event has occurred that may affect the value of Relevant Assets or such event affecting the value of Relevant Assets have not been in existence; (2) whether the carrying value of Relevant Assets can be supported by the net present value of future cash flows which are estimated based upon the continued use of the Relevant Assets or derecognising; (3) the appropriate key assumptions to be applied in preparing cash flow projections including whether these cash flow projections are discounted using an appropriate rate; and (4) dividend policy of the joint venture and associate.

(viii) Allowance for diminution in value of inventories

If the costs of inventories fall below their net realisable values, an allowance for diminution in value of inventories is recognised. Net realisable value represents the estimated selling price in the ordinary course of business, less the estimated costs of completion and the estimated costs necessary to make the sale. Management bases the estimates on all available information, including the current market prices of the products, and historical operating costs. If the actual selling prices were to be lower or the costs of completion were to be higher than estimated, the actual allowance for diminution in value of inventories could be higher than estimated.

(ix) Recognition of deferred tax assets

The Group recognises deferred tax assets in respect of accumulated tax losses and deductible temporary differences based on management's estimation of future taxable profits against which the accumulated tax losses and deductible temporary differences may be offset in the foreseeable future for each individual subsidiary. The Group has assumed that, based on current economic circumstances, its operations may generate sufficient taxable profits to utilise certain accumulated tax losses and deductible temporary differences in the foreseeable future. It is possible that certain assumptions adopted in the preparation of the profit forecasts for the Group's operations may not be indicative of future taxable profits. Any increase or decrease in the recognition of deferred tax assets would affect the Group's net asset value.

(x) Estimated impairment of trade and other receivables

The Group estimates impairment losses for bad and doubtful debts resulting from the inability of the customers and other debtors to make the required payments. The Group bases the estimates on the aging of the receivable balance, debtors' credit-worthiness, and historical write-off experience. If the financial condition of the customers and debtors were to deteriorate, actual write-offs would be higher than estimated.

4 REVENUE AND SEGMENT REPORTING

(i) Revenue

The Group is principally engaged in the processing and trading of coking coal and other products and the rendering of logistics services. Revenue represents the sales value of goods sold, net of value added tax and other sales taxes and is after any trade discounts, and revenue from rendering of logistics services. The amount of each significant category of revenue is as follows:

Continuing operations

	2015	2014
	$'000	$'000
Coking coal	**5,132,256**	7,035,543
Thermal coal	**84,746**	365,922
Coke	**93,543**	10,219
Coal related products	**17,519**	37,457
Petrochemical products	**307,562**	–
Rendering of logistics services	**94,000**	91,132
Others	**5,693**	7,465
	5,735,319	7,547,738

The Group's customer base is diversified and includes one customer (2014: nil) with whom transactions have exceeded 10% of the Group revenues.

Details of concentration of credit risk arising from the largest and the largest five customers are set out in note 36(a).

(ii) Segment reporting

The Group manages its businesses by divisions, which are organised by a mixture of both business lines and geography. In a manner consistent with the way in which information is reported internally to the Group's most senior executive management for the purposes of resource allocation and performance assessment, the Group has presented the following three reportable segments. No operating segments have been aggregated to form the following reportable segments.

- Processing and trading of coking coal and other products: this segment manages and operates coal processing plants and generates income from processing and trading of coking coal and other products to external customers.

- Development of coal mills and production of coking coal and related products (classified as a discontinued operation (see note 5)): this segment acquires, explores and develops coal mills and produces coal from the mills. On 1 March 2012, the Group acquired Grande Cache Coal Corporation ("GCC"), a Canadian company developing coal mills and producing coking coal and related products from the mills. On 14 November 2014, the Group, Up Energy Resources Company Limited (the "Purchaser") and Up Energy Development Group Limited (the "Purchaser Guarantor") entered into a sale and purchase agreement pursuant to which the Purchaser has conditionally agreed to acquire and the Group has conditionally agreed to sell 42.74% equity interest in GCC and GCC LP at cash consideration of US$1. Upon the completion of the disposal on 2 September 2015, GCC and GCC LP have ceased to be subsidiaries of the Group (see note 14).

- Logistics services: this segment constructs, manages and operates logistics parks and generates income from rendering of logistics services to external customers within the People's Republic of China ("PRC").

4 REVENUE AND SEGMENT REPORTING (CONTINUED)

(ii) Segment reporting (Continued)

(a) Segment results, assets and liabilities

For the purposes of assessing segment performance and allocating resources between segments, the Group's most senior executive management monitors the results, assets and liabilities attributable to each reportable segment on the following bases:

Segment assets include all tangible assets, intangible assets and current assets with the exception of interests in an associate. Segment liabilities include trade and other payables, obligations under finance lease, provisions, deferred income and bank and other borrowings managed directly by the segments.

Revenue and expenses are allocated to the reportable segments with reference to sales generated by those segments and the expenses incurred by those segments or which otherwise arise from the depreciation or amortisation of assets attributable to those segments. However, other than reporting inter-segment sales of coal products and logistics services, assistance provided by one segment to another, including sharing of assets and technical know-how, is not measured.

The measure used for reporting segment profit/(loss) is "adjusted EBITDA" i.e. "adjusted (loss)/earnings before interest, taxes, depreciation and amortisation", where "interest" is regarded as including investment income and "depreciation and amortisation" is regarded as including impairment losses on non-current assets.

In addition to receiving segment information concerning adjusted EBITDA, management is provided with segment information concerning revenue (including inter-segment sales), interest income and expense from cash balances and borrowings managed directly by the segments, depreciation, amortisation and impairment losses and additions to non-current segment assets used by the segments in their operations. Inter-segment sales are priced with reference to prices charged to external parties for similar orders.

(Expressed in Hong Kong dollars unless otherwise indicated)

4 REVENUE AND SEGMENT REPORTING (CONTINUED)

(ii) Segment reporting (Continued)

(a) Segment results, assets and liabilities (Continued)

Information regarding the Group's reportable segments as provided to the Group's most senior executive management for the purposes of resource allocation and assessment of segment performance for the years ended 31 December 2015 and 2014 is set out below.

	Processing and trading of coking coal and other products		Development of coal mills and production of coking coal and related products (Discontinued operation)		Logistics services		Total	
	2015	2014	**2015**	2014	**2015**	2014	**2015**	2014
	$'000	$'000	**$'000**	$'000	**$'000**	$'000	**$'000**	$'000
Revenue from external customers	**5,641,319**	7,456,606	**249,675**	1,080,419	**94,000**	91,132	**5,984,994**	8,628,157
Inter-segment revenue	**–**	–	**54,372**	205,665	**750**	10,587	**55,122**	216,252
Reportable segment revenue	**5,641,319**	7,456,606	**304,047**	1,286,084	**94,750**	101,719	**6,040,116**	8,844,409
Reportable segment (loss)/profit (adjusted EBITDA)	**(259,222)**	(318,465)	**(86,669)**	170,555	**2,345**	13,386	**(343,546)**	(134,524)
Interest income	**46,744**	78,414	**438**	1,015	**6**	13	**47,188**	79,442
Interest expense	**(271,628)**	(327,725)	**(172,326)**	(230,406)	**(15,712)**	(18,884)	**(459,666)**	(577,015)
Depreciation and amortisation	**(45,158)**	(85,624)	**–**	(245,905)	**(12,257)**	(22,023)	**(57,415)**	(353,552)
Impairment of non-current assets	**(660,725)**	(429,743)	**–**	–	**(482,529)**	–	**(1,143,254)**	(429,743)
Adjustments of carrying value of GCC LP's net assets to fair value less costs to sell	**–**	–	**11,793**	(5,149,897)	**–**	–	**11,793**	(5,149,897)
Share of profit of an associate	**–**	–	**–**	–	**779**	1,803	**779**	1,803
Reportable segment assets	**2,991,968**	5,840,771	**–**	4,304,164	**161,677**	614,224	**3,153,645**	10,759,159
Additions to non-current segment assets during the year	**21,359**	49,288	**–**	138,817	**28,791**	38,679	**50,150**	226,784
Reportable segment liabilities	**4,364,086**	5,771,915	**–**	4,007,898	**491,045**	484,160	**4,855,131**	10,263,973

4 REVENUE AND SEGMENT REPORTING (CONTINUED)

(ii) Segment reporting (Continued)

(b) Reconciliations of reportable segment revenues, profit or loss, assets and liabilities

	2015 $'000	2014 $'000
Revenue		
Reportable segment revenue	**6,040,116**	8,844,409
Elimination of inter-segment revenue	**(55,122)**	(216,252)
Reclassification of discontinued operation	**(249,675)**	(1,080,419)
Consolidated revenue from continuing operations	**5,735,319**	7,547,738
Loss		
Reportable segment loss	**(343,546)**	(134,524)
Depreciation and amortisation	**(57,415)**	(107,647)
Impairment of non-current assets	**(1,143,254)**	(429,743)
Share of profit of an associate	**779**	1,803
Net finance costs	**(295,499)**	(292,803)
Reclassification of discontinued operation	**86,669**	(170,555)
Consolidated loss before taxation from continuing operations	**(1,752,266)**	(1,133,469)

	At 31 December 2015 $'000	At 31 December 2014 $'000
Assets		
Reportable segment assets	**3,153,645**	10,759,159
Interest in an associate	**16,320**	17,021
Elimination of inter-segment receivables	**(465,398)**	(489,359)
Consolidated total assets	**2,704,567**	10,286,821
Liabilities		
Reportable segment liabilities	**4,855,131**	10,263,973
Current income tax liabilities	**38,002**	39,580
Deferred tax liabilities	**–**	90,039
Elimination of inter-segment payables	**(465,398)**	(489,359)
Consolidated total liabilities	**4,427,735**	9,904,233

(Expressed in Hong Kong dollars unless otherwise indicated)

4 REVENUE AND SEGMENT REPORTING (CONTINUED)

(ii) Segment reporting (Continued)

(c) Reconciliation of development of coal mills and production of coking coal and related products segment (discontinued operation) results

	Note	2015 $'000	2014 $'000
Development of coal mills and production of coking coal and related products segment (loss)/profit (adjusted EBITDA)		(86,669)	170,555
Net finance costs for the segment		(206,457)	(245,937)
Depreciation and amortisation for the segment		–	(245,905)
Adjustments of carrying value of GCC LP's net assets to fair value less costs to sell		11,793	(5,149,897)
		(281,333)	(5,471,184)
Income tax in respect of operating activities of GCC LP	5(e)	91,808	17,491
Income tax in respect of adjustments of GCC LP's net assets	5(e)	(1,769)	772,485
Loss for the year		(191,294)	(4,681,208)
Gain on disposal of discontinued operation	5(e)	11,707	–
Loss from discontinued operation, net of tax		(179,587)	(4,681,208)

(d) Geographic information

The following table sets out information about the geographical location of (i) the Group's revenue from external customers and (ii) the Group's non-current assets ("specified non-current assets"). The geographical location of customers is based on the location at which the services were provided or the goods delivered. The geographical location of the specified non-current assets is based on the physical location of the asset, in the case of property, plant and equipment, the location of the operation to which they are allocated, in the case of intangible assets, and the location of operations, in the case of interests in an associate.

	Revenues from external customers	
	2015 $'000	2014 $'000
The PRC (including Hong Kong and Macau)	5,265,035	7,405,629
Canada	249,675	1,080,419
Korea	347,409	106,053
Japan	122,875	–
Australia	–	36,056
Development of coal mills and production of coking coal and related products (discontinued operation in Canada)	(249,675)	(1,080,419)
	5,735,319	7,547,738

4 REVENUE AND SEGMENT REPORTING (CONTINUED)

(ii) Segment reporting (Continued)

(d) Geographic information (Continued)

	Specified non-current assets	
	At 31 December 2015 $'000	At 31 December 2014 $'000
The PRC (including Hong Kong and Macau)	**873,668**	2,064,229
Other countries	**389**	127,745
	874,057	2,191,974

5 DISPOSAL GROUP HELD FOR SALE AND DISCONTINUED OPERATION

On 27 June 2014, the board of directors of the Company resolved to commit to a plan to sell part or all of the Company's interest in GCC LP to a level at which the Company would cease to hold a majority or controlling interest. Accordingly, GCC LP has been presented as a discontinued operation in the consolidated statement of profit or loss and the assets and liabilities of GCC LP have been classified as a disposal group held for sale since 27 June 2014.

On 14 November 2014, the Group entered into a sale and purchase agreement with Up Energy Resources Company Limited (the "Purchaser") and Up Energy Development Group Limited (the "Purchaser Guarantor"), pursuant to which the Purchaser has conditionally agreed to acquire and the Group has conditionally agreed to sell 42.74% equity interest in Grande Cache Coal Corporation ("GCC", a subsidiary of the Group without material businesses except for as the general partner holding 0.01% interest in GCC LP) and GCC LP at cash consideration of US$1 (the "Disposal").

On 2 September 2015, all the conditions precedent to the completion of the Disposal have either been satisfied or waived pursuant to the aforementioned sale and purchase agreement, with a total consideration of US$1. Following the completion of the Disposal, GCC and GCC LP have ceased to be subsidiaries of the Company.

(a) Impairment loss relating to the disposal group

During the year ended 31 December 2014, an impairment loss of $5,149,897,000 for write-down of the disposal group to the lower of its carrying amount and its fair value less costs to sell has been charged to the consolidated statement of profit or loss for the current period. The impairment loss has been applied to reduce the carrying amount of intangible assets within the disposal group.

5 DISPOSAL GROUP HELD FOR SALE AND DISCONTINUED OPERATION (CONTINUED)

(b) Assets and liabilities of disposal group held for sale

As at 31 December 2014, the disposal group has been stated at fair value less costs to sell and comprised the following assets and liabilities.

	$'000
Property, plant and equipment	2,874,287
Construction in progress	36,980
Intangible assets	941,459
Inventories	222,413
Trade and other receivables	27,142
Restricted bank deposits	201,883
Cash and cash equivalents	–
Assets held for sale	4,304,164
Bank and other loans*	3,278,329
Trade and other payables	308,123
Obligations under finance lease	191,701
Provisions	229,745
Deferred tax liabilities**	90,039
Liabilities held for sale	4,097,937

* On 6 September 2014, GCC LP and the Purchaser entered into a bridge loan agreement pursuant to which the Purchaser provided a loan facility of US$50 million (equivalent to approximately $388 million) to GCC LP. As at 31 December 2014, GCC LP has drawn down US$14 million (equivalent to approximately $108,608,000) under the bridge loan agreement.

As at 31 December 2014, GCC LP had an overdraft of $6,496,000 in its bank accounts.

Bank loans amounting to $13,977,000 were secured by property, plant and equipment with an aggregate carrying amount of $15,725,000. Bank loans amounting to $3,149,248,000 are secured by GCC LP's total assets.

** During the year ended 31 December 2014, deferred tax liabilities in respect of GCC LP of $789,976,000 ($17,491,000 in respect of GCC LP's operating activities and $772,485,000 in respect of write-down of GCC LP's net assets (see note 5(e))) has been reversed. As at 31 December 2014, the remaining balance of $90,039,000 was classified as liabilities held for sale.

(c) Cumulative income or expense included in other comprehensive income

During the year ended 31 December 2014, there is a foreign currency translation gain of $37,913,000 included in other comprehensive income relating to the disposal group.

(Expressed in Hong Kong dollars unless otherwise indicated)

5 DISPOSAL GROUP HELD FOR SALE AND DISCONTINUED OPERATION (CONTINUED)

(d) Measurement of fair value

As at 31 December 2014, the Group adopts fair value less costs to sell to measure the value of the disposal group held for sale.

(i) Fair value hierarchy

As at 31 December 2014, the non-recurring fair value measurement for the disposal group of $221,730,000 (before costs to sell of $15,503,000) has been categorised as a Level 3 fair value based on the inputs to the valuation technique used. The fair value of the disposal group is determined by the directors with reference to coal prices and other information provided by the Company's financial advisor engaged for the disposal of GCC LP.

(ii) Valuation technique and significant unobservable inputs

The following shows the valuation technique used during the year ended 31 December 2014, in measuring the fair value of the disposal group, as well as the significant unobservable inputs used.

Valuation technique: *Discounted cash flows*

Discounted cash flows consider the present value of the net cash flows expected to be generated from the disposal group, taking into account the coal price assumptions and estimated production volume; the expected net cash flows are discounted using a risk-adjusted discount rate.

Significant unobservable inputs:

— the coal price assumptions are based on the median of forecasted prices of coals in Canada sourced from a number of reputable investment banks as provided by Company's financial advisor. These prices were adjusted to arrive at appropriate consistent price assumptions for the different qualities and type of coal. For short-term coal price assumptions for the next five years, US$103 to US$141 per tonne and US$55 per tonne for hard coking coal and thermal coal respectively have been used to estimate future revenues. For coal prices beyond the fifth year, US$145 and US$55 per tonne for hard coking coal and thermal coal respectively have been used to estimate future revenues.

— estimated production volumes are based on detailed life-of-mine plans derived from technical report prepared by competent persons. Production volumes are dependent on a number of variables, such as the recoverable quantities, the production profile, the cost of the development of the infrastructure necessary to extract the reserves, the production costs, the contractual duration of mining rights and the selling price of the coal extracted. These are then assessed to ensure they are consistent with what a market participant would estimate.

— pre-tax discount rate of 11.16% was applied to the future cash flows. This discount rate is derived from the weighted average cost of capital ("WACC") with reference to the required rate of return demanded by investors for similar companies. The WACC takes into account both debt and equity, weighted based on ratio of debt to equity of 42%. The cost of equity is derived from the required return on similar coking coal companies of 12.49%. The cost of debt is based on the market long-term lending rate of 8.00%.

(Expressed in Hong Kong dollars unless otherwise indicated)

5 DISPOSAL GROUP HELD FOR SALE AND DISCONTINUED OPERATION (CONTINUED)

(e) Results of discontinued operation

	2015 $'000	2014 $'000
Results of discontinued operation		
Revenue	**249,675**	1,080,419
Expenses	**(542,801)**	(1,401,706)
Results from operating activities	**(293,126)**	(321,287)
Income tax	**91,808**	17,491
Results from operating activities, net of tax	**(201,318)**	(303,796)
Adjustments of carrying value of GCC LP's net assets to fair value less costs to sell	**11,793**	(5,149,897)
Income tax in respect of adjustments of GCC LP's net assets	**(1,769)**	772,485
Loss for the year	**(191,294)**	(4,681,208)
Gain on disposal of GCC and GCC LP (note 14)	**11,707**	–
Loss from discontinued operation	**(179,587)**	(4,681,208)
Attributable to:		
Equity shareholders of the Company	**(108,232)**	(2,492,734)
Non-controlling interests	**(71,355)**	(2,188,474)
	(179,587)	(4,681,208)
Loss per share		
Basic and diluted (HK$)	**(0.028)**	(0.661)

(f) Cash generated from/(used in) discontinued operation

	2015 $'000	2014 $'000
Net cash (used in)/generated from operating activities	**(59,214)**	209,995
Net cash generated from/(used in) investing activities	**3,935**	(231,353)
Net cash generated from/(used in) financing activities	**64,479**	(7,801)
Net cash inflow/(outflow) for the year	**9,200**	(29,159)

(Expressed in Hong Kong dollars unless otherwise indicated)

6 OTHER REVENUE

	Note	**2015 $'000**	2014 $'000
Penalty income from an iron ore customer	(i)	**–**	70,977
Government grants		**2,991**	9,222
Others		**–**	1,147
		2,991	81,346

(i) During the year ended 31 December 2014, the Group has recognised a penalty income of $70,977,000 from a third party iron ore customer in relation to its failure to settle the procurement from the Group within agreed period in accordance with relevant sales contract.

7 OTHER OPERATING INCOME/(EXPENSES), NET

	2015 $'000	2014 $'000
Gain/(loss) on disposal of property, plant and equipment and intangible assets	4,268	(291)
Net realised and unrealised loss on trading securities	(1,742)	–
Others	713	(1,896)
	3,239	(2,187)

8 LOSS BEFORE TAXATION FROM CONTINUING OPERATIONS

Loss before taxation from continuing operations is arrived at after (crediting)/charging:

(a) Net finance costs

	2015 $'000	2014 $'000
Interest income	**(48,750)**	(78,427)
Fair value change of embedded derivative financial instruments	**(22,785)**	(30,547)
Finance income	**(69,535)**	(108,974)
Interest on secured bank loans	**49,913**	72,127
Interest on discounted bills	**7,231**	44,176
Interest on senior notes (see note 30)	230,196	230,306
Total interest expense	287,340	346,609
Bank charges	4,030	35,029
Foreign exchange loss, net	73,664	20,139
Finance costs	**365,034**	401,777
Net finance costs	**295,499**	292,803

(Expressed in Hong Kong dollars unless otherwise indicated)

8 LOSS BEFORE TAXATION FROM CONTINUING OPERATIONS (CONTINUED)

(b) Staff costs

	2015 $'000	2014 $'000
Salaries, wages, bonus and other benefits	**104,300**	148,255
Contributions to defined contribution retirement plan	**7,080**	8,712
Equity settled share-based payment expenses	**4,535**	10,377
	115,915	167,344

(c) Other items

	2015 $'000	2014 $'000
Amortisation#		
— leased assets	**11,062**	11,718
— intangible assets	**830**	763
Depreciation#	**45,523**	95,166
Provision for impairment losses on		
— trade and other receivables (note 25(b))	**2,344**	56,526
— other receivables (note 25(d))	**150,158**	11,210
Impairment losses		
— property, plant and equipment (note 15)	**596,107**	232,891
— construction in progress (note 16)	**153,995**	189,444
— other investments in equity securities (note 22)	**250,656**	–
— loan to a third party (note 23(i))	**120,189**	–
— prepayment related to property, plant and equipment (note 23(ii))	**22,307**	7,408
Operating lease charges, mainly relating to buildings	**9,930**	18,848
Auditors' remuneration		
— audit services	**6,342**	6,945
— tax services	**20**	42
Cost of inventories	**5,514,991**	7,353,279

Cost of inventories includes $4,177,000 (2014: $6,444,000) and $6,786,000 (2014: $8,539,000) for the year ended 31 December 2015 relating to staff costs, depreciation and amortisation which amount is also included in the respective total amount disclosed separately above or in note 8(b) for each type of these expenses.

9 INCOME TAX IN THE CONSOLIDATED STATEMENT OF PROFIT OR LOSS

(a) Taxation in the consolidated statements of profit or loss represents:

	2015 $'000	2014 $'000
Continuing operations:		
Current tax — Hong Kong Profits Tax		
Provision for the year	**1,508**	1,393
Under-provision in respect of prior years	**–**	1,634
Current tax — Outside of Hong Kong		
Provision for the year	**–**	10
Under/(over)-provision in respect of prior years	**2,026**	(4,202)
Deferred tax		
Origination and reversal of temporary differences	**–**	83,246
	3,534	82,081

The provision for Hong Kong Profits Tax is calculated at 16.5% (2014: 16.5%) of the estimated assessable profits for the year.

Pursuant to the rules and regulations of the BVI, the Group is not subject to any income tax in the BVI.

The provision for PRC current income tax is based on a statutory rate of 25% (2014: 25%) of the assessable profit as determined in accordance with the relevant income tax rules and regulations of the PRC.

Taxation for other overseas subsidiaries is charged at the appropriate current rates of taxation ruling in the relevant countries.

(b) Reconciliation between tax expense and accounting loss at applicable tax rates:

	2015 $'000	2014 $'000
Continuing operations		
Loss before taxation	**(1,752,266)**	(1,133,469)
Notional tax on loss before taxation, calculated at the rates applicable to loss in the jurisdictions concerned	**(382,236)**	(166,565)
Tax effect of non-deductible expenses	**8,423**	12,880
Tax effect of utilisation of previously unrecognised tax losses	**(1,758)**	(16,349)
Tax effect of unused tax losses and other temporary differences not recognised	**377,079**	254,683
Under/(over)-provision in respect of prior years	**2,026**	(2,568)
Actual tax expense	**3,534**	82,081

(Expressed in Hong Kong dollars unless otherwise indicated)

10 DIRECTORS' EMOLUMENTS

Directors' emoluments disclosed pursuant to section 383(1) of the Hong Kong Companies Ordinance, and Part 2 of the Companies (Disclosure of Information about Benefits of Directors) Regulation are as follows:

	2015			
	Directors' fees $'000	Salaries, allowances and benefits in kind $'000	Equity settled share-based payments (note) $'000	Total $'000
Executive directors				
Cao Xinyi (appointed on 28 October 2015)	–	2,849	618	3,467*
Wang Xingchun (resigned on 16 November 2015)	–	–	1	1
Andreas Werner (resigned on 28 October 2015)	–	3,778	–	3,778
Zhu Hongchan	–	3,139	906	4,045
Wang Yaxu (appointed on 28 October 2015)	–	2,345	619	2,964*
Feng Yi (appointed on 16 November 2015)	–	1,095	103	1,198*
Ma Li (resigned on 28 October 2015)	–	2,694	906	3,600
Wang Changqing (resigned on 28 October 2015)	–	731	554	1,285
Non-executive directors				
Liu Qingchun (resigned on 31 August 2015)	–	–	–	–
Lu Chuan	–	–	–	–
Daniel J. Miller (resigned on 18 June 2015)	–	–	–	–
Independent non-executive directors				
James Downing	1,553	–	–	1,553
Ng Yuk Keung	1,553	–	–	1,553
Jay Hambro	1,553	–	–	1,553
Wang Wenfu	1,553	–	–	1,553
Total	6,212	16,631	3,707	26,550

* The directors' emoluments for these directors who were appointed during 2015 included all remunerations paid to, or receivable by, these directors during the year ended 31 December 2015.

10 DIRECTORS' EMOLUMENTS (CONTINUED)

	2014			
	Directors' fees $'000	Salaries, allowances and benefits in kind $'000	Equity settled share-based payments (note) $'000	Total $'000
Executive directors				
Wang Xingchun	–	6,000	705	6,705
Andreas Werner (appointed on 26 August 2014)	–	3,001	–	3,001
Zhu Hongchan	–	4,575	1,258	5,833
Yasuhisa Yamamoto (resigned on 26 August 2014)	–	4,654	972	5,626
Ma Li	–	4,577	1,174	5,751
Wang Changqing	–	5,200	644	5,844
Non-executive directors				
Liu Qingchun	–	–	–	–
Lu Chuan	–	–	–	–
Daniel J. Miller	–	–	–	–
Independent non-executive directors				
James Downing	1,551	–	–	1,551
Ng Yuk Keung	1,551	–	–	1,551
Jay Hambro	1,551	–	–	1,551
Wang Wenfu	1,551	–	–	1,551
Total	6,204	28,007	4,753	38,964

Note:

These represent the estimated value of share options granted to the directors under the Company's share option scheme. The value of these share options is measured according to the Group's accounting policies for share-based payment transactions as set out in note 2(s)(ii) and, in accordance with that policy, includes adjustments to reverse amounts accrued in previous years where grants of equity instruments are forfeited prior to vesting.

The details of these benefits in kind, including the principal terms and number of options granted, are disclosed under note 32.

(Expressed in Hong Kong dollars unless otherwise indicated)

11 INDIVIDUALS WITH HIGHEST EMOLUMENTS

Of the five individuals with the highest emoluments, four (2014: five) are directors whose emoluments are disclosed in note 10. During the year ended 31 December 2015, the aggregate of the emoluments in respect of the other one individual (2014: nil) were as follow:

	2015 $'000	2014 $'000
Salaries and other emoluments	3,142	–
Share-based payments	–	–
	3,142	–

During the year ended 31 December 2015, the emoluments of the one individual (2014: nil) with the highest emoluments were within the following bands:

	2015 Number of individuals	2014 Number of individuals
$3,000,001 to $3,500,000	**1**	–

12 OTHER COMPREHENSIVE INCOME

Other comprehensive income does not have any tax effect for the year ended 31 December 2015 (2014: Nil).

13 LOSS PER SHARE

(I) From continuing operations and discontinued operation

(a) Basic loss per share

The calculation of basic loss per share is based on loss attributable to ordinary equity shareholders of the Company of $1,722,992,000 (2014: $3,693,055,000) and the weighted average of 3,767,018,000 ordinary shares (2014: 3,767,018,000 shares) in issue during the year, calculated as follows:

Weighted average number of ordinary shares (basic):

	2015 '000	2014 '000
Issued ordinary shares at 1 January	3,773,199	3,773,199
Effect of shares held by the employee share trusts*	(6,181)	(6,181)
Weighted average number of ordinary shares (basic) as at 31 December	3,767,018	3,767,018

* The shares held by the employee share trusts are regarded as treasury shares.

(Expressed in Hong Kong dollars unless otherwise indicated)

13 LOSS PER SHARE (CONTINUED)

(i) From continuing operations and discontinued operation (Continued)

(b) Diluted loss per share

For the year ended 31 December 2015 and 2014, basic and diluted loss per share are the same as the effect of the potential ordinary shares outstanding is anti-dilutive.

(ii) From continuing operations

(a) Basic loss per share

The calculation of basic loss per share from continuing operations for the year ended 31 December 2015 is based on the loss from continuing operations attributable to equity shareholders of the Company of $1,614,760,000 (2014: $1,200,321,000) and the weighted average of 3,767,018,000 ordinary shares (2014: 3,767,018,000 shares) in issue during the year.

(b) Diluted loss per share

For the year ended 31 December 2015 and 2014, basic and diluted loss per share from continuing operations are the same as the effect of the potential ordinary shares outstanding is anti-dilutive.

14 DISPOSAL OF SUBSIDIARIES

Upon the completion of the Disposal on 2 September 2015 (see note 5), GCC and GCC LP have ceased to be subsidiaries of the Group and the Company indirectly held equity interests of 14.69% and 14.685% in GCC and GCC LP respectively, which reflected the adjustment to the ownership of GCC and GCC LP made in accordance with the respective obligations of Marubeni and the Company to make capital contribution under an Amended and Restated Unanimous Shareholder Agreement. Accordingly, fair value of the remaining 14.69% and 14.685% equity interest in GCC and GCC LP respectively had been accounted for as other investments in equity securities of $nil (see note 22) in the consolidated financial statements.

(i) Consideration received

Cash consideration of US$1 has been received at the date of Disposal.

(Expressed in Hong Kong dollars unless otherwise indicated)

14 DISPOSAL OF SUBSIDIARIES (CONTINUED)

(ii) The assets and liabilities of GCC and GCC LP at the date of Disposal were as follows:

	$'000
Property, plant and equipment	2,857,757
Construction in progress	30,808
Intangible assets	947,328
Inventories	115,022
Trade and other receivables	49,913
Restricted bank deposits	177,226
Cash and cash equivalents	10,423
	4,188,477
Bank and other loans*	3,564,782
Trade and other payables	287,853
Obligations under finance lease	120,065
Provisions	215,777
	4,188,477
Net assets disposed of	–

* On 6 September 2014, GCC LP and the Purchaser entered into a bridge loan agreement pursuant to which the Purchaser provided a loan facility of US$50 million (equivalent to approximately $388 million) to GCC LP. As at 2 September 2015, GCC LP had accumulatively drawn down US$50 million (equivalent to approximately $387,535,000) under the bridge loan agreement.

14 DISPOSAL OF SUBSIDIARIES (CONTINUED)

(iii) Gain on disposal of GCC and GCC LP

	$'000
Consideration received	–
Net assets disposed of	–
Non-controlling interests	–
Cumulative exchanges difference in respect of the net assets of GCC and GCC LP reclassified from equity to profit or loss on lost of control of GCC and GCC LP	11,707
Fair value of the remaining interest in GCC and GCC LP	–
Gain on disposal	11,707

(iv) Net cash outflow on disposal of GCC and GCC LP

	$'000
Consideration received in cash and cash equivalents	–
Less: cash and cash equivalents disposed of	10,423
Net cash outflow on disposal	10,423

(Expressed in Hong Kong dollars unless otherwise indicated)

15 PROPERTY, PLANT AND EQUIPMENT, NET

(a) Reconciliation of carrying amount

	Buildings $'000	Plant and machinery $'000	Mineral assets $'000	Railway special assets $'000	Motor vehicles $'000	Office and other equipment $'000	Total $'000
Cost:							
At 1 January 2014	991,755	2,667,583	1,571,064	318,959	169,673	67,107	5,786,141
Additions	122	1,481	5,854	–	6,523	1,917	15,897
Transferred from construction in progress (note 16)	51,044	91,681	229,057	114	–	704	372,600
Disposals	(489)	(5,932)	–	–	(7,181)	(2,687)	(16,289)
Reclassified to disposal group held for sale (note 5)	(190,217)	(2,408,672)	(1,805,534)	–	–	–	(4,404,423)
Exchange adjustments	(3,976)	(2,978)	(441)	(1,079)	(641)	(363)	(9,478)
At 31 December 2014	848,239	343,163	–	317,994	168,374	66,678	1,744,448
At 1 January 2015	**848,239**	**343,163**	**–**	**317,994**	**168,374**	**66,678**	**1,744,448**
Additions	**–**	**240**	**–**	**–**	**1,273**	**1,860**	**3,373**
Transferred from construction in progress (note 16)	**17,304**	**1,625**	**–**	**–**	**–**	**647**	**19,576**
Disposals	**–**	**(617)**	**–**	**–**	**(23,411)**	**(2,722)**	**(26,750)**
Exchange adjustments	**(52,360)**	**(16,056)**	**–**	**(18,564)**	**(7,683)**	**(3,422)**	**(98,085)**
At 31 December 2015	**813,183**	**328,355**	**–**	**299,430**	**138,553**	**63,041**	**1,642,562**
Accumulated depreciation and impairment losses:							
At 1 January 2014	158,897	1,120,093	501,798	16,327	92,767	44,024	1,933,906
Charge for the year	44,633	85,306	125,121	8,844	30,239	10,148	304,291
Impairment loss	173,763	59,128	–	–	–	–	232,891
Written back on disposal	–	(3,740)	–	–	(4,705)	(2,666)	(11,111)
Reclassified to disposal group held for sale (note 5)	(50,160)	(945,383)	(626,682)	–	–	–	(1,622,225)
Exchange adjustments	(401)	(755)	(237)	(21)	(277)	(175)	(1,866)
At 31 December 2014	326,732	314,649	–	25,150	118,024	51,331	835,886
At 1 January 2015	**326,732**	**314,649**	**–**	**25,150**	**118,024**	**51,331**	**835,886**
Charge for the year	**13,870**	**2,728**	**–**	**4,545**	**19,201**	**5,179**	**45,523**
Impairment loss	**318,719**	**6,982**	**–**	**259,812**	**7,069**	**3,525**	**596,107**
Written back on disposal	**–**	**(5)**	**–**	**–**	**(18,751)**	**(2,212)**	**(20,968)**
Exchange adjustments	**(11,353)**	**(18,201)**	**–**	**(1,833)**	**(5,140)**	**(2,792)**	**(39,319)**
At 31 December 2015	**647,968**	**306,153**	**–**	**287,674**	**120,403**	**55,031**	**1,417,229**
Net book value:							
At 31 December 2015	**165,215**	**22,202**	**–**	**11,756**	**18,150**	**8,010**	**225,333**
At 31 December 2014	521,507	28,514	–	292,844	50,350	15,347	908,562

(Expressed in Hong Kong dollars unless otherwise indicated)

15 PROPERTY, PLANT AND EQUIPMENT, NET (CONTINUED)

(a) Reconciliation of carrying amount (Continued)

At 31 December 2015, property, plant and equipment with an aggregate carrying value of $173,895,000 (2014: $82,032,000) have been pledged as collateral for the Group's borrowings (see note 29).

Impairment loss

An impairment loss of $596,107,000 (2014: $232,891,000) for property, plant and equipment in respect of the Group's coal processing factories and logistic facilities in the PRC has been charged to the consolidated statement of profit or loss for the current year due to the unfavourable future prospects of the coking coal business and production suspension or low utilisation of the coal processing factories and logistic facilities. The impairment loss has been provided based on value-in-use calculations. These calculations use cash flow projections based on financial forecasts prepared by management covering a five-year period. The cash flows are discounted using a discount rate of 12.36% (2014: 13.29%). The discount rate used reflects specific risks relating to the relevant segments.

(b) The analysis of net book value of properties

	2015 **$'000**	2014 $'000
The PRC (including Hong Kong and Macau)	**224,944**	908,004
Other countries	**389**	558
Aggregate net book value	**225,333**	908,562

As at 31 December 2015, the Group was in the process of applying for the ownership certificate for certain buildings with an aggregate net book value amounting to $326,000 (2014: $114,062,000). The directors of the Company are of the opinion that the Group is entitled to lawfully and validly occupy and use of the above mentioned buildings.

16 CONSTRUCTION IN PROGRESS

	2015 $'000	2014 $'000
At 1 January	160,590	558,486
Additions	46,776	187,747
Transferred to property, plant and equipment (note 15)	(19,576)	(372,600)
Disposals	(22,996)	(455)
Impairment	(153,995)	(189,444)
Reclassified to disposal group held for sale (note 5)	–	(20,686)
Exchange adjustments	(10,799)	(2,458)
At 31 December	–	160,590

Impairment loss

An impairment loss of $153,995,000 (2014: $189,444,000) for construction in progress in respect of certain logistics and coal processing projects under construction in the PRC has been charged to the consolidated statement of profit or loss for the current year since the directors determined to abandon these projects given unfavourable future prospects of the coking coal business in 2015.

(Expressed in Hong Kong dollars unless otherwise indicated)

17 LEASE PREPAYMENTS

Lease prepayments comprise interests in leasehold land held for own use under operating leases located in the PRC as follows:

	2015 $'000	2014 $'000
Cost:		
At 1 January	591,506	570,684
Additions	–	23,140
Exchange adjustments	(40,460)	(2,318)
At 31 December	551,046	591,506
Accumulated amortisation:		
At 1 January	40,403	29,210
Charge for the year	11,062	11,718
Exchange adjustments	(2,942)	(525)
At 31 December	48,523	40,403
Net book value:		
At 31 December	502,523	551,103

Lease prepayments represent the net of payments for land use rights paid to the PRC authorities and the associated government grants received. The Group's land use rights are amortised on a straight-line basis over the operating lease periods of 50 years. The associated government grants are recognised as deduction of lease prepayment amortisation charge for the year over the lease periods of the relevant lease prepayments.

At 31 December 2015, land use rights with a total carrying amount of $387,082,000 (2014: $26,333,000) have been pledged as collateral for the Group's borrowings (see note 29).

18 INTANGIBLE ASSETS

	Mining rights $'000	Software $'000	Total $'000
Cost:			
At 1 January 2014	6,871,702	7,639	6,879,341
Additions	–	737	737
Reclassified to disposal group held for sale (note 5)	(6,868,864)	–	(6,868,864)
Exchange adjustments	(2,838)	(21)	(2,859)
At 31 December 2014	–	8,355	8,355
At 1 January 2015	**–**	**8,355**	**8,355**
Additions	**–**	**1,070**	**1,070**
Exchange adjustments	**–**	**(445)**	**(445)**
At 31 December 2015	**–**	**8,980**	**8,980**
Accumulated amortisation and impairment losses:			
At 1 January 2014	751,818	2,725	754,543
Charge for the year	36,780	763	37,543
Reclassified to disposal group held for sale (note 5)	(787,673)	–	(787,673)
Exchange adjustments	(925)	(3)	(928)
At 31 December 2014	–	3,485	3,485
At 1 January 2015	**–**	**3,485**	**3,485**
Charge for the year	**–**	**830**	**830**
Exchange adjustments	**–**	**(151)**	**(151)**
At 31 December 2015	**–**	**4,164**	**4,164**
Net book value:			
At 31 December 2015	**–**	**4,816**	**4,816**
At 31 December 2014	–	4,870	4,870

As at 31 December 2015, intangible assets mainly represent the net book value of software purchased by the Group.

(Expressed in Hong Kong dollars unless otherwise indicated)

19 INTERESTS IN SUBSIDIARIES

The following list contains only the particulars of major subsidiaries which principally affected the results, assets or liabilities of the Group. The class of shares held is ordinary unless otherwise stated.

Name of company	Date and place of incorporation/ establishment and place of operations	Issued and fully paid up capital	Effective percentage of equity attributable to the Company		Principal activities
			Direct	Indirect	
Lucky Colour Limited ("Lucky Colour")	11 March 2008 British Virgin Islands ("BVI")	United States dollars ("US$")1	100%	–	Investment holding
Reach Goal Management Ltd.	2 January 2009 BVI	US$21,770,001	100%	–	Investment holding
Winsway Resources (HK) Holdings Limited ("Winsway Resources Holdings (HK)")	23 October 2009 Hong Kong	31,312,613 shares	100%	–	Investment holding
Winsway Australia Pty. Ltd. ("Winsway Australia")	9 November 2009 Commonwealth of Australia ("Australia")	Australian dollars ("AUD")492,994	100%	–	Internal marketing consulting service
Winsway Resources Holdings Private Limited ("Winsway Singapore")	31 December 2009 The Republic of Singapore ("Singapore")	Singapore dollars ("SGD")1,000,000 US$10,000,000	100%	–	Trading of coal and oil
Winsway Coking Coal Logistics Limited ("Winsway Logistics")	22 December 2009 Hong Kong	100,000 shares	100%	–	Investment holding
Winsway Mongolian Transportation Pte. Ltd. ("Mongolian Transportation")	10 May 2010 Singapore	SGD10	90%	–	Investment holding
Beijing Winsway Investment Management Co., Ltd. ("Beijing Winsway")*	6 November 1995 PRC	US$276,500,000	–	100%	Investment holding
Cheer Top Enterprises Limited ("Cheer Top")	5 January 2005 BVI	US$23,303,911	–	100%	Investment holding
Color Future International Limited ("Color Future")	5 January 2005 BVI	US$21,770,001	–	100%	Trading of coal

(Expressed in Hong Kong dollars unless otherwise indicated)

19 INTERESTS IN SUBSIDIARIES (CONTINUED)

Name of company	Date and place of incorporation/ establishment and place of operations	Issued and fully paid up capital	Effective percentage of equity attributable to the Company Direct	Indirect	Principal activities
Urad Zhongqi Yiteng trading Mining Co., Ltd. ("Yiteng")**	7 September 2005 PRC	RMB640,000,000	–	100%	Processing of coal
Royce Petrochemicals Limited ("Royce Petrochemicals")	28 October 2005 BVI	US$3,900,001	–	100%	Investment holding
Inner Mongolia Haotong Energy Joint Stock Co., Ltd. ("Inner Mongolia Haotong")***	18 November 2005 PRC	RMB750,000,000	–	100%	Trading of coal
Erlianhaote Haotong Energy Co., Ltd. ("Erlianhaote Haotong")#	18 January 2007 PRC	RMB95,370,000	–	95%	Trading of coal and rendering of logistics service
Ejina Qi Haotong Energy trading Co., Ltd. ("Ejinaqi Haotong")**	19 May 2008 PRC	RMB260,000,000	–	100%	Processing of coal
Baotou-city Haotong Energy Co., Ltd. ("Baotou Haotong")**	18 September 2008 PRC	RMB90,000,000	–	100%	Trading of coal
Nantong Haotong Energy Co., Ltd. ("Nantong Haotong")**	24 February 2009 PRC	RMB120,000,000	–	100%	Trading of coal
Yingkou Haotong Mining Co., Ltd. ("Yingkou Haotong")**	16 November 2009 PRC	RMB175,000,000	–	100%	Trading of coal
Manzhouli Haotong Energy Co., Ltd. ("Manzhouli Haotong")****	23 December 2009 PRC	RMB200,000,000	–	100%	Trading of coal
Ulanqab Haotong Energy Co., Ltd. ("Ulanqab Haotong")**	2 March 2010 PRC	RMB240,000,000	–	100%	Trading of coal
Longkou Winsway Energy Co., Ltd. ("Longkou Winsway")****	27 April 2010 PRC	RMB180,000,000	–	100%	Trading of coal
Ejina Qi Ruyi Winsway Energy Co., Ltd. ("Ejina Qi Winsway")**	30 June 2010 PRC	RMB20,000,000	–	51%	Logistics service

(Expressed in Hong Kong dollars unless otherwise indicated)

19 INTERESTS IN SUBSIDIARIES (CONTINUED)

Name of company	Date and place of incorporation/ establishment and place of operations	Issued and fully paid up capital	Effective percentage of equity attributable to the Company Direct	Indirect	Principal activities
Inner Mongolia Hutie Winsway Logistics Co., Ltd. ("Inner Mongolia Hutie Winsway Logistics")**	22 July 2010 PRC	RMB30,000,000	–	51%	Logistics service
Eternal International Logistics Limited ("Eternal")	27 October 2010 Hong Kong	1 share	100%	–	Investment holding
Million Super Star Limited ("Million Super Star")	18 October 2010 Hong Kong	1 share	100%	–	Investment holding
Winsway Coking Coal Holdings S. à. r. l. ("Winsway Luxemburg")	27 September 2011 Luxemburg	Canadian dollars ("CA$")20,000	–	100%	Investment holding
0925165 B.C. Ltd.	15 November 2011 Canada	CA$139,472,368 US$1,593,249	–	100%	Investment holding
Erlian Winsway trading Mining Co., Ltd.**	14 January 2011 PRC	RMB10,000,000	–	100%	Processing of coal
Nantong Winsway Mining Investment Co., Ltd. ("Nantong Winsway")**	2 April 2013 PRC	RMB200,000,000	–	100%	Investment holding and trading of coal
Qinhuangdao Haotong Energy Co., Ltd. ("Qinhuangdao Haotong")**	7 June 2013 PRC	RMB50,000,000	–	100%	Trading of coal
Nantong Million Super Star Coking Coal Co., Ltd. ("Nantong Million")*	3 July 2013 PRC	US$60,700,000	–	100%	Investment holding
Harbin Fuze Mining Investment Co., Ltd. ("Harbin Fuze")**	27 June 2013 PRC	RMB100,000,000	–	100%	Trading of coal
Standard Rich Inc Ltd. ("Standard Rich")	18 November 2013 Hong Kong	10,000 shares	–	100%	Trading of coal
Suzhou Wisdom Elite Energy Inc Ltd. ("Suzhou Wisdom")**	28 January 2014 PRC	US$10,000,000	–	100%	Trading of coal

(Expressed in Hong Kong dollars unless otherwise indicated)

19 INTERESTS IN SUBSIDIARIES (CONTINUED)

Name of company	Date and place of incorporation/ establishment and place of operations	Issued and fully paid up capital	Effective percentage of equity attributable to the Company Direct	Indirect	Principal activities
Beijing Shacong E-Commerce Inc Ltd. ("Beijing Shacong")**	26 March 2014 PRC	RMB1,000,000	–	100%	Trading of coal
Erlian Junrong Winsway Mining Co., Ltd. ("Erlian Junrong")**	4 April 2014 PRC	RMB2,420,000	–	100%	Trading of coal
Urad Zhongqi Tengshengda Energy Co., Ltd. ("Tengshengda")**	17 June 2014 PRC	RMB65,000,000	–	100%	Processing and trading of coal
Tianjin Rongzetongli Trading Co., Ltd. (Rongzetongli)**	10 December 2015 PRC	US$10,000,000	–	100%	Trading of Petrochemical Products and coal

* Wholly foreign owned enterprises established under the PRC law.
** Limited liability companies established under the PRC law.
*** A joint stock company established under the PRC law.
**** Sino-foreign equity joint ventures established under the PRC law.
\# A Sino-foreign cooperative joint venture established under the PRC law.

20 INTEREST IN AN ASSOCIATE

Details of the Group's interest in the associate are as follows:

Name of associate	Form of business structure	Place of incorporation and business	Particulars of paid up capital	Proportion of ownership interest: Group's effective interest	Held by the Company	Held by a subsidiary	Principal activity
Bayannao'er City Hutie Ruyi Logistics Co., Ltd.	Incorporated	PRC	RMB50,000,000	24%	–	24%	Logistics service in PRC

The associate is accounted for using the equity method in the consolidated financial statements.

(Expressed in Hong Kong dollars unless otherwise indicated)

20 INTEREST IN AN ASSOCIATE (CONTINUED)

Summarised financial information of the associate, adjusted for any differences in accounting policies, and reconciled to the carrying amounts in the consolidated financial statements, are disclosed below:

	2015	2014
	$'000	$'000
Gross amounts of the associate		
Current assets	**53,900**	63,254
Non-current assets	**24,162**	27,182
Current liabilities	**10,063**	19,515
Equity	**67,999**	70,921
Revenue	**19,046**	28,874
Profit for the year	**3,247**	7,513
Other comprehensive (loss)/income	**(6,169)**	1,562
Total comprehensive (loss)/income	**(2,922)**	9,075
Reconciled to the Group's interests in the associate		
Gross amounts of net assets of the associate	**67,999**	70,921
Group's effective interest	**24%**	24%
Group's share of net assets of the associate	**16,320**	17,021
Carrying amount in the consolidated financial statements	**16,320**	17,021

21 INTEREST IN A JOINT VENTURE

	2015	2014
	$'000	$'000
Carrying amount	**–**	–

Details of the Group's interest in the joint venture are as follows:

Name of joint venture	Form of business structure	Place of incorporation and operation	Issued and fully paid up capital	Group's effective interest	Principal activities
Peabody-Winsway Resources B.V. ("Peabody-Winsway")	Incorporated	The Kingdom of the Netherlands	Euro36,000	50%	Acquisition, sale, exploration, development, mining, processing and commercial exploitation of mineral and metal resources

Due to the unsatisfactory operating performance and the delay in the commencement of mining activities, the recoverable amount from value in use calculation decreased accordingly. During the year ended 31 December 2012, an impairment loss of $323,616,000 was provided for the Group's interest in the joint venture. No further loss incurred by Peabody-Winsway during the year ended 31 December 2015 was taken up in the Group's consolidated financial statements.

22 OTHER INVESTMENTS IN EQUITY SECURITIES

	2015 $'000	2014 $'000
Other investments in equity securities	**375,721**	399,015
Less: impairment losses	(250,656)	–
	125,065	399,015

Other investments in equity securities represent the Group's equity interests in third party companies engaged in coal mining, railway logistics, ports management and coal storage business. As at 31 December 2015, the Group holds equity interests in a range of 1–15% in these companies.

An impairment loss of $250,656,000 to fully write down the carrying amount of the Group's investments in equity securities of certain of these companies has been charged to the consolidated statement of profit or loss for the current year due to the unsatisfactory operating performance of these companies. The impairment has been provided based on a fair value valuation on the respective investments in the equity securities performed by an independent appraiser used discounted cash flows method based on cash flow projections taking into account the transportation price and volume assumptions and source data provided by the management of the investees. The expected net cash flows are discounted using a risk adjusted pre-tax discount rate of 12.36%.

23 OTHER NON-CURRENT ASSETS

	2015 $'000	2014 $'000
Loan to a third party (note (i))	–	127,187
Advance payments for equipment purchase and construction in progress (note (ii))	–	23,626
	–	150,813

(i) In 2009, the Company agreed to provide a loan to Moveday Enterprises Limited ("Moveday") to purchase additional vehicles to meet with the increasing volume of coal procured by the Group in Mongolia, and Moveday has agreed to use the trucks purchased through financing provided by the Company for the provision of transportation services to the Group during the term of the agreement. Pursuant to a loan agreement entered into on 10 April 2010 (as subsequently amended by a supplemental deed on 15 September 2010) and the strategic alliance agreement, the Company agreed to lend Moveday up to US$40 million solely for the purpose of purchasing vehicles for transporting coal purchased by the Group in Mongolia. The loan to Moveday was provided on an unsecured basis, at an interest rate of LIBOR plus 3% and repayable over five years in equal annual installments of US$8 million, commencing from 18 months after the receipt of the loan (being 31 December 2012) by Moveday, with interest payable semi-annually in arrears. The entire loan amount was fully drawn down in 2010. As Moveday is a third party and the loan to Moveday is an unsecured loan, the Group does not have an interest in or control over the cash flows or other assets of Moveday other than in accordance with the terms of the loan agreement (as amended).

(Expressed in Hong Kong dollars unless otherwise indicated)

23 OTHER NON-CURRENT ASSETS (CONTINUED)

(i) (Continued)

In 2013, the Group entered into another supplemental agreement with Moveday to modify the repayment terms of the remaining outstanding principal of US$32 million. Pursuant to the supplemental agreement, the remaining outstanding principal was repayable on 31 December from 2013 to 2015 with an amount of US$4 million plus a floating repayment amount. The floating repayment amount was calculated based on the volume of coals transported (up to a maximum of 12 million tonnes) by Moveday for the Group and up to US$6 million during each year. Apart from the repayment terms, all the other terms of the loan were not changed and Moveday was obliged to repay the entire outstanding principal on or before 31 December 2016.

During the year ended 31 December 2015, Moveday has repaid interest of US$345,000 to the Group and the outstanding loan balance as at 31 December 2015 is US$20.40 million (2014: US$20.40 million). In addition to the above, the Group has incurred $81 million (2014: $40 million) for coking coal transportation service provided.

In October 2015, Moveday informed the Group that it could not repay the outstanding principal and interest as scheduled in the above-mentioned supplemental agreement due to the financial difficulty encountered. On 22 January 2016, the Group and Moveday mutually agreed that the outstanding loan principal of US$4,888,000 (equivalent to approximately $37,886,000) and interest of US$359,000 (equivalent to approximately $2,787,000) which due on 31 December 2015 were offset against the Group's payables in connection with coking coal transportation service provided by Moveday. Apart from the offsetting arrangement, all the other terms of the loan were not changed and Moveday was obliged to repay the entire outstanding principal on or before 31 December 2016.

For the year ended 31 December 2015, the Group has made an impairment provision of $120,189,000 against the loan to Moveday balance based on the communication with management of Moveday about the adverse financial and operating circumstances of Moveday in 2015.

As at 31 December 2015, as included in prepayment to suppliers (see notes 25) the Group made a prepayment of $nil (2014: $21,078,000) to Moveday in respect of its coking coal transportation service.

(ii) The Group has provided full impairment for all advance payments for equipment purchase and construction in progress in relation to the coal processing plants and logistic park facilities which have ceased construction during the current period. During the year ended 31 December 2015, $22,307,000 (2014:$7,408,000) was written off against advance payments for equipment purchase and construction in progress.

(Expressed in Hong Kong dollars unless otherwise indicated)

24 INVENTORIES

(a) Inventories in the statement of financial position comprise:

	2015 **$'000**	2014 $'000
Coking coal	**143,291**	109,005
Thermal coal	**6,957**	48,162
Coke	**–**	61,411
Coal related products	**864**	13,199
Petrochemical products	**22,698**	140,528
Others	**19,099**	21,487
	192,909	393,792
Less: write down of inventories	**(8,124)**	(58,678)
	184,785	335,114

(b) The analysis of the amount of inventories recognised as an expense and included in profit or loss is as follows:

	2015 **$'000**	2014 $'000
Carrying amount of inventories sold	**5,506,867**	7,294,601
Write down of inventories	**8,124**	58,678
	5,514,991	7,353,279

(Expressed in Hong Kong dollars unless otherwise indicated)

25 TRADE AND OTHER RECEIVABLES

	2015 $'000	2014 $'000
Trade receivables	211,566	818,387
Bills receivable	261,505	507,481
Receivables from import agents	9,916	291,192
Less: allowance for doubtful debts	(58,870)	(56,526)
	424,117	1,560,534
Amounts due from related parties	–	761
Loan to a third party company (note 23(i))	37,886	31,031
Prepayments to suppliers	111,082	64,626
Derivative financial instruments*	31,760	31,480
Deposits and other receivables	442,957	383,718
Less: allowance for doubtful debts	(161,368)	(11,210)
	886,434	2,060,940

* As at 31 December 2014, derivative financial instruments represent fair value of foreign exchange forward contracts and a derivative embedded in a purchase contract of petrochemical products.

As at 31 December 2015, derivative financial instruments represent fair value of foreign exchange forward contracts and commodity futures contracts entered into by the Group.

All of the trade and other receivables are expected to be recovered within one year.

The credit terms for trade debtors are generally within 90 days. The credit terms for receivables from import agents can be as long as one year, which are comparable to the credit terms for payables to import agents as granted to the Group. Bills receivable are normally due within 90 days to 180 days from the date of issuing. Further details on the Group's credit policy are set out in note 36(a).

At 31 December 2015, trade and bills receivables of the Group of $230,365,000 (31 December 2014: $586,953,000) have been pledged as collateral for the Group's borrowings (see note 29).

At 31 December 2015, bills receivable of the Group of $nil (31 December 2014: $483,472,000) have been derecognised from the consolidated statement of financial position as the relevant bills have been discounted to banks on a non-recourse basis.

25 TRADE AND OTHER RECEIVABLES (CONTINUED)

(a) Ageing analysis

Included in trade receivables, bills receivable and receivables from import agents are trade debtors with the ageing analysis, based on the invoice date and net of allowance for bad debt, as follows:

	2015 **$'000**	2014 $'000
Less than 3 months	**109,642**	837,833
More than 3 months but less than 6 months	**168,056**	351,249
More than 6 months but less than 1 year	**133,940**	165,389
More than 1 year	**12,479**	206,063
	424,117	1,560,534

(b) Impairment of trade receivables, bills receivable and receivables from import agents

Impairment losses in respect of trade receivables, bills receivable and receivables from import agents are recorded using an allowance account unless the Group is satisfied that recovery of the amount is remote, in which case the impairment loss is written off against trade receivables, bills receivable and receivables from import agents (see note 2(m)).

The movement in the allowance for doubtful debts during the year is as follows:

	2015 **$'000**	2014 $'000
At 1 January	**56,526**	–
Impairment loss recognised	**38,403**	56,526
Reversal of impairment loss	**(36,059)**	–
At 31 December	**58,870**	56,526

At 31 December 2015, the Group's trade receivables, bills receivable and receivables from import agents of $71,044,000 (2014: $108,562,000) were individually determined to be impaired. The individually impaired receivables related to customers that were in financial difficulties and management assessed that only a portion of the receivables is expected to be recovered. Consequently, specific allowances for doubtful debts of $58,870,000 (2014: $56,526,000) were recognised.

(Expressed in Hong Kong dollars unless otherwise indicated)

25 TRADE AND OTHER RECEIVABLES (CONTINUED)

(c) Trade debtors and bills receivable that are not impaired

The ageing analysis of trade receivables, bills receivable and receivables from import agents that are neither individually nor collectively considered to be impaired is as follows:

	2015 $'000	2014 $'000
Neither past due nor impaired	318,826	1,343,549
Less than 3 months past due	27,088	40,965
More than 3 months but less than 12 months past due	66,029	123,984
	411,943	1,508,498

Receivables that were neither past due nor impaired relate to customers for whom there was no recent history of default.

Receivables that were past due but not impaired relate to a number of independent customers that have a good track record with the Group. Based on past experience, management believes that no impairment allowance is necessary in respect of these balances as there has not been a significant change in credit quality and the balances are still considered fully recoverable.

(d) Impairment of other receivables

The movement in the allowance for doubtful debts during the year is as follows:

	2015 $'000	2014 $'000
At 1 January	11,210	–
Impairment loss recognised	**150,158**	11,210
At 31 December	**161,368**	11,210

Included in the impairment loss are impaired value added tax ("VAT") recoverable of $144,079,000 (2014: $nil) that have been accumulated to date in certain subsidiaries of the Group which can be deductible from VAT on future sales made. The directors of the Company are of the opinion that the recoverability of such amount after commercial production is remote due to the unfavourable future prospects of the coking coal business.

26 RESTRICTED BANK DEPOSITS

The Group has pledged bank deposits of $499,104,000 (2014: $956,077,000) as at 31 December 2015 as collateral for the Group's borrowings (see note 29) and banking facilities in respect of issuance of bills and letters of credit by the Group (see note 33).

27 CASH AND CASH EQUIVALENTS

	2015 $'000	2014 $'000
Cash at bank and in hand	**259,574**	438,552

At 31 December 2015, cash and cash equivalents of $191,617,000 (2014: $213,411,000) was held by the entities of the Group in form of RMB in the PRC. RMB is not a freely convertible currency and the remittance of funds out of the PRC is subject to the exchange restriction imposed by the PRC government.

Included in cash and cash equivalents in the statement of financial position are the following amounts denominated in a currency other than the functional currency of the entity to which they relate:

	2015 $'000	2014 $'000
US$	**13,708**	112,663
RMB	**3,867**	1,984
Euro	**4**	–
HK$	**3,080**	4,703
Singapore Dollars ("SGD")	**3,475**	3,955
Great Britain Pounds ("GBP$")	**12**	–

28 TRADING SECURITIES

	2015 $'000	2014 $'000
Listed equity securities at fair value	**613**	–

29 SECURED BANK LOANS

(a) The secured bank loans comprise:

	2015 **$'000**	2014 $'000
Short-term loans and current portion of long-term loans	**1,073,197**	1,191,889
Long-term loans	**27,453**	–
	1,100,650	1,191,889

The interest rates per annum of bank loans were:

	2015	2014
Short-term loans and current portion of long-term loans	**1.63%–5.35%**	1.53%–7.20%
Long-term loans	**5.15%**	–

(b) The secured bank loans are repayable as follows:

	2015 **$'000**	2014 $'000
Within 1 year	**1,073,197**	1,191,889
After 1 year but within 2 years	**27,453**	–
	1,100,650	1,191,889

At 31 December 2015, bank loans amounting to $205,932,000 (2014: $523,935,000) have been secured by bank deposits placed in banks with an aggregate carrying value of $201,280,000 (2014: $521,473,000).

At 31 December 2015, bank loans amounting to $138,980,000 (2014: $584,418,000) have been secured by bills receivables with an aggregate carrying value of $122,941,000 (2014: $584,418,000).

At 31 December 2015, bank loans amounting to $673,891,000 (2014: $67,183,000) have been secured by land use rights and property, plant and equipment with an aggregate carrying value of $553,567,000 (2014: $108,365,000).

At 31 December 2015, bank loans amounting to $81,847,000 (2014: $nil) were secured by bills receivables, land use rights and property, plant and equipment with an aggregate carrying value of $114,834,000 (2014: $nil).

Further details of the Group's management of liquidity risk are set out in note 36(b).

30 SENIOR NOTES

	2015 $'000	2014 $'000
Senior notes due in 2016	2,388,573	2,364,347

On 8 April 2011, the Company issued senior notes in the aggregate principal amount of US$500,000,000 ("Senior Notes") and listed on the Singapore Exchange Securities Trading Limited. The Senior Notes bear interest at 8.50% per annum, payable semi-annually in arrears, and will be due in 2016.

The Senior Notes are guaranteed by the Group's existing subsidiaries other than those established/incorporated under the laws of the PRC, Winsway Coking Coal Holdings S.à.r.l., 0925165 B.C. Ltd., GCC and GCC LP as an application of the principle stated in the Company's offering memorandum on 1 April 2011 (the "Subsidiary Guarantors"). In addition, the Company has agreed, for the benefit of the holders of the Senior Notes, to pledge the capital stock of each Subsidiary Guarantor in order to secure the obligations of the Company.

During the year ended 31 December 2013, the Group repurchased Senior Notes in an aggregate principal amount of US$153,190,000 for a cash consideration of US$73,595,000 in the open market. The Senior Notes repurchased were redeemed subsequently. The difference between the carrying amount of the Senior Notes redeemed and the consideration paid, net off against the transaction costs incurred, was recognised as a gain of US$76,383,000 (equivalent to $592,495,000) on redemption of the Senior Notes in the Group's consolidated statement of profit or loss. The outstanding Senior Notes with principal amount of US$309,310,000 will be matured on 8 April 2016.

In addition, on 11 October 2013, the Company also received consents from holders of the Senior Notes with a consent payment of US$4,118,000 to certain amendments ("Amendments") to the indenture, dated as of 8 April 2011 ("Indenture"), among the Company, the Subsidiary Guarantors and Deutsche Bank Trust Company Americas, as trustee. The Amendments eliminated the limitations on indebtedness, restricted payments, dividend and other payment restrictions affecting Restricted Subsidiaries (as defined in the Indenture), sales and issuances of capital stock in Restricted Subsidiaries, issuances of guarantees by Restricted Subsidiaries, sale and leaseback transactions, transactions with shareholders and affiliates and business activities as contained in the Indenture. The consent payment is amortised over the remaining period of the outstanding Senior Notes.

During the year ended 31 December 2015, the Group did not make the scheduled Interest Payment. The Group has defaulted on outstanding Senior Notes amounting to $2,388,573,000 as at 31 December 2015 after the 30-day grace period expired on 8 May 2015 for making the Interest Payment under the terms of the indenture, as amended and supplemented. On 25 November 2015, the Company, certain of its subsidiaries and certain of the Bondholders entered into a Restructuring Support Agreement, pursuant to which such Bondholders agreed to support the Debt Restructuring. Further details of the Debt Restructuring are disclosed in note 2.

31 DEFERRED INCOME

Deferred income represents the unfulfilled conditional government grants received, which will be subsequently recognised as revenue in the statement of profit or loss to compensate the Group for expenses when incurred, and the unrecognised government grants relating to compensating the Group for the cost of assets.

(Expressed in Hong Kong dollars unless otherwise indicated)

32 EQUITY SETTLED SHARE-BASED TRANSACTIONS

(a) The 2010 Scheme

The Company has a share option scheme (the "2010 Scheme") which was adopted on 30 June 2010 (the "First Adoption Date") whereby the directors of the Company are authorised, at their direction, to invite employees of the Group including directors of any company of the Group, to take up options at $1 consideration to subscribe for shares of the Company. The options will vest every three months over a period of five years commencing from 1 April 2010 (the "First Initial Vesting Date") in equal portions (5% each) on the first day of each three-month period after the First Initial Vesting Date and are exercisable from 1 April 2011 (12 months after the First Initial Vesting Date of 1 April 2010) until 29 June 2015 (a period of five years from the First Adoption Date of 30 June 2010) at a fixed subscription price. Each option gives the holder the right to subscribe for one ordinary share in the Company and is settled gross in shares.

(i) The number of options granted to directors and management in 2010 are 52,093,000 and 55,852,000 respectively, whereby all options are settled by physical delivery of shares.

(ii) The number and weighted average exercise prices of share options are as follows:

	2015		2014	
	Weighted average exercise price	Number of options	Weighted average exercise price	Number of options
Outstanding at 1 January	$1.677	74,351,000	$1.677	98,211,913
Exercised during the year	$1.677	–	$1.677	–
Forfeited during the year	**$1.677**	**(66,685,450)**	$1.677	(2,145,750)
Expired during the year	**$1.677**	**(7,665,550)**	$1.677	(21,715,163)
Outstanding at 31 December	–	–	$1.677	74,351,000
Exercisable at 31 December	–	–	$1.677	70,584,238

The options outstanding at 31 December 2015 had an exercise price of $nil (2014: $1.677) per share and a weighted average remaining contractual life of nil year (2014: 0.5 years).

(Expressed in Hong Kong dollars unless otherwise indicated)

32 EQUITY SETTLED SHARE-BASED TRANSACTIONS (CONTINUED)

(a) The 2010 Scheme (Continued)

(iii) Fair value of share options and assumptions

The fair value of services received in return for share options granted is measured by reference to the fair value of share options granted. The fair value of the share options is valued by the directors with reference to a valuation report issued by Sallmanns. The estimate of the fair value of the share options granted is measured based on a Binominal Tree option pricing model. The contractual life of the share option is used as an input into this model.

	2010
Fair value at measurement date	$1.421~$1.492
Share price	$2.97
Exercise price	$1.677
Expected volatility	63.15%
Option life (expressed as weighted average life used in modeling under Binominal Tree option pricing model)	5 years
Expected dividends	5.00%
Risk-free interest rate	1.54%

The expected volatility is based on the historic volatility of entities in the same industry (calculated based on the weighted average remaining life of the share options), adjusted for any expected changes to future volatility based on publicly available information. Expected dividends are based on management estimate. The risk-free interest rate is based on the yield of 5-year Hong Kong Exchange Fund Notes. Changes in the subjective input assumptions could materially affect the fair value estimate.

Share options were granted under a service condition. The condition has not been taken into account in the grant date fair value measurement of the services received. There was no market condition associated with the share option grants.

Equity settled share-based payment expense amounting to $3,000 during year ended 31 December 2015 (2014: $3,203,000) was recognised in profit or loss.

(Expressed in Hong Kong dollars unless otherwise indicated)

32 EQUITY SETTLED SHARE-BASED TRANSACTIONS (CONTINUED)

(b) The 2014 Scheme

The Company has a new share option scheme (the "2014 Scheme") which was adopted on 22 July 2014 (the "Second Adoption Date") whereby the directors of the Company are authorised, at their direction, to invite employees of the Group including directors of any company of the Group, to take up options at $1 consideration to subscribe for shares of the Company. The options will vest every six months over a period of four years commencing from 1 October 2014 (the "Second Initial Vesting Date") in equal portions (12.5% each) on the first day of each six-month period after the Second Initial Vesting Date and are exercisable during the relevant period to the extent the share options have vested until 5 years commencing from the date of grant at a fixed subscription price. Each option gives the holder the right to subscribe for one ordinary share in the Company and is settled gross in shares.

(i) The number of options granted to directors and management in 2014 are 46,000,000 and 65,400,000 respectively, whereby all options are settled by physical delivery of shares.

(ii) The number and weighted average exercise prices of share options are as follows:

	2015		2014	
	Weighted average exercise price	**Number of options**	Weighted average exercise price	Number of options
Outstanding at 1 January	**$0.420**	**111,400,000**	–	–
Granted during the year	**$0.420**	**–**	$0.420	111,400,000
Expired during the year	**$0.420**	**(2,250,000)**	$0.420	–
Forfeited during the year	**$0.420**	**(26,125,000)**	$0.420	–
Outstanding at 31 December	**$0.420**	**83,025,000**	$0.420	111,400,000
Exercisable at 31 December	**$0.420**	**36,525,000**	$0.420	13,925,000

The options outstanding at 31 December 2015 had an exercise price of $0.420 (2014: $0.420) per share and a weighted average remaining contractual life of 3.6 years (2014: 4.6 years).

On 1 March 2016, all the outstanding options under the 2014 Scheme were cancelled by the Company, in accordance with the terms which stipulated in 2014 Scheme that the board of directors of the Company may at any time terminate this 2014 Scheme.

(Expressed in Hong Kong dollars unless otherwise indicated)

32 EQUITY SETTLED SHARE-BASED TRANSACTIONS (CONTINUED)

(b) The 2014 Scheme (Continued)

(iii) Fair value of share options and assumptions

The fair value of services received in return for share options granted is measured by reference to the fair value of share options granted. The fair value of the share options is valued by the directors with reference to a valuation report issued by Sallmanns. The estimate of the fair value of the share options granted is measured based on a Binominal Tree option pricing model. The contractual life of the share option is used as an input into this model.

	2014
Fair value at measurement date	$0.170~$0.193
Share price	$0.420
Exercise price	$0.420
Expected volatility	53.00%
Option life (expressed as weighted average life used in modeling under Binominal Tree option pricing model)	5 years
Expected dividends	0.00%
Risk-free interest rate	1.38%

The expected volatility is based on the historic volatility of entities in the same industry (calculated based on the weighted average remaining life of the share options), adjusted for any expected changes to future volatility based on publicly available information. Expected dividends are based on management estimate. The risk-free interest rate is based on the yield of Hong Kong Exchange Fund Notes. Changes in the subjective input assumptions could materially affect the fair value estimate.

Share options were granted under a service condition. The condition has not been taken into account in the grant date fair value measurement of the services received. There was no market condition associated with the share option grants.

Equity settled share-based payment expense amounting to $4,532,000 (2014: $7,174,000) during year ended 31 December 2015 was recognised in profit or loss.

(Expressed in Hong Kong dollars unless otherwise indicated)

33 TRADE AND OTHER PAYABLES

	2015 $'000	2014 $'000
Trade and bills payables	242,055	1,385,420
Payables to import agents	8,737	288,781
Amounts due to related parties	383	–
Prepayments from customers	34,284	21,765
Payables in connection with construction projects	103,593	93,670
Payables for purchase of equipment	2,323	47,730
Derivative financial instruments*	–	16,007
Others	365,127	201,242
	756,502	2,054,615

* Derivative financial instruments represent fair value of foreign exchange forward contracts as at 31 December 2014.

At 31 December 2015, bills payable amounting to $159,597,000 (2014: $1,155,721,000) were secured by deposits placed in banks with an aggregate carrying value of $158,093,000 (2014: $412,322,000).

As of the end of the reporting period, the ageing analysis of trade and bills payables and payables to import agents (which are included in trade and other payables), based on the invoice date, is as follows:

	2015 $'000	2014 $'000
Within 3 months	106,116	1,394,800
More than 3 months but less than 6 months	132,084	81,920
More than 6 months but less than 1 year	8,778	32,505
More than 1 year	3,814	164,976
	250,792	1,674,201

Trade and bills payables and payables to import agents are expected to be settled within one year or are repayable on demand. The maturity analysis of these payables is as follows:

	2015 $'000	2014 $'000
Due within 1 month or on demand	164,315	570,703
Due after 1 month but within 3 months	–	1,100,798
Due after 3 months but within 6 months	86,477	2,700
	250,792	1,674,201

34 INCOME TAX IN THE STATEMENT OF FINANCIAL POSITION

(a) Current taxation in the statements of financial position represents:

	2015 **$'000**	2014 $'000
At 1 January	**39,580**	66,525
Provision for the year (note 9(a))	**1,508**	1,403
Under/(over)-provision in respect of prior years (note 9(a))	**2,026**	(2,568)
Income tax paid	**(5,627)**	(26,767)
Exchange adjustments	**515**	987
At 31 December	**38,002**	39,580

(b) Deferred tax assets not recognised:

The Group has not recognised deferred tax assets in respect of deductible temporary differences and tax losses incurred by the subsidiaries of the Group of $2,451,956,000 and $2,237,186,000 respectively (2014: $1,057,620,000 and $1,900,378,000) as management of the Group considers that it is not possible as at 31 December 2015 to estimate, with any degree of certainty, the future taxable profits which may be earned by these subsidiaries. In particular, in accordance with the Group's accounting policy set out in note 2(t), the Group has not recognised deferred tax assets in respect of cumulative tax losses at 31 December 2015 as the management considers it is not probable that future taxable profits against which the losses can be utilised will be available in the relevant tax jurisdiction and entity. The tax losses in the PRC established entities of approximately $1,490,231,000, and $395,533,000 and $293,856,000 will expire in five years after the tax losses generated under current tax legislation in 2018, 2019 and 2020 respectively. The tax losses in those Hong Kong incorporated companies of approximately $57,566,000 can be utilised to offset any future taxable profits under current tax legislation.

(Expressed in Hong Kong dollars unless otherwise indicated)

35 CAPITAL, RESERVES AND DIVIDENDS

(a) Movements in components of equity

The reconciliation between the opening and closing balances of each component of the Group's consolidated equity is set out in the consolidated statement of changes in equity. Details of the changes in the Company's individual components of equity between the beginning and the end of the year are set out below:

The Company

	Share capital $'000	Employee share trusts $'000	Other Reserve $'000	Exchange reserve $'000	Accumulated loss $'000	Total $'000
Balance at 1 January 2014	4,992,337	(3,000)	138,964	(18,598)	(2,401,580)	2,708,123
Changes in equity for 2014:						
Equity settled share-based transactions	–	–	10,377	–	–	10,377
Expiry of share options granted under share option scheme	–	–	(31,712)	–	31,712	–
Total comprehensive income for the year	–	–	–	1,909	(3,693,095)	(3,691,186)
Balance at 31 December 2014	4,992,337	(3,000)	117,629	(16,689)	(6,062,963)	(972,686)
Balance at 1 January 2015	**4,992,337**	**(3,000)**	**117,629**	**(16,689)**	**(6,062,963)**	**(972,686)**
Changes in equity for 2015:						
Equity settled share-based transactions	–	–	**4,535**	–	–	**4,535**
Expiry of share options granted under share option scheme	–	–	**(110,441)**	–	**110,441**	–
Total comprehensive income for the year	–	–	–	**(3,271)**	**(620,109)**	**(623,380)**
Balance at 31 December 2015	**4,992,337**	**(3,000)**	**11,723**	**(19,960)**	**(6,572,631)**	**(1,591,531)**

(b) Dividends

(i) Dividends payable to equity shareholders of the Company attributable to the year

There is no dividend declared attributable to the year ended 31 December 2015 (2014: $nil).

(ii) There is no dividends payable to equity shareholders of the Company attributable to previous financial year, approved and paid during the year ended 31 December 2015 (2014: $nil).

(Expressed in Hong Kong dollars unless otherwise indicated)

35 CAPITAL, RESERVES AND DIVIDENDS (CONTINUED)

(c) Share capital

	2015 No. of shares '000	2014 No. of shares '000
Authorised:		
Ordinary shares with no par value	**6,000,000**	6,000,000

	2015 No. of shares '000	**2015 $'000**	2014 No. of shares '000	2014 $'000
Ordinary shares, issued and fully paid:				
At 31 December	**3,773,199**	**4,992,337**	3,773,199	4,992,337

The holders of ordinary shares are entitled to receive dividends as declared from time to time and are entitled to one vote per share at meetings of the Company. All ordinary shares rank equally with regard to the Company's residual assets.

(d) Share issued under share option scheme

No option was exercised during the year ended 31 December 2015 (2014: $nil).

(e) Terms of unexpired and unexercised share options at the end of the reporting period

Exercise period	Exercise price $	**2015 Number**	2014 Number
1 April 2011 to 29 June 2015	1.677	**–**	74,351,000
1 October 2014 to 22 July 2019	0.420	**83,025,000**	111,400,000
		83,025,000	185,751,000

Each option entitles the holder to subscribe for one ordinary share in the Company. Further details of these options are set out in note 32 to the financial statements.

(Expressed in Hong Kong dollars unless otherwise indicated)

35 CAPITAL, RESERVES AND DIVIDENDS (CONTINUED)

(f) Nature and purpose of reserves

(i) Other reserve

The other reserve comprises the following:

— the aggregate amount of paid-in capital or share capital of the companies now comprising the Group after elimination of the investments in subsidiaries and the changes in equity arisen from the acquisition of non-controlling interests;

— the net loss on purchase of non-controlling interest in a subsidiary; and

— the fair value of unexercised share options granted to employees of the Company at the grant date that has been recognised in accordance with the accounting policy adopted for share-based payments in note 2(s)(ii).

(ii) Statutory reserve

Pursuant to the Articles of Association of the companies comprising the Group in the PRC, appropriations to the statutory reserve were made at a certain percentage of profit after taxation determined in accordance with the accounting rules and regulations of the PRC. The percentage for this appropriation was decided by the directors of the respective companies comprising the Group. During the year ended 31 December 2015, amounts in retained earnings of $nil (2014: $8,181,000) were transferred from retained earnings to the statutory reserve.

Statutory reserve can be utilised in setting off accumulated losses or increasing capital of the companies comprising the Group is non-distributable other than in liquidation. During the year, statutory surplus reserve of the Company amounting to $147,314,000 (2014: $nil) were used to make good the previous years' accumulated losses.

(iii) Exchange reserve

The exchange reserve comprises all foreign exchange differences arising from the translation of the financial statements of operations which are dealt with in accordance with the accounting policies as set out in note 2(w).

(Expressed in Hong Kong dollars unless otherwise indicated)

35 CAPITAL, RESERVES AND DIVIDENDS (CONTINUED)

(f) Nature and purpose of reserves (Continued)

(iv) Employee share trusts

The Group operates a long-term incentive program in 2012 to retain and motivate the employees to make contributions to the long term-growth and performance of the Group, namely Restricted Share Units Scheme ("RSU Scheme"). A restricted share unit award ("RSU Award") gives a participant in the RSU Scheme a conditional right when the RSU Award vests to obtain either ordinary shares (existing ordinary shares in issue or new ordinary shares to be issued by the Company) or an equivalent value in cash with reference to the value of the ordinary shares on or about the date of vesting. The Group reserves the right, at its discretion, to pay the award in cash or ordinary shares of the Group.

Employee share trusts are established for the purposes of awarding shares to eligible employees under the RSU Scheme. The employee share trusts are administered by trustees and are funded by the Group's cash contributions for buying the Company's shares in the open market and recorded as contributions to employee share trusts, an equity component. The administrator of the employee share trusts transfers the shares of the Company to employees upon vesting.

(v) Distributability of reserves

At 31 December 2015, there is no aggregate amount of reserves available for distribution to equity shareholders of the Company (2014: $nil).

(g) Capital management

Notwithstanding the Group's current default of the outstanding Senior Notes and the multiple material uncertainties which may cast significant doubt on the Group's ability to continue as a going concern as explained in note 2(b), the Group's primary objectives when managing capital are to safeguard the Group's ability to continue as a going concern, so that it can continue to provide returns for equity shareholders and benefits for other stakeholders, by the completion of the Debt Restructuring, which is currently in progress.

The Group monitors capital using a gearing ratio which is total liabilities divided by total assets. The Group's gearing ratio as at 31 December 2015 was 163.71% (2014: 96.28%). Note 2(b) explains management's measures to improve the Group's financial position and reduce the gearing ratio.

36 FINANCIAL RISK MANAGEMENT AND FAIR VALUES OF FINANCIAL INSTRUMENTS

Exposure to credit, liquidity, interest rate and foreign currency risks arises in the normal course of the Group's business.

The Group's exposure to these risks and the financial risk management policies and practices used by the Group to manage these risks are described below.

(a) Credit risk

Notwithstanding the Group's current default of the outstanding Senior Notes and the multiple material uncertainties which may cast significant doubt on the Group's ability to continue as a going concern as explained in note 2(b), management has a credit policy in place and the exposures to these credit risks are monitored on an ongoing basis. The Group's credit risk is primarily attributable to cash at bank, trade and other receivables and over-the-counter derivative financial instruments entered into for hedging purposes.

Substantially all of the Group's cash at bank are deposited in the reputable banks which management assessed the credit risk to be insignificant.

In respect of trade and other receivables, individual credit evaluations are performed on all customers requiring credit over a certain amount. These evaluations focus on the customer's past history of making payments when due and current ability to pay, and take into account information specific to the customer as well as pertaining to the economic environment in which the customer operates. Trade receivables are due within 90 days from the date of billing. Debtors with balances that are more than 90 days past due are normally requested to settle all outstanding balances before any further credit is granted. Normally, the Group does not obtain collateral from customers.

The Group's exposure to credit risk is influenced mainly by the individual characteristics of each customer rather than the industry or country in which the customers operate and therefore significant concentrations of credit risk primarily arise when the Group has significant exposure to individual customers. At the end of the reporting period, 0% (2014: 0%) and 0% (2014: 20%) of the total trade and other receivables was due from the Group's largest customer and the five largest customers respectively within the processing and trading of coking coal and other products segment.

Except for the financial guarantees, given by the Group as set out in note 40, the Group does not provide any other guarantees which would expose the Group to credit risk. The maximum exposure to credit risk in respect of these financial guarantees at the end of the reporting period is disclosed in note 40.

Further quantitative disclosure in respect of the Group's exposure to credit risk arising from trade and other receivables are set out in note 25.

(Expressed in Hong Kong dollars unless otherwise indicated)

36 FINANCIAL RISK MANAGEMENT AND FAIR VALUES OF FINANCIAL INSTRUMENTS (CONTINUED)

(b) Liquidity risk

Individual operating entities within the Group are responsible for their own cash management, including the short-term investment of cash surpluses and the raising of loans to cover expected cash demands. The Group's policy is to regularly monitor its liquidity requirements and its compliance with lending covenants, to ensure that it maintains sufficient reserves of cash and adequate committed lines of funding from major financial institutions to meet its liquidity requirements in the short and longer term. Note 2(b) explains management's plans for managing the liquidity needs of the Group to enable it to continue to meet its obligations as they fall due.

The following table shows the remaining contractual maturities at the end the reporting period of the Group's financial liabilities, which are based on contractual undiscounted cash flows (including interest payments computed using contractual rates or, if floating, based on rates current at the end of the reporting period) and the earliest date the Group can be required to pay:

	2015					2014				
	Contractual undiscounted cash outflow					Contractual undiscounted cash outflow				
	Within 1 year or on demand $'000	More than 1 year but less than 2 years $'000	More than 2 years but less than 5 years $'000	Total $'000	Carrying amount at 31 December $'000	Within 1 year or on demand $'000	More than 1 year but less than 2 years $'000	More than 2 years but less than 5 years $'000	Total $'000	Carrying amount at 31 December $'000
Secured bank loans	1,094,694	28,482	-	1,123,176	1,100,650	1,218,858	-	-	1,218,858	1,191,889
Senior notes	2,703,034	-	-	2,703,034	2,388,573	203,962	2,501,531	-	2,705,493	2,364,347
Trade and other payables (excluding prepayments from customers)	722,218	-	-	722,218	722,218	2,032,850	-	-	2,032,850	2,032,850
	4,519,946	28,482	-	4,548,428	4,211,441	3,455,670	2,501,531	-	5,957,201	5,589,086

(Expressed in Hong Kong dollars unless otherwise indicated)

36 FINANCIAL RISK MANAGEMENT AND FAIR VALUES OF FINANCIAL INSTRUMENTS (CONTINUED)

(c) Interest rate risk

The Group's interest rate risk arises primarily from interest-bearing borrowings.

(i) Interest rate profile

The following table details the interest rate profile of the Group's borrowings at the end of the reporting period.

	2015 Interest rate %	2015 $'000	2014 Interest rate %	2014 $'000
Fixed rate borrowings:				
Bank loans	1.63%–5.35%	1,043,357	1.53%–5.50%	820,111
Senior notes	10%	2,388,573	10%	2,364,347
		3,431,930		3,184,458
Variable rate borrowings:				
Bank loans	5.15%	57,293	2.63%–7.20%	371,778
		57,293		371,778
Total borrowings		3,489,223		3,556,236
Fixed rate borrowings as a percentage of total borrowings		98.36%		89.54%

(ii) Sensitivity analysis

The sensitivity analyses below have been determined based on the exposure to interest rates for non-derivative financial instruments at the end of the reporting period. For variable-rate borrowings, the analysis is prepared assuming the borrowings outstanding at the end of the reporting period were outstanding for the whole year. The analysis is performed on the same basis for 2014.

At 31 December 2015, it is estimated that a general increase/decrease of 25 basis points in interest rates, with all other variables held constant, would have increased/decreased the Group's loss after tax and accumulated loss by approximately $2,064,000 (2014: $697,000). Other components of consolidated equity would have no change in response to the general increase/decrease in interest rates.

36 FINANCIAL RISK MANAGEMENT AND FAIR VALUES OF FINANCIAL INSTRUMENTS (CONTINUED)

(d) Currency risk

The Group is exposed to currency risk primarily through sales, purchases and borrowings which give rise to payables, cash balances and bank loans that are denominated in a foreign currency, i.e. a currency other than the functional currency of the operations to which the transactions relate. The currencies giving rise to this risk are primarily United States dollars and Renminbi. The Group manages this risk as follows:

(i) Recognised assets and liabilities

In respect of trade receivables and payables denominated in foreign currencies, the Group ensures that the net exposure is kept to an acceptable level, by buying or selling foreign currencies at spot rates where necessary to address short-term imbalances. Most of the Group's borrowings are denominated in the functional currency of the entity taking out the loan. Given this, management does not expect that there will be any significant currency risk associated with the Group's borrowings.

(ii) Exposure to currency risk

The following table details the Group's exposure at the end of the reporting period to currency risk arising from recognised assets or liabilities denominated in a currency other than the functional currency of the entity to which they relate. For presentation purposes, the amounts of the exposure are shown in Hong Kong dollars, translated using the spot rate at the year end date. Differences resulting from the translation of the financial statements of foreign operations into the Group's presentation currency are excluded.

Exposure to foreign currency (expressed in HK$)

	2015							2014						
	CA$	US$	RMB	SGD	HK$	GBP	Euro	CA$	US$	RMB	SGD	HK$	GBP	Euro
	$'000	$'000	$'000	$'000	$'000	$'000	$'000	$'000	$'000	$'000	$'000	$'000	$'000	$'000
Cash and cash equivalents	–	3,667	13,708	3,475	3,080	12	4	–	112,663	1,984	3,955	4,703	–	–
Trade and other receivables	4	148,134	414,496	–	659	–	–	23	1,654,508	1,135,008	704	701	–	–
Trade and other payables	–	(36,371)	(112,676)	(23)	(75)	–	–	(24)	(1,804,854)	(1,069,923)	(81)	(183)	–	–
Bank loans	–	(671,076)	–	–	–	–	–	–	(540,287)	–	–	–	–	–
Net exposure arising from Recognized assets and liabilities	4	(555,446)	315,528	3,452	3,664	12	4	(1)	(577,970)	67,069	4,578	5,221	–	–

36 FINANCIAL RISK MANAGEMENT AND FAIR VALUES OF FINANCIAL INSTRUMENTS (CONTINUED)

(d) Currency risk (Continued)

(iii) Sensitivity analysis

The following table indicates the instantaneous change in the Group's loss after tax (and accumulated loss) and other components of consolidated equity that would arise if foreign exchange rate to which the Group has significant exposure at the end of the reporting period had changed at that date, assuming all other risk variables remained constant. In this respect, it is assumed that the pegged rate between the Hong Kong dollar and the United States dollar would be materially unaffected by any changes in movement in value of the United States dollar against other currencies.

	2015		2014	
	Increase/ (decrease) in foreign exchange rate $'000	**(Increase)/ decrease in loss after tax and accumulated loss $'000**	Increase/ (decrease) in foreign exchange rate $'000	(Increase)/ decrease in loss after tax and accumulated loss $'000
CA$	**5%**	**–**	5%	–
	(5)%	**–**	(5)%	–
US$	**5%**	**(19,441)**	5%	(20,377)
	(5)%	**19,441**	(5)%	20,377
RMB	**5%**	**4,733**	5%	1,109
	(5)%	**(4,733)**	(5)%	(1,109)
SGD	**5%**	**129**	5%	172
	(5)%	**(129)**	(5)%	(172)
HK$	**5%**	**137**	5%	196
	(5)%	**(137)**	(5)%	(196)
GBP	**5%**	**–**	5%	–
	(5)%	**–**	(5)%	–
Euro	**5%**	**2**	5%	–
	(5)%	**(2)**	(5)%	–

Results of the analysis as presented in the above table represent an aggregation of the instantaneous effects on each of the Group entities' loss/profit after tax and equity measured in the respective functional currencies, translated into Hong Kong dollars at the exchange rate ruling at the end of the reporting period for presentation purposes.

The sensitivity analysis assumes that the change in foreign exchange rates had been applied to re-measure those financial instruments held by the Group which expose the Group to foreign currency risk at the end of the reporting period. The analysis excludes differences that would result from the translation of the financial statements of foreign operations into the Group's presentation currency. The analysis is performed on the same basis for 2014.

36 FINANCIAL RISK MANAGEMENT AND FAIR VALUES OF FINANCIAL INSTRUMENTS (CONTINUED)

(e) Fair values measurement

(i) Financial assets and liabilities measured at fair value

Fair value hierarchy

The following table presents the fair value of the Group's financial instruments measured at the end of the reporting period on a recurring basis, categorised into the three-level fair value hierarchy as defined in IFRS 13, Fair value measurement. The level into which a fair value measurement is classified is determined with reference to the observability and significance of the inputs used in the valuation technique as follows:

— Level 1 valuations: Fair value measured using only Level 1 inputs i.e. unadjusted quoted prices in active markets for identical assets or liabilities at the measurement date

— Level 2 valuations: Fair value measured using Level 2 inputs i.e. observable inputs which fail to meet Level 1, and not using significant unobservable inputs. Unobservable inputs are inputs for which market data are not available.

— Level 3 valuations: Fair value measured using significant unobservable inputs

2015

	Fair value at 31 December 2015	**Fair value measurements as at 31 December 2015 categorised into**		
	$'000	**Level 1 $'000**	**Level 2 $'000**	**Level 3 $'000**
Recurring fair value measurement				
Financial assets:				
Derivative financial instruments				
— Forward foreign exchange contracts	21,373	–	21,373	–
— Commodity futures contracts	10,387	10,387	–	–
Trading securities				
— Listed trading securities	613	613	–	–

(Expressed in Hong Kong dollars unless otherwise indicated)

36 FINANCIAL RISK MANAGEMENT AND FAIR VALUES OF FINANCIAL INSTRUMENTS (CONTINUED)

(e) Fair values measurement (Continued)

(i) Financial assets and liabilities measured at fair value (Continued)

2014

	Fair value at 31 December 2014 $'000	Fair value measurements as at 31 December 2014 categorised into		
		Level 1 $'000	Level 2 $'000	Level 3 $'000
Recurring fair value measurement				
Financial assets:				
Derivative financial instruments				
— Forward foreign exchange contracts	13,957	–	13,957	–
— Other derivative	17,523	–	17,523	–
Financial liabilities:				
Derivative financial instruments				
— Forward foreign exchange contracts	16,007	–	16,007	–

During the years ended 31 December 2014 and 2015, there were no transfers between Level 1 and Level 2, or transfers into or out of Level 3. The Group's policy is to recognise transfers between levels of fair value hierarchy as at the end of the reporting period in which they occur.

Valuation techniques and inputs used in Level 2 fair value measurements.

The fair value of forward exchange contracts in Level 2 is determined by discounting the contractual forward price and deducting the current spot rate. The discount rate used is derived from the relevant government yield curve as at the end of the reporting period plus an adequate constant credit spread.

(ii) Fair value of financial assets and liabilities carried at other than fair value

All financial instruments are carried at amounts not materially different from their fair values as at 31 December 2015 and 2014 except for the Senior Notes (see note 30).

	2015		2014	
	Carrying amount $'000	**Fair value $'000**	Carrying amount $'000	Fair value $'000
Senior Notes	**2,388,573**	**293,678**	2,364,347	959,814

37 OFFSETTING FINANCIAL ASSETS AND FINANCIAL LIABILITIES

The disclosures set out in the tables below include financial assets and financial liabilities that:

- are offset in the Group's consolidated statement of financial position; or
- are subject to an enforceable master netting arrangement or similar agreement that covers similar financial instruments, irrespective of whether they are offset in the consolidated statement of financial position.

The Group also entered into several loan and offsetting agreements with commercial banks in domestic China with an offset over the Group's restricted bank deposits and bank loans. Under such agreements, the Group has a legally enforceable right to set off the restricted bank deposits with the bank loans, and the Group and the commercial banks will settle the difference between the amount of the restricted bank deposits and the bank loans on a net basis.

(a) Financial assets subject to offsetting, enforceable master netting arrangements or similar agreements

	Gross amounts of recognised financial assets $'000	Gross amounts of recognised financial liabilities offset in the statement of financial position $'000	Net amounts of financial assets presented in the statement of financial position $'000
As at 31 December 2015			
Restricted bank deposits	**354,715**	**(354,715)**	**–**
As at 31 December 2014			
Restricted bank deposits	1,033,390	(1,023,066)	10,324

There are no financial instruments or financial collateral received in connection with the above offsetting arrangements.

(b) Financial liabilities subject to offsetting, enforceable master netting arrangements or similar agreements

	Gross amounts of recognised financial liabilities $'000	Gross amounts of recognised financial assets offset in the statement of financial position $'000	Net amounts of financial liabilities presented in the statement of financial position $'000
As at 31 December 2015			
Secured bank loans	**368,626**	**(354,715)**	**13,911**
As at 31 December 2014			
Secured bank loans	1,023,066	(1,023,066)	–

There are no financial instruments or financial collateral pledged in connection with the above offsetting arrangements.

37 OFFSETTING FINANCIAL ASSETS AND FINANCIAL LIABILITIES (CONTINUED)

The tables below reconcile the "net amounts of financial assets and financial liabilities presented in the statement of financial position", as set out above, to the "restricted bank deposits" and "secured bank loans" presented in the statement of financial position.

	At 31 December 2015 $'000	At 31 December 2014 $'000
Net amount of restricted bank deposits after offsetting as stated above	**–**	10,324
Restricted bank deposits not in scope of offsetting disclosure	**499,104**	945,753
Total restricted bank deposits	**499,104**	956,077

	At 31 December 2015 $'000	At 31 December 2014 $'000
Net amount of secured bank loans after offsetting as stated above	**13,911**	–
Secured bank loans not in scope of offsetting disclosure	**1,086,739**	1,191,889
Total secured bank loans	**1,100,650**	1,191,889

38 MATERIAL RELATED PARTY TRANSACTIONS

The Group had the following material related party transactions during the year.

(a) Key management personnel remuneration

Key management personnel are those persons holding positions with authority and responsibility for planning, directing and controlling the activities of the Group, directly or indirectly, including the Group's directors.

Remuneration for key management personnel, including amounts paid to the Company's directors as disclosed in note 10, and certain of the highest paid employees as disclosed in note 11, is as follows:

	2015 $'000	2014 $'000
Short-term employee benefits	**31,896**	51,138
Equity compensation benefits	**5,046**	7,559

The remuneration is included in "staff costs" (see note 8(b)).

(Expressed in Hong Kong dollars unless otherwise indicated)

38 MATERIAL RELATED PARTY TRANSACTIONS (CONTINUED)

(b) Material related party transactions

During the year, the Group entered into the following material related party transactions:

	2015 **$'000**	2014 $'000
Sales of products to a related party	**89,786**	735,326
Purchase of products from a related party	**61,341**	486,956
Rental expense for lease of properties from related parties	**6,876**	7,751

The directors of the Group is of the opinion that the above related party transactions were conducted on normal commercial terms and in accordance with the agreements governing such transactions.

(c) Related party balances

The outstanding balances arising from above transactions at consolidated statement of financial position are as follows:

	2015 **$'000**	2014 $'000
Amounts due from related parties	**–**	761
Amounts due to related parties	**383**	–

(d) Applicability of the Listing Rules relating to connected transactions

The related party transactions above constitute connected transactions or continuing connected transactions as defined in Chapter 14A of the Listing Rules. The disclosures required by Chapter 14A of the Listing Rules are provided in section headed "Directors' interests in contracts and continuing connected transactions" of the Directors' Report.

(Expressed in Hong Kong dollars unless otherwise indicated)

39 COMMITMENTS

(a) Capital commitments outstanding at 31 December 2015 not provided for in the financial statements are as follows:

	At 31 December 2015 $'000	At 31 December 2014 $'000
Contracted for	**–**	213,096

(b) At 31 December 2015, the total future minimum lease payments under non-cancellable operating leases are payable as follows:

	At 31 December 2015 $'000	At 31 December 2014 $'000
Within 1 year	**5,102**	11,090
After 1 year but within 5 years	**7,004**	3,235
	12,106	14,325

The Group leases buildings and others under operating leases. The leases typically run for an initial period of 1 to 3 years, with an option to renew when all terms are renegotiated. None of the leases includes contingent rentals.

40 CONTINGENT LIABILITIES — GUARANTEES

The Company's existing subsidiaries, other than those established/incorporated under the laws of the PRC, Winsway Coking Coal Holdings S.à.r.l., and 0925165 B.C. Ltd., have provided guarantees for the Senior Notes issued in April 2011 (see note 30).

The guarantees will be released upon the full and final payment and performance of all obligations of the Company under the Senior Notes.

(Expressed in Hong Kong dollars unless otherwise indicated)

41 COMPANY-LEVEL STATEMENT OF FINANCIAL POSITION

	Note	**2015 $'000**	2014 $'000
Non-current assets			
Property, plant and equipment, net		**–**	1
Interests in subsidiaries		**2,201,173**	2,717,046
Total non-current assets		**2,201,173**	2,717,047
Current assets			
Trade and other receivables		**1,639**	784
Cash and cash equivalents		**4,044**	5,552
Total current assets		**5,683**	6,336
Current liabilities			
Trade and other payables		1,410,548	1,332,342
Senior Notes	30	2,388,573	–
Income tax recoverable		(734)	(620)
Total current liabilities		3,798,387	1,331,722
Net current liabilities		**(3,792,704)**	(1,325,386)
Total assets less current liabilities		**(1,591,531)**	1,391,661
Non-current liabilities			
Senior Notes	30	–	2,364,347
Total non-current liabilities		–	2,364,347
NET LIABILITIES		(1,591,531)	(972,686)
CAPITAL AND RESERVES	35(a)		
Share capital		4,992,337	4,992,337
Reserves		(6,583,868)	(5,965,023)
TOTAL DEFICIT		(1,591,531)	(972,686)

(Expressed in Hong Kong dollars unless otherwise indicated)

42 IMMEDIATE AND ULTIMATE CONTROLLING PARTY

At 31 December 2015, the directors consider the immediate parent and ultimate controlling party of the Group to be Winsway Resources Holding Limited and Winsway Group Holdings Limited respectively. Winsway Resources Holding Limited and Winsway Group Holdings are incorporated in British Virgin Islands. These two entities do not produce financial statements available for public use.

43 NON-ADJUSTING EVENTS AFTER THE REPORTING PERIOD

Subsequent to the end of the reporting period, the outstanding principal and interest in respect of loan to Moveday on due as at 31 December 2015 was offset against the Group's payables on 22 January 2016. Further details are disclosed in note 23.

Subsequent to the end of the reporting period, all the outstanding options under the 2014 Share Option Scheme were cancelled by the Company as at 1 March 2016 in accordance with the terms of the 2014 Share Option Scheme. Further details are disclosed in note 32.

Subsequent to the end of the reporting period, Famous Speech Limited, Controlling Shareholder Group and the Company entered into an Underwriting Agreement on March 2016. Further details are disclosed in note 2.

(Expressed in Hong Kong dollars unless otherwise indicated)

44 POSSIBLE IMPACT OF AMENDMENTS, NEW STANDARDS AND INTERPRETATIONS ISSUED BUT NOT YET EFFECTIVE FOR THE YEAR ENDED 31 DECEMBER 2015

Up to the date of issue of these financial statements, the IASB has issued a few amendments and new standards which are not yet effective for the year ended 31 December 2015 and which have not been adopted in these financial statements. These include the following which may be relevant to the Group.

	Effective for accounting periods beginning on or after
Annual Improvements to IFRSs 2012–2014 Cycle	1 January 2016
IFRS 14, *Regulatory deferral accounts*	1 January 2016
Amendments to IFRS 11, *Accounting for acquisitions of interests in joint operations*	1 January 2016
Amendments to IAS 16 and IAS 38, *Clarification of acceptable methods of depreciation and amortisation*	1 January 2016
Amendments to IAS 16 and IAS 41, *Agriculture: Bearer plants*	1 January 2016
Amendments to IAS 27, *Equity method in separate financial statements*	1 January 2016
Amendments to IFRS 10, IFRS 12 and IAS 28, *Investment entities: Applying the consolidation exception*	1 January 2016
Amendments to IAS 1, *Disclosure initiative*	1 January 2016
Amendments to IAS 7, *Disclosure initiative*	1 January 2017
Amendments to IAS 12, *Income taxes — Recognition of deferred tax assets for unrealised losses*	1 January 2017
IFRS 15, *Revenue from contracts with customers*	1 January 2018
IFRS 9, *Financial instruments (2014)*	1 January 2018
IFRS 16, *Leases*	1 January 2019

The Group is in the process of making an assessment of what the impact of these amendments is expected to be in the period of initial application. So far it has concluded that the adoption of them is unlikely to have a significant impact on the consolidated financial statement.

I. UNAUDITED PRO FORMA STATEMENT OF ADJUSTED CONSOLIDATED NET TANGIBLE (LIABILITIES)/ASSETS

The following is the unaudited pro forma statement of adjusted consolidated net tangible (liabilities)/assets of the Group (the "**Unaudited Pro Forma Financial Information**") which has been prepared to illustrate the effect of the Rights Issue and Debt Restructuring on the unaudited consolidated net tangible (liabilities)/assets of the Group attributable to equity shareholders of the Company as if the Rights Issue and Debt Restructuring had been completed on 31 December 2015.

The Unaudited Pro Forma Financial Information is prepared based on the consolidated net liabilities of the Group attributable to equity shareholders of the Company as at 31 December 2015 as extracted from the 2015 Annual Report of the Company for the year ended 31 December 2015 and is adjusted for the effect of the Rights Issue and Debt Restructuring as if the Rights Issue and Debt Restructuring had been completed on 31 December 2015. A disclaimer of opinion was expressed in the auditor's report dated 22 April 2016 on the consolidated financial statements of the Group for the year ended 31 December 2015 included in the Company's 2015 Annual Report because of the potential interaction of the uncertainties related to going concern and their possible cumulative effect on the consolidated financial statements.

On 25 November 2015, the Company, certain of its subsidiaries and certain of the Bondholders entered into the Restructuring Support Agreement whereby such Bondholders have agreed, subject to certain terms and conditions, to support the Debt Restructuring to be implemented through the Scheme. The proposed Debt Restructuring will consist of a redemption of the outstanding Senior Notes and Interest Payments and all accrued, scheduled interest payments up to the date of the settlement at a discount, with Bondholders accepting a combination of the Cash Consideration; Scheme Shares, and CVRs. The Schemes are subject to the approval of a majority in number representing at least 75% in value of the Bondholders present and voting at the Scheme Meetings. In addition, the Schemes are subject to the approval from the Shareholders and the sanction by the BVI Court and the Hong Kong Court. The Cash Consideration as well as the Consent Fee and the success fee of Houlihan Lokey are expected to be funded by the proceeds of a possible Rights Issue to raise net proceeds of US$50 million.

Completion of the Debt Restructuring will be conditional on, amongst other things, completion of the Rights Issue and the receipt by the Company of the US$50 million from the Rights Issue, whereby three (3) Rights Shares will be issued for every one (1) Consolidated Share held on the Record Date at HK$0.69 per Rights Share. As the issue of the Scheme Shares would dilute the 75% shareholding of those taking up the Rights Shares, the issue of Anti-dilution Shares for no further consideration in the ratio of three (3) Anti-dilution Shares for each one (1) Rights Share subscribed is a mechanism to counter this dilutive effect as agreed in the Term Sheet annexed with the Restructuring Support Agreement.

In preparation for the issue of Scheme Shares, Rights Shares and Anti-dilution Shares, the Company shall conduct a Share Consolidation first. The proposed Share Consolidation on the basis that every 20 Existing Shares be consolidated to one (1) Consolidated Share, with fractional entitlements being disregarded, is to the drive the market price per Consolidated Share away from the base price extremity in anticipation of the issue of the Rights Shares, Anti-dilution Shares and Scheme Shares.

Further details of the Debt Restructuring are set out in the announcements of the Company dated 26 November 2015 and 13 March 2016 and Section 2 "Debt Restructuring with Bondholders" of the letter from the Board in this Prospectus.

The Unaudited Pro Forma Financial Information is prepared for illustrative purposes only, and because of its hypothetical nature, it may not give a true picture of the consolidated net tangible (liabilities)/assets of the Group attributable to equity shareholders of the Company immediately after completion of the Rights Issue and Debt Restructuring or any future date after completion of the Rights Issue and Debt Restructuring.

	Consolidated net tangible liabilities attributable to equity shareholders of the Company as at 31 December 2015 *(note 1)* *HK$'000*	**Estimated net proceeds from the Rights Issue** *(note 2)* *HK$'000*	**Estimated effect from the Debt Restructuring** *(note 3)* *HK$'000*	**Unaudited pro forma adjusted consolidated net tangible assets attributable to equity shareholders of the Company** *(note 6)* *HK$'000*
Net (liabilities)/assets attributable to equity shareholders of the Company	(1,595,617)	386,651	2,252,130	1,043,164
	HK$ *(Note 4)*			
Consolidated net tangible liabilities attributable to equity shareholders of the Company per share as at 31 December 2015	(0.42)			
				HK$ *(Note 5)*
Unaudited pro forma adjusted consolidated net tangible assets per share as at 31 December 2015				0.35

Note 1: The consolidated net tangible liabilities attributable to equity shareholders of the Company of approximately HK$1,595,617,000 as at 31 December 2015 is based on consolidated net liabilities attributable to equity shareholders of the Company of approximately HK$1,590,801,000 excluding consolidated intangible assets of HK$4,816,000 as extracted from the published 2015 Annual Report of the Company for the year ended 31 December 2015.

Note 2: The estimated net proceeds from the Rights Issue of approximately HK$386,651,000 are calculated based on 565,979,778 Rights Shares to be issued at the Subscription Price of HK$0.69 per Rights Share (on the basis of 188,659,926 Consolidated Shares after the Share Consolidation) as at the Latest Practicable Date and after deduction of estimated related expenses, including among others, professional fees, which are directly attributable to the Rights Issue, of approximately HK$3,875,000. As the issue of the Scheme Shares would dilute the 75% shareholding of those taking up the Rights Shares, the Anti-dilution Shares will be issued for no further consideration in the ratio of three (3) Anti-dilution Shares for each one (1) Rights Share subscribed, therefore the number of Anti-dilution Shares is 1,697,939,334.

Note 3: The proposed Debt Restructuring will consist of the redemption of the outstanding Senior Notes and all accrued but unpaid interest thereon up to the date of the settlement at a discount, with Bondholders accepting a combination of the Cash Consideration, the Scheme Shares and the CVRs in full settlement. The Scheme Shares would amount to 18.75% of the enlarged total issued Shares and the number of the Scheme Shares should be 565,979,778. This adjustment represents the effect of the Debt Restructuring taking into account the payment of the Consent Fee to the Consenting Bondholders, the success fee to Houlihan Lokey and the Cash Consideration:

	Approximately	
	US$'000	*HK$'000*
Settlement of the Consent Fee, the success fee to Houlihan Lokey and the Cash Consideration	(50,000)	(387,535)
Redemption of the outstanding Senior Notes as at 31 December 2015	308,175	2,388,573
Payment of outstanding interest payments as at 31 December 2015	32,396	251,092
Total	290,571	2,252,130

* For the purpose of estimated effect from the Debt Restructuring, the translation between US$ and HK$ was made at the exchange rate of US$1 to HK$7.7507, the exchange rate is quoted by OANDA prevailing on 31 December 2015. No representation is made that the US$ amounts have been, could have been or could be converted to HK$ at that rate or at any other rate.

Note 4: The consolidated net tangible liabilities attributable to equity shareholders of the Company per share as at 31 December 2015 is based on the consolidated net tangible liabilities attributable to the equity shareholders of the Company as at 31 December 2015 of approximately HK$1,595,617,000 divided by 3,773,198,693 ordinary shares of the Company in issue as at 31 December 2015.

Note 5: The unaudited pro forma adjusted consolidated net tangible assets per share as at 31 December 2015 after the completion of the Share Consolidation, Rights Issue and Debt Restructuring is determined based on the unaudited pro forma adjusted consolidated net tangible asset attributable to the equity shareholders of the Company of approximately HK$1,043,164,000 divided by 3,018,558,816 shares of the Company in issue after completion of the Share Consolidation, Rights Issue and Debt Restructuring as at 31 December 2015, which comprises of Consolidated Shares of 188,659,926 shares, Rights Shares of 565,979,778 shares, Anti-dilution Shares of 1,697,939,334 shares and Scheme Shares of 565,979,778 shares. For the calculation of the number of Shares please refer to note 2 and note 3 above.

Note 6: No adjustments have been made to the unaudited pro forma adjusted consolidated net tangible assets to reflect any trading results or other transactions of the Group entered into subsequent to 31 December 2015.

II. ACCOUNTANTS' REPORT ON UNAUDITED PRO FORMA STATEMENT OF ADJUSTED CONSOLIDATED NET TANGIBLE ASSETS

The following is the text of a report received from the reporting accountants, KPMG, Certified Public Accountants, Hong Kong, in respect of the Group's pro forma financial information for the purpose of incorporation in this Prospectus.

KPMG

8th Floor
Prince's Building
10 Chater Road Central
Hong Kong

31 May 2016

INDEPENDENT REPORTING ACCOUNTANTS' ASSURANCE REPORT ON THE COMPILATION OF PRO FORMA FINANCIAL INFORMATION

TO THE DIRECTORS OF WINSWAY ENTERPRISES HOLDINGS LIMITED

We have completed our assurance engagement to report on the compilation of pro forma financial information of Winsway Enterprises Holdings Limited (the "**Company**") and its subsidiaries (collectively the "**Group**") by the directors of the Company (the "**Directors**") for illustrative purposes only. The pro forma financial information consists of the unaudited pro forma statement of adjusted consolidated net tangible assets attributable to equity shareholders of the Company as at 31 December 2015 and related notes as set out in Part I of Appendix II to the prospectus dated 31 May 2016 (the "**Prospectus**") issued by the Company. The applicable criteria on the basis of which the Directors have compiled the pro forma financial information are described in Part I of Appendix II to the Prospectus.

The pro forma financial information has been compiled by the Directors to illustrate the impact of the proposed rights issue in the proportion of 3 rights shares and 9 anti-dilution shares for every 1 consolidated share held on the record date (the "**Proposed Rights Issue**") and the proposed debt restructuring with bondholders (the "**Proposed Debt Restructuring**") on the Group's financial position as at 31 December 2015 as if the Proposed Rights Issue and the Proposed Debt Restructuring had taken place at 31 December 2015. As part of this process, information about the Group's financial position as at 31 December 2015 has been extracted by the Directors from the consolidated financial statements of the Company for the year then ended, on which an audit report has been published.

Directors' Responsibilities for the Pro Forma Financial Information

The Directors are responsible for compiling the pro forma financial information in accordance with paragraph 4.29 of the Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited (the "**Listing Rules**") and with reference to Accounting Guideline 7 "Preparation of Pro Forma Financial Information for Inclusion in Investment Circulars" ("**AG 7**") issued by the Hong Kong Institute of Certified Public Accountants ("**HKICPA**").

Our Independence and Quality Control

We have complied with the independence and other ethical requirements of the Code of Ethics for Professional Accountants issued by the HKICPA, which is founded on fundamental principles of integrity, objectivity, professional competence and due care, confidentiality and professional behaviour.

The firm applies Hong Kong Standard on Quality Control 1 and accordingly maintains a comprehensive system of quality control including documented policies and procedures regarding compliance with ethical requirements, professional standards and applicable legal and regulatory requirements.

Reporting Accountants' Responsibilities

Our responsibility is to express an opinion, as required by paragraph 4.29(7) of the Listing Rules, on the pro forma financial information and to report our opinion to you. We do not accept any responsibility for any reports previously given by us on any financial information used in the compilation of the pro forma financial information beyond that owed to those to whom those reports were addressed by us at the dates of their issue.

We conducted our engagement in accordance with Hong Kong Standard on Assurance Engagements ("**HKSAE**") 3420 "Assurance Engagements to Report on the Compilation of Pro Forma Financial Information Included in a Prospectus" issued by the HKICPA. This standard requires that the reporting accountants plan and perform procedures to obtain reasonable assurance about whether the Directors have compiled the pro forma financial information in accordance with paragraph 4.29 of the Listing Rules, and with reference to AG 7 issued by the HKICPA.

For purpose of this engagement, we are not responsible for updating or reissuing any reports or opinions on any historical financial information used in compiling the pro forma financial information, nor have we, in the course of this engagement, performed an audit or review of the financial information used in compiling the pro forma financial information.

The purpose of pro forma financial information included in an investment circular is solely to illustrate the impact of a significant event or transaction on the unadjusted financial information of the Group as if the event had occurred or the transaction had been undertaken at

an earlier date selected for purposes of the illustration. Accordingly, we do not provide any assurance that the actual outcome of the events or transactions at 31 December 2015 would have been as presented.

A reasonable assurance engagement to report on whether the pro forma financial information has been properly compiled on the basis of the applicable criteria involves performing procedures to assess whether the applicable criteria used by the Directors in the compilation of the pro forma financial information provide a reasonable basis for presenting the significant effects directly attributable to the event or transaction, and to obtain sufficient appropriate evidence about whether:

- the related pro forma adjustments give appropriate effect to those criteria; and
- the pro forma financial information reflects the proper application of those adjustments to the unadjusted financial information.

The procedures selected depend on the reporting accountants' judgement, having regard to the reporting accountants' understanding of the nature of the Group, the event or transaction in respect of which the pro forma financial information has been compiled, and other relevant engagement circumstances.

The engagement also involves evaluating the overall presentation of the pro forma financial information.

We believe that the evidence we have obtained is sufficient and appropriate to provide a basis for our opinion.

Opinion

In our opinion:

(a) the pro forma financial information has been properly compiled on the basis stated;

(b) such basis is consistent with the accounting policies of the Group, and

(c) the adjustments are appropriate for the purposes of the pro forma financial information as disclosed pursuant to paragraph 4.29(1) of the Listing Rules.

KPMG
Certified Public Accountants
Hong Kong

SUMMARY OF THE CONSTITUTION OF THE COMPANY

1. Memorandum Of Association

The Memorandum of Association states, inter alia, that the liability of members of the Company is limited, that the objects for which the Company is established are unrestricted and the Company shall have full power and authority to carry out any object not prohibited by the Companies Act or any other law of the BVI.

1.1 Classes of Shares

The Company is authorised to issue ordinary shares. Pursuant to the Memorandum of Association, the maximum number of Shares that the Company is authorised to issue is 6,000,000,000 Shares with no par value.

The Memorandum of Association is available for inspection at the address specified in Appendix III in the section headed "Documents Available for Inspection".

2. Articles Of Association

The Articles of Association include provisions to the following effect:

2.1 Directors

(i) Power to allot and issue Shares

Subject to the provisions of the Companies Act and the Memorandum and Articles of Association, the unissued shares in the Company (whether forming part of its original or any increased number of shares the Company is authorised to issue) shall be at the disposal of the Directors, who may offer, allot, grant options over or otherwise dispose of them to such persons, at such times and for such consideration, and upon such terms, as the Directors shall determine.

Subject to the provisions of the Articles of Association and to any direction that may be given by the Company in general meeting and without prejudice to any special rights conferred on the holders of any existing shares or attaching to any class of shares, any share may be issued with or have attached thereto such preferred, deferred, qualified or other special rights or restrictions, whether in regard to dividend, voting, return applicable to shares or otherwise, and to such persons at such time and for such consideration as the Directors may determine. Subject to the Companies Act and to any special rights conferred on any members or attaching to any class of shares, any share may, with the sanction of a special resolution of members, be issued on terms that it is, or at the option of the Company or the holder thereof, liable to be redeemed.

(ii) Power to dispose of the assets of the Company or any subsidiary

The management of the business of the Company shall be vested in the Directors who, in addition to the powers and authorities by the Articles of Association expressly conferred upon them, may exercise all such powers and do all such acts and things as may be exercised or done or approved by the Company and are not by the Articles of Association or the Business Companies Act expressly directed or required to be exercised or done by the Company in general meeting.

(iii) Compensation or payment for loss of office

Payment to any Director or past Director of any sum by way of compensation for loss of office or as consideration for or in connection with his retirement from office (not being a payment to which the Director is contractually entitled) must first be approved by the Company in general meeting.

(iv) Loans to Directors

There are provisions in the Articles of Association prohibiting the making of loans to Directors and associates which are equivalent to the restrictions imposed by the Companies Ordinance.

(v) Financial assistance to purchase Shares

Subject to all applicable laws, the Company may give financial assistance to Directors and employees of the Company, its subsidiaries or any holding company or any subsidiary of such holding company in order that they may buy shares in the Company or any such subsidiary or holding company. Further, subject to all applicable laws, the Company may give financial assistance to a trustee for the acquisition of shares in the Company or shares in any such subsidiary or holding company to be held for the benefit of employees of the Company, its subsidiaries, any holding company of the Company or any subsidiary of any such holding company (including salaried Directors).

(vi) Disclosure of interest in contracts with the Company or any of its subsidiaries

No Director or proposed Director shall be disqualified by his office from contracting with the Company either as vendor, purchaser or otherwise nor shall any such contract or any contract or arrangement entered into by or on behalf of the Company with any person, company or partnership of or in which any Director shall be a member or otherwise interested be capable on that account of being avoided, nor shall any Director so contracting or being any member or so interested be liable to account to the Company for any profit so realised by any such contract or arrangement by reason only of such Director holding that office or the fiduciary relationship thereby established, provided that such Director shall, if his interest in such contract or arrangement is material, declare the nature of his interest at the earliest meeting of the board of Directors at which it is practicable for him to do so,

either specifically or by way of a general notice stating that, by reason of the facts specified in the notice, he is to be regarded as interested in any contracts of a specified description which may be made by the Company.

A Director shall not be entitled to vote on (nor shall he be counted in the quorum in relation to) any resolution of the Directors in respect of any contract or arrangement or any other proposal in which the Director or any of his associates has any material interest, and if he shall do so his vote shall not be counted (nor is he to be counted in the quorum for the resolution), but this prohibition shall not apply to any of the following matters, namely:

(a) the giving to such Director or any of his associates of any security or indemnity in respect of money lent or obligations incurred by him or any of them at the request of or for the benefit of the Company or any of its subsidiaries;

(b) the giving of any security or indemnity to a third party in respect of a debt or obligation of the Company or any of its subsidiaries for which the Director or any of his associates has himself/themselves assumed responsibility in whole or in part and whether alone or jointly under a guarantee or indemnity or by the giving of security;

(c) any proposal concerning an offer of shares, debentures or other securities of or by the Company or any other company which the Company may promote or be interested in for subscription or purchase where the Director or any of his associates is/are or is/are to be interested as a participant in the underwriting or sub-underwriting of the offer;

(d) any proposal concerning any other company in which the Director or any of his associates is/are interested only, whether directly or indirectly, as an officer, executive or shareholder or in which the Director or any of his associates is/are beneficially interested in shares of that company, provided that the Director and any of his associates, are not in aggregate beneficially interested in five per cent. or more of the issued shares of any class of such company (or of any third company through which his interest or that of any of his associates is derived) or of the voting rights;

(e) any proposal or arrangement concerning the benefit of employees of the Company or any of its subsidiaries including:

    (1) the adoption, modification or operation of any employees' share scheme or any share incentive scheme or share option scheme under which the Director or any of his associates may benefit;

    (2) the adoption, modification or operation of a pension or provident fund or retirement, death or disability benefits scheme which relates both to Directors, their associates and employees of the Company or any of

its subsidiaries and does not provide in respect of any Director or any of his associates as such any privilege or advantage not generally accorded to the class of persons to which such scheme or fund relates; and

(f) any contract or arrangement in which the Director or any of his associates is/are interested in the same manner as other holders of shares or debentures or other securities of the Company by virtue only of his/their interest in shares or debentures or other securities of the Company.

(vii) Remuneration

The Directors shall be entitled to receive by way of remuneration for their services such sum as shall from time to time be determined by the Directors, or the Company in general meeting or by the Directors, as the case may be, such sum (unless otherwise directed by the resolution by which it is determined) to be divided amongst the Directors in such proportions and in such manner as they may agree, or failing agreement, equally, except that in such event any Director holding office for less than the whole of the relevant period in respect of which the remuneration is paid shall only rank in such division in proportion to the time during such period for which he has held office. Such remuneration shall be in addition to any other remuneration to which a Director who holds any salaried employment or office in the Company may be entitled by reason of such employment or office.

The Directors shall also be entitled to be paid all expenses, including travel expenses, reasonably incurred by them in or in connection with the performance of their duties as Directors including their expenses of travelling to and from board meetings, committee meetings or general meetings or otherwise incurred whilst engaged on the business of the Company or in the discharge of their duties as Directors.

The Directors may grant special remuneration to any Director, who shall perform any special or extra services at the request of the Company. Such special remuneration may be made payable to such Director in addition to or in substitution for his ordinary remuneration as a Director, and may be made payable by way of salary, commission or participation in profits or otherwise as may be agreed.

The remuneration of an executive Director or a Director appointed to any other office in the management of the Company shall from time to time be fixed by the Directors and may be by way of salary, commission, or participation in profits or otherwise or by all or any of those modes and with such other benefits (including share option and/or pension and/or gratuity and/or other benefits on retirement) and allowances as the Directors may from time to time decide. Such remuneration shall be in addition to such remuneration as the recipient may be entitled to receive as a Director.

(viii) Retirement, appointment and removal

The Directors shall have power from time to time and at any time to appoint any person to be a Director either to fill a casual vacancy or as an addition to the existing Directors. Any Director so appointed shall hold office only until the next following annual general meeting of the Company and shall then be eligible for re-election at that meeting.

The Company may by resolution of members remove any Director (including a Managing Director or other executive Director) before the expiration of his period of office notwithstanding anything in the Articles of Association or in any agreement between the Company and such Director (but without prejudice to any claim for compensation or damages payable to him in respect of the termination of his appointment as Director or of any other appointment or office as a result of the termination of his appointment as Director). The Company may by resolution of members appoint another person in his place. Any Director so appointed shall hold office during such time only as the Director in whose place he is appointed would have held the same if he had not been removed. The Company may also by resolution of members elect any person to be a Director, either to fill a casual vacancy or as an addition to the existing Directors. Any Director so appointed shall hold office only until the next following annual general meeting of the Company and shall then be eligible for re-election. No person shall, unless recommended by the Directors, be eligible for election to the office of Director at any general meeting unless, during the period, which shall be at least seven days, commencing no earlier than the day after the despatch of the notice of the meeting appointed for such election and ending no later than seven days prior to the date of such meeting, there has been given to the Secretary of the Company notice in writing by a member of the Company (not being the person to be proposed) entitled to attend and vote at the meeting for which such notice is given of his intention to propose such person for election and also notice in writing signed by the person to be proposed of his willingness to be elected.

There is no shareholding qualification for Directors nor is there any specified age limit for Directors.

The office of a Director shall be vacated:

(a) if he resigns his office by notice in writing to the Company at its registered office or its principal office in Hong Kong;

(b) if an order is made by any competent court or official on the grounds that he is or may be suffering from mental disorder or is otherwise incapable of managing his affairs and the Directors resolve that his office be vacated;

(c) if, without leave, he is absent from meetings of the Directors (unless an alternate Director appointed by him attends) for 12 consecutive months, and the Directors resolve that his office be vacated;

(d) if he becomes bankrupt or has a receiving order made against him or suspends payment or compounds with his creditors generally;

(e) if he ceases to be or is prohibited from being a Director by law or by virtue of any provision in the Articles of Association;

(f) if he is removed from office by notice in writing served upon him signed by not less than three-fourths in number (or, if that is not a round number, the nearest lower round number) of the Directors (including himself) for the time being then in office; or

(g) if he shall be removed from office by a resolution of members of the Company under the Articles of Association.

At every annual general meeting of the Company one-third of the Directors for the time being, or, if their number is not three or a multiple of three, then the number nearest to, but not less than, one-third, shall retire from office by rotation provided that every Director (including those appointed for a specific term) shall be subject to retirement by rotation at least once every three years. A retiring Director shall retain office until the close of the meeting at which he retires and shall be eligible for re-election thereat. The Company at any annual general meeting at which any Directors retire may fill the vacated office by electing a like number of persons to be Directors.

(ix) Borrowing powers

The Directors may from time to time at their discretion exercise all the powers of the Company to raise or borrow or to secure the payment of any sum or sums of money for the purposes of the Company and to mortgage or charge its undertaking, property and assets (present and future) and uncalled amounts owing on the shares in the Company or any part thereof.

The rights of the Directors to exercise these powers may only be varied by a special resolution of members of the Company.

(x) Proceedings of the Board

The Directors may meet together for the despatch of business, adjourn and otherwise regulate their meetings and proceedings as they think fit in any part of the world and may determine the quorum necessary for the transaction of business. Unless otherwise determined, three Directors, of whom at least one must be an independent non- executive Director, shall be a quorum. Questions arising at any meeting shall be determined by a majority of votes. In the case of an equality of votes, the chairman of the meeting shall have a second or casting vote.

2.2 Alteration to constitutional documents

No alteration or amendment to the Memorandum or Articles may be made except by special resolution of members of the Company.

2.3 Variation of rights of existing shares or classes of shares

If at any time the authorised shares of the Company is divided into different classes of shares, all or any of the rights attached to any class of shares for the time being issued (unless otherwise provided for in the terms of issue of the shares of that class) may, subject to the provisions of the Companies Act be varied or abrogated either with the consent in writing of the holders of not less than three-fourths in nominal value of the issued shares of that class or with the sanction of a special resolution of members of the Company passed at a separate meeting of the holders of the shares of that class. To every such separate meeting all the provisions of the Articles of Association relating to general meetings shall mutatis mutandis apply, but so that the quorum for the purposes of any such separate meeting and of any adjournment thereof shall be a person or persons together holding (or representing by proxy or duly authorised representative) at the date of the relevant meeting not less than one-third in nominal value of the issued shares of that class.

The special rights conferred upon the holders of shares of any class shall not, unless otherwise expressly provided in the rights attaching to or the terms of issue of such shares, be deemed to be varied by the creation or issue of further shares ranking pari passu therewith.

2.4 Alteration to the number of shares the Company is authorised to issue

The members of the Company may from time to time by resolution of members increase the maximum number of shares that the Company is authorised to issue.

The Company may from time to time by resolution of members cancel any shares which at the date of the passing of the resolution of members of the Company have not been taken or agreed to be taken by any person, and diminish the maximum number of shares the Company is authorised to issue by the number of the shares so cancelled subject to the provisions of the Companies Act.

2.5 Special resolution — majority required

A "special resolution of members" is defined in the Articles to mean a resolution passed by a majority of not less than three-fourths of the votes of such members of the Company as, being entitled to do so, vote in person or, in the case of corporations, by their duly authorised representatives or, where proxies are allowed, by proxy at a general meeting of which not less than 21 days' notice specifying the intention to propose the resolution as a special resolution has been duly given and includes a special resolution approved in writing by all of the members of the Company entitled to vote at a general

meeting of the Company in one or more instruments each signed by one or more of such members, and the effective date of the special resolution so adopted shall be the date on which the instrument or the last of such instruments (if more than one) is executed.

In contrast, a "resolution of members" is defined in the Articles to mean a resolution passed by a simple majority of the votes of such members of the Company as, being entitled to do so, vote in person or, in the case of corporations, by their duly authorised representatives or, where proxies are allowed, by proxy at a general meeting held in accordance with the Articles and includes a resolution approved in writing by all the members of the Company aforesaid.

2.6 Voting rights

Subject to any special rights, privileges or restrictions as to voting for the time being attached to any class or classes of shares, at any general meeting on a poll every member present in person (or, in the case of a member being a corporation, by its duly authorised representative) or by proxy shall have one vote for each share registered in his name in the register of members of the Company.

Where any member of the Company is, under the Listing Rules, required to abstain from voting on any particular resolution or is restricted to voting only for or only against any particular resolution, any votes cast by or on behalf of such member in contravention of such requirement or restriction shall not be counted.

In the case of joint registered holders of any share, any one of such persons may vote at any meeting, either personally or by proxy, in respect of such share as if he were solely entitled thereto; but if more than one of such joint holders be present at any meeting personally or by proxy, that one of the said persons so present being the most or, as the case may be, the more senior shall alone be entitled to vote in respect of the relevant joint holding and, for this purpose, seniority shall be determined by reference to the order in which the names of the joint holders stand on the register in respect of the relevant joint holding.

A member of the Company in respect of whom an order has been made by any competent court or official on the grounds that he is or may be suffering from mental disorder or is otherwise incapable of managing his affairs may vote by any person authorised in such circumstances to do so and such person may vote by proxy.

Save as expressly provided in the Articles or as otherwise determined by the Directors, no person other than a member of the Company duly registered and who shall have paid all sums for the time being due from him payable to the Company in respect of his shares shall be entitled to be present or to vote (save as proxy for another member of the Company), or to be counted in a quorum, either personally or by proxy at any general meeting.

At any general meeting a resolution put to the vote of the meeting is to be decided by way of a poll.

If a recognised clearing house (or its nominee) is a member of the Company it may authorise such person or persons as it thinks fit to act as its proxy(ies) or representative(s) at any general meeting of the Company or at any general meeting of any class of members of the Company provided that, if more than one person is so authorised, the authorisation shall specify the number and class of shares in respect of which each such person is so authorised. A person authorised pursuant to this provision shall be entitled to exercise the same rights and powers on behalf of the recognised clearing house (or its nominee) which he represents as that recognized clearing house (or its nominee) could exercise as if it were an individual member of the Company holding the number and class of shares specified in such authorisation.

2.7 *Annual general meetings*

The Company shall in each year hold a general meeting as its annual general meeting in addition to any other general meeting in that year and shall specify the meeting as such in the notice calling it; and not more than 15 months (or such longer period as the Hong Kong Stock Exchange may authorise) shall elapse between the date of one annual general meeting of the Company and that of the next.

2.8 *Accounts and audit*

The Directors shall cause to be kept such books of account as are necessary to give a true and fair view of the state of the Company's affairs and to show and explain its transactions and otherwise in accordance with the Companies Act.

The Directors shall from time to time determine whether, and to what extent, and at what times and places and under what conditions, the accounts and books of the Company, or any of them, shall be open to the inspection of members of the Company (other than a Director) and no such member (not being a Director) shall have any right to inspect any accounts or books or documents of the Company except as conferred by the Companies Act or as authorised by a resolution of the Directors.

The Directors shall, commencing with the first annual general meeting, cause to be prepared and to be laid before the members of the Company at every annual general meeting a profit and loss account for the period, in the case of the first account, since the incorporation of the Company and, in any other case, since the preceding account, together with a balance sheet as at the date at which the profit and loss account is made up and a Director's report with respect to the profit or loss of the Company for the period covered by the profit and loss account and the state of the Company's affairs as at the end of such period, an auditor's report on such accounts and such other reports and accounts as may be required by law. Copies of those documents to be laid before the members of the Company at an annual general meeting shall not less than 21 days before the date of the meeting, be sent in the manner in which notices may be served by the Company as provided in the Articles of Association to every member of the Company and every holder of debentures of the Company provided that the Company shall not be required to send copies of those documents to any person of whose address the Company is not aware or to more than one of the joint holders of any shares or debentures.

The Company shall at any annual general meeting appoint an auditor or auditors of the Company who shall hold office until the next annual general meeting. The remuneration of the auditors shall be fixed by the Company at the annual general meeting at which they are appointed provided that in respect of any particular year the Company in general meeting may delegate the fixing of such remuneration to the Directors.

2.9 Notice of meetings and business to be conducted thereat

An annual general meeting and any extraordinary general meeting called for the passing of a special resolution of members shall be called by notice of not less than 21 days and any other extraordinary general meeting shall be called by not less than 14 days. The notice shall be inclusive of the day on which it is served or deemed to be served and of the day for which it is given, and shall specify the time, place and agenda of the meeting, particulars of the resolutions to be considered at the meeting and, in the case of special business, the general nature of that business. The notice convening an annual general meeting shall specify the meeting as such, and the notice convening a meeting to pass a special resolution of members shall specify the intention to propose the resolution as a special resolution of members. Notice of every general meeting shall be given to the auditors and all members of the Company (other than those who, under the provisions of the Articles of Association or the terms of issue of the shares they hold, are not entitled to receive such notice from the Company).

Notwithstanding that a meeting of the Company is called by shorter notice than that mentioned above, it shall be deemed to have been duly called if it is so agreed:

(i) in the case of a meeting called as an annual general meeting, by all members of the Company entitled to attend and vote thereat or their proxies; and

(ii) in the case of any other meeting, by a majority in number of the members having a right to attend and vote at the meeting, being a majority together holding not less than 95 per cent. in nominal value of the shares giving that right.

All business shall be deemed special that is transacted at an extraordinary general meeting and also all business shall be deemed special that is transacted at an annual general meeting with the exception of the following, which shall be deemed ordinary business:

(i) the declaration and sanctioning of dividends;

(ii) the consideration and adoption of the accounts and balance sheets and the reports of the Directors and the auditors and other documents required to be annexed to the balance sheet;

(iii) the election of Directors in place of those retiring;

(iv) the appointment of auditors;

(v) the fixing of, or the determining of the method of fixing of, the remuneration of the Directors and of the auditors;

(vi) the granting of any mandate or authority to the Directors to offer, allot, grant options over or otherwise dispose of the unissued shares of the Company representing not more than 20 per cent. (or such other percentage as may from time to time be specified in the Listing Rules) in nominal value of its then existing shares and the number of any securities repurchased pursuant to sub-paragraph (g) below; and

(vii) the granting of any mandate or authority to the Directors to repurchase securities of the Company.

2.10 Transfer of Shares

Transfers of shares may be effected by an instrument of transfer in the usual common form or in such other form as the Directors may approve which is consistent with the standard form of transfer as prescribed by the Hong Kong Stock Exchange.

The instrument of transfer shall be executed by or on behalf of the transferor and, unless the Directors otherwise determine, the transferee, and the transferor shall be deemed to remain the holder of the share until the name of the transferee is entered in the register of members of the Company in respect thereof. All instruments of transfer shall be retained by the Company.

The Directors may refuse to register any transfer of any share which is not fully paid up or on which the Company has a lien. The Directors may also decline to register any transfer of any shares unless:

(i) the instrument of transfer is lodged with the Company accompanied by the certificate for the shares to which it relates (which shall upon the registration of the transfer be cancelled) and such other evidence as the Directors may reasonably require to show the right of the transferor to make the transfer;

(ii) the instrument of transfer is in respect of only one class of shares;

(iii) the instrument of transfer is properly stamped (in circumstances where stamping is required);

(iv) in the case of a transfer to joint holders, the number of joint holders to whom the share is to be transferred does not exceed four;

(v) the shares concerned are free of any lien in favour of the Company; and

(vi) a fee of such maximum as the Hong Kong Stock Exchange may from time to time determine to be payable (or such lesser sum as the Directors may from time to time require) is paid to the Company in respect thereof.

If the Directors refuse to register a transfer of any share they shall, within two months after the date on which the instrument of transfer was lodged with the Company, send to each of the transferor and the transferee notice of such refusal.

The registration of transfers may, on 14 days' notice being given by advertisement published on the Hong Kong Stock Exchange's website or, subject to the Listing Rules, by electronic communication in the manner in which notices may be served by the Company by electronic means as provided in the Articles of Association or by advertisement published in the newspapers, be suspended and the register of members of the Company closed at such times for such periods as the Directors may from time to time determine, provided always that the registration of transfers shall not be suspended or the register closed for more than 30 days in any year (or such longer period as the members of the Company may by resolution of members determine provided that such period shall not be extended beyond 60 days in any year).

2.11 Power of the Company to purchase its own Shares

The Company is empowered by the Companies Act and the Articles of Association to purchase its own shares subject to certain restrictions and the Directors may only exercise this power on behalf of the Company subject to the authorisation of its members in general meeting as to the manner in which they do so and to any applicable requirements imposed from time to time by the Hong Kong Stock Exchange and the SFC.

The Directors shall not, unless permitted pursuant to the Companies Act, purchase any of the shares in the Company unless immediately after such purchase the value of the Company's assets exceeds its liabilities and the Company is able to pay its debts as they fall due.

2.12 Power of any subsidiary of the Company to own Shares

There are no provisions in the Articles of Association relating to the ownership of shares by a subsidiary.

2.13 Dividends and other methods of distributions

Subject to the Companies Act and Articles of Association, the Directors may, by resolution of directors, declare a dividend in any currency if they are satisfied, on reasonable grounds that, immediately after the payment of the dividend, the value of the Company's assets exceeds its liabilities and the Company is able to pay its debts as they fall due.

Unless and to the extent that the rights attached to any shares or the terms of issue thereof otherwise provide, all dividends shall (as regards any shares not fully paid throughout the period in respect of which the dividend is paid) be apportioned and paid pro rata according to the amounts paid up on the shares during any portion or portions of the period in respect of which the dividend is paid. For these purposes no amount paid up on a share in advance of calls shall be treated as paid up on the share.

The Directors may from time to time pay to the members of the Company such interim dividends as appear to the Directors to be justified by the profits of the Company. The Directors may also pay half-yearly or at other intervals to be selected by them at a fixed rate if they are of the opinion that the profits available for distribution justify the payment.

The Directors may retain any dividends or other moneys payable on or in respect of a share upon which the Company has a lien, and may apply the same in or towards satisfaction of the debts, liabilities or engagements in respect of which the lien exists. The Directors may also deduct from any dividend or other monies payable to any member of the Company all sums of money (if any) presently payable by him to the Company on account of calls, instalments or otherwise.

No dividend shall carry interest against the Company.

Whenever the Directors or the Company in general meeting have resolved that a dividend be paid or declared on the shares in the Company, the Directors may further resolve: (a) that such dividend be satisfied wholly or in part in the form of an allotment of shares credited as fully paid up on the basis that the shares so allotted are to be of the same class as the class already held by the allottee, provided that the members of the Company entitled thereto will be entitled to elect to receive such dividend (or part thereof) in cash in lieu of such allotment; or (b) that the members of the Company entitled to such dividend will be entitled to elect to receive an allotment of shares credited as fully paid up in lieu of the whole or such part of the dividend as the Directors may think fit on the basis that the shares so allotted are to be of the same class as the class already held by the allottee. The Company may upon the recommendation of the Directors by resolution of members resolve in respect of any one particular dividend of the Company that notwithstanding the foregoing a dividend may be satisfied wholly in the form of an allotment of shares credited as fully paid without offering any right to members of the Company to elect to receive such dividend in cash in lieu of such allotment.

Unless otherwise directed by the Directors, any dividend, interest or other sum payable in cash to a holder of shares may be paid by cheque or warrant sent through the post addressed to the registered address of the member of the Company entitled, or in the case of joint holders, to the registered address of the person whose name stands first in the register of members of the Company in respect of the joint holding or to such person and to such address as the holder or joint holders may in writing direct. Every cheque or warrant so sent shall be made payable to the order of the holder or, in the case of joint holders, to the order of the holder whose name stands first on the register of members of

the Company in respect of such shares, and shall be sent at his or their risk and the payment of any such cheque or warrant by the bank on which it is drawn shall operate as a good discharge to the Company in respect of the dividend and/or bonus represented thereby, notwithstanding that it may subsequently appear that the same has been stolen or that any endorsement thereon has been forged. The Company may cease sending such cheques for dividend entitlements or dividend warrants by post if such cheques or warrants have been left uncashed on two consecutive occasions. However, the Company may exercise its power to cease sending cheques for dividend entitlements or dividend warrants after the first occasion on which such a cheque or warrant is returned undelivered. Any one of two or more joint holders may give effectual receipts for any dividends or other moneys payable or property distributable in respect of the shares held by such joint holders.

Any dividend unclaimed for six years from the date of declaration of such dividend may be forfeited by the Directors and shall revert to the Company.

The Directors may, with the sanction of the resolution of members of the Company, direct that any dividend be satisfied wholly or in part by the distribution of specific assets of any kind, and in particular of paid up shares, debentures or warrants to subscribe securities of any other company, and where any difficulty arises in regard to such distribution the Directors may settle it as they think expedient, and in particular may disregard fractional entitlements, round the same up or down or provide that the same shall accrue to the benefit of the Company, and may fix the value for distribution of such specific assets and may determine that cash payments shall be made to any members of the Company upon the footing of the value so fixed in order to adjust the rights of all parties, and may vest any such specific assets in trustees as may seem expedient to the Directors.

2.14 Proxies

Any member of the Company entitled to attend and vote at a meeting of the Company shall be entitled to appoint another person who must be an individual as his proxy to attend and vote instead of him and a proxy so appointed shall have the same right as the member to speak at the meeting. A proxy need not be a member of the Company.

Instruments of proxy shall be in common form or in such other form that complies with the Listing Rules as the Directors may from time to time approve provided that it shall enable a member of the Company to instruct his proxy to vote in favour of or against (or in default of instructions or in the event of conflicting instructions, to exercise his discretion in respect of) each resolution to be proposed at the meeting to which the form of proxy relates. The instrument of proxy shall be deemed to confer authority to vote on any amendment of a resolution put to the meeting for which it is given as the proxy thinks fit. The instrument of proxy shall, unless the contrary is stated therein, be valid as well for any adjournment of the meeting as for the meeting to which it relates provided that the meeting was originally held within 12 months from such date.

The instrument appointing a proxy shall be in writing under the hand of the appointor or his attorney authorised in writing, or if the appointor is a corporation either under its seal or under the hand of an officer, attorney or other person authorised to sign the same.

The instrument appointing a proxy and (if required by the Directors) the power of attorney or other authority (if any) under which it is signed, or a notarially certified copy of such power or authority, shall be delivered at the registered office of the Company (or at such other place as may be specified in the notice convening the meeting or in any notice of any adjournment or, in either case, in any document sent therewith) not less than 48 hours before the time appointed for holding the meeting or adjourned meeting at which the person named in the instrument proposes to vote or, in the case of a poll taken subsequently to the date of a meeting or adjourned meeting, not less than 48 hours before the time appointed for the taking of the poll and in default the instrument of proxy shall not be treated as valid. No instrument appointing a proxy shall be valid after the expiration of 12 months from the date named in it as the date of its execution. Delivery of any instrument appointing a proxy shall not preclude a member of the Company from attending and voting in person at the meeting or poll concerned and, in such event, the instrument appointing a proxy shall be deemed to be revoked.

2.15 Calls on Shares and forfeiture of Shares

The Directors may from time to time make calls upon the members of the Company in respect of any moneys unpaid on their shares (whether on account of the nominal amount of the shares or by way of premium or otherwise) and not by the conditions of allotment thereof made payable at fixed times and each member of the Company shall (subject to the Company serving upon him at least 14 days' notice specifying the time and place of payment and to whom such payment shall be made) pay to the person at the time and place so specified the amount called on his shares. A call may be revoked or postponed as the Directors may determine. A person upon whom a call is made shall remain liable on such call notwithstanding the subsequent transfer of the shares in respect of which the call was made.

A call may be made payable either in one sum or by instalments and shall be deemed to have been made at the time when the resolution of the Directors authorising the call was passed. The joint holders of a share shall be jointly and severally liable to pay all calls and instalments due in respect of such share or other moneys due in respect thereof.

If a sum called in respect of a share shall not be paid before or on the day appointed for payment thereof, the person from whom the sum is due shall pay interest on the sum from the day appointed for payment thereof to the time of actual payment at such rate, not exceeding 15 per cent. per annum, as the Directors may determine, but the Directors shall be at liberty to waive payment of such interest wholly or in part.

If any call or instalment of a call remains unpaid on any share after the day appointed for payment thereof, the Directors may at any time during such time as any part thereof remains unpaid serve a notice on the holder of such shares requiring payment of so much of the call or instalment as is unpaid together with any interest which may be accrued and which may still accrue up to the date of actual payment.

The notice shall name a further day (not earlier than the expiration of 14 days from the date of service of the notice) on or before which, and the place where, the payment required by the notice is to be made, and shall state that in the event of non-payment at or before the time and at the place appointed, the shares in respect of which such call was made or instalment is unpaid will be liable to be forfeited.

If the requirements of such notice are not complied with, any share in respect of which such notice has been given may at any time thereafter, before payment of all calls or instalments and interest due in respect thereof has been made, be forfeited by a resolution of the Directors to that effect. Such forfeiture shall include all dividends and bonuses declared in respect of the forfeited shares and not actually paid before the forfeiture. A forfeited share shall be deemed to be the property of the Company and may be sold, re-allotted or otherwise disposed of.

A person whose shares have been forfeited shall cease to be a member of the Company in respect of the forfeited shares but shall, notwithstanding the forfeiture, remain liable to pay to the Company all moneys which at the date of forfeiture were payable by him to the Company in respect of the shares, together with (if the Directors shall in their discretion so require) interest thereon at such rate not exceeding 15 per cent. per annum as the Directors may prescribe from the date of forfeiture until payment, and the Directors may enforce payment thereof without being under any obligation to make any allowance for the value of the shares forfeited, at the date of forfeiture.

2.16 Inspection of register of members

The register of members of the Company shall be kept in such manner as to show at all times the members of the Company for the time being and the shares respectively held by them. The register may, on 14 days' notice being given by advertisement published on the Hong Kong Stock Exchange's website, or subject to the Listing Rules, by electronic communication in the manner in which notices may be served by the Company by electronic means as provided in the Articles of Association or by advertisement published in the newspapers be closed at such times and for such periods as the Directors may from time to time determine either generally or in respect of any class of shares, provided that the register shall not be closed for more than 30 days in any year (or such longer period as the members of the Company may by resolution of members determine provided that such period shall not be extended beyond 60 days in any year).

Any register of members held in Hong Kong shall during normal business hours (subject to such reasonable restrictions as the Directors may impose) be open to inspection by any member of the Company without charge and by any other person on payment of such fee not exceeding HK$2.50 (or such higher amount as may from time to time be permitted under the Listing Rules) as the Directors may determine for each inspection.

2.17 Quorum for meetings and separate class meetings

No business shall be transacted at any general meeting unless a quorum is present when the meeting proceeds to business, but the absence of a quorum shall not preclude the appointment, choice or election of a chairman which shall not be treated as part of the business of the meeting.

Two members of the Company present in person or by proxy shall be a quorum provided always that if the Company has only one member of record the quorum shall be that one member present in person or by proxy.

A corporation being a member of the Company shall be deemed for the purpose of the Articles of Association to be present in person if represented by its duly authorised representative being the person appointed by resolution of the directors or other governing body of such corporation or by power of attorney, authorise such person as it thinks fit to act as its representative at the relevant general meeting of the Company or at any relevant general meeting of any class of members of the Company.

The quorum for a separate general meeting of the holders of a separate class of shares of the Company is described in sub-paragraph 2.3 above.

2.18 Rights of minorities in relation to fraud or oppression

There are no provisions in the Articles of Association concerning the rights of minority shareholders in relation to fraud or oppression.

2.19 Procedure on liquidation

If the Company shall be wound up, and the assets available for distribution amongst the members of the Company as such shall be insufficient to repay the whole of the amounts paid up on the shares in the Company, such assets shall be distributed so that, as nearly as may be, the losses shall be borne by the members of the Company in proportion to the nominal value of such shares, or which ought to have been paid up, at the commencement of the winding up on the shares held by them respectively. And if in a winding up the assets available for distribution amongst the members of the Company shall be more than sufficient to repay the whole of the amounts paid up on the issued shares in the Company at the commencement of the winding up, the excess shall be distributed amongst the members of the Company in proportion to the nominal value of such shares at the commencement of the winding up on the shares held by them respectively. The foregoing is without prejudice to the rights of the holders of shares issued upon special terms and conditions.

If the Company shall be wound up, the liquidator may, with the authority of a special resolution of members of the Company and any other sanction required by the Companies Act, divide amongst the members of the Company in specie or kind the whole or any part of the assets of the Company (whether they shall consist of property of the same kind or not) and may, for such purpose, set such value as he deems fair upon any property to be divided as aforesaid and may determine how such division shall be carried out as between the members or different classes of members of the Company. The liquidator may, with the like authority or sanction, vest the whole or any part of such assets in trustees upon such trusts for the benefit of the members of the Company as the liquidator, with the like authority or sanction and subject to the Companies Act, shall think fit, but so that no member of the Company shall be compelled to accept any assets, shares or other securities in respect of which there is a liability.

2.20 Untraceable members

The Company shall be entitled to sell any shares of a member of the Company or the shares to which a person is entitled by virtue of transmission on death or bankruptcy or operation of law if: (i) all cheques or warrants, not being less than three in number, for any sums payable in cash to the holder of such shares have remained uncashed for a period of 12 years; (ii) the Company has not during that time or before the expiry of the three month period referred to in (iv) below received any indication of the whereabouts or existence of the member or person entitled to such shares by death, bankruptcy or operation of law; (iii) during the 12 year period, at least three dividends in respect of the shares in question have become payable and no dividend during that period has been claimed by the member; and (iv) upon expiry of the 12 year period, the Company has caused an advertisement to be published in the newspapers or subject to the Listing Rules, by electronic communication in the manner in which notices may be served by the Company by electronic means as provided in the Articles of Association, giving notice of its intention to sell such shares and a period of three months has elapsed since such advertisement and the Hong Kong Stock Exchange has been notified of such intention. The net proceeds of any such sale shall belong to the Company and upon receipt by the Company of such net proceeds it shall become indebted to the former member for an amount equal to such net proceeds.

SUMMARY OF THE BVI COMPANY LAW AND TAXATION

3. Introduction

The Companies Act is derived, to a large extent, from English corporate legislation, although there are significant differences between the Companies Act and English corporate legislation. Set out below is a summary of certain provisions of the Companies Act, although this summary does not purport to be a complete review of all matters of corporate law and taxation which may differ from equivalent provisions in jurisdictions with which interested parties may be more familiar.

4. Incorporation

The Company was incorporated in the BVI as a BVI Business Company on 17 September 2007 under the Companies Act. The Company is required to pay an annual fee to the Registrar of Corporate Affairs in the BVI which is based on the number of shares the Company is authorised to issue.

5. Shares

One of the major features of the Companies Act is that the concept of share capital has been abolished for companies such as the Company who do not choose to have value shares.

Instead, a company limited by, or otherwise authorised to issue shares, can now simply state in its memorandum of association the maximum number and classes of shares that the company is authorised to issue. Companies may also divide their shares (including those shares already in issue) into a larger number of shares or combine them into a smaller number of shares in the same class or series, provided that the maximum number of shares the company is permitted to issue is not exceeded. On any such division or combination of shares the aggregate par value (if any) of the new shares must be equal to the aggregate par value of the original shares.

The directors of a company can, at their discretion, issue shares in registered or bearer form (although in order to issue bearer shares there must be an express authorisation in the memorandum of association and such bearer shares must be held by an approved custodian) for such consideration and on such terms as they may determine.

Shares can be issued for consideration in any form, provided such consideration is not less than par value where the share is a par value share.

If so authorised by its memorandum of association, a company can issue more than one class of shares and, if so, the memorandum of association must also specify the rights, privileges, restrictions and conditions which attach to each class.

The Companies Act provides that companies may issue redeemable shares, shares with no rights, limited rights or preferential rights to share in distributions, or shares with no or special or limited or conditional voting rights. They may also, subject to their memorandum of association and articles of association, issue bonus shares, partly or nil paid shares, and fractional shares.

The Companies Act provides that a company may purchase, redeem or otherwise acquire its own shares, either in accordance with the procedure set out in the Companies Act, or any other procedure as provided for in the memorandum of association and articles of association of the company.

Under the provisions in the Companies Act, the directors may make an offer for the company to purchase, redeem or otherwise acquire shares in the company provided that the offer is either (a) to all shareholders and would, if successful, leave the relative voting and distribution rights unaffected, or (b) to one or more shareholders and consented to in writing by all shareholders, or is otherwise permitted by the memorandum of association or articles of association. Where the offer is to one or more shareholders, the directors must pass a resolution to the effect that in their opinion the purchase, redemption or other acquisition would benefit the remaining shareholders, and the proposed offer is fair and reasonable to the company and the remaining shareholders.

Where an acquisition by a company of its own shares would be treated as a distribution, the conditions imposed on distributions (detailed in paragraph 5 below) must be met. The purchase, redemption or other acquisition by a company of its own shares is not deemed to be a distribution where it is effected pursuant to, inter alia, a right of a shareholder to have his shares redeemed or exchanged for money or other property of the company or where the share is redeemable at the option of the company.

6. Financial Assistance

There is no statutory restriction in the BVI on the provision of financial assistance by a company for the purchase of, or subscription for, its own or its holding company's shares. Accordingly, a company may provide financial assistance if the directors of the company consider, in discharging their duties of due care, skill and diligence that they are acting in good faith, for a proper purpose and in the interests of the company, that such assistance can be given.

7. Dividends and distributions

The directors of a company may only declare a distribution by the company if they are satisfied, on reasonable grounds, that the company will, immediately after the distribution, satisfy the solvency test set out in section 57(1) of the Companies Act. A company satisfies the solvency test if the value of its assets exceeds its liabilities and it is able to pay its debts as they fall due.

8. Shareholders' Remedies

The Companies Act has introduced a series of remedies available to shareholders. Where a company engages in activity which breaches the Companies Act or the company's memorandum of association and articles of association, the court can issue a restraining or compliance order. Shareholders can also bring derivative, personal and representative actions under certain circumstances. The traditional English basis for shareholders' remedies has also been incorporated into the Companies Act-where a shareholder of a company considers that the affairs of the company have been, are being or are likely to be conducted in a manner likely to be oppressive, unfairly discriminating or unfairly prejudicial to him, he may apply to the court for an order on such conduct.

9. Mergers and Consolidations

Under the Companies Act two or more companies, each a "constituent company", may merge or consolidate.

A merger involves merging two or more companies into one of the constituent companies that will remain as the surviving company and a consolidation involves two or more companies consolidating into a new company. Subject to the memorandum of association and articles of association of the company a merger or consolidation must be authorised by a resolution of shareholders of every class of shares entitled to vote on the merger.

There are differing procedures depending on the type of merger that is taking place. Under the Companies Act a merger may occur between any of the following:

(i) Two or more companies incorporated under the Companies Act;

(ii) One or more companies incorporated under the Companies Act and one or more companies incorporated under the laws of a jurisdiction outside the BVI where the BVI company is the surviving entity;

(iii) One or more companies incorporated under the Companies Act and one or more companies incorporated under the laws of a jurisdiction outside the BVI where the foreign company is the surviving entity;

(iv) A parent company and one or more of its subsidiaries where the companies are incorporated under the Companies Act;

(v) A parent company and one or more of its subsidiaries where one or more of the companies are incorporated under the Companies Act, one or more are incorporated under the laws of a jurisdiction outside the BVI and where the BVI company is the surviving company; or

(vi) A parent company and one or more if its subsidiaries where one or more of the companies are incorporated under the Companies Act, one or more are incorporated under the laws of a jurisdiction outside the BVI and where the foreign company is the surviving entity.

Under the Companies Act, a shareholder of a company is entitled to payment of the fair value of his shares upon dissenting from:

(vii) A merger, if the company is a constituent company, unless the company is the surviving company and the shareholder continues to hold the same or similar shares;

(viii)A consolidation, if the company is a constituent company.

The Companies Act sets out the procedure that must be followed in effecting dissenters' rights. Ultimately, if the company and the dissenter fail to agree on the price to be paid for the shares owned by the dissenter, then the statutory procedure provides that the fair value of the shares owned by the dissenter is fixed by three appraisers.

10. Redemption of minority shares

Under the Companies Act and subject to the memorandum of association or articles of association of a company, shareholders of a company holding 90 per cent of the votes of the outstanding shares entitled to vote; and shareholders of a company holding 90 per cent of the votes of the outstanding shares of each class of shares entitled to vote as a class, may give a written instruction to the company directing it to redeem the shares held by the remaining shareholders. Upon receiving this direction, the company must redeem the shares it has been directed to redeem and must give written notice to each shareholder stating the redemption price and the manner by which the redemption will be effected.

The shareholders having their shares compulsorily redeemed are entitled to receive fair value for their shares and may dissent from the compulsory redemption. The Companies Act sets out the procedure that must be followed in effecting dissenters' rights. Ultimately, if the company and the dissenter fail to agree on the price to be paid for the shares owned by the dissenter, then the statutory procedure provides that the fair value of the shares owned by the dissenter is fixed by three appraisers.

11. Disposal of assets

Under the Companies Act and subject to the memorandum of association or articles of association of a company, any sale, transfer, lease, exchange or other disposition, other than a mortgage, charge or other encumbrance or the enforcement thereof, of more than 50 per cent in value of the assets of the company, if not made in the usual or regular course of the business carried on by the company, requires the approval of the shareholders.

The Companies Act sets out the procedure that must be followed in relation to effecting such a disposal.

12. Accounting and auditing requirements

The Companies Act requires that a company shall cause to be kept proper books of account that (a) are sufficient to show and explain the company's transactions; and (b) will, at any time, enable the financial position of the company to be determined with reasonable accuracy.

13. Register of shareholders

A BVI Business Company may, subject to the provisions of its articles of association, maintain its principal register of members and any branch registers at such locations, whether within or outside of the BVI, as its directors may, from time to time, think fit. However either the register of members or a copy of the register of members of the BVI Business Company has to be kept at the office of its registered agent in the BVI.

There is no mandatory requirement under the Companies Act for a company to make any filings of shareholder information to the Registrar of Corporate Affairs in the BVI. The names and addresses of the shareholders are, accordingly, not a matter of public record and are not available for public inspection.

14. Inspection of books and records

Subject to the Companies Act, a shareholder of a company will have general right under the Companies Act to inspect or obtain copies of the register of members, the register of directors and minutes of meetings and resolutions of members and of those classes of members of which he is a member. However, subject to the company's memorandum of association and articles of association, the directors may, if they are satisfied that it would be contrary to the company's interests to allow a shareholder to inspect any document (or part of a document) refuse to permit the shareholder to inspect the document or limit the inspection of the document, including limiting the making of copies or the taking of extracts from the records.

15. Special resolutions

The Companies Act does not define "special resolution". However a company's memorandum of association and articles of association may make provisions for varying threshold levels of votes required to pass a resolution and require that certain matters may only be approved if passed by a certain percentage of votes.

16. Subsidiary owning shares in parent

The Companies Act does not prohibit a BVI company acquiring and holding shares in its parent company. The directors of any subsidiary making such acquisition must discharge their duties of care and to act honestly and in good faith and in what the director believes to be in the best interests of the company.

Under the Companies Act:

(i) a director of a company that is a wholly-owned subsidiary may, when exercising powers or performing duties as a director, if expressly permitted to do so by the memorandum of association and articles of association of the company, act in a manner which he believes is in the best interests of that company's holding company even though it may not be in the best interests of the company.

(ii) a director of a company that is a subsidiary, but not a wholly-owned subsidiary, may, when exercising powers or performing duties as a director, if expressly permitted to do so by the memorandum of association or articles of association of the company and with the prior agreement of the shareholders, other than its holding company, act in a manner which he believes is in the best interests of that company's holding company even though it may not be in the best interests of the company.

(iii) a director of a company that is carrying out a joint venture between the shareholders may, when exercising powers or performing duties as a director in connection with the carrying out of the joint venture, if expressly permitted to do so by the memorandum of association or articles of association of the company, act in a manner which he believes is in the best interests of a shareholder or shareholders, even though it may not be in the best interests of the company.

17. Indemnification

BVI law in general does not limit the extent to which a company's articles of association may provide for indemnification of officers and directors, subject to the conditions set out in the Companies Act (e.g. the officer or director has acted honestly and in good faith and in what he believed to be in the best interests of the company and, in the case of criminal proceedings, that officer or director had no reasonable cause to believe that his conduct was unlawful).

18. Liquidation

A company is placed in liquidation either by an order of the court or by a resolution of directors or shareholders. A liquidator is appointed whose duties are to collect the assets of the company (including the amount (if any) due from the contributories (shareholders)), settle the list of creditors and discharge the company's liability to them, rateably if insufficient assets exist to discharge the liabilities in full, and to settle the list of contributories and divide the surplus assets (if any) amongst them in accordance with the rights attaching to the shares.

19. Stamp duty on transfers

No stamp duty is payable in the BVI on transfers of shares of companies incorporated or registered under the Companies Act.

20. Taxation

Companies incorporated or registered under the Companies Act are currently exempt from income and corporate tax in the BVI. In addition, the BVI currently does not levy capital gains tax on companies incorporated or registered under the Companies Act.

21. Exchange control

There are no exchange control regulations or currency restrictions in the BVI.

22. General

Maples and Calder the Company's legal advisers on the BVI law, have sent to the Company a letter of advice summarising aspects of the BVI company law. This letter, together with a copy of the Companies Act, is available for inspection as referred to in the section headed "Documents available for inspection" in Appendix III. Any person wishing to have a detailed summary of the BVI company law or advice on the differences between it and the laws of any jurisdiction with which he/she is more familiar is recommended to seek independent legal advice.

1. RESPONSIBILITY STATEMENT

This Prospectus, for which the Directors collectively and individually accept full responsibility, includes particulars given in compliance with the Listing Rules for the purpose of giving information with regard to the Group. The Directors, having made all reasonable enquiries, confirm that to the best of their knowledge and belief, the information contained in this Prospectus is accurate and complete in all material respects and not misleading or deceptive, and there are no other matters the omission of which would make any statement herein or this Prospectus misleading.

This Prospectus includes particulars given in compliance with the Takeovers Code for the purpose of giving information with regard to the Group. The Directors jointly and severally accept full responsibility for the accuracy of the information contained in this Prospectus (other than information relating to the Controlling Shareholder Group, Famous Speech and parties acting in concert with any of them) and confirm, having made all reasonable inquiries, that to the best of their knowledge, opinions expressed (other than those expressed by the Controlling Shareholder Group, Famous Speech and parties acting in concert with any of them) in this Prospectus have been arrived at after due and careful consideration, and there are no other facts not contained in this Prospectus, the omission of which would make any statement in this Prospectus misleading.

The information in relation to the Controlling Shareholder Group, Famous Speech and parties acting in concert with any of them contained in this Prospectus has been supplied by Mr. Wang (and as director of each of the companies in the Controlling Shareholder Group), and Amy Wang, a director of Famous Speech, respectively. Mr. Wang and Amy Wang accept full responsibility for the accuracy of the information relating to the Controlling Shareholder Group, Famous Speech and parties acting in concert with any of them contained in this Prospectus and confirm, having made all reasonable inquiries, that to the best of their knowledge, opinions expressed by the Controlling Shareholder Group, Famous Speech and parties acting in concert with any of them in this Prospectus have been arrived at after due and careful consideration, and there are no other facts not contained in this Prospectus, the omission of which would make any statement in this Prospectus misleading.

2. SHARE CAPITAL

As at the Latest Practicable Date, the Company is authorised to issue a maximum of 6,000,000,000 ordinary shares of one class with no par value.

The total issued shares of the Company (i) as at the Latest Practicable Date; (ii) immediately before completion of the Rights Issue (assuming no further issue of new Shares or repurchase of Shares on or before the Record Date); and (iii) immediately after completion of the Rights Issue (assuming no further issue of new Shares or repurchase of Shares on or before the Record Date) were and will be as follows:

(a) **As at the Latest Practicable Date 188,659,926 consolidated Shares in issue**

(b) **Immediately before completion of the Rights Issue (assuming no further issue of new Shares or repurchase of Shares on or before the Record Date)**

Authorised:

6,000,000,000 ordinary shares without par value

Issued and fully-paid or credited as fully-paid:

188,659,926 Consolidated Shares (subject to the treatment of fractional Consolidated Shares) without par value

(c) **Immediately after the completion of the Rights Issue and the issue of Scheme Shares and Anti-dilution Shares (assuming no further issue of new Shares or repurchase of Shares on or before the Record Date)**

Authorised:

6,000,000,000 ordinary shares without par value

Issued and fully-paid or credited as fully-paid:

188,659,926 Consolidated Shares (subject to the treatment of fractional Consolidated Shares) without par value

565,979,778 Rights Shares to be allotted and issued

565,979,778 Scheme Shares to be allotted and issued

1,697,939,334 Anti-dilution Shares to be allotted and issued

Total number of Consolidated Shares in issue immediately after the Final Distribution Date

3,018,558,816 Consolidated Shares

All the Rights Shares to be issued will rank pari passu in all respects with each other, including, in particular, as to dividends, voting rights and capital, and once issued and fully paid, with all the Shares in issue as at the date of allotment and issue of the Rights Shares.

The Company has applied to the Listing Committee for the listing of and permission to deal in, the Consolidated Shares and was granted the listing approval for the Consolidated Shares. The Company has also applied to the Listing Committee for the listing of and permission to deal in, the Rights Shares in both their nil-paid and fully-paid forms, the Scheme Shares and the Anti-dilution Shares. Except for the Senior Notes listed on the Singapore Exchange Securities Trading Limited and traded over the counter and not on-exchange (which are expected to be delisted after the completion of the Restructuring), no part of the shares or any other securities of the Company is listed or dealt in on any stock exchange other than the Stock Exchange and no application is being made or is currently proposed or sought for the Shares or Rights Shares or any other securities of the Company to be listed or dealt in on any other stock exchange. As at the Latest Practicable Date, there were no arrangements under which future dividends are waived or agreed to be waived. As at the Latest Practicable Date, the Company has no outstanding convertible securities, options or warrants and there was no capital of any member of the Group which is under option, or agreed conditionally or unconditionally to be put under option.

As at the Latest Practicable Date, no share or loan capital of the Company or any member of the Group had been put under option or agreed conditionally or unconditionally to be put under option and no warrant or conversion right affecting the Shares has been issued or granted or agreed conditionally, or unconditionally to be issued or granted, except for the Rights Shares, the Scheme Shares, the Anti-dilution Shares and the CVR Shares.

3. MARKET PRICE

The table below shows the closing price per Share as quoted by the Stock Exchange (i) on the last day on which trading took place in each of the six calendar months during the period commencing six months preceding 26 November 2015 (i.e. the date of the first announcement in respect of the transactions contemplated hereunder) and ending on the Latest Practicable Date; (ii) 28 August 2015, being the Last Trading Day; and (iii) as at the Latest Practicable Date:

Date	Closing Price per Old Share *(HK$)*
27 February 2015	0.420
31 March 2015	0.234
30 April 2015	0.270
26 May 2015	0.310
29 May 2015	0.305
30 June 2015	0.280
31 July 2015	0.227
28 August 2015	0.145
31 August 2015	Suspended
30 September 2015	Suspended
31 October 2015	Suspended
25 November 2015	Suspended
30 November 2015	Suspended
31 December 2015	Suspended
31 January 2016	Suspended
29 February 2016	Suspended
11 March 2016	Suspended
14 March 2016	0.315
31 March 2016	0.200
29 April 2016	0.323
18 May 2016	0.265
19 May 2016	1.290#
Latest Practicable Date	0.920#

Note#: Being the closing price per Consolidated Share

The highest and lowest closing prices per Old Share recorded on the Stock Exchange during the period commencing 6 months preceding 26 November 2015 and ending on the Latest Practicable Date are HK$0.773 on 5 May 2016 and HK$0.173 on 25 April 2016.

The highest and lowest closing prices per Consolidated Share recorded on the Stock Exchange during the period commencing from the effective date of the Share Consolidation (being 18 May 2016) and ending on the Latest Practicable Date are HK$1.290 on 19 May 2016 and HK$0.920 on the Latest Practicable Date.

4. INTERESTS OF DIRECTORS

(i) Interests in the Shares, underlying Shares and debentures of the Company and its associated corporations

(a) Directors' and Chief Executive's Interests and Short Positions in Shares, Underlying Shares and Debentures

As of the Latest Practicable Date, the interests and short positions of the Directors and chief executive of the Company in the Consolidated Shares and underlying Consolidated Shares and debentures of the Company or its associated corporations (within the meaning of Part XV of the SFO) which (a) were required to be notified to the Company and the Stock Exchange pursuant to Divisions 7 and 8 of Part XV of the SFO (including interests and short positions which they were taken or deemed to have under such provisions of the SFO) or (b) were required, pursuant to section 352 of the SFO, to be entered in the register referred to therein or (c) were required, pursuant to the Model Code, to be notified to the Company and the Stock Exchange, were as follows:

Name of Directors	Name of corporation	Name of interest	Aggregate number of Consolidated Shares or underlying Consolidated Shares	Approximate percentage of interest in the corporation[1]
James Downing	The Company	Personal interest	16,450	0.01%
George Jay Hambro	The Company	Personal interest	28,650	0.02%

Note 1: The percentage shareholding of the Company is calculated on the basis of 188,659,926 Consolidated Shares in issue as at the Latest Practicable Date.

Save as disclosed above, as at the Latest Practicable Date, so far as is known to any Directors or chief executive of the Company, none of the Directors or chief executive of the Company had any interests or short positions in the Consolidated Shares or underlying Consolidated Shares or debentures of the Company or its associated corporations (within the meaning of Part XV of the SFO) which (a) were required to be notified to the Company and the Stock Exchange pursuant to Divisions 7 and 8 of Part XV of the SFO (including interests and short positions which they were taken or deemed to have under such provisions of the SFO) or (b) were required, pursuant to section 352 of the SFO, to be entered in the register referred to therein or (c) were required, pursuant to the Model Code, to be notified to the Company and the Stock Exchange.

(b) Share Options

Restricted Share Unit Scheme

Under the restricted share unit scheme ("**RSU Scheme**") adopted by the Company on 11 June 2012, the Company may grant restricted share unit awards ("**RSU Awards**") to directors (including executive directors, non-executive directors and independent non-executive directors), officers and full-time employees of the Company or any of its subsidiaries. An RSU Award gives a participant in the RSU Scheme a conditional right when the RSU Award vests to obtain either Shares (existing Shares in issue or new Shares to be issued by the Company) or an equivalent value in cash with reference to the value of the Shares on or about the date of vesting, as determined by the Board in its absolute discretion. The Board may determine the vesting criteria, conditions and the time when the RSU Awards will vest.

The purposes of the RSU Scheme are to retain and motivate its participants to make contributions to the long term growth and profits of the Company with a view to achieving the objective of increasing the value of the Group and to promote a greater alignment of interests between the participants and the shareholders of the Company. The Board will select participants to receive RSU Awards under the RSU scheme at its discretion. During the period from 1 January 2015 up to the Latest Practicable Date, no RSU Awards were granted by the Company under the RSU Scheme.

2014 Share Option Scheme

The Company adopted a share option scheme (the "**2014 Share Option Scheme**") at the annual general meeting of the Company held on 6 June 2014. The purpose of the 2014 Share Option Scheme is to reward persons who have contributed to the Group and to encourage such persons to work towards enhancing the value of the Company. The eligible participants of the 2014 Share Option Scheme include Directors (including executive Directors, non-executive Directors and independent non-executive Directors) and employees of the Group. The 2014 Share Option Scheme, unless otherwise terminated or amended, will remain in force for a period of 5 years from 6 June 2014. A summary of the movements of the outstanding options granted under the 2014

Share Option Scheme from 1 January 2015 up to the Latest Practicable Date were as follows:

Grantee	Options granted as at 1 January 2015	Options granted during the period	Options exercised during the period	Options lapsed/ cancelled during the period*	Options held as of the Latest Practicable Date
Directors					
Cao Xinyi	9,000,000	—	—	9,000,000	—
Zhu Hongchan	13,000,000	—	—	13,000,000	—
Wang Yaxu	9,000,000	—	—	9,000,000	—
Feng Yi	1,500,000	—	—	1,500,000	—
Others	—				
Employees	78,900,000	—	—	78,900,000	—
Total	111,400,000	—	—	111,400,000	—

**Note:* As of 1 March 2016, the Company agreed with holders of 73,100,000 outstanding (and unexercised) share options, being all the outstanding options as at 1 March 2016, to cancel their share options with immediate effect. For further details, please refer to the Company's announcement dated 1 March 2016.

Save as disclosed above, as at the Latest Practicable Date, the Company, its holding companies or any of its subsidiaries or fellow subsidiaries, was not a party to any arrangements to enable the Directors to acquire benefits by means of the acquisition of Consolidated Shares in, or debentures of, the Company or any other body corporate.

(2) Interests in assets

As at the Latest Practicable Date, none of the Directors had any interest, direct or indirect, in any assets which had been, since 31 December 2015, being the date to which the latest published audited financial statements of the Group were made up, acquired or disposed of by or leased to any member of the Group or are proposed to be acquired or disposed of by or leased to any member of the Group.

(3) Interests in contracts

As at the Latest Practicable Date, there was no contract or arrangement entered into by any member of the Group subsisting, in which any of the Directors was materially interested and which was significant in relation to the business of the Group as a whole.

(4) Interests in competing business

As at the Latest Practicable Date, so far as the Directors are aware of, none of the Directors and their respective close associates had an interest in any business which competed or was likely to compete, either directly or indirectly, with the business of the Group that needs to be disclosed pursuant to Rule 8.10 of the Listing Rules.

(5) Directors' service contracts

Each of the executive Directors has entered into a service contract with the Company for a term set out as follows:

Director	Date of Service Contract	Expiry Date
Cao Xinyi	28 October 2015	27 October 2018
Zhu Hong Chan	7 September 2013	5 September 2016
Wang Yaxu	28 October 2015	27 October 2018
Feng Yi	16 November 2015	31 December 2016

The non-executive Director has entered into a letter of appointment with the Company for a term set out as follows:

Director	Date of Service Contract	Expiry Date
Lu Chuan	6 September 2013	5 September 2016

Each of the independent non-executive Directors has entered into a letter of appointment with the Company for a term set out as follows:

Director	Date of Service Contract	Expiry Date
James Downing	18 June 2013	31 May 2016 (extended further to 31 May 2017)[Note 1]
Ng Yuk Keung	11 October 2013	31 May 2016 (extended further to 31 May 2017)[Note 2]
Wang Wenfu	11 October 2013	31 May 2016 (extended further to 31 May 2017)[Note 2]
George Jay Hambro	20 August 2013	31 May 2016 (extended further to 31 May 2017)[Note 2]

Note 1: James Downing, one of the independent non-executive Directors, has subsequently entered into a letter of appointment with the Company on 22 May 2016 for a term from 1 June 2016 to 31 May 2017.

Note 2: Ng Yuk Keung, Wang Wenfu and George Jay Hambro, being the independent non-executive Directors, have subsequently entered into a letter of appointment with the Company respectively on 23 May 2016 for a term from 1 June 2016 to 31 May 2017.

Directors' service agreements entered into within 6 months before 26 November 2015

The Company entered into a service contract with Mr. Wang Yaxu with effect from 28 October 2015 and ending on 27 October 2018. Mr. Wang Yaxu will hold office until the next following annual general meeting of the Company after his

appointment and he will be subject to re-election at that meeting and thereafter in accordance with the Articles. Mr. Wang Yaxu will be entitled to receive a total sum of RMB1.61 million per annum as a package for all his positions in the Company.

The Company entered into a service contract with Mr. Feng Yi commencing from 16 November 2015 and ending on 31 December 2016. Mr. Feng Yi will hold office until the next following annual general meeting of the Company after his appointment and he will be subject to re-election at that meeting and thereafter in accordance with the Articles. Mr. Feng Yi is entitled to receive a total sum of approximately RMB0.86 million per annum as a package for all his positions in the Company.

The Company entered into a service contract with Ms. Cao Xinyi commencing from 28 October 2015 and ending on 27 October 2018. Ms. Cao Xinyi will hold office until the next following annual general meeting of the Company after her appointment and she will be subject to re-election at that meeting and thereafter in accordance with the Articles. Ms. Cao Xinyi is entitled to receive a total sum of RMB2.3 million per annum as a package for all her positions in the Company.

The remuneration of the executive directors Mr. Wang Yaxu, Mr. Feng Yi and Ms. Cao Xinyi does not include any discretionary bonus or variable component.

Save as disclosed above, there are no other service agreements entered into with the Company or any of its subsidiaries or associated companies in force of the Directors:

(i) which (including both continuous and fixed term contracts) have been entered into or amended within 6 months before 26 November 2015;

(ii) which are continuous contracts with a notice period of 12 months or more; or

(iii) which are fixed term contracts with more than 12 months to run irrespective of the notice period.

(6) Other Interests

During the period from the six (6) months prior to 26 November 2015 and until the Latest Practicable Date:

(a) there was no benefit to be given to any Director as compensation for loss of office or otherwise in connection with the Rights Issue and transactions contemplated under the Underwriting Agreement, the Whitewash Waiver and/or the Special Deal.

(b) there was no agreement or arrangement between any Director and any other person which is conditional on or dependent upon the outcome of Rights Issue and transactions contemplated under the Underwriting Agreement, the Whitewash Waiver and/or the Special Deal; and

(c) there was no any material contract entered into by the Controlling Shareholder Group and/or Famous Speech in which any Director has a material personal interest.

5. INTERESTS OF SUBSTANTIAL SHAREHOLDERS

(1) Interests of substantial Shareholders

As of the Latest Practicable Date, Shareholders who had interests or short positions in the Consolidated Shares or underlying Consolidated Shares which would fall to be disclosed to the Company under the provisions of Divisions 2 and 3 of Part XV of the SFO, or which were recorded in the register required to be kept by the Company under Section 336 of the SFO were as follows:

Name of Shareholder	Name of Corporation	Nature of interest	Aggregate number of Consolidated Shares	Approximate percentage of interest in the corporation[7]
Mr. Wang[1][4]	The Company	Interest of controlled corporation	75,912,505	40.24%
Winsway Group[2]	The Company	Interest of controlled corporation	75,912,505	40.24%
Great Start[3]	The Company	Interest of controlled corporation	10,405,321	5.52%
Winsway International[4]	The Company	Beneficial owner	10,405,321	5.52%
Winsway Resources[4]	The Company	Beneficial owner	65,507,184	34.72%
Poly Legend International Limited[4][5]	The Company	Person having a security interest in shares	19,500,000	10.34%
Yang Peilin[5]	The Company	Interest of controlled corporation	19,500,000	10.34%
Zhuhai Chengzhi Tong Development Co., Ltd.[6]	The Company	Beneficial owner	15,845,000	8.40%
Su Songqing[6]	The Company	Nominee for another person (other than a bare trustee)	15,845,000	8.40%
Shanxi Coal International Energy Group Xinyuan Trading Co., Ltd.[4]	The Company	Person having a security interest in shares	56,409,320	29.90%

Notes:

(1) Mr. Wang indirectly holds the entire issued share capital of Winsway International and Winsway Resources and is deemed to be interested in the 10,405,321 Consolidated Shares and 65,507,184 Consolidated Shares held by Winsway International and Winsway Resources, respectively.

(2) Winsway Group indirectly holds the entire issued share capital of Winsway International and directly holds the entire issued share capital of Winsway Resources and is deemed to be interested in the 10,405,321 Consolidated Shares and 65,507,184 Consolidated Shares held by Winsway International and Winsway Resources, respectively. Mr. Wang is the sole director of Winsway Group.

(3) Great Start holds the entire issued share capital of Winsway International and is deemed to be interested in the 10,405,321 Consolidated Shares held by Winsway International. Mr. Wang is the sole director of Great Start.

(4) On 15 July 2014, Mr. Wang pledged 208,106,421 Old Shares and 920,079,989 Old Shares respectively, being 10,405,321 and 46,003,999 Consolidated Shares, respectively (together the "**July Pledged Shares**") through his indirectly wholly owned companies Winsway International and Winsway Resources in favour of Shanxi Coal International Energy Group Xinyuan Trading Co., Ltd, an independent third party of the Company which is a state-owned enterprise in the PRC, as security for the performance of certain contractual obligation of a company indirectly owned by Mr. Wang. On 30 September 2014, Mr. Wang further pledged 390,000,000 Old Shares being 19,500,000 Consolidated Shares (the "**September Pledged Shares**") through his indirectly wholly owned company Winsway Resources in favour of Poly Legend International Limited, an independent third party of the Company, under a bona fide commercial agreement. The July Pledged Shares and September Pledged Shares, following the Share Consolidation, represent approximately 29.90% and 10.34% of the Consolidated Shares in issue as at the Latest Practicable Date, respectively. For further details, please refer to the announcement of the Company dated 15 July 2014 and 30 September 2014, respectively.

(5) Yang Peilin controls 90% of Poly Legend International Limited and is deemed to be interested in 19,500,000 Consolidated Shares that were pledged by Mr. Wang in favour of Poly Legend International Limited.

(6) On 27 March 2015, Mr. Wang pledged 316,900,000 Old Shares, being 15,845,000 Consolidated Shares, through his indirectly wholly owned company Winsway Resources in favour of Zhuhai Chengzhi Tong Development Co., Ltd. (the "**March 2015 Pledge**"), an independent third party of the Company, as security for the performance of certain contractual obligation of Beijing Winsway Investment Co., Ltd., a company indirectly owned by Mr. Wang, under a bona fide commercial agreement. On 2 June 2015, the pledgee exercised its rights under the March 2015 Pledge and the underlying Old Shares have been transferred. For further details, please refer to the Company's announcements dated 29 March 2015 and 3 June 2015.

(7) The percentage shareholding of the Company is calculated on the basis of 188,659,926 Consolidated Shares in issue as at the Latest Practicable Date.

Save as disclosed above, as of the Latest Practicable Date, the Company had not been notified by any persons (other than the Directors or chief executives of the Company) who had interests or short positions representing 10% or more of the issued share capital of the Company which would fall to be disclosed to the Company under the provisions of Divisions 2 and 3 of Part XV of the SFO, or which were recorded in the register required to be kept by the Company under Section 336 of the SFO.

(2) Other disclosure of interests

Save as disclosed in this Prospectus, during the period from the six (6) months prior to 26 November 2015 and until the Latest Practicable Date:

(a) none of the Company nor any of the Directors had any interest in the shares or convertible securities, warrants, options or derivatives in respect of the Shares and shares issued by the Controlling Shareholder Group and/or Famous Speech;

(b) no shares or convertible securities, warrants, options or derivatives in respect of the Shares and shares issued by the Controlling Shareholder Group and/or Famous Speech was owned or controlled by a subsidiary of the Company or by a pension fund (if any) of any member of the Group or by an adviser to the Company as specified in class (2) of the definition of "associate" under the Takeovers Code;

(c) no arrangement of the kind referred to in Note 8 to Rule 22 of the Takeovers Code exists between a person who owned or controlled any shares or convertible securities, warrants, options or derivatives in respect of the Shares and shares issued by the Controlling Shareholder Group and/or Famous Speech and the Company or any person who is an associate of the Company by virtue of classes (1), (2), (3) and (4) of the definition of "associate" under the Takeovers Code;

(d) no shares or convertible securities, warrants, options or derivatives in respect of the Shares and shares issued by the Controlling Shareholder Group and/or Famous Speech was managed on a discretionary basis by any fund managers connected with the Company;

(e) none of the Company or the Directors had borrowed or lent any shares or convertible securities, warrants, options or derivatives in respect of the Shares and shares issued by the Controlling Shareholder Group and/or Famous Speech; and

(f) none of any member of the Group or the Directors has dealt for value in the Rights Shares.

6. LITIGATION

As at the Latest Practicable Date, there were no litigations or claims of material importance, known to the Directors, pending or threatened against any member of the Group.

7. MATERIAL CONTRACTS

The following contracts (not being contracts entered into in the ordinary course of business) were entered into by members of the Group within two years immediately preceding 26 November 2015 and up to and including the Latest Practicable Date and were or might be material:

(i) the bridge loan agreement dated 6 September 2014 entered into between Grande Cache Coal LP ("**GCC LP**"), 0925165 B.C. Ltd. (the "**Seller**") (an indirect wholly-owned subsidiary of the Company), Up Energy Development Group Limited (the "**Purchaser Guarantor**") and Marubeni Coal Canada Ltd. (the "**Marubeni Seller**") in relation to a bridge loan facility in the amount of US$10,000,000 (the "**Bridge Loan Agreement**");

(ii) the sale and purchase agreement dated 14 November 2014, entered into between the Seller (an indirect wholly-owned subsidiary of the Company), Up Energy Resources Company Limited (the "**Purchaser**") and the Purchaser Guarantor in relation to the disposal of a 42.74% interest in Grande Cache Coal Corporation ("**GCC**") and GCC LP (the "**Sale and Purchase Agreement**") at consideration of US$1.00;

(iii) the GCC interim support agreement dated 17 December 2014 by the Purchaser, Marubeni Seller, GCC, GCC LP, the Purchaser Guarantor and the Seller (an indirect wholly-owned subsidiary of the Company) entered into which constitutes the management services agreement as referred to in the Sale and Purchase Agreement, as supplemented by letter agreements among the same parties dated 24 December 2014 and 12 May 2015, respectively, in respect of the Purchaser providing management services to GCC at any time prior to completion as referred to in the Sale and Purchase Agreement;

(iv) the amended and restated bridge loan agreement entered into by the Purchaser, the Purchaser Guarantor, GCC, GCC LP, the Marubeni Seller and the Seller (an indirect wholly-owned subsidiary of the Company) on 17 December 2014, in relation to the term loan in the amount of US$40,000,000 in addition to the loan under the Bridge Loan Agreement, as supplemented by letter agreements among the same parties dated 24 December 2014 and 12 May 2015, respectively, amending and restating the Bridge Loan Agreement as amended by the an amendment agreement dated 2 December 2014 entered into between the parties to the Bridge Loan Agreement;

(v) the amended and restated limited partnership agreement dated 2 September 2015 entered into between GCC, Up Energy (Canada) Limited and the Seller (an indirect wholly-owned subsidiary of the Company) in relation to GCC LP;

(vi) the amended and restated unanimous shareholder agreement of GCC dated 2 September 2015 entered into between UP Energy (Canada) Limited (formerly known as Up Energy Resources Company Limited), the Seller (an indirect wholly-owned subsidiary of the Company) and GCC in relation to, among other things, rights and obligations of the shares in GCC and the management and control of GCC (the "**Unanimous Shareholder Agreement**");

(vii) the buy-back right agreement dated 2 September 2015 entered into between the Company, Up Energy (Canada) Limited (formerly known as Up Energy Resources Company Limited) and the Purchaser Guarantor which Up Energy (Canada) Limited grants a buy-back right in favour of the Company (or its wholly-owned affiliate) to purchase up to a 16.86% partnership interest in GCC LP and a 16.86% equity interest in GCC, the price for the underlying interest shall be the actual aggregate amount injected into GCC LP by Up Energy (Canada) Limited after completion of the Sale and Purchase Agreement until the date of completion of the buy-back (including investment, advance payments and shareholder loans), in respect of such underlying interest (as a fraction of the total partnership interest of Up Energy (Canada) Limited), plus interest;

(viii) the settlement side letter dated 2 September 2015 entered into between the Seller (an indirect wholly-owned subsidiary of the Company), the Purchaser, GCC and GCC LP in relation to the adjustment to the ownership of GCC and GCC LP made in accordance with the parties' respective obligation to make capital contribution under the Unanimous Shareholder Agreement dated on the even date in relation to GCC, pursuant to which GCC is indirectly held as to 14.69% by the Company and as to 85.31% by the Purchaser Guarantor and GCC LP is indirectly held as to 14.685% by the Company and as to 85.305% by the Purchaser Guarantor;

(ix) the Restructuring Support Agreement dated 25 November 2015 entered into between the Company, the Consenting Bondholders and the Subsidiary Guarantors in relation to the standstill and compromise of the outstanding Senior Notes and their settlement, of which approximately US$309,310,000 in principal amount remains outstanding as at the date of the Restructuring Support Agreement;

(x) the irrevocable undertaking letter dated 25 November 2015 given by Mr. Wang in favour of the Company and Deutsche Bank Trust Company Americas (the "**Trustee**"), for the benefit of the Bondholders, in relation to, amongst other things, accept the Rights Shares provisionally allotted to him under the Rights Issue, and underwrite the Rights Shares provisionally allotted to but not subscribed by other existing Shareholders, at the Subscription Price to raise approximately US$50 million (approximately HK$387.5 million);

(xi) the Underwriting Agreement dated 11 March 2016 entered into between the Company, Mr. Wang, the Controlling Shareholder Group and Famous Speech in relation to the underwriting arrangement in respect of the Rights Issue to raise approximately US$50 million (approximately HK$387.5 million);

(xii) the irrevocable undertaking letter dated 11 March 2016 given by Famous Speech in favour of the Company and the Trustee, for the benefit of the Bondholder, in relation to, amongst other things, Famous Speech to take up the Controlling Shareholder Group's assured entitlements under the Rights Issue as Underwritten Shares and to underwrite the Rights Issue on the terms of the Underwriting Agreement to raise approximately US$50 million (approximately HK$387.5 million); and

(xiii) the Supplemental Irrevocable Undertaking dated 11 March 2016 given by Mr. Wang in favour of the Company and the Trustee, for the benefit of the Bondholders, in relation to, among other things, Mr. Wang's further undertaking that he will not, and will procure the Controlling Shareholder Group will not, take up the entitlements of Rights Shares under the Rights Issue.

8. EXPERTS AND CONSENTS

(a) The following are the qualifications of the experts who have given opinions, letters or advice which are contained in this Prospectus:

Name	Qualification
KPMG	Certified Public Accountants
Maples and Calder	Legal advisers on BVI law

(b) Each of the above experts and the Company's financial advisors, UBS AG Hong Kong Branch and AlixPartners Services UK LLP, has given, and has not withdrawn, its written consent to the issue of this Prospectus with the inclusion of and references to its name and/or opinion in the form and context in which it is included.

(c) As at the Latest Practicable Date, none of the above experts had any interest, direct or indirect, in any assets which had been, since 31 December 2015, being the date to which the latest published audited financial statements of the Group were made up, acquired or disposed of by or leased to any member of the Group or are proposed to be acquired or disposed of by or leased to any member of the Group.

(d) As at the Latest Practicable Date, none of the above experts had any shareholding in any member of the Group and any right, whether legally enforceable or not, to subscribe for or to nominate persons to subscribe for securities in any member of the Group.

9. CORPORATE INFORMATION

Registered Office	Akara Bldg. 24 De Castro Street Wickhams Cay 1 Road Town, Tortola British Virgin Islands
Head office and principal place of business in Hong Kong	Suites 2104-05 Hutchison House 10 Harcourt Road Hong Kong
Authorised Representatives	Cao Xinyi Wang Yaxu
Company Secretary	Cao Xinyi
Auditor/Reporting Accountants	KPMG Certified Public Accountant 8th Floor, Prince's Building 10 Chater Road Central, Hong Kong
Principal Bankers	China Minsheng Bank (Hong Kong Branch) Agriculture Bank of China (Hong Kong Branch)
The Underwriter	Famous Speech OMC Chambers Wickhams Cay 1 Road Town, Tortola British Virgin Islands
Branch Share Registrar and Transfer Office	Computershare Hong Kong Investor Services Limited Shops 1712–1716, 17th Floor Hopewell Centre 183 Queen's Road East Wanchai, Hong Kong
Financial Adviser	UBS AG Hong Kong Branch 50/F Two International Finance Centre 8 Finance Street Central, Hong Kong

Legal Advisers to the Company

As to Hong Kong law (other than the Schemes)
Reed Smith Richards Butler
20th Floor, Alexandra House
18 Chater Road
Central, Hong Kong

As to Hong Kong law (in relation to the Schemes)
Stephenson Harwood
18th Floor, United Centre
95 Queensway
Hong Kong

As to BVI law (other than the Schemes)
Maples and Calder
53rd Floor, The Center
99 Queen's Road
Central, Hong Kong

As to BVI law (in relation to the Schemes)
Walkers
Suites 1401-1507, Alexandra House
18 Chater Road
Central, Hong Kong

10. PARTICULARS OF DIRECTORS

Executive Directors

Cao Xinyi (曹欣怡), aged 33, is an executive Director, the chief executive officer and the company secretary of the Company. Ms. Cao joined the Company in 2009. She has long-term experience in the business and operations of the Company, and she has been closely involved with the financial affairs of the Company and has a great deal of experience in respect of investors' relationship since joining the Company. Before joining the Company in 2009, Ms. Cao worked at PricewaterhouseCoopers from 2005 to 2009. Ms. Cao is also a director of 19 subsidiaries of the Company, namely (1) Inner Mongolia Haotong Energy Joint Stock Co., Ltd. (內蒙古浩通能源股份有限公司), (2) Beijing Winsway Investment Management Co., Ltd. (北京永暉投資管理有限公司), (3) Beijing Shacong E-commerce Co., Ltd. (北京沙聰電子商務有限公司), (4) Cheer Top Enterprises Limited, (5) Color Future International Limited, (6) Royce Petrochemicals Limited, (7) King Resources Holdings Limited, (8) Reach Goal Management Ltd, (9) Lucky Colour Limited, (10) Eternal International Logistics Limited, (11) Million Super Star Limited, (12) Winsway International Development (HK) Ltd, (13) Winsway Coking Coal Logistics Co., Limited, (14) Lush Power Management Limited, (15) Wisdom Elite Inc. Limited, (16) Standard Rich Inc Limited, (17) Rise Deal Enterprises Limited, (18) Great Trend Enterprises Limited and (19) Emporio Ray Investments Limited. She graduated from the City University of Hong Kong with a bachelor's degree in Business Administration in 2005. Ms. Cao is a member of the Hong Kong Institute of Certified Public Accountants.

Zhu Hongchan (朱紅嬋), aged 41, is an executive Director and a Vice President of our Company. Ms. Zhu was appointed as a Director on 18 June 2010. She joined Winsway Group in 1995 and has worked in the Chemical Trading and Sales departments of our parent group where she accumulated extensive experience in the value-adding operations of energy resources and commodities, and which has enabled Ms. Zhu to successfully lead and manage the sales team of our Group in implementing our Group's sales and future growth strategies. Ms. Zhu became a Vice President of our Group in October 2008 and is responsible for the management of the procurement of coal and sales activities. Ms. Zhu is the director of certain subsidiaries of the Company, namely Winsway Resources (HK) Holdings Limited, Legend York Star Limited and E-Steel Holdings Pte. Ltd., respectively. Ms. Zhu graduated from the Beijing University of Chemical Technology in 1995 with a bachelor's degree in Management Engineering and a degree Executive Master of Business Administration ("**EMBA**") from Beijing Jiaotong University in 2011.

Wang Yaxu (王雅旭), aged 44, is an executive Director and a Vice President for fixed asset management and internal administration of the Group. Mr. Wang Yaxu joined the Group in 1995, where he was mainly responsible for financial management. He then became an employee of the Company in 2007 upon the Company's establishment and is responsible for the accounting and the financial management of the Group. He is also a director of the Company's subsidiary, namely Ejina Qi Ruyi Winsway Energy Co., Ltd. (額濟納旗如意永暉能源有限公司), Chairman of Supervisor Committee of Inner Mongolia Haotong Energy Joint Stock Co., Ltd. (內蒙古浩通能源股份有限公司), and a supervisor

of Yingkou Haotong Mining Co., Ltd. (營口浩通礦業有限公司), Urad Zhongqi Yiteng Mining Co., Ltd. (烏拉特中旗毅騰礦業有限責任公司), Urad Zhongqi Tengshengda Energy Co., Ltd. (烏拉特中旗騰盛達能源有限責任公司), Bayannur Hutie Ruyi Logistics Co., Ltd. (巴彥淖爾市呼鐵如意物流有限公司), Ejina Qi Haotong Energy Co., Ltd. (額濟納旗浩通能源有限公司), Manzhouli Haotong Energy Co., Ltd. (滿洲里浩通能源有限公司), Baotou-city Haotong Energy Co., Ltd. (包頭市浩通能源有限責任公司), Ulanqab Haotong Energy Co., Ltd. (烏蘭察布市浩通能源有限責任公司), Erlian Winsway Mining Co., Ltd. (二連永暉礦業有限公司), Erlian Junrong Winsway Mining Co., Ltd. (二連均榮礦業有限公司), Erlianhaote Haotong Energy Co., Ltd. (二連浩特浩通能源有限公司), Nantong Million Super Star Coking Coal Co., Ltd. (南通萬之星焦煤有限公司), Nantong Haotong Energy Co., Ltd. (南通浩通能源有限公司), Beijing Shacong E-Commerce Inc. Ltd. (北京沙聰電子商務有限公司) and Longkou Winsway Energy Co., Ltd. (龍口市永暉能源有限公司), Nantong Winsway Mining Investment Co., Ltd. (南通永暉礦業投資有限公司), Suzhou Wisdom Elite Energy Co., Ltd. (蘇州智暉智業能源有限公司) and Shanghai Richway Energy Co., Ltd. (上海富多達能源有限公司). He studied industrial management and engineering at and graduated from Beijing University of Chemical Technology in 1995, and graduated with a degree in Executive Master of Business Administration from Beijing Jiaotong University in 2011.

Feng Yi (馮奕), aged 45, is an executive Director and a Vice President of the Company. Mr. Feng joined the Company in July 2013 and was mainly responsible for the Company's capital and bank financing related works. He is also a director of Inner Mongolia Haotong Energy Joint Stock Co., Ltd. (內蒙古浩通能源股份有限公司). Prior to joining the Company, Mr. Feng worked for Bank of China, Qinhuangdao Branch as the general manager of corporate banking department from 2003 to 2013 and held other positions in departments of the Bank of China, Qinhuangdao Branch from 1991 to 2003. Mr. Feng graduated from Central University of Finance and Economics with a bachelor's degree in international finance in 1991.

Non-executive Director

Lu Chuan (呂川), aged 46, was re-appointed as a non-executive Director on 7 September, 2013. He has extensive experience in business administration, finance and investment. He previously worked in Nonfemet Finance Shenzhen Corporation Ltd. for a number of years and is currently working in Silver Grant, a company listed on the main board of the Stock Exchange (Stock Code: 171), as Assistant General Manager and is mainly responsible for its operations relating to financial asset investments. He also acted as a non-executive director of China Ground Source Energy Industry Group Limited (Stock Code: 8128), a company listed on the Growth Enterprise Market of the Stock Exchange from September 2008 to March 2009. Mr. Lu graduated from Wuhan University of Technology with a bachelor's degree in Nautical Mechanical Engineering in 1991 and from Huazhong University of Science and Technology with a master's degree and a doctorate degree both in Management Science and Engineering Studies in 1997 and 2006, respectively.

Independent Non-executive Directors

James Bedford Downing III (also known as James Downing), aged 62, joined our Group as an independent non-executive Director on 18 June 2010. Mr. Downing currently serves as an independent non-executive director on a number of boards. Among others, he is Non-Executive Chairman of Nuada Medical Group Ltd, a UK-based private sector medical services company and Native Land Ltd. a UK based residential property company. From 2001 to 2003, Mr. Downing acted as the Deputy Head of JPMorgan Chase & Co.'s European Investment Banking group and prior to the merger of J.P. Morgan & Co. with Chase Manhattan Bank in 2000 he was Head of European Global Mergers & Acquisitions at Chase Manhattan. Mr. Downing obtained a Master of Business Administration degree from the Yale School of Management of Yale University in 1982 and a Bachelor of Science degree from Rensselaer Polytechnic Institute in 1976.

Ng Yuk Keung (吳育強), aged 51, was re-appointed as an independent non-executive Director on 11 October 2013. Mr. Ng is currently an executive director and the chief financial officer of Kingsoft Corporation Limited (Stock Code: 3888), a company listed on the main board of the Stock Exchange. Mr. Ng worked with PricewaterhouseCoopers for over 12 years from 1988 to 2001. From 2001–2003, Mr. Ng was the chief financial officer of International School of Beijing, an academic institution in Beijing, China. He subsequently joined Australian Business Lawyers, a law firm in Australia in 2003 and was later appointed as a consultant in 2004 responsible for advising on accounting matters. From 2004 to 2006, he was the deputy chief financial officer, a joint company secretary and the qualified accountant of Irico Group Electronics Company Limited (Stock Code: 0438), a company listed on the main board of the Stock Exchange. From 2006 to 2010, Mr. Ng was a vice-president, the chief financial officer, the company secretary and the qualified accountant of China Huiyuan Juice Group Limited. From 2010 to 2012, Mr. Ng was an executive director and the chief financial officer of China NT Pharma Group Company Limited (Stock Code: 1011), a company listed on the main board of the Stock Exchange. From February 2007 to October 2011, Mr. Ng was the independent non-executive director of Xinjiang Xinxin Mining Industry Co., Ltd. (Stock Code: 3833), a company listed on the main board of the Stock Exchange. Mr. Ng graduated from The University of Hong Kong with a bachelor's degree in Social Sciences in 1988 and a master's degree in Global Business Management and E-commerce in 2002. He is a professional accountant and a fellow member of both the Hong Kong Institute of Certified Public Accountants and the Association of Chartered Certified Accountants, and a member of the Institute of Chartered Accountants in England and Wales. Set out below

are the current appointments in other listed companies on the Stock Exchange and the New York Stock Exchange (as the case may be) which Mr. Ng has undertaken:

Position	Name of the listed company	Stock Code
Non-executive director	Cheetah Mobile Inc.	NYSE: CMCM
Honorary adviser	China Huiyuan Juice Group Limited	1886
Independent non-executive director	Sany Heavy Equipment International Holdings Company Limited	631
Independent non-executive director	Beijing Capital Land Limited	2868
Independent non-executive director	Zhongsheng Group Holdings Limited	881
Executive director	Kingsoft Corporation Limited	3888

Wang Wenfu (王文福), aged 49, was re-appointed as an independent non-executive Director of our Company on 11 October 2013. Mr. Wang has extensive experience in the mining industry, with international business development, cross-border mergers and acquisitions, business network establishment and international trading expertise. Before Mr. Wang joined our Group as an independent non-executive Director in 2010, he worked for Aluminum Corporation of China Ltd. ("**CHALCO**"), a company listed on the Stock Exchange, Shanghai Stock Exchange and the New York Stock Exchange since 2004, and was mainly responsible for the development of CHALCO's overseas business, cross border mergers and acquisitions, foreign investment and risk management. He also acted as the President of Chinalco Overseas Holding Ltd., director and President of Chalco Hong Kong Ltd., Chairman of Chalco Australia Pty. Ltd. and Chief Representative of CHALCO's operations in Vietnam and Indonesia. Mr. Wang graduated from the Department of Linguistics of Kunming University of Science and Technology in 1987. He also obtained a Master of Business Administration degree from Monash University in 1995 and a Graduate Diploma in Applied Finance and Investment from the Securities Institute of Australia in 2002.

George Jay Hambro, aged 41, was re-appointed as an independent non-executive Director of our Company on 20 August 2013 and is a member of the Audit, Nomination and Corporate Governance and Health, Safety & Environment (HSE) Committees. He began his career as a metals and mining project financier at NM Rothschild & Sons and then as a manager of the mining investment banking team at HSBC. In 2002, he joined what is now Petropavlovsk plc. and was subsequently appointed CEO of Aricom plc. Following the acquisition of Aricom by Petropavlovsk in 2009, he became the CIO there, a role he relinquished in 2010 to become Executive Chairman of IRC Limited, a company listed on the main board of the Stock Exchange (Stock Code: 1029), until January 2016,

and is currently its non-executive chairman. Mr Hambro is now the Chief Investment Officer and CEO of Mining, Energy and Industrials of SIMEC, a global commodity, resources and energy group. Mr. Hambro is a Fellow of the Institute of Materials, Minerals and Mining and holds a Bachelor of Arts in Business Management from Newcastle University.

Senior Management

Li Yongqiang (李永強), aged 32, is currently the chief financial officer of the Company and the general manager of finance department of the Company. Mr. Li joined the Company in May 2010, where he was mainly responsible for the Group's finance management and coordination with external auditing on financial statement and tax issues. Prior to joining the Company, Mr. Li worked for KPMG as an audit assistant manager from August 2005 to May 2010. Mr. Li is a member of the Chinese Institution of Certified Public Accountant, Chinese Certified Tax Agents Association and he is a Certified Management Accountant of The Institute of Management Accountants.

Company Secretary

Ms. Cao is also the company secretary of the Company. Ms. Cao joined the Company in 2009. She has long-term experience in the business and operations of the Company, and she has been closely involved with the financial affairs of the Company and has a great deal of experience in respect of investors' relationship since joining the Company. Before joining the Company in 2009, Ms. Cao worked at PricewaterhouseCoopers from 2005 to 2009.

Business address of the Directors

The business address of each of the Directors is the same as the Company's head office and principal place of business located at Suites 2104–05 Hutchison House, 10 Harcourt Road, Hong Kong.

11. GENERAL

(a) Save for Famous Speech intending to pledge its Rights Shares as disclosed under the headings "THE UNDERWRITING AGREEMENT AND SUB-UNDERWRITING AGREEMENT" and "THE SHAREHOLDER LOAN AGREEMENTS", as at the Latest Practicable Date, Famous Speech, the Controlling Shareholder Group and parties acting in concert with it had no intention to enter into, nor had it entered into any agreement, arrangement or understanding to transfer, charge or pledge any Consolidated Shares acquired under the Rights Issue and transactions contemplated under the Underwriting Agreement, the Whitewash Waiver and/or the Special Deal to any other person.

(b) Save for the Underwriting Agreement, there was no agreement, arrangement or understanding (including any compensation arrangement) between Famous Speech, the Controlling Shareholder Group or any person acting in concert with any of them and any of the directors, recent directors, shareholders or recent shareholders of the

Company having connection with or dependence upon the Rights Issue and transactions contemplated under the Underwriting Agreement, the Whitewash Waiver and/or the Special Deal.

(c) None of the Directors are interested in Famous Speech or the Controlling Shareholder Group.

(d) As at 22 April 2016, Mr. James Downing and Mr. George Jay Hambro expressed an intention to vote in favour of the resolutions in relation to (i) the Rights Issue; (ii) the Underwriting Agreement; (iii) the Whitewash Waiver, (iv) the Amendment of Articles; (v) the Specific Mandate; (vi) the issuance of the CVRs; (vii) the CVR Specific Mandate; (viii) the Special Deal and (ix) the Share Consolidation at the EGM in respect of their own respective beneficial shareholdings but did not vote on the proposed resolutions. None of the other Directors, had any beneficial interest in any Consolidated Shares as at the Latest Practicable Date which would confer any voting rights on any of them at the EGM.

This Prospectus are prepared in both English and Chinese. In the event of inconsistency, the English texts shall prevail.

12. EXPENSES

The expenses in connection with the Rights Issue, including financial advising fees, printing, registration, translation, legal and accounting fees are estimated to be in the range of approximately HK$8.66 million and are payable by the Company.

13. DOCUMENTS AVAILABLE FOR INSPECTION

Copies of the following documents are available for inspection during normal business hours from 9:00 a.m. to 12:00 noon and from 1:00 p.m. to 5:30 p.m. at the head office and principal place of business of the Company in Hong Kong at Suites 2104–05 Hutchison House, 10 Harcourt Road, Hong Kong, from the date of this Prospectus up to and including 4:00 p.m. on Wednesday, 15 June 2016:

(a) the memorandum and articles of association of the Company;

(b) the memorandum and articles of association of Famous Speech;

(c) the annual reports of the Company for the three financial years ended 31 December 2013, 31 December 2014 and 31 December 2015;

(d) the independent reporting accountants' assurance report on the compilation of unaudited pro forma financial information of the Group issued by KPMG, the text of which is set out in Appendix II to this Prospectus;

(e) the material contracts disclosed in the paragraph under the heading "MATERIAL CONTRACTS" in this Appendix;

(f) the service contracts disclosed in the paragraph under the heading "DIRECTORS' SERVICE CONTRACTS" in this Appendix;

(g) the written consents referred to in the paragraph under the heading "EXPERTS AND CONSENTS" in this Appendix;

(h) a letter of advice from Maples and Calder, the Company's legal advisers on BVI law, summarising certain aspects of the BVI law;

(i) a copy of the BVI Business Companies Act (2004);

(j) the Circular; and

(k) this Prospectus.

14. DOCUMENTS DELIVERED TO THE REGISTRAR OF COMPANIES

A copy of each of the Prospectus Documents, the written consents referred to in the paragraph under the heading "EXPERTS AND CONSENTS" in this Appendix and a copy of the material contracts referred to in the paragraph under the heading "MATERIAL CONTRACTS" in this Appendix has been registered by the Registrar of Companies in Hong Kong as required by Section 342C of the Companies (Winding Up and Miscellaneous Provisions) Ordinance (Chapter 32 of the laws of Hong Kong).